As filed with the Securities and Exchange Commission on July 19, 2021.
Registration No. 333-257603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Riskified Ltd.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	7370	98-1342110
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
Riskified Ltd.
30 Kalischer Street
Tel Aviv 6525724, Israel
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Eido Gal
Chief Executive Officer
Riskified, Inc.
220 5th Avenue, 2nd Floor
New York, New York 10001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Marc D. Jaffe Joshua G. Kiernan Stelios G. Saffos Brittany D. Ruiz Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200 Fax: (212) 751-4864	Shachar Hadar Assaf Naveh Ran Camchy Meitar | Law Offices 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Telephone: (+972) (3) 610-3100 Fax: (+972) (3) 610-3111	Aglika Dotcheva Eric Treichel Riskified, Inc. 220 5th Avenue, 2nd Floor New York, New York 10001	Ryan J. Dzierniejko Yossi Vebman Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 Telephone: (212) 735-3000 Fax: (212) 735-2000	Aaron M. Lampert Goldfarb Seligman & Co. Ampa Tower 98 Yigal Alon Street Tel Aviv 6789141, Israel Telephone: (+972) (3) 608-9999 Fax: (+972) (3) 608-9909

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A ordinary shares, no par value	20,125,000	$20.00	$402,500,000.00	$43,912.75
_______________
(1)Includes 2,625,000 Class A ordinary shares that may be sold if the option to purchase additional Class A ordinary shares granted by the registrant to the underwriters is exercised. See “Underwriting.”
(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)The registrant previously paid $10,910 of this amount in connection with a prior filing of the registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JULY 19, 2021
PRELIMINARY PROSPECTUS
17,500,000 Shares
Class A Ordinary Shares
This is the initial public offering of Class A ordinary shares of Riskified Ltd.
Prior to this offering, there has been no public market for our Class A ordinary shares. We are selling 17,300,000 Class A ordinary shares and the selling shareholder named in this prospectus, who is an executive officer and member of our board of directors, is selling 200,000 Class A ordinary shares. We will not receive any proceeds from the sale of Class A ordinary shares by the selling shareholder. The estimated initial public offering price is between $18.00 and $20.00 per share.
We have applied to have the Class A ordinary shares listed on the New York Stock Exchange (“NYSE”) under the symbol “RSKD.”
We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings. Investing in our Class A ordinary shares involves risks and uncertainties. See “Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”
Upon the consummation of this offering, we will have two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A ordinary shares and Class B ordinary shares will be identical, except with respect to voting, conversion and transfer rights. Each Class A ordinary share will be entitled to one vote per share and each Class B ordinary share will be entitled to ten votes per share and will be convertible into one Class A ordinary share. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of our shareholders, unless otherwise required by law or our amended and restated articles of association to be effective upon the closing of this offering. Upon the closing of this offering, based on the number of shares outstanding as of March 31, 2021, the holders of our outstanding Class A ordinary shares will beneficially own approximately 6.41% of the voting power of our outstanding shares by virtue of such shares, and the holders of our outstanding Class B ordinary shares will beneficially own approximately 59.34% of our outstanding shares by virtue of such shares and will control approximately 93.59% of the voting power of our outstanding shares by virtue of such shares, with our existing shareholders prior to the consummation of this offering, including our co-founders, beneficially owning approximately 98.25% of the voting power of our outstanding shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling shareholder (before expenses)	$	$
__________________
(1)We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” for additional information regarding underwriter compensation.
We have granted the underwriters an option to purchase up to 2,625,000 additional Class A ordinary shares from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.
Investing in our Class A ordinary shares involves risks and uncertainties. See “Risk Factors” beginning on page 32 to read about factors you should consider before buying any of our Class A ordinary shares.
None of the U.S. Securities and Exchange Commission, or the SEC, any state securities commission or the Israel Securities Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the Class A ordinary shares to purchasers on or about                     , 2021.
_______________________________

Goldman Sachs & Co. LLC	J.P. Morgan	Credit Suisse

Barclays	KeyBanc Capital Markets	Piper Sandler	Truist Securities	William Blair

Loop Capital Markets	Ramirez & Co., Inc.	Siebert Williams Shank	Stern
Prospectus dated                     , 2021

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Riskified's founders: Eido Gal & Assaf Feldman

Founders' Letter

Eido Gal, CEO & Assaf Feldman, CTO

Dear Prospective Shareholder,

This is an incredibly exciting milestone for the Riskified team. Thank you for reading our prospectus and considering an investment in Riskified.

We started the company in early 2013 to solve online payment fraud. At the time, we didn't fully appreciate how big eCommerce would become or how many industries it would revolutionize. But we understood one of the key problems at the very heart of eCommerce -- that selling anything online involves unique risks that all connect back to fraud. The internet has always been overrun with people concealing their identities for financial gain and most modern payment products place the cost of fraud squarely on the seller. These two realities create a challenging situation for online merchants.

This liability poses a fundamental question with each and every order an online merchant receives: Which customers should they accept? Which customers should they decline? It's an incredibly complex question to answer. And left to solve this problem on their own, we believe too many merchants experienced large amounts of missed sales, unnecessary expenses, and inferior overall results.

From the very beginning, we believed that we could build a networked machine learning solution that would outperform anything an individual merchant could build on their own. The end result was a completely new paradigm in fraud management, which we called Riskified.

We've spent the past 8 years building a machine learning platform dedicated to minimizing online payment risk. We believe this platform is more accurate and cost effective than most in-house

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Founders' Letter

solutions. It aggregates data from many of the world's largest online merchants, creating network effects that we believe drive superior performance and compelling ROI for our customers. Our data scientists constantly utilize this platform to update and improve our algorithms and models. So you can think of us as a scaled ML factory dedicated to eCommerce.

Using this ML platform, we're able to provide our merchants with guaranteed performance levels that are significantly unconstrained by risk. For example, we provide guaranteed minimum approval rates for each online order. This allows our merchants to maximize the conversion of incoming orders into successful sales, without worrying about who's a good customer. Similarly, we absorb all the costs associated with fraudulent sales, so that they don't need to worry about making the wrong decision. All of this translates to superior financial outcomes, not just blocking fraud. In the end, our merchants are able to scale their businesses as fast as they want in a highly cost-effective manner.

As we improved our ability to manage payment risk, we discovered other similar risks facing our merchants. For example, we realized several related trends in our merchant network -- i.e. account takeovers were a popular fraud vector, bank declines were a huge source of missed sales opportunities, and policy abuse was a common occurrence with a sizable financial impact. As a result, we launched several new products, which are now integral parts of our overall platform. You'll read more about all those problems throughout this prospectus. And we hope that you'll walk away with an appreciation of our strategy, where we continually solve common problems across our merchant network using superior ML applications.

Now eight years in, our view of the eCommerce industry is that it's still very much in its infancy. Enterprise-class merchants continue to generate the lionshare of online GMV. But they increasingly look to third party vendors such as Riskified to manage non-core elements of their businesses. And we believe the value we create far exceeds the cost of an in-house solution, enabling us to drive meaningful ROI. These compelling economics -- both for our merchants and for Riskified -- allow us to say confidently that we will continue investing aggressively to capture market share in this exciting new industry.

Finally, we'd like to close with a quick observation on why we believe that Riskified ultimately wins. Our team and technology are our most significant differentiators. We've already touched on our machine learning platform, which we believe to be world class. Equally important, we both believe strongly that the most talented individuals want to work for organizations where they can be valued, where they can contribute meaningfully to a difficult challenge, and where their values align with those of the company and their coworkers. By bringing in the right people, empowering them to succeed, and focusing on shared success with our merchant partners, we are confident that Riskified will succeed as well.

We hope that you will join us on this journey.

Eido and Assaf

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Riskified by the numbers:

$60bn+

GMV[1]

2020

$170mm

Revenue[2]

2020

50%+

Revenue CAGR

2018-2020

650+

Employees[3]

(240+ in R&D)

117%*

Net Dollar Retention Rate[4]

2020

98%#

Annual Dollar

Retention Rate[5] 2020

2 Based on Riskified's audited financial statements for the year ended December 31, 2020.

3 As of May, 2021.

4 To calculate the Net Dollar Retention Rate, we identify the cohort of accounts that were active in the prior period, and then divide the amounts billed to those accounts in the current period by the amounts billed to those same accounts in the prior comparative period. The amounts billed include any upsell and are net of contraction and attrition. We define an active account as an account that generally has submitted at least one order to us for review in every month of the indicated period.

5 We calculate our Annual Dollar Retention Rate by multiplying the churned accounts average monthly billings for the twelve months preceding the date of the churn by the number of months remaining in the calendar year in which the account churned ("Annual Churn").

The quotient of the Annual Churn from all of our churned accounts divided by our total billings in the last twelve months as of November of each year, is then subtracted from 100% to determine our Annual Dollar Retention Rate. We believe this calculation is helpful in that it is based on the amount of billings that we would expect to have received in the remaining portion of a particular period had an account not churned, based on the account's historical billings. It is not indicative of the actual billings contribution from churned accounts in past periods.

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_______________________________
We, the selling shareholder, and the underwriters have not authorized anyone to provide additional information or information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we may have referred you. We, the selling shareholder, and the underwriters do not take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. We, the selling shareholder, and the underwriters are not making an offer to sell the Class A ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these Class A ordinary shares in any circumstances under which such offer or solicitation is unlawful.
i

For investors outside the United States: We, the selling shareholder, and the underwriters have not taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
Through and including                      , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions in the Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
ii

ABOUT THIS PROSPECTUS
We are incorporated in Israel, and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

BASIS OF PRESENTATION
Presentation of Financial Information
Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We present our consolidated financial statements in U.S. dollars.
Our fiscal year ends on December 31 of each year. Our most recent fiscal year ended on December 31, 2020.
Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.
Certain Definitions
As used in this prospectus, except where the context otherwise requires or where otherwise indicated:
•“Riskified,” the “Company,” “we,” “us,” “our,” “our company” and similar references refer to Riskified Ltd. together with its consolidated subsidiaries as a consolidated entity.
•“Account takeover” refers to any instance where a third party gains access to a consumer’s account with an online merchant. Account takeovers typically occur when a consumer’s login credentials have been compromised. Once a consumer’s account is accessed, malicious parties can initiate fraudulent purchases, export stored value from loyalty programs, or pursue other actions to defraud the merchant and the consumer.
•“Chargebacks” refers to forced transaction reversals typically associated with credit and debit card transactions. Chargebacks occur when a cardholder disputes a transaction with its bank and the cardholder’s bank rules in favor of the cardholder. In such instances, funds associated with the payment are withdrawn from the merchant’s bank account resulting in a loss equal to the amount of the item that was received by the consumer. Chargebacks are meant as a consumer protection mechanism from fraudulent transactions, however, they may also incite abuse and friendly fraud. For example, friendly fraud may occur when a consumer, rather than returning an order they are dissatisfied with, instead initiates the chargeback process to avoid the complicated returns process. Friendly fraud may violate the merchant’s cancellation policies and, depending on the jurisdiction, may also be unlawful.
•“Consumers” refers to end-consumers who purchase goods or services from our merchants.
•“False declines” refers to any instance where a legitimate consumer transaction is falsely rejected during the checkout process because the transaction appears to be illegitimate. False declines represent lost sales for the merchant.
•“Merchants” refers to the businesses that purchase our products.
Key Terms and Performance Indicators Used in this Prospectus; Non-GAAP Financial Measures
Throughout this prospectus, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP Metrics.” In this prospectus, we also reference Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, and Free Cash Flow, which are non-GAAP financial measures. See “Summary—Summary Consolidated Financial and Other Data” for a discussion of Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, and Free Cash Flow, as well as reconciliations of such measures to the most directly comparable financial measures required by, or presented in accordance with, U.S. GAAP. We define these key performance indicators and non-GAAP financial measures as follows:
•“Adjusted EBITDA” is defined as net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, and share-based compensation expense.
•“Adjusted Gross Profit” represents gross profit excluding the impact of depreciation and amortization and share-based compensation expense included in cost of revenue.
•“Adjusted Gross Profit Margin” is defined as Adjusted Gross Profit expressed as a percentage of revenue.
•“Annual Churn” is calculated first by multiplying each churned account’s average monthly Billings (calculated based on the last twelve months, or, in instances where a merchant has been using our products for less than twelve months, the period for which the merchant used our products, preceding such churned account’s date of churn) by the number of months remaining after the date of churn in the same fiscal year, which we refer to as lost Billings. After lost Billings are calculated for each churned account, the Company calculates the sum of the lost Billings for all churned accounts to determine Annual Churn.
•“Annual Dollar Retention Rate” is defined as (i) Annual Churn, divided by (ii) our total Billings for the last twelve months as of November of each year, and then subtracted from 100%.
•“Approval rate” is defined as GMV that has been approved divided by GMV that has been reviewed.
•“Billings” or “amounts billed” is defined as (1) gross amounts invoiced to our merchants and estimates for cancellations and service level agreements for transactions approved during the period plus (2) changes in estimates for cancellations and service level agreements for orders approved in prior periods. Billings excludes credits issued for chargebacks.
•“Chargebacks-to-billings ratio” or “CTB Ratio” is defined as the total amount of chargeback expenses incurred during the period indicated divided by the total amount of Billings to all of our merchants over the same period.
•“Free Cash Flow” is defined as net cash provided by (used in) operating activities, less cash purchases of property and equipment and cash spent on capitalized software development costs.
•“Gross Merchandise Volume” or “GMV” is defined as the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including orders that we did not approve.
•“Net Dollar Retention Rate” is defined as amounts billed in the current period to the same cohort of accounts that were active in the prior comparative period. The amounts billed include any upsell and are net of contraction and attrition. We define an active account as an account that generally has submitted at least one order to us for review in every month of the indicated period.
We use non-GAAP financial measures, such as Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, and Free Cash Flow because they are key metrics used by management and our board of directors to assess our financial performance and for financial and operational decision-making and as a means to evaluate period-to-period comparisons. These non-GAAP measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that Adjusted EBITDA, Adjusted Gross Profit and Adjusted Gross Profit Margin are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance. We provide Free Cash Flow because it is a liquidity measure that we believe provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
Reverse Share Split
Prior to the effectiveness of this registration statement and contingent upon the closing of this offering, we will effectuate a two-for-one reverse share split of our Class A ordinary shares (the “Reverse Share Split”). No fractional shares will be issued in connection with the Reverse Share Split. The historical financial statements included elsewhere in this prospectus have been adjusted retroactively for the Reverse Share Split. Unless otherwise indicated, all other share and per share data in this prospectus has been retroactively adjusted, where applicable, to reflect the Reverse Share Split as if it had occurred at the beginning of the earliest period presented.
Additional Class B Issuance
After the effectiveness of the Reverse Share Split, we will issue and distribute Class B ordinary shares to holders of the Class A ordinary shares on a two-for-one ratio, such that each holder of Class A ordinary shares will receive two Class B ordinary shares for each Class A ordinary share (the “Additional Class B Issuance”). The historical financial statements included elsewhere in this prospectus have not been adjusted for the Additional Class B Issuance. Unless otherwise indicated, all other share and per share data in this prospectus has been retroactively adjusted, where applicable, to reflect the Additional Class B Issuance as if it had occurred at the beginning of the earliest period presented.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research.
Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry, which we believe to be reasonable. The sources of certain statistical data, estimates and forecasts contained elsewhere in this prospectus are from the following independent industry publications:
•Aite Group, “The Ecommerce Conundrum: Balancing False Declines and Fraud Prevention,” April 1, 2020;
•ecommerceDB, “Enterprise Merchant Size Analysis,” as of December 31, 2020;
•Edgar, Dunn & Company, “From Hard Decline to Abandoned Purchases: Conversion Killers in the New Era of eCommerce Payment Security,” March 4, 2020;
•eMarketer, “Worldwide ecommerce will approach $5 trillion this year,” January 14, 2021;
•Juniper Research, “Online Payment Fraud: Emerging Threats, Segment Analysis & Market Forecasts 2020-2024,” February 25, 2020; and
•The Economist, “America used to be behind on digital payments,” March 27, 2021.
None of the independent industry publications relied upon by us or otherwise referred to in this prospectus were prepared on our behalf. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information, and these sources generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Certain of these publications, studies and reports were published or conducted before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.
Certain estimates of market opportunity and forecasts of market growth included elsewhere in this prospectus may prove to be inaccurate. The market for our products is relatively new and will experience changes over time. The estimates and forecasts in this prospectus relating to the size of our target market, market demand and adoption, capacity to address this demand and pricing may prove to be inaccurate. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates in this prospectus, our business could fail to grow at similar rates, if at all.

TRADEMARKS
We have proprietary rights to trademarks used in this prospectus that are important to our business, including, among others, Riskified and Deco. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our Class A ordinary shares. You should read the entire prospectus carefully, including the “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus before making an investment decision.
Our Mission
Empowering businesses to realize the full potential of eCommerce by making it safe, accessible, and frictionless.
Company Overview
We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us.
We believe legacy fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive, and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees. We believe the slow manual processes that some legacy fraud platforms depend on can also produce poor shopping experiences, and their outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques.
Our eCommerce risk management platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. It supports our core chargeback guarantee product—which optimizes merchant approval rates—as well as other products that mitigate similar eCommerce risks for those same merchants.
All of our products are designed to generate additional revenue or cost savings for merchants, while improving the online shopping experience for their consumers. Our products include the following:
•Chargeback Guarantee: Our core product, the Chargeback Guarantee, automatically approves or denies online orders with guaranteed performance levels that vary in accordance with our merchants’ priorities.
•Policy Protect: Policy Protect helps merchants identify consumers that may be taking advantage of a merchant’s policies in ways that are abusive and expensive to the merchant.
•Deco: Deco helps merchants combat bank authorization failures during the checkout process.
•Account Secure: Account Secure helps prevent a consumer’s saved account with a merchant from being compromised by a fraudster.

•PSD2 Optimize: PSD2 Optimize enables merchants to minimize the effect of the European Union’s Payment Service Directive 2 regulations on their eCommerce business.
Our eCommerce risk management platform is designed to provide the following benefits to merchants:
•Increase sales: We allow merchants to generate higher revenues by increasing their approval rates for online transactions. Our platform can increase merchant sales approval rates by, in some cases, more than 20%.
•Reduce fraud: Our platform automatically identifies and rejects fraudulent online transactions that would result in unnecessary expenses for our merchants. We also assume the cost of fraudulent transactions if they are approved. Net of our fees, our platform can reduce these costs for our merchants, in some cases, by more than 60%.
•Reduce operating costs: We replace antiquated systems and labor intensive, costly fraud fighting methodologies with automated algorithms that save our merchants significant time and money. By reducing the operating costs our merchants incur, we free resources that can be redirected towards growing their businesses.
•Optimize consumer experiences: Higher approval rates mean lower consumer drop-off and fewer false declines of legitimate consumers. Our product gives merchants the ability to take full advantage of emerging omnichannel flows such as buy-online-pickup-in-store and buy-online-pickup-at-curb without increasing the risk of fraudulent sales. In addition, we enable merchants to maintain consumer-friendly policies by preventing policy abuse and malicious account logins. This builds a stronger, long-term relationship between merchants and consumers, driving more sales to merchants over time.
We generate substantial return on investment for our merchants through the revenue and cost savings they realize. On average, our ten largest merchants that provided data to us of their pre-Riskified performance by Billings experienced an 8% increase in revenue after integrating with our eCommerce risk management platform. On average, those same merchants experienced a 39% decrease in fraud-related operating costs and chargeback expenses, net of our fees. See footnote 1 of the table titled “Revenue and Cost Impact to Largest Merchants Sampled” below for more information regarding our methodology for calculating the impact to merchant revenue and operating costs. As a result of this value add to our merchants, we have high merchant revenue retention. For the year ended December 31, 2019 and 2020, we had an Annual Dollar Retention Rate of 99% and 98%, respectively, out of a maximum possible 100%. Excluding merchants from tickets and travel, our Annual Dollar Retention Rate was 99% for each of the years ended December 31, 2019 and 2020.

Revenue and Cost Impact to Largest Merchants Sampled
__________________
(1)Analysis performed using the ten largest merchants that provided pre-Riskified performance data to us. Such ten largest merchants were identified by ranking the Billings of our merchants that provided pre-Riskified performance data to us over the period from November 1, 2020 to January 31, 2021. For the year ended December 31, 2020, these identified ten largest merchants collectively represented approximately 35% of total Billings.
(2)Decrease in costs reflect the merchant’s decrease in dollar-based chargeback costs after accounting for our fees. There may be additional costs associated with fraud prevention for the pre-Riskified period. The calculation compares (a) the sampled merchants’ average post-Riskified performance over (i) the last twelve months ended January 31, 2021, or (ii) where 12 months of data was not available, the data we have for the most recent period ended January 31, 2021, or (iii) in one instance, the 12-month period after the merchant began submitting almost all of its online transactions to us for approval decisions using the Chargeback Guarantee, with (b) the sampled merchants’ average pre-Riskified performance for the time period such merchants shared with us. Pre-Riskified chargeback cost methodologies may vary by merchant, and the pre-Riskified performance data provided by each individual merchant may be for different periods or lengths of time.
(3)Increase in revenue through increased sales approval rates represents the difference in total dollar-based orders cleared and accepted by the merchant’s fraud review process, expressed as a percentage of dollar-based order volume. The calculation compares (a) the sampled merchants’ average post-Riskified performance over (i) the last twelve months ended January 31, 2021, or (ii) where 12 months of data was not available, the data we have for the most recent period ended January 31, 2021, or (iii) in one instance, the 12-month period after the merchant began submitting almost all of its online transactions to us for approval decisions using the Chargeback Guarantee, with (b) the sampled merchants’ average pre-Riskified performance for the time period such merchants shared with us. Pre-Riskified approval rate methodologies may vary by merchant, and the pre-Riskified data provided by each individual merchant may be for different periods or lengths of time.
We have differentiated access to our merchant’s transaction data through deep integrations into their mission-critical infrastructure, including their eCommerce, order management, and customer relationship management systems. Collecting relevant data across our merchant network allows us to identify complex transaction and behavior patterns that are not easily identifiable by merchants on their own. Our ability to help our merchants stems from the fact that we continuously feed this real-time training data into our sophisticated machine learning models.
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants on Shopify. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. Our merchants include some of the largest eCommerce brands in the world, including Wayfair, Macy’s, and StockX. Our merchants operate in a variety of verticals, including multiline retail and marketplaces, travel, fashion, digital goods, and luxury. We are also able to power the anti-fraud offerings embedded in popular payment methods such as Buy-Now-Pay-Later products.
Our eCommerce risk management platform fuels a powerful flywheel effect. As we add more GMV, we collect more data, which strengthens the predictive power of our decisioning engine and fuels product innovation. We then leverage this improved return on investment, or ROI, for merchants and our enhanced product suite to attract more online merchants, which drives more transactions to our platform and fuels further organic growth.
Our business benefits from the overall growth in eCommerce transaction volumes, growing consumer preferences for frictionless shopping experiences, and the heightened focus on combating online fraud. According to eMarketer, global eCommerce is expected to grow from approximately $4.3 trillion in 2020 to approximately $6.4 trillion by 2024. At the same time, consumers increasingly expect frictionless, omnichannel experiences and merchants are experiencing growing operating costs associated with fraud. According to Juniper Research, merchant losses to online eCommerce fraud will exceed $25 billion in 2024, up from $17 billion in 2020.
We have grown and scaled our business rapidly in recent periods. Between 2018 and 2020, our revenue grew at a CAGR of 51% from $74.3 million for the year ended December 31, 2018 to $169.7 million for the year ended December 31, 2020. Our gross profit grew from $35.7 million for the year ended December 31, 2018 to $92.8 million for the year ended December 31, 2020 and gross profit margin grew from 48% for the year ended December 31, 2018 to 55% for the year ended December 31, 2020. Our gross profit grew from $17.5 million for the three months ended March 31, 2020 to $28.6 million for the three months ended March 31, 2021 and gross profit margin grew from 53% for the three months ended March 31, 2020 to 56% for the three months ended March 31, 2021.
For the years ended December 31, 2019 and 2020, our total GMV increased 60%, from $39.7 billion to $63.4 billion. For the three months ended March 31, 2020 and 2021, our total GMV increased 77%, from $10.7 billion to $18.9 billion. For the years ended December 31, 2019 and 2020, our revenue increased 30%, from $130.6 million to $169.7 million. For the three months ended March 31, 2020 and 2021, our revenue increased 54%, from $33.2 million to $51.1 million. For the years ended December 31, 2019 and 2020, our net loss improved by 20%, from a net loss of $14.2 million to a net loss of $11.3 million. For the three months ended March 31, 2020 and 2021, our net profit decreased $45.9 million, from $2.3 million of net profit to $43.7 million of net loss, primarily due to remeasurement losses related to our convertible preferred share warrant liabilities and convertible preferred share tranche rights due to increases in the fair value of the underlying instruments. For the years ended December 31, 2019 and 2020, our Adjusted EBITDA increased 230%, from a loss of $1.9 million to income of $2.5 million. For the three months ended March 31, 2020 and 2021, our Adjusted EBITDA improved 90%, from a loss of $3.1 million to a loss of $0.3 million. See “—Summary Consolidated Financial and Other Data” for a discussion of the limitations of Adjusted EBITDA and reconciliations of this non-GAAP measure to the most directly comparable U.S. GAAP measure for the periods presented.
Industry Trends & Market Opportunity
Rapid growth of eCommerce led by large online merchants
We believe our opportunities increase as more sales are transacted online. Global eCommerce sales grew 28% to approximately $4.3 trillion in 2020 compared to 2019 and are expected to grow to approximately $6.4 trillion by 2024, representing a CAGR of 13.8% over the five-year period since 2019. Fueling this trend in part is the growing prevalence of omnichannel commerce, which is increasingly incorporating elements of eCommerce (e.g. buy-online-pickup-in-store).
eCommerce volumes are disproportionately controlled by large online merchants who comprise our core online merchant base. According to management calculations based on data provided by ecommerceDB, online merchants with more than $75 million in annual online sales in 2020 comprised 85% of eCommerce sales made directly from the retailer’s website or mobile app.

eCommerce is difficult to execute, especially on a global scale
Online merchants face numerous fraud-related risks, which include stolen payment credentials, compromised consumer accounts and illegitimate refund claims. Fraudsters can easily impersonate legitimate consumers, resulting in large financial losses and damaged brand reputations. Consumers can falsely claim that their orders never arrived, or that the product they purchased was damaged on delivery.
The policies implemented by payment networks and banks can also introduce meaningful friction points and risk of false declines by third parties. Online merchants depend on these partners to conduct their business, yet these partners can decline legitimate consumers that would otherwise generate revenue. According to The Economist, an estimated 10% to 15% of online orders are declined by issuing banks.
As merchants grow, they face additional challenges. Merchants need to embrace new payment methods as they enter new geographies, as well as changing consumer preferences. Fraud rings continuously improve the sophistication and methods of their attacks. It is a constant struggle for even the most sophisticated merchants to keep up.
Online merchants often need to make rapid decisions with imperfect information
Merchants must instantaneously decide, with limited information, which consumer transactions to accept and which to deny.
Merchants are forced to make a difficult trade off of sacrificing growth for security or vice versa. Ultimately, the merchant is left second guessing whether they have successfully converted legitimate consumers into successful sales.
Consumers increasingly demand frictionless eCommerce experiences, which further complicates merchants’ ability to distinguish legitimate transactions from fraudulent ones
Consumers increasingly expect fast and simple shopping experiences, requiring the fewest taps or clicks to complete a purchase.
We believe legacy risk assessment systems used by merchants and their payment partners to identify fraudsters often introduce multiple friction points, including lengthy credentialing and registration processes and authentication requirements, such as two-factor authentication, or even forced customer support inquiries. However, these requirements can be highly disruptive to the consumer shopping experience, often resulting in abandoned shopping carts and, ultimately, lower sales, and diverted volume to competitors.
Cybercriminals and fraudsters are constantly developing new methods to exploit merchants’ vulnerabilities for financial gain
As eCommerce grows, so does the prevalence and complexity of attempted fraud. In order to protect themselves, merchants need to stay on top of a constantly evolving set of fraud techniques, such as accessing the internet via proxy servers, creating fake digital identities, and spoofing—impersonating another person’s online identity.
The explosion in eCommerce activities has also increased levels of abusive consumer behavior. For example, consumers who are dissatisfied with their purchase might claim that it was lost or simply not as described, rather than go through a complicated returns process or keep the item. Consumers who methodically abuse merchants’ policies work strategically, and like fraudsters, they are employing increasingly sophisticated methods.

We believe legacy, in-house solutions often result in lost revenue, increased operating costs, and poor consumer experiences
Without Riskified, merchants often attempt to solve these problems on their own using a variety of legacy or in-house solutions and manual processes. We believe these alternatives are often expensive, old and ineffective, and these alternatives struggle to separate legitimate and fraudulent transactions. This results in several adverse consequences:
•false declines and lost sales;
•fraudulent transactions;
•costly overhead expenses;
•poor consumer experiences;
•limited ability to reach new consumers;
•difficulty in scaling and maintaining the merchant’s operations; and
•lack of flexibility to reach existing consumers.
Building and maintaining anti-fraud capabilities imposes complex, non-core operational requirements on merchants that often distract them from serving consumers and realizing their full eCommerce potential.
Even with significant investment, many merchants cannot solve the problem on their own and keep up with the rapidly-changing market.
Key Opportunities to Eliminate Friction in the Consumer Journey
There are many touch points throughout a consumer’s shopping journey. At each touchpoint, merchants need to decide whether to approve or reject a consumer’s transaction request. Alternatively, a merchant must decide whether to use a variety of tools to verify a consumer’s identity, which often introduces unnecessary friction.
Order Approvals and Chargebacks
Merchants typically seek to balance the highest possible approval rate with the fewest fraudulent orders. Despite their best efforts, many merchants decline legitimate orders while also approving fraudulent orders.
Disputed orders can result in chargebacks, which create a financial liability for merchants. Chargebacks are forced payment reversals that occur when a cardholder disputes a transaction with their bank and the cardholder’s bank rules in favor of the cardholder. However, they can also be a vector for fraud and abuse, where consumers dispute a legitimate purchase in an attempt to avoid paying for the item they purchased.
Policy Enforcement and Abuse
Merchants maintain policies for returns, refunds, and promotions to ensure smooth consumer experiences. However, these same policies can also be manipulated by abusive consumers, especially when the merchant has consumer-friendly policies. For example, a consumer may falsely claim that they never received an item that they legitimately purchased—or, alternatively, that the item they purchased was damaged on arrival—in hopes of a refund.
In scenarios like these, merchants need to balance competing objectives with limited information. Honoring illegitimate claims results in immediate financial losses and invites more fraud,

while reviewing or rejecting legitimate claims can permanently damage a merchant’s relationship with its consumers.
Account Security and Fraudulent Logins
Many merchants allow consumers to create personal accounts with stored personal information to expedite checkout processes as well as to facilitate loyalty programs. Fraudsters target these accounts to order items using a consumer’s identity, obtain personal information and steal loyalty points, which can be used just like cash with the merchant.
Bank Authorizations
Merchants rely on issuing banks to approve orders from their shared consumers. However, banks may have limited information and decline legitimate orders—for example, when the consumer makes an unusually large purchase. The addition of another party in the value chain adds additional opportunities for false declines (i.e., bank declines). According to The Economist, an estimated 10% to 15% of online orders are declined by issuing banks.
Merchants face difficult trade-offs when sending transactions to banks: if the merchant submits too many fraudulent transactions for authorization, they are subject to heightened fees and penalties. At the same time, merchants lose revenue by not submitting risky appearing orders that are legitimate.
Regulation
The payment industry is highly regulated and merchants are constantly adapting to changing government requirements. In the European Union, for example, the Revised Directive on Payment Services, or PSD2, imposes various authentication requirements for eCommerce transactions. We believe these requirements will result in significantly reduced merchant revenues due to a slower, inconvenient shopping experience.
Our eCommerce Risk Management Platform & Product
Our eCommerce risk management platform automates the complexities of eCommerce for merchants, and enables them to offer simple, frictionless consumer experiences.

The Riskified eCommerce Risk Management Platform

Fraud & Chargeback
Abuse & Policy Enforcement
Account Security
Banking and Payments
PRODUCTS
Chargeback Guarantee
Policy Protect
Account Secure
Deco
PSD2 Optimize
RISK MANAGEMENT
Realtime Training Data
Constant Optimization & Diversification
Exposure Modeling
Active Monitoring & Alerting
MACHINE LEARNING PLATFORM
REAL-TIME DECISIONS
Linking Insights
Auto Encoders
Dynamic Features
Decision Optimizer
PERFORMANCE CONTROL
Merchant Intel
Anomaly Detection
Fraud Ring Interception
ML FEEDBACK
Data Purity Ops
Model Assembly & Training
False Decline Identification
DATA SOURCES
CROSS-MERCHANT NETWORK
INTEGRATED MERCHANT SYSTEMS
eCommerce
Order Management
Payment Service Providers
Customer Relationship Management

Data Sources
We deeply integrate into merchants’ systems that house and track transaction data and website interactions. Extrapolating this level of access across our global merchant base provides tremendous data resources that we use to train our machine learning models. We can draw insights from over a billion historical transactions executed on our merchant network, each of which contains hundreds of data attributes.
Analytics
Extensive and automated analysis of these attributes, both individually and as part of the aggregated global network, positions us to determine which consumers and transactions are legitimate or fraudulent. Our machine learning algorithms produce real-time insights that are trained for anomaly detection and pattern recognition based on the other transactions and interactions that have occurred, and are occurring, on our network.
Risk Management
Risk management is at the very heart of our business. We have established strict processes that allow us to manage our overall chargeback exposure and control realized chargeback expenses within predetermined budget levels. In addition, we constantly adjust our merchants’ approval and chargeback rates to rebalance our exposure and our expected expenses during any given period.
Merchant Tools
Our dashboards give merchants real-time visibility into every decision that we review. This empowers merchants to review, understand, and override decisions where we are unwilling to guarantee a transaction. Our dashboards also include up-to-date key performance metrics including order approval rates, account challenges, order declines, and chargebacks.

Our Products
Chargeback Guarantee: Our core product, the Chargeback Guarantee, automatically approves or denies online orders with guaranteed performance levels that vary by online merchant. Our machine learning models analyze hundreds of attributes per transaction, generating accurate decisions instantaneously. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each transaction we approve. Simultaneously, we provide minimum contractual approval rates for our Chargeback Guarantee merchants that are typically higher than these merchants’ own approval rates prior to commencing work with us.
Policy Protect: Policy Protect identifies consumers that may be taking advantage of the merchant’s policies in ways that defraud the merchant and harm them financially. For example, we can tell whether a consumer is fabricating refund claims based on their purchase history across our entire merchant network. Merchants can deny claims they believe to be illegitimate or block the transaction at checkout, thereby saving expenses that would otherwise be wasted. Policy Protect covers several common use cases including refund abuse, reseller abuse, promotions abuse, and referral abuse.
Deco: Deco helps merchants combat bank authorization failures during the checkout process. If a consumer is declined by a bank, and we recognize that consumer as legitimate, we offer that consumer the ability to complete their purchase through Riskified. As a result, the merchant is able to retain sales that would have otherwise been lost.
Account Secure: Account Secure prevents bad actors from gaining unauthorized access to a consumer’s account at the merchant’s online store. Preventing account takeover attacks allows merchants to provide fast, convenient shopping experiences by confidently storing their consumer’s personal information. Storing information such as payment credentials, shipping information and other related information allows the merchant to provide the frictionless shopping experience consumers demand. Preventing account takeovers also allows merchants to avoid the negative publicity surrounding hacked accounts, which can prevent repeat purchases from legitimate consumers.
PSD2 Optimize: Riskified PSD2 Optimize enables merchants to minimize the effect of the EU’s PSD2 regulations on their business. We allow merchants to conduct frictionless transaction risk analysis on every order to maximize exemptions under the regulation, minimize consumer friction, and improve sales conversions.
What Sets Us Apart
We generate substantial return on investment for our merchants
We generate substantial return on investment throughout the lifecycle of our relationships with our merchants by increasing merchants’ online sales and reducing their operating costs. On average, our ten largest merchants that provided data to us of their pre-Riskified performance by Billings experienced an 8% increase in revenue after integrating with our eCommerce risk management platform. On average, those same merchants experienced a 39% decrease in fraud-related operating costs and chargeback expenses, net of our fees. See footnote 1 of the table titled “Revenue and Cost Impact to Largest Merchants Sampled” above for more information regarding our methodology for calculating the impact to merchant revenue and operating costs. As a result, we experience strong retention rates, which supports our organic growth. We believe that the active performance management we perform is an important driver of our merchants’ return on investment. We provide performance management through a combination of real time monitoring, proprietary tools, and surgical optimization of specific subsets of our merchants’ order volumes.

Powerful flywheel effect
Our eCommerce risk management platform gets stronger from each transaction we process and each merchant we add to our network. Each transaction we review enhances our data sets and our ability to identify similar characteristics between transactions on our network. As we grow, this sophisticated transaction matching enables us to deliver a strong return on investment for our merchants and drives robust product innovation that enhances the consumer shopping experience. We then leverage this improved ROI for our merchants and our enhanced product suite to attract more merchants, which drives more transactions to our platform and fuels further organic growth.
Compounding data advantages over a growing merchant network
Since our founding, we have accumulated over a billion historical transactions from our merchant network with hundreds of data variables per transaction. This data was collected across our global merchant base from leading eCommerce brand online merchants, with whom we have built trusted relationships. As a result, our machine learning models create powerful, real-time predictive insights that we believe are difficult to replicate.
The scale of our merchant network and processed volume continue to grow. For the year ended December 31, 2020, our total GMV grew 60% to $63.4 billion compared to the year ended December 31, 2019. For the three months ended March 31, 2021, our total GMV grew 77% to $18.9 billion compared to the three months ended March 31, 2020. We serve some of the largest and most recognizable eCommerce brands globally. We believe the scale of our eCommerce risk management platform is a competitive advantage because it is the foundation of the scope, depth and power of the data we use to train our models.
Strong expertise serving the enterprise market
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants on Shopify. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. We are positioned to support enterprise merchants for several reasons. First, our eCommerce risk management platform is highly customizable to meet each merchant’s unique requirements. Second, we are able to simplify the vast amounts of complexity that are unique to enterprise operating environments. Third, unlike many eCommerce enablement platforms, we do not compete with our merchants to own the consumer relationship through mobile apps or other touch points. We believe this gives us privileged access to significantly more data than banks or other payment companies receive.
Business Model
Fundamentally, our business model aligns our interests with our merchants’ interests—we win when they win. We charge our merchants a percentage of every dollar of GMV that we approve, so our incentive is to approve as many orders as we safely can on the merchant’s behalf. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV dollars that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the risk level of the end market, the percentage of GMV we review from the merchant, and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees.
If an approved transaction that we guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback guarantee expense in cost of revenue and typically provide the payment to the merchant in the form of credits on future invoices.
We have been successful in retaining our merchants. The strong return on investment we deliver has resulted in merchants increasing the use of our products over time. Important indicators of our ability to grow our relationships with our merchants and to increase their use of our eCommerce risk management platform are Net Dollar Retention Rate and Annual Dollar Retention Rate. Our Net Dollar Retention Rate was 122% and 117% for the years ended December 31, 2019 and 2020, respectively. Our Annual Dollar Retention Rate was 99% and 98% for the years ended December 31, 2019 and 2020, respectively. Excluding merchants from tickets and travel, our Annual Dollar Retention Rate was 99% for each of the years ended December 31, 2019 and 2020, and our Net Dollar Retention Rate was 122% and 158% for the years ended December 31, 2019 and 2020, respectively.
Our Merchants
Our eCommerce risk management platform is explicitly designed and engineered to integrate with a wide range of merchants. We can accommodate and grow with the world’s largest merchants:
•Scale: We serve merchants with multiple regional websites and large global presences. Our largest merchants generate tens of billions of dollars in online sales each year.
•Industry: Our merchants represent diversified online sellers in various industries as well as categories such as sporting goods, furniture and homewares, travel, apparel, accessories, consumer electronics, and jewelry.
•Merchant Profile: Our merchants range from direct-to-consumer brands, online-only retailers, omnichannel retailers, online marketplaces, and eCommerce service providers that bear the liability for disputed transactions.
•Geography: Our merchants are located in 36 countries worldwide—53% of our merchants are located in the United States, 28% are located in EMEA, and 19% are located in the rest of the world, as of March 31, 2021.
For the year ended December 31, 2020, merchants integrated on our eCommerce risk management platform generated a total GMV of $63.4 billion, up from $39.7 billion GMV for the year ended December 31, 2019. For the three months ended March 31, 2021, merchants integrated on our platform generated a total GMV of $18.9 billion, up from $10.7 billion GMV for the three months ended March 31, 2020. Our network is made up of hundreds of preeminent merchants including Wish, Macy’s, Wayfair, StockX, Gymshark, Booking.com, Kiwi, Prada, TicketMaster, REVOLVE, and Finish Line.
Growth Strategy
We intend to leverage our proprietary technology, scaled merchant network and the powerful data we access to drive even higher return on investment for our merchants and create frictionless shopping experiences for consumers. Key elements of this strategy include:
•growth with our merchants;
•winning new merchants;
•continued land and expand;
•new categories; and
•new products innovation.

Recent Developments
Preliminary Estimated Financial Results for the Three Months Ended June 30, 2021
We have not yet completed our closing procedures and our independent registered public accounting firm has not completed its review of our results for the three months ended June 30, 2021. Set forth below are certain preliminary estimated ranges of our results of operations, key performance indicators, and non-GAAP metrics that we expect to report for the three months ended June 30, 2021. Our actual results may differ from these estimates due to the completion of our financial closing procedures, final adjustments, and other developments that may arise between now and the time the financial results for our second quarter are issued. There can be no assurance that the underlying assumptions or estimates used in preparing our preliminary estimates will be realized. We cannot assure you that our estimated preliminary results for the three months ended June 30, 2021 will be indicative of our financial results for future interim periods or for the full year ending December 31, 2021.
The changes from the three months ended June 30, 2020 to the estimated results for the three months ended June 30, 2021 are generally driven by (i) a 54% increase in total GMV based on the midpoint of our preliminary estimates, due to (a) an increase in new merchants onboarded to our eCommerce risk management platform, (b) an increase in the adoption and expansion of our platform from existing merchants due to an acceleration of the use of our merchants’ digital platforms by their consumers driven by the general macroeconomic shifts in consumer spending habits accelerated by the COVID-19 pandemic, and (c) the easing of COVID-19 related restrictions during the three months ended June 30, 2021; (ii) improvements in our chargebacks-to-billings ratio, or CTB Ratio, due to a shift in the merchant mix of our revenues and fraud trends; (iii) increases in operating expenses primarily due to compensation and benefits related costs attributable to the growth of our business; and (iv) increases in remeasurement losses related to our convertible preferred share warrant liabilities and convertible preferred share tranche rights due to increases in the fair value of the underlying instruments, which increased other expenses, net. Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Trends” for more information regarding the trends in our business.

	Three Months Ended June 30,
	2020	2021
	(actual)	(preliminary estimates, unaudited)
		Low	High
	(in thousands, except where indicated)
Revenue	$37,807	$54,800	$55,700
Gross profit	20,137	30,100	33,700
Operating loss	(7,671)	(5,500)	(900)
Net loss	(7,269)	(24,800)	(19,400)
Adjusted EBITDA	(1,133)	(2,259)	2,249
GMV (in billions)	13.8	21.1	21.5
See below for a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with GAAP:

	Three Months Ended June 30,
	2020	2021
	(actual)	(preliminary estimates, unaudited)
		Low	High
	(in thousands)
Net loss	$(7,269)	$(24,800)	$(19,400)
Provisions for income taxes	30	571	79
Interest income, net	(58)	(35)	(35)
Other (income) expense, net	(374)	18,800	18,400
Depreciation and amortization	310	628	628
Share-based compensation expense	6,228	2,577	2,577
Adjusted EBITDA	$(1,133)	$(2,259)	$2,249
We include Adjusted EBITDA in this prospectus for the reasons as described in “Summary Consolidated Financial and Other Data.” Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as an alternative to, or a substitute for net profit (loss) or other financial statement data presented in our consolidated financial statements as indicators of financial performance. These limitations are described in “Summary Consolidated Financial and Other Data.” We encourage you to review our financial information in its entirety and not rely on a single financial measure.
We have provided a range for the preliminary results described above primarily because our financial closing procedures for the three months ended June 30, 2021 are not yet complete. As a result, there is a possibility that our final results will vary from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate. We undertake no obligation, unless required by applicable law, to update or supplement the information provided above until we issue our financial statements for the three months ended June 30, 2021. Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, has not audited, reviewed, compiled or performed any procedures with respect to this financial data. Accordingly, Kost, Forer, Gabbay & Kasierer does not express an opinion or any other form of assurance with respect thereto.
Risk Factors
Investing in our Class A ordinary shares involves substantial risks and uncertainties, and our ability to successfully operate our business and execute our growth plan is subject to numerous risks and uncertainties. You should carefully consider the risks and uncertainties described in “Risk Factors” before making a decision to invest in our Class A ordinary shares. If any of these risks or uncertainties actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our Class A ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks and uncertainties we face:
•we have a limited operating history and have experienced rapid growth. If we fail to manage our growth effectively, then our revenues, results of operations, and financial condition may be adversely affected;
•we have a history of net losses and, as we anticipate increasing operating expenses in the future, we may not be able to achieve profitability;
•if we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, our business, financial condition, and results of operations may be adversely affected;

•we are dependent upon the continued use of credit cards as a primary means of payment for eCommerce transactions. Changes in laws and regulations related to use of credit cards, including card scheme rules and PSD2, or the general public’s use of credit cards may diminish the demand for our products, and could adversely affect our revenues, our results of operations and financial condition;
•our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants;
•if we are unable to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective, our growth prospects, business, financial condition, and results of operations may be adversely affected;
•our products enable the collection and storage of personally identifiable, confidential or proprietary information of our merchants and their consumers, and security concerns could result in additional cost and liability to us or inhibit sales of our products;
•lengthy sales cycles with large enterprises make it difficult to predict our future revenue and may cause variability in our operating results;
•we have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues. If we fail to accommodate increased volumes during peak seasons and events, our business, financial condition, and results of operations may be adversely affected;
•we operate in a highly competitive industry. Competition presents an ongoing threat to the success of our business;
•we have a substantial merchant concentration, with a limited number of merchants accounting for a substantial portion of our revenues. The loss of a significant merchant would materially and negatively affect our business, financial condition and results of operations;
•if we are unable to develop enhancements to our products, increase adoption and usage of our products, and introduce new products and capabilities that achieve market acceptance, our business, financial condition, and results of operations may be adversely affected;
•if we are unable to continue to increase the sales of our products to large enterprises while mitigating the risks associated with serving such merchants, our business, financial condition, and results of operations may be adversely affected;
•the loss of the services of our co-founders, who are also our Chief Executive Officer and Chief Technology Officer, could materially and adversely affect our revenues, our results of operations and financial condition;
•we have limited experience with respect to determining the optimal prices and pricing structures for our products; and
•the dual class structure of our ordinary shares has the effect of concentrating voting power with existing shareholders, which will limit your ability to influence the outcome of important transactions, including a change in control.
Corporate Information
We are incorporated in Israel under the Companies Law, 5759-1999, or the Companies Law. Our principal executive offices are located at 30 Kalischer Street, Tel Aviv 6525724, Israel. Our website address is https://www.riskified.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is Riskified, Inc., located at 220 5th Avenue, 2nd Floor, New York, New York 10001.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer
We qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to U.S. public companies. These provisions include:
•an exemption that allows the inclusion in an initial public offering registration statement of only two years of audited financial statements and selected financial data and only two years of management’s discussion and analysis of financial condition and results of operations disclosure;
•reduced executive compensation disclosure; and
•an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.
We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company.
We will remain an emerging growth company until the earliest of:
•the last day of our fiscal year during which we have total annual gross revenue of at least $1.07 billion;
•the last day of our fiscal year following the fifth anniversary of the closing of this offering;
•the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or
•the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.
We may choose to take advantage of some but not all of these reduced requirements. We cannot predict if investors will find our Class A ordinary shares less attractive because we will rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
In addition, Section 107 of the JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, to comply with new or revised accounting standards applicable to public companies. We may choose to take advantage of some, but not all, of these reduced reporting requirements.
In addition, upon the closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the NYSE rules that allow us to follow Israeli law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the rules under Section 14 of the Exchange Act that impose disclosure obligations and procedural requirements for the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•for our directors and principal shareholders, the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules to file public reports with respect to their share ownership and purchase and sale of our ordinary shares;
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and
•Regulation Fair Disclosure, or Regulation FD, which regulates selective disclosures of material information by issuers.
In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic issuers. Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:
•the majority of our executive officers or directors are U.S. citizens or residents;
•more than 50% of our assets are located in the United States; or
•our business is administered principally in the United States.
We have chosen to take advantage of certain of the reduced disclosure requirements and other exemptions described above in the registration statement of which this prospectus forms a part and intend to continue to take advantage of certain exemptions in the future. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock. As a result, some investors may find our Class A ordinary shares less attractive than they would have otherwise. The result may be a less active trading market for our Class A ordinary shares, and the price of our Class A ordinary shares may be more volatile. See “Risk Factors—Risks Relating to Our Class A Ordinary Shares and the Offering—We will be a foreign private issuer, and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.”

THE OFFERING

Class A ordinary shares offered by us	17,300,000 Class A ordinary shares.
Class A ordinary shares offered by the selling shareholder	200,000 Class A ordinary shares.

Option to purchase additional Class A ordinary shares	We have granted the underwriters an option for a period of 30 days after the date of this prospectus to purchase up to 2,625,000 additional Class A ordinary shares.

Class A ordinary shares to be outstanding after this offering	64,025,672 Class A ordinary shares (or 66,650,672 Class A ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares).
Class B ordinary shares to be outstanding after this offering	93,451,344 Class B ordinary shares.
Total Class A ordinary shares and Class B ordinary shares (collectively, “ordinary shares”) to be outstanding after this offering	157,477,016 ordinary shares (or 160,102,016 ordinary shares if the underwriters exercise in full their opinion to purchase additional ordinary shares).

Use of proceeds
We estimate that the net proceeds to us from the sale of our Class A ordinary shares in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $302.7 million (or approximately $349.5 million if the underwriters exercise in full their option to purchase additional Class A ordinary shares), assuming an initial public offering price of $19.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The principal purposes of this offering are to obtain additional working capital, to create a public market for our Class A ordinary shares and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for working capital purposes and general corporate purposes, including advertising and marketing, technology development, new product development, expansion into additional geographic markets, operating expenses and capital expenditures. We may also use a portion of the proceeds to acquire or invest in businesses, products, services or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. We will not receive any proceeds from the sale of Class A ordinary shares by the selling shareholder. See “Use of Proceeds.”

Voting rights
Upon the consummation of this offering, we will have two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share will be entitled to one vote per share and each Class B ordinary share will be entitled to ten votes per share.
Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of our shareholders, unless otherwise required by law or our amended and restated articles of association to be effective upon closing of this offering. Upon the closing of this offering, based on the number of shares outstanding as of March 31, 2021 the holders of our outstanding Class A ordinary shares will beneficially own approximately 6.41% of the voting power of our outstanding shares by virtue of such shares, and the holders of our outstanding Class B ordinary shares will beneficially own approximately 59.34% of our outstanding shares by virtue of such shares and will control approximately 93.59% of the voting power of our outstanding shares by virtue of such shares, with our existing shareholders prior to the consummation of this offering, including our co-founders, beneficially owning approximately 98.25% of the voting power of our outstanding shares.
The holders of our outstanding Class B ordinary shares will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors. See the sections titled “Principal and Selling Shareholders” and “Description of Share Capital and Articles of Association” for additional information.

Dividend policy
We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Dividend Policy.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our Class A ordinary shares.

Listing	We have applied to list our Class A ordinary shares on the NYSE under the symbol “RSKD.”
The historical financial statements included elsewhere in this prospectus have been adjusted retroactively for the Reverse Share Split. Unless otherwise indicated, all other share and per share data in this prospectus has been retroactively adjusted, where applicable, to reflect the Reverse Share Split as if it had occurred at the beginning of the earliest period presented.
Immediately prior to the consummation of this offering, we will consummate the following recapitalization in the following sequence (collectively, the “Recapitalization”): (i) the conversion of all Series A, B, C, D, E and E-1 convertible preferred shares, each of par value NIS 0.0004, into ordinary shares, of par value NIS 0.0004, on a one-for-one basis; (ii) the elimination of the par value of our ordinary shares; (iii) the renaming of our ordinary shares to Class A ordinary shares; (iv) the Reverse

Share Split; and (v) the Additional Class B Issuance. See “Description of Share Capital and Articles of Association—Share Capital.”
The aggregate number of our Class A ordinary shares and Class B ordinary shares to be outstanding immediately after this offering is based on 133,085,436 convertible preferred and ordinary shares outstanding as of March 31, 2021, and gives effect to:
•the issuance during April 2021 of 4,351,242 of convertible preferred shares associated with the fourth tranche of Series E convertible preferred share financing, which will convert to 1,450,414 Class A ordinary shares and 2,900,828 Class B ordinary shares, after giving effect to the Recapitalization;
•913,432 Class A ordinary shares and 1,826,906 Class B ordinary shares issuable upon the exercise in full of Series E-1 warrants, of which 257,521 Class A ordinary shares and 515,042 Class B ordinary shares will be exercised on a cash exercise basis against the payment of $6.5 million and we have assumed that the remainder will be exercised on a cashless basis, after giving effect to the Recapitalization; and
•the Recapitalization.
The number of our Class A ordinary shares and Class B ordinary shares to be outstanding immediately after this offering, after giving effect to the Recapitalization, excludes:
•425,325 Class A ordinary shares and 850,650 Class B ordinary shares issuable to Kreos Capital IV (Expert Fund) Limited upon the exercise of the warrant, dated as of April 29, 2015;
•7,669,796 Class A ordinary shares and 15,339,592 Class B ordinary shares issuable upon the exercise of options outstanding under our equity incentive plans as of March 31, 2021 at a weighted-average exercise price of $5.41 per Class A ordinary share with no exercise price per Class B ordinary share, of which (i) 124,406 Class A ordinary shares were issued upon the exercise of stock options after March 31, 2021 and through June 30, 2021 and (ii) 248,827 Class B ordinary shares were issued upon the exercise of stock options after March 31, 2021 and through June 30, 2021;
•499,500 Class A ordinary shares issuable upon exercise of a warrant, at an exercise price of $0.007 per share, which vests annually, in equal amounts, over a five-year period commencing on June 27, 2021;
•171,685 Class A ordinary shares and 343,370 Class B ordinary shares issuable upon the vesting of restricted share units outstanding under our equity plans as of March 31, 2021;
•17,693,998 Class A ordinary shares reserved for issuance pursuant to future grants under our equity incentive plans, as described in “Management—Equity Incentive Plans”;
•2,524,826 Class A ordinary shares issuable upon the vesting of RSUs and exercise of stock options granted after March 31, 2021; and
•5,049,652 Class B ordinary shares issuable upon the vesting of RSUs and exercise of stock options granted after March 31, 2021.
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
•no exercise by the underwriters of their option to purchase up to 2,625,000 additional Class A ordinary shares;
•no exercise or settlement of outstanding options and RSUs after March 31, 2021;

•the adoption of our amended and restated articles of association prior to the closing of this offering, which will replace our amended and restated articles of association as currently in effect;
•the issuance during April 2021 of 4,351,242 of convertible preferred shares associated with the fourth tranche of Series E convertible preferred share financing, which will convert to 1,450,414 Class A ordinary shares and 2,900,828 Class B ordinary shares, after giving effect to the Recapitalization, against the net proceeds of $26.8 million which occurred during April and May 2021;
•the Recapitalization; and
•an initial public offering price of $19.00 per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present our summary consolidated financial and other data. We prepare our consolidated financial statements in accordance with U.S. GAAP. The summary historical consolidated financial data for the years ended December 31, 2019 and 2020 and as of December 31, 2020 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2020 and 2021 and the summary consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$130,555	$169,740	$33,189	$51,083
Cost of revenue	64,867	76,916	15,725	22,455
Gross profit	65,688	92,824	17,464	28,628
Operating expenses:
Research and development	25,041	36,642	6,866	11,694
Sales and marketing	36,587	41,137	10,228	12,672
General and administrative	17,935	21,853	4,225	7,611
Total operating expenses	79,563	99,632	21,319	31,977
Operating profit (loss)	(13,875)	(6,808)	(3,855)	(3,349)
Interest income, net	53	145	14	34
Other income (expense), net	122	(3,609)	6,095	(39,722)
Profit (loss) before income taxes	(13,700)	(10,272)	2,254	(43,037)
Provision for income taxes	475	1,075	—	615
Net profit (loss)	(14,175)	(11,347)	2,254	(43,652)
Undistributed earnings attributable to participating securities	—	—	(2,254)	—
Net profit (loss) attributable to ordinary shareholders, basic and diluted	$(14,175)	$(11,347)	$—	$(43,652)
Net profit (loss) per share attributable to ordinary shareholders:
Basic	$(1.04)	$(0.81)	$0.00	$(3.02)
Diluted	$(1.04)	$(0.81)	$0.00	$(3.02)
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders:
Basic	13,597,794	14,022,788	13,716,177	14,465,175
Diluted	13,597,794	14,022,788	17,757,380	14,465,175
Pro forma net profit (loss) per share attributable to ordinary shareholders, basic and diluted (unaudited)(1)		$(0.04)		$(0.03)
Weighted-average shares used in computing pro forma net profit (loss) per share attributable to ordinary shareholders, basic and diluted (unaudited)(1)		139,369,820		140,158,495
__________________
(1)Pro forma net profit (loss) per share gives effect to: (i) the issuance of 1,450,414 Series E convertible preferred shares against the net proceeds of $26.8 million, (ii) the cash exercise of a portion of the outstanding Series E-1 warrants against the payment of $6.5 million, which will automatically convert into 257,521 Series E-1 convertible preferred shares, (iii) the automatic cashless exercise of the remaining outstanding Series E-1 warrants, which will automatically convert into 655,925 Series E-1 convertible preferred shares, (iv) the conversion of all our outstanding convertible preferred shares into an aggregate of 32,241,976 ordinary shares (after giving effect to (i), (ii) and (iii) above), (v) the renaming of our ordinary shares to Class A ordinary shares, (vi) the Reverse Share Split, (vii) the issuance and distribution of 93,105,056 and 93,451,344 Class B ordinary shares to holders of the Class A ordinary shares on a two-for-one ratio for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively, and (viii) the adoption of our amended and restated articles of association. The numerator in the pro forma net profit (loss) per share calculation has been adjusted to remove both the gains or losses resulting from the remeasurement of the convertible preferred share warrant liabilities during the period as a result of the automatic exercises and conversion of our Series E-1 warrants into Series E-1 convertible preferred shares, as well as the gains or losses resulting from the remeasurement of the convertible preferred share tranche liabilities during the period as a result of the conversion of our Series E convertible preferred shares into ordinary shares.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$3,843	$(3,120)	$351	$3,869
Net cash provided by (used in) investing activities	(2,153)	(16,961)	(1,039)	6,336
Net cash provided by (used in) financing activities	45,806	54,025	59	(596)

	As of March 31, 2021
	Actual (unaudited)	Pro Forma (unaudited)(1)	Pro Forma As Adjusted (unaudited)(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$111,844	$145,095	$448,805
Working capital(3)	92,480	144,070	449,563
Total assets	176,765	210,016	510,947
Guarantee obligations	9,632	9,632	9,632
Provision for chargebacks, net	8,126	8,126	8,126
Convertible preferred shares	159,564	—	—
Accumulated deficit	(111,331)	(111,331)	(111,331)
Total shareholders’ (deficit) equity	(84,164)	159,463	462,177

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(unaudited)
Selected Other Data(4):
Gross merchandise volume (in millions)	$39,738	$63,437	$10,700	$18,928
Adjusted Gross Profit (in thousands)(5)	$65,721	$92,902	$17,474	$28,765
Adjusted Gross Profit Margin(5)	50%	55%	53%	56%
Adjusted EBITDA (in thousands)(6)	$(1,923)	$2,497	$(3,100)	$(296)
Free Cash Flow (in thousands)(7)	$1,311	$(6,081)	$(688)	$3,189
__________________
(1)The pro forma consolidated balance sheet data gives effect to the following which will be effective prior to, or upon the closing of this offering: (i) the issuance of 1,450,414 Series E convertible preferred shares against the net proceeds of $26.8 million, (ii) the reclassification of the convertible preferred share tranche right liabilities of $18.3 million to additional paid-in capital, (iii) the cash exercise of a portion of the outstanding Series E-1 warrants against the payment of $6.5 million, which will automatically convert into 257,521 Series E-1 convertible preferred shares, (iv) the automatic cashless exercise of the remaining outstanding Series E-1 warrants, which will automatically convert into 655,925 Series E-1 convertible preferred shares, (v) the reclassification of the convertible preferred share warrant liabilities of $32.5 million to additional paid-in capital upon the closing of this offering, (vi) the conversion of all our outstanding convertible preferred shares into an aggregate of 32,241,976 ordinary shares (after giving effect to (i), (iii) and (iv) above), (vii) the elimination of the par value per ordinary share, (viii) the renaming of our ordinary shares to Class A ordinary shares, (ix) the Reverse Share Split, (x) the issuance and distribution of 93,451,344 Class B ordinary shares to holders of the Class A ordinary shares on a two-for-one ratio, and (xi) the adoption of our amended and restated articles of association.
(2)The pro forma as adjusted consolidated balance sheet data reflects (a) the pro forma adjustments set forth above, and (b) the issuance and sale of Class A ordinary shares in this offering at an assumed initial public offering price of $19.00 per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.
(3)Working capital is defined as total current assets minus total current liabilities. See our consolidated financial statements and the accompanying notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
(4)See the definitions of key performance indicators and other non-GAAP measures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators and Non-GAAP metrics.”
(5)Adjusted Gross Profit and Adjusted Gross Profit Margin are supplemental measures of our performance that are not required by, or presented in accordance with U.S. GAAP. We define Adjusted Gross Profit as gross profit excluding the impact of depreciation and amortization and share-based compensation expense included in cost of revenue. Adjusted Gross Profit Margin represents Adjusted Gross Profit expressed as a percentage of revenue. Adjusted Gross Profit and Adjusted Gross Profit Margin are not measurements of gross profit and gross profit margin, respectively, under U.S. GAAP and should not be considered as an alternative to gross profit or gross profit margin, respectively, or any other performance measure derived in accordance with, U.S. GAAP. Other companies, including companies in our industry, may calculate Adjusted Gross Profit and Adjusted Gross Profit Margin differently or not at all, which reduces their usefulness as a comparative measure.
The following table presents a reconciliation of gross profit, the most directly comparable U.S. GAAP measure, to Adjusted Gross Profit and Adjusted Gross Profit Margin for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except where indicated, unaudited)
Revenue	$130,555	$169,740	$33,189	$51,083
Cost of revenue	64,867	76,916	15,725	22,455
Gross profit	65,688	92,824	17,464	28,628
Share-based compensation expense included within cost of revenue	12	38	3	26
Depreciation and amortization included within cost of revenue	21	40	7	111
Adjusted Gross Profit	$65,721	$92,902	$17,474	$28,765
Gross profit margin	50%	55%	53%	56%
Adjusted Gross Profit Margin	50%	55%	53%	56%
(6)Adjusted EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. Adjusted EBITDA is not a measurement of our financial performance under U.S. GAAP and should not be considered as an alternative to net profit (loss) or any other performance measure derived in accordance with U.S. GAAP.
We define Adjusted EBITDA as our U.S. GAAP net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, and share-based compensation expense.
We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider this metric to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including this non-GAAP financial measure as a reasonable basis for comparing our ongoing results of operations.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing the operating performance of our business on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our operational strategies; and
•to evaluate our capacity to expand our business.

By providing this non-GAAP financial measure, together with a reconciliation to the most comparable U.S. GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as an alternative to, or a substitute for net profit (loss) or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:
•such measure does not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;
•such measure does not reflect changes in, or cash requirements for, our working capital needs;
•such measure does not reflect our tax expense or the cash requirements to pay our taxes;
•although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measure does not reflect any cash requirements for such replacements; and
•other companies in our industry may calculate such measure differently than we do, limiting their usefulness as comparative measures.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using this non-GAAP measure only supplementally.
The following table presents a reconciliation of net profit (loss), the most directly comparable U.S. GAAP measure, to Adjusted EBITDA for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, unaudited)
Net profit (loss)	$(14,175)	$(11,347)	$2,254	$(43,652)
Provision for income taxes	475	1,075	—	615
Interest income, net	(53)	(145)	(14)	(34)
Other (income) expense, net	(122)	3,609	(6,095)	39,722
Depreciation and amortization	715	1,360	278	504
Share-based compensation expense	11,237	7,945	477	2,549
Adjusted EBITDA	$(1,923)	$2,497	$(3,100)	$(296)
(7)We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment and cash spent on capitalized software development costs. Free Cash Flow is a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. We provide Free Cash Flow because it is a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet. Free Cash Flow is not a measurement of net cash provided by (used in) operating activities under U.S. GAAP and should not be considered as an alternative to cash flows from operating activities as a measure of our liquidity. Other companies, including companies in our industry, may calculate Free Cash Flow differently or not at all, which reduces its usefulness as a comparative measure.
The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable U.S GAAP measure, to Free Cash Flow for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, unaudited)
Net cash provided by (used in) operating activities	$3,843	$(3,120)	$351	$3,869
Purchases of property and equipment	(2,113)	(1,507)	(674)	(388)
Capitalized software development costs	(419)	(1,454)	(365)	(292)
Free Cash Flow	$1,311	$(6,081)	$(688)	$3,189

RISK FACTORS
You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making a decision to invest in our Class A ordinary shares. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, may also impair our business operations. Our business, financial condition, or results of operations could be materially and adversely affected by any of these risks and uncertainties. The trading price and value of our Class A ordinary shares could decline due to any of these risks and uncertainties, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks and uncertainties faced by us described below and elsewhere in this prospectus.
Risks Related to Our Business and Industry
We have a limited operating history and have experienced rapid growth. If we fail to manage our growth effectively, then our revenues, results of operations, and financial condition may be adversely affected.
We have experienced substantial growth in our business since inception in 2012. Our revenue was $130.6 million and $169.7 million for the years ended December 31, 2019 and 2020, respectively, representing an increase of 30% from 2019 to 2020. Our revenue was $33.2 million and $51.1 million for the three months ended March 31, 2020 and 2021, respectively, representing an increase of 54%. Our historical revenue growth may not be sustainable and should not be considered indicative of our future performance. Since launching our business, we have frequently expanded our products and changed our pricing methodologies. This limited operating history and our rapid growth make it difficult to evaluate our future prospects and the risks and challenges we may encounter. These risks and challenges include our ability to:
•accurately forecast our revenue and plan our operating expenses;
•increase the number of new merchants and retain existing merchants using our products;
•successfully compete with current and future competitors;
•successfully expand our business in existing markets, and enter new markets and geographies;
•anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
•accurately adjust our pricing structures for our products;
•maintain and enhance the value of our reputation and brand;
•adapt to rapidly evolving trends in the ways merchants and consumers interact with technology;
•accurately predict project chargeback expenses, especially if new fraud patterns develop more quickly than our ability to detect and block new fraud patterns;
•avoid interruptions or disruptions to our service;
•develop a scalable, high-performance technology infrastructure that can efficiently and reliably handle increased usage, as well as the deployment of new features and products;
•hire, integrate, and retain talented technology, sales, and other personnel; and
•effectively manage rapid growth in our personnel and operations.

If we fail to address the risks and difficulties we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition, and results of operations could be adversely affected.
In addition, while our ongoing operations are impacted by the COVID-19 pandemic and its related restrictions, the onset of the COVID-19 pandemic has greatly accelerated existing trends of consumers moving online and our merchants prioritizing digital channels, due, in part, to the shutdown of brick-and-mortar stores, social distancing measures, and travel restrictions which have diverted spending previously conducted in physical stores to the online space. Consumers diverting spending to eCommerce platforms has created a substantial growth opportunity for us. Although, to date, the accelerated migration towards eCommerce as a result of the COVID-19 pandemic has had a generally positive impact on our growth and business, there are certain sectors, including travel and ticketing, from which we have historically derived significant revenues, that continue to be negatively impacted by COVID-19 related measures and restrictions. Further, increased levels of eCommerce have been accompanied by more sophisticated fraud organizations and schemes, which may be more difficult for our products to detect. There continues to be significant uncertainty regarding future developments and whether the increased eCommerce adoption resulting from the COVID-19 pandemic will be maintained or continue to increase following easing of restrictions, and the timeframe for recovery of negatively affected sectors, in particular travel and ticketing.
We have a history of net losses and, as we anticipate increasing operating expenses in the future, we may not be able to achieve profitability.
We have not been profitable since our inception in 2012 and have incurred significant net losses in prior years, including net losses of $14.2 million and $11.3 million for the years ended December 31, 2019 and 2020, respectively. We earned a net profit of $2.3 million during the three months ended March 31, 2020 and incurred net losses of $43.7 million during the three months ended March 31, 2021. Because the market for our products is rapidly evolving, it is difficult for us to predict our future results of operations or the limits of our market opportunity. In particular, our ability to achieve profitability will depend, in part, on our ability to effectively manage and decrease our chargeback expenses, which is dependent on our ability to improve the accuracy of our products. The accuracy of our products is, in part, driven by the amount of information we are able to obtain from processing transactions. We also expect our operating expenses to significantly increase over the next several years as we hire additional personnel, expand our partnerships, operations, and infrastructure, continue to enhance our products, and increase our spending on sales and marketing. We intend to continue enhancing our existing products and may develop and introduce new products through internal research and development, and we may also selectively pursue acquisitions. In addition, as we grow after becoming a public company, we will incur additional significant legal, accounting, and other public company-related expenses that we did not incur as a private company. These efforts may prove more expensive than we currently anticipate. As a result of these increased expenditures, we will have to generate and sustain increased revenue to offset our operating expenses and achieve and maintain profitability.
If we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, our business, financial condition and results of operations may be adversely affected.
Our growth is dependent on our ability to continue attracting new merchants while retaining existing merchants and expanding the products we sell to them. In particular, if we are not able to attract new merchants and increase the amount of transactions we process within our existing merchant network, we may not be able to continue to improve our products. Growth in the demand for our products may also be inhibited, and we may be unable to grow our merchant base for a number of reasons, including, but not limited to:
•our failure to develop or offer new or enhanced products in a timely manner that are comparable with new technologies, competitor offerings, changes in the regulatory environment in which we operate, and the evolving needs of our merchants;
•difficulties providing or maintaining a high level of merchant satisfaction, which could cause our existing merchants to terminate their relationship with us or stop referring prospective merchants to us;
•increases in our merchant churn rates, including churn of significant merchants;
•perceived or actual security, availability, integrity, privacy, reliability, quality, or compatibility problems with our products, including related to unscheduled downtime, outages, or network security breaches; and
•continued or increased competition in our industry, including greater marketing efforts or investments by our competitors in advertising and promoting their brands or in product development.
Our future success depends, in part, on our ability to sell additional products to our existing merchants. If our merchants do not purchase additional products from us, or do not renew their agreements upon expiration, our business, financial condition, and results of operations may be adversely affected.
Our merchant expansions and renewals may decline or fluctuate as a result of a number of factors, including merchant usage, merchant satisfaction with our products and eCommerce risk management platform capabilities and merchant support, our prices, the prices of competing products, mergers and acquisitions affecting our merchant base, consolidation of affiliates’ multiple paid business accounts into a single paid business account, the effects of global economic conditions, or reductions in our merchants’ spending levels generally. These factors may be exacerbated if, consistent with our growth strategy, our merchant base continues to grow to encompass large online enterprises.
We are dependent upon the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud as a primary means of payment for eCommerce transactions. Changes in laws and regulations related to use of these types of payment methods, including card scheme rules and PSD2, or the general public’s use of such payment methods may diminish the demand for our products, and could adversely affect our revenues, our results of operations and financial condition.
The future success of our business depends upon the continued use of credit cards and other payment methods that expose our merchants to the risk of payment fraud as a primary means to pay for online purchases and conduct commercial transactions. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of such payment methods, and in particular with respect to card-not-present transactions. In addition, card schemes such as Visa, MasterCard and American Express, impose rules and other requirements on participants in the payment chain. Changes in these laws, regulations or card scheme rules could require us to modify our products in order to comply with these changes. In addition, the adoption of regulations intended to reduce fraudulent transactions, that will shift the liability for fraudulent transactions away from merchants and on to other participants in the payment chain, and other rules and regulations related to the use of credit cards may adversely affect the use case for our products, our business, financial condition, and results of operations or require us to make changes to our business and strategies. For example, the revised European Payment Services Directive (Directive (EU) 2015/2366; PSD2) imposes new standards for payment security and strong customer authentication along the payment chain and shifts the liability for online payment fraud for certain types of transactions further to the issuing banks.

Under the terms of existing card network rules, this has the effect of redistributing the liability for online payment fraud within the EU. At this time, we are not able to reasonably estimate the impact of PSD2 on our business. However, we believe the implementation of PSD2 will slow the growth rate of our GMV in Europe and will materially and unfavorably affect our revenues, results of operations, and financial condition. Billings generated from transactions with European consumers constitutes approximately 15% of our Billings for the year ended December 31, 2020. Based on the information available to us, we believe that transactions with European consumers are indicative of transactions originating with European issuing banks, which may be subject to the SCA requirements of PSD2 if relevant additional criteria are also fulfilled. Consumer location is determined by the IP address of the consumer. If an IP address is unavailable, location is determined by shipping address, then bank identification number, then billing address. Additionally, countries that are EU members may each have different and potentially inconsistent domestic regulations implementing PSD2 and other European Directives, which may increase our costs and operational complexity. PSD2 and other rules and regulations related to the use of credit cards may adversely affect our business, financial condition, and results of operations or require us to make changes to our business and strategies.
Further, we depend upon the general public’s continued willingness to use credit cards and other payment methods that expose our merchants to the risk of payment fraud as a primary means to pay for online purchases and conduct commercial transactions. While we regularly review and guarantee transactions completed using alternative eCommerce payment methods, such as Apple Pay and Paypal, increased adoption by our merchants and by the general public of these and other alternative payment methods, such as “buy now pay later” services or cryptocurrencies, which may also include native fraud management features, may reduce the attractiveness of our products and may adversely affect our business, financial condition, and results of operations.
Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.
Our business, the eCommerce retail sector, and our merchants’ businesses are sensitive to macroeconomic conditions. Economic factors, such as interest rates, currency exchange rates, changes in monetary and related policies, market volatility, consumer confidence, and unemployment rates, are among the most significant factors that impact consumer spending behavior. Weak economic conditions or a significant deterioration in economic conditions reduce the amount of disposable income consumers have, which, in turn, reduces consumer spending and would have an adverse effect on our business, financial condition, and results of operations.
In addition, the COVID-19 pandemic has had, and continues to have, a significant impact on the national economy and the communities in which we operate. While the pandemic’s effect on the macroeconomic environment has yet to be fully determined and could continue for months or years, any prolonged economic downturn with sustained high unemployment rates would lead to decreased retail consumption, and may materially decrease our merchants’ transaction volume, which, in turn, impacts the volume of transactions available for us to review for fraud. Any reduction in our merchants’ transaction volume directly impacts the fees we receive from them and, if such reduction continues for a prolonged period, would have a material adverse effect on our business, financial condition and results of operations.
Our ability to review transactions for fraud, and the fees due to us associated with providing such products, depends upon sales of products and services by our merchants. Our merchants’ sales may decrease or fail to increase as a result of factors outside of their control, such as the macroeconomic conditions referenced above, or business conditions affecting a particular industry vertical or region. Weak economic conditions could also extend the length of our merchants’ sales cycles, and cause consumers to delay making (or not make) purchases of our merchants’ products and services. Some of our merchants have experienced a decrease in sales, supply chain disruptions, inventory shortages, and other adverse effects as a result of the COVID-19 pandemic, and the future impact of the COVID-19 pandemic on our merchants’ businesses remains uncertain. Even in the absence of macroeconomic factors, the performance of our merchants directly impacts our business, and, as a result, if the financial performance of a merchant is negatively impacted for reasons specific to such merchant, we will also be negatively impacted. The decline of sales by our merchants results in lower revenue for us. Alternatively, a reduction in online engagement at the macroeconomic level or for any individual merchant of ours, including due to a general decrease in online spending, a result of consumers re-prioritizing traditional non eCommerce channels due to the easing of COVID-19-related restrictions, or a decreased demand for any of our merchants’ products or services for whatever reason could lead to a decrease in our merchants’ eCommerce revenues, which, in turn, may harm our revenues, or may reduce the attractiveness of our products.
If we are unable to continue to improve our machine learning models or if our machine learning models contain errors or are otherwise ineffective, our growth prospects, business, financial condition, and results of operations may be adversely affected.
Our products are based on our machine learning models and our ability to attract new merchants, retain existing merchants, or increase sales of our products to existing merchants will depend in large part on our ability to maintain a high degree of accuracy and automation in our automated decisioning process. If our machine learning models fail to accurately detect fraud, or any of the other components of our automated decisioning process fail, we may experience higher than forecasted chargebacks and our ability to attract new merchants, retain existing merchants or increase sales of our products to existing merchants and our business, financial condition, and results of operations may be adversely affected.
Our machine learning models are designed to analyze data attributes in order to identify complex transaction and behavior patterns, which enables us to detect fraud and illegitimate consumers quickly and accurately. Our ability to continuously improve and train these models means that we are capable of doing so, even as methods of committing fraud evolve and become more sophisticated. However, it is possible that our machine learning models may prove to be less accurate than we expect, or than they have been in the past, for a variety of reasons, including inaccurate assumptions or other errors made in building or training such models, incorrect interpretations of the results of such models, increased fraud sophistication beyond the capabilities of our machine learning models, and failure to timely update model assumptions and parameters. Further, the successful performance of our machine learning models relies on the ability to constantly review and process large amounts of transactions and other data. If we are unable to attract new merchants, retain existing merchants or increase sales of our products to existing merchants, or if our merchants do not provide us with access to a significant volume of their transaction data, the amount of data reviewed and processed by our machine learning models will be reduced or fail to grow at a pace that will allow us to continue to improve the efficiency of our machine learning models, which may reduce the accuracy of such models. Additionally, such models may not be able to effectively account for matters that are inherently difficult to predict or are otherwise beyond our control, such as social engineering and other methods of perpetrating fraud that do not lend themselves well to risk-based analysis. Material errors or inaccuracies in such machine learning models could lead us to make inaccurate or sub-optimal operational or strategic decisions, which could adversely affect our business, financial condition and results of operations.
Our products enable the collection and storage of personally identifiable, confidential or proprietary information of our merchants and their consumers, and security concerns could result in additional cost and liability to us or inhibit sales of our products.
Our operations involve the storage, transmission and processing of our merchants’ and their consumers’ confidential proprietary data, which can include personally identifiable information. While we have developed systems and processes to protect the integrity, confidentiality and security of such data, our security measures or those of our third-party service providers, including, but not limited to, the third-party providers of cloud-based infrastructure, or Public Cloud Providers, could fail and result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data. Any security breaches, computer malware, or computer hacking attacks experienced by us or by our third-party service providers, could expose us to a risk of loss of personally identifiable, confidential or proprietary information, loss of business, severe reputational damage adversely affecting merchant or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, fines and penalties for violation of applicable laws or regulations, and significant costs for remediation and incentives offered to merchants or other business partners in an effort to maintain business relationships after a breach, and other liabilities.
Cyberattacks and other malicious Internet-based activity continue to increase generally and many companies that provide cloud-based services have reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic. If our products or security measures are perceived as weak or are actually compromised as a result of third-party action, employee or merchant error, malfeasance, stolen or fraudulently-obtained log-in credentials, or otherwise, our merchants may curtail or stop using our products, our reputation could be damaged, our business may be adversely affected, and we could incur significant liability. We may be unable to anticipate or prevent techniques used to obtain unauthorized access to or to sabotage systems because they change frequently and generally are not detected until after an incident has occurred. As adoption of our products by merchants continues to increase and our brand becomes more widely known and recognized, we may become more of a target for third parties seeking to compromise our security systems or gain unauthorized access to our merchants’ data. Moreover, if a high-profile security breach occurs with respect to another cloud platform provider, our merchants and potential merchant customers may lose trust in the security of cloud platforms generally, which could adversely impact our ability to retain existing merchants or attract new ones. We experience cyberattacks and other security incidents of varying degrees from time to time, though none of which individually or in the aggregate has led to costs or consequences which have materially impacted our business, financial condition, or results of our operations. While we continue to implement controls and plans for preventative actions to further strengthen our systems against future attacks, we cannot assure you that such measures will provide adequate security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.
If we are not able to detect activity on our eCommerce risk management platform that might be nefarious in nature or if we are not able to design processes or systems to reduce the impact of similar activity on a platform of a third-party service provider, our merchants could suffer harm. In such cases, we could face exposure to legal claims, particularly if a merchant suffers actual harm. We cannot assure you that any limitation of liability provisions in our contracts for a security lapse or breach would be enforceable, adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim related to such lapse or breach. We also cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security breach, or that the insurer will not deny coverage as to any future claim. Our existing general liability and cyber liability insurance policies may not cover, or may cover only a portion of, any potential claims related to security lapses or breaches to which we are exposed or may not be adequate to indemnify us for all or any portion of liabilities that may be imposed. We also cannot be certain that our existing insurance coverage will continue to be available on acceptable terms or in amounts sufficient to cover the potentially significant losses that may result from a security incident or breach, which could therefore have a material adverse effect on our business, financial condition and results of operations.
Lengthy sales cycles with large enterprises make it difficult to predict our future revenue and may cause variability in our operating results.
Our sales cycle can vary substantially from merchant to merchant, but with large enterprises it typically requires 25 to 55 weeks on average from the time we designate a merchant as a sales qualified lead, or SQL, to execution of an agreement with that merchant. Our ability to forecast revenue accurately is affected by our ability to forecast new merchant acquisitions. Lengthy sales cycles make it difficult to predict the quarter in which revenue from a new merchant may first be recognized. If we overestimate new merchant growth in a particular period or generally, our revenue will not grow as quickly as our estimates, our costs and expenses may continue to exceed our revenue, and our results of operations will be adversely affected. In addition, we may not meet or may be required to revise guidance that we have provided to the public, if any.
In addition, we plan our operating budget, including sales and marketing expenses, and our hiring needs, in part, on our forecasts of new merchant growth and future sales. If new merchant growth or sales for a particular period is lower than expected, we may not be able to proportionately reduce our operating expenses for that period, which could harm our operating results for that period. Delays in our sales cycles could cause significant variability in our revenue and operating results for any particular period.
We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues. If we fail to accommodate increased volumes during peak seasons and events, our business, financial condition, and results of operations may be adversely affected.
Our business is seasonal in nature and our GMV and revenues are typically highest in the calendar fourth quarter. Our revenue is directly correlated with the level of revenue that our merchants generate, and our merchants typically generate the most revenue in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the eCommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit margin follows a similar trend. For the years ended December 31, 2019 and 2020, calendar fourth quarter revenue represented approximately 30% and 34% of our total revenues, respectively. As a result, our revenue will generally decline in the calendar first quarter of each year relative to the calendar fourth quarter of the previous year.
Any disruption in our products, especially during the calendar fourth quarter, could have a negative effect on our operating results. Surges in volumes during peak periods may strain our technological infrastructure and merchant support activities which may reduce our revenue and the attractiveness of our products.
Any disruption to our operations or the operations of our merchants could lead to a material decrease in revenues relative to our expectations for the calendar fourth quarter which could result in a significant shortfall in revenue, results of operations and operating cash flows for the full year.
We operate in a highly competitive industry. Competition presents an ongoing threat to the success of our business.
We operate in a highly competitive industry, and we expect competition to continue to increase. With the introduction of new technologies and the entry of new competitors into the market, including risk scoring companies, we expect competition to persist and intensify in the future. This could harm our ability to attract new merchants, increase sales, maintain or increase renewals, and maintain our prices. We believe that our ability to compete depends upon many factors both within and beyond our control, including the following:
•the size of our merchant base;
•the timing and market acceptance of products, including the developments and enhancements to those products, offered by us or our competitors;
•the quality of our products and our merchant service and support efforts;
•our selling and marketing efforts;
•our continued ability to develop technology to support our business model;
•our continued ability to develop and implement new products to meet evolving merchant needs and regulatory requirements; and

•our brand strength relative to our competitors.
Many of our existing and potential competitors could have substantial competitive advantages, such as greater name recognition, longer operating histories, larger sales and marketing budgets, greater merchant support resources, lower labor and development costs, larger and more mature intellectual property portfolios and significantly greater financial, technical, marketing and other resources. Further, in addition to fraud detection and prevention, our competitors may offer a more comprehensive portfolio of products and services.
Our competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to attract merchants. Our competitors may develop products that are similar to our products or that achieve greater market acceptance than our products, which could attract merchants away from our products and reduce our market share.
In addition, if one or more of our competitors were to merge or partner with another of our competitors, our ability to compete effectively could be adversely affected. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distribution and technology partners or other parties with whom we have relationships, thereby limiting our ability to promote and implement our eCommerce risk management platform.
These competitive pressures in our market, or our failure to compete effectively, may result in price reductions, lower transaction volumes, reduced revenue and gross profit margins, increased net losses, merchant-churn and loss of market share. Any failure to meet and address these factors may adversely affect our business, financial condition and results of operations.
We have a substantial merchant concentration, with a limited number of merchants accounting for a substantial portion of our revenues. The loss of a significant merchant would materially and negatively affect our business, financial condition and results of operations.
We derive a significant portion of our revenues from a few significant merchants, each of which operates in the eCommerce retail sector. For the years ended December 31, 2019 and 2020, our three largest merchants in the aggregate accounted for 45% and 36% of our revenues, respectively. In addition, our five largest merchants in aggregate accounted for approximately 55% and 46% of our revenues for the years ended December 31, 2019 and 2020, respectively. For the three months ended March 31, 2020 and 2021, our three largest merchants in the aggregate accounted for 37% and 35% of our revenues, respectively. In addition, our five largest merchants in aggregate accounted for approximately 48% and 45% of our revenues for the three months ended March 31, 2020 and 2021, respectively. There are inherent risks whenever a large percentage of total revenues are concentrated with a limited number of merchants. It is not possible for us to predict the future business activities or volumes of sales that will be generated by these merchants. If any of these merchants experience declining or delayed sales or other business interruptions due to market, economic, or competitive conditions, the fees we receive from such merchant will decline proportionally. Further, because the retail sector, where most of our major merchants operate, is generally susceptible to macroeconomic factors, we too are susceptible to macroeconomic factors. See “Risk Factors—Risks Related to our Business and Industry— Our revenue is impacted, to a significant extent, by macroeconomic conditions and the financial performance of our merchants.” In addition, we could be pressured to reduce our prices or we could experience a decline in the demand for our products, any of which could negatively affect our business, financial condition, and results of operations. If any of our five largest merchants terminate their relationships with us, such termination would materially negatively affect our business, financial condition, and results of operations. Furthermore, if any of our largest merchants terminate their relationships with us, or if these merchants experience declining or delayed sales or other business interruptions, our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate.

If the financial condition of a merchant deteriorates significantly or a merchant becomes subject to a bankruptcy proceeding, we may not be able to recover amounts due to us from the merchant, which could have a material adverse impact on our business, financial condition, and results of operations.
If we are unable to develop enhancements to our products, increase adoption and usage of our products, and introduce new products and capabilities that achieve market acceptance, our business, financial condition and results of operations may be adversely affected.
Our ability to attract new merchants and increase revenue from existing merchants depends on numerous factors, including our ability to enhance and improve our existing products, increase adoption and usage of our products, and introduce new products and capabilities. In particular, if we are not able to develop technology that is able to keep pace with new and increasingly complex fraud schemes, we may not be able to achieve a return on investment that satisfies our merchants. Additionally, our inability to develop new technology that can detect new fraud schemes may also result in significant chargeback expenses which will materially and adversely impact our business, financial condition, and results of operations. The success of any enhancements or new products depends on several factors, including timely completion, adequate quality testing, introduction to the market, and market acceptance. Any products we develop may not be introduced in a timely or cost-effective manner, may contain errors or defects, or may not achieve the broad market acceptance necessary to generate sufficient revenue. If we are unable to successfully enhance our existing products to meet merchant requirements, increase adoption and usage of our products, or develop new products, our business, financial condition, and results of operations may be adversely affected.
If we are unable to continue to increase the sales of our products to large enterprises while mitigating the risks associated with serving such merchants, our business, financial condition and results of operations may be adversely affected.
Our growth strategy is dependent, in large part, upon the continued increase of sales to large enterprises. Sales to large enterprises involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex merchant requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, large enterprises may require considerable time to evaluate and test our applications and those of our competitors prior to making a purchase decision and placing an order. A number of factors influence the length and variability of our sales cycle, including the need to educate potential merchants about the uses and benefits of our products, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle may vary significantly from merchant to merchant and sales to large enterprises typically take longer to complete. Moreover, large enterprises often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services, and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these merchants will deploy our products widely enough across their organization to justify the substantial upfront investment. Our ability to improve our sales to such large enterprises is also partially dependent on our ability to continue to attract and retain sales personnel with experience selling to large enterprises.
In addition, as security breaches with respect to larger, high-profile enterprises are likely to be heavily publicized, there is an increased reputational risk associated with serving such merchants. If we are unable to continue to increase sales of our products to large enterprises while mitigating the risks associated with serving such merchants, our business, financial condition, and results of operations may be adversely affected.

The loss of the services of our co-founders, who are also our Chief Executive Officer and Chief Technology Officer, could materially and adversely affect our revenues, our results of operations and financial condition.
The experiences of Eido Gal, our co-founder and Chief Executive Officer, and Assaf Feldman, our co-founder and Chief Technology Officer, are valuable assets to us. Mr. Gal and Mr. Feldman both have significant experience in developing automated risk and identity products and developing robust systems with machine learning algorithms and intelligent UIs for risk management applications and would be difficult to replace. Competition for senior executives in our industry is intense, and we may not be able to attract and retain qualified personnel to replace or succeed Mr. Gal or Mr. Feldman. Failure to retain Mr. Gal or Mr. Feldman would have a material adverse effect on our business, financial condition and results of operations.
We have limited experience with respect to determining the optimal prices and pricing structures for our products.
We typically charge our merchants a percentage of the value of the transactions that we automatically approve. The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV dollars that we approve. We expect we may need to change our pricing model from time to time, including in response to a change in global economic conditions or reductions in our merchants’ spending levels generally.
Through our Chargeback Guarantee product, we provide a Chargeback Guarantee to our merchants for transactions that our eCommerce risk management platform approves that are subsequently determined to be fraudulent and for which a valid chargeback reimbursement request is received by our merchant. Pursuant to our Chargeback Guarantee, we may be required to issue a significant amount of credits to merchants. The credit issued via the invoice we provide to our merchants generally equates to the approved transaction amount, which exceeds the fee we charge for the associated transaction. This business model requires us to accurately predict the amount of credits we expect to issue in order to determine the appropriate pricing structure for our products, and failure to do so may negatively affect our financial condition. Similarly, as we introduce new products, or as a result of the evolution of our existing products, and as the methods and techniques used to perpetrate fraud evolve, we may have difficulty determining the appropriate pricing structure for our products.
In addition, as new and existing competitors introduce new products that compete with ours, or revise their pricing structures, we may be unable to attract new merchants at the same price, or based on the same pricing model as we have used historically. Moreover, as we continue to target selling our products to large enterprises, these large enterprises may demand substantial price concessions. As a result, we may be required, from time to time, to revise our pricing structure or reduce our prices, which could adversely affect our business, financial condition and results of operations.
We may need additional capital, and we cannot be sure that additional financing will be available on favorable terms, if at all.
Historically, we have funded our operations and capital expenditures primarily through equity issuances and cash generated from our operations. Although we currently anticipate that our available funds and cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing and we may not be able to obtain such financing on favorable terms, or at all. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and the condition of capital markets at the time we seek financing. If we raise additional funds through the issuance of equity, equity-linked, or convertible debt securities, to fund operations or on an opportunistic basis, those securities may have rights, preferences, or privileges senior to the rights of our Class A ordinary shares, or may require us to agree to restrictive covenants or unfavorable terms, and our existing shareholders may experience significant dilution of their ownership interests. Any debt financing we may secure in the future could involve restrictive covenants that may impose significant operating and financial restrictions on us, and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to incur indebtedness, incur liens, enter into mergers or consolidations, dispose of assets, pay dividends, make acquisitions and make investments, loans and advances. These restrictions may affect our ability to grow in accordance with our strategy, limit our ability to raise additional debt or equity financing to operate our business, including during economic or business downturns, and limit our ability to compete effectively or take advantage of new business opportunities. We may not be able to obtain additional financing on terms favorable to us, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth, scale our infrastructure, develop product enhancements, and respond to business challenges could be significantly impaired, and our business, financial condition and results of operations may be adversely affected.
If we fail to offer high quality support, or we are unable to achieve or maintain a high level of merchant satisfaction, demand for our products could suffer.
Our merchants rely on our personnel for support related to our eCommerce risk management platform and products. High-quality support is important for the renewal and expansion of our agreements with existing merchants. The importance of high-quality support will increase as we expand our business and pursue new merchants. Further, we believe that our future revenue growth depends, in part, on our ability to provide merchants with quality service that meets our commitments, meets or exceeds our merchants’ evolving needs and expectations, and is conducive to our ability to continue to sell new products to existing merchants. We are not always able to provide our merchants with this level of service, and our merchants occasionally encounter interruptions in service and other challenges, including as a result of outages, errors or bugs in our software or third-party software or human error. If we do not help our merchants quickly resolve issues and provide effective ongoing support, or we are unable to achieve or maintain a high level of merchant satisfaction, we could experience higher merchant churn, lower than expected renewal rates, disputes and litigation, additional costs under our service agreements with merchants, such as discounts for future services, or negative publicity, any of which could have an adverse effect on our business, financial condition, and results of operations.
In deploying our SaaS products, we rely upon third-party providers of cloud-based infrastructure, or Public Cloud Providers, such as Amazon Web Services, to provide our products. In addition, many of our merchants utilize those same Public Cloud Providers. Any disruption in the operations of Public Cloud Providers or interference with our use of Public Cloud Providers would adversely affect our business, financial condition, and results of operations.
We outsource substantially all of the infrastructure relating to our cloud offerings to Public Cloud Providers. Merchants of our cloud-based SaaS products need to be able to access our eCommerce risk management platform at any time, without interruption or degradation of performance, and we provide them with service level commitments with respect to uptime. Our cloud-based SaaS products depend on protecting the virtual cloud infrastructure hosted by Public Cloud Providers by maintaining its configuration, architecture, features and interconnection specifications, as well as maintaining the information stored in these virtual data centers and transmitted by third-party internet service providers. While our Public Cloud Providers typically have robust backup and disaster recovery plans and processes in place, any incident affecting our Public Cloud Providers’ infrastructure that may be caused by fire, flood, severe storm, earthquake or other natural disasters, viruses, cyberattacks, terrorist or other attacks, and other similar events beyond our control could negatively affect our cloud-based SaaS products. A prolonged service disruption affecting our cloud-based offerings for any of the foregoing reasons would negatively impact our ability to serve our merchants and could damage our reputation with current and potential merchants, expose us to liability, cause us to lose merchants or otherwise have an adverse effect on our business, financial condition, and results of operations. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the Public Cloud Provider services we use.

In the event that our service agreements with our Public Cloud Providers are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to such facilities, we could experience interruptions in access to our eCommerce risk management platform as well as significant delays and additional expenses in arranging or creating new facilities and services and/or re-architecting our cloud offering for deployment on a different cloud infrastructure service provider, which may adversely affect our business, financial condition and results of operations.
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
We rely on a combination of trademark, trade secret, copyright and other intellectual property laws as well as contractual provisions, such as confidentiality clauses, to establish and protect our proprietary technology, our brand and other intellectual property. While it is our policy to protect and defend our intellectual property, our efforts may be inadequate to prevent unauthorized use of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to secure or enforce our rights or if we do not detect unauthorized use of our intellectual property. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business, financial condition, and results of operations may be adversely affected. In addition, defending our intellectual property rights may entail significant expense. Any patents, trademarks, or other intellectual property rights that we obtain may be challenged by others or invalidated through administrative process or litigation. We do not currently have any patents or pending patent applications; however, in the future, we may seek patent protection for our technology, which protection we may not be able to obtain or maintain. In addition, any patents we obtain in the future may not issue with the scope of the claims we seek or may not provide us with meaningful protections or competitive advantages, or may be successfully challenged, invalidated, or circumvented by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain.
We also have chosen not to register any copyrights, and instead rely primarily on trade secret protection to protect our proprietary software. While we also own unregistered copyrights in our software, copyrights must be registered before bringing a copyright infringement lawsuit in the United States. Because we have chosen not to register our copyrights, the remedies and damages available to us for unauthorized use of software may be limited. Despite our efforts to maintain our source code and certain other technologies as trade secrets, it may still be possible for unauthorized third parties to copy our products and eCommerce risk management platform capabilities and use information that we regard as proprietary to create products that compete with ours. Further, effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products are or may become available, or our attempts to register intellectual property rights may be challenged or rejected. The laws of some foreign countries, such as China, may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our international activities, our exposure to unauthorized copying and use of our products and platform capabilities and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property. Third parties, including former employees, may also breach duties of confidentiality to us. Further, we may be unable to prevent competitors from acquiring trademarks or domain names that are similar to or diminish the value of our intellectual property. We are and may become party to certain agreements that may limit our trademark rights in certain jurisdictions; our ability to use our existing trademarks in new business lines in the future may be limited.
We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. We also attempt to protect our proprietary technologies by implementing administrative, technical and physical practices, including source code access controls, to secure our proprietary information. However, no assurance can be given that these agreements or practices will be effective in controlling access to and distribution of our proprietary information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and eCommerce risk management platform capabilities.
We may be required to spend significant resources in order to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the ownership, scope, validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our products and eCommerce risk management platform capabilities, impair the functionality of our products and platform capabilities, delay development and introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
Interruptions or performance problems associated with our technology and infrastructure may adversely affect our revenues, our results of operations and financial condition.
Our continued growth depends in part on the ability of our existing and potential merchants to access our products and eCommerce risk management platform capabilities at any time and within an acceptable amount of time. Interruptions in our products or performance problems, for whatever reason, could undermine our merchants’ confidence in our products and cause us to lose merchants or make it more difficult to attract new ones. We have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our products and platform capabilities simultaneously, denial of service attacks, or other security-related incidents or attacks. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and platform capabilities become more complex and our user traffic increases. If our products and platform capabilities are unavailable or if our merchants are unable to access our products and platform capabilities within a reasonable amount of time or at all, our revenues, our results of operations and financial condition may be adversely affected. We provide credits to our merchants for consumer transactions that our platform approves that are subsequently determined to be fraudulent and for which our merchants receive a chargeback. Any performance malfunction in our platform could result in us approving fraudulent consumer transactions in excess of anticipated levels and, to the extent chargebacks are received by our merchants, require us to issue a significant amount of credits to merchants. Issuing a significant amount of credits or refunds to merchants would negatively impact our financial position. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, this may cause merchants to terminate their agreements with us, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
Our machine learning models have not yet been extensively tested during down-cycle economic conditions. If our machine learning models do not accurately detect fraud in such economic conditions, the performance of our product may be worse than anticipated.
The performance of our products significantly depends on the effectiveness of our machine learning models used to detect fraud. The data gathering for, and development of, our machine learning models have largely occurred during a period of sustained economic growth, and our machine learning models have not been extensively tested during a down-cycle economy or recession and have not been tested at all during a down-cycle economy or recession without significant levels of government assistance. There is no assurance that our machine learning models can continue to accurately detect fraud under adverse economic conditions. If our machine learning models are unable to accurately detect fraud under such economic conditions, we may be required to issue a significant amount of credits as a result of valid chargebacks, which would negatively impact our financial position, reduce merchant satisfaction with our products, harm our reputation and erode the trust we have built with our merchants. Any of these factors could adversely affect our business, financial condition and results of operations.
Our proprietary machine learning models rely in part on the use of our merchants’ data and other third-party data, and if we lose the ability to use such data, or if such data contain inaccuracies, our business could be adversely affected.
We rely on our proprietary machine learning models which are statistical models built using a variety of data-sets. Our machine learning models rely on a wide variety of data sources, including data collected from our merchants as part of our automated decisioning process and in some cases data collected from third parties. Under our agreements with certain merchants, we receive licenses to use data collected directly from those merchants’ consumers’ internet browsers. Such licenses may impose restrictions on how such data may be used, including, for example, restrictions on the collection or use of data from certain jurisdictions. If we are unable to access and use data collected from our merchants or their consumers as part of our automated decisioning process, or other third-party data used in our machine learning models, or our access to such data is limited, for example, due to new or changing laws, regulations or policies of third parties, our ability to accurately evaluate potential transactions, detect fraud and verify consumers’ data would be compromised.
Third-party data sources on which we rely include Maxmind, Ekata and Emailage. The data received from these third-parties is used by our machine learning models, including to evaluate transactions for potential fraud. Data collected from our merchants as part of our automated decisioning process and other information that we receive from third parties may not accurately detect fraud for a variety of reasons, including errors or inconsistencies in the information collected, changing methods of perpetrating fraud or lack of available information upon which to make a decision. For example, if the information provided by a merchant is inaccurate, it may cause us to inaccurately affiliate a legitimate order with other fraudulent orders. Although we use numerous third-party data sources within our machine learning models, which helps mitigate this risk, it does not eliminate the risk of an inaccurate fraud review decision.
In addition, if third-party data used to train and improve our machine learning models is inaccurate, or access to such third-party data is limited or becomes unavailable to us, our ability to continue to improve our machine learning models would be adversely affected. Although we believe that there are commercially reasonable alternatives to the third-party data we currently license available, this may not always be the case, or it may be difficult or costly to migrate to other third-party data. Our use of additional or alternative third-party data would require us to enter into license agreements with third parties. In addition, integration of the third-party data used in our machine learning models with new third-party data may require significant work and require substantial investment of our time and resources. Any of the foregoing could negatively impact our product offerings and our relationships with our merchants, impair our ability to grow our merchant base, subject us to financial liabilities and our business, financial condition and results of operations may be adversely affected.
Our machine learning models may not operate properly or as we expect them to, which could cause us to inaccurately evaluate transactions. Moreover, our machine learning models may lead to unintentional bias and discrimination.
We utilize the data gathered from various sources in our automated decisioning process. The data that we gather is evaluated and curated by our machine learning models. The continuous development, maintenance and operation of our machine learning models is expensive and complex, and may involve unforeseen difficulties including material performance problems, and undetected defects or errors, for example, with new capabilities incorporating artificial intelligence. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our machine learning models from operating properly. If our machine learning models do not function reliably, we may incorrectly approve transactions or suffer other failures of our products, which could result in merchant dissatisfaction with us, which could cause merchants to terminate their agreements with us, impair our ability to grow our merchant base, subject us to financial liabilities, and our business, financial condition, and results of operations may be adversely affected. Additionally, our machine learning models may lead to unintentional bias and discrimination in our automated decisioning process, which could subject us to legal or regulatory liability. Any of these eventualities could adversely affect our business, financial condition and results of operations.
Changes in privacy laws, regulations, and standards and other regulations, including laws and regulations governing our collection, use, disclosure, retention, transfer or storage of personally identifiable information, including payment card data, and our actual or perceived failure to comply with such regulations may have an adverse effect on our revenues, our results of operations and financial condition.
We are subject to federal, state, and international laws relating to the collection, use, disclosure, retention, security, and transfer of personally identifiable information, personal information, personal data, and consumer information, including payment card data, as such terms are commonly understood. The regulatory framework worldwide for privacy and security issues, particularly as they relate to the use of data in artificial intelligence and machine learning is rapidly evolving and as a result implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. We publicly post documentation regarding our practices concerning the processing, use, and disclosure of data. Any failure by us, our suppliers, or other parties with whom we do business to comply with this documentation or with other federal, state, or international regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions under federal and state laws, rules and regulations, including those promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow applicable security standards even if no consumer information is compromised, we may incur significant fines or experience a significant increase in costs or reputational damage.
U.S. domestic laws in this area are complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to consumers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Further, California recently enacted the CCPA, which became effective on January 1, 2020.
The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and may include any of our current or future employees who may be California residents) and provide such residents new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. Further, in November 2020, California voters passed the California Privacy Rights Act, or the CPRA. The CPRA, which is expected to take effect on January 1, 2023 and to create obligations with respect to certain data relating to consumers as of January 1, 2022, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA may increase our compliance costs and potential liability.

In addition, the Virginia Consumer Data Protection Act, or the VCDPA, which will go into effect in 2023, gives new data protection rights to Virginia residents and imposes additional obligations on controllers and processors of consumer data. For example, like the CCPA, the VCDPA grants Virginia residents certain rights to access personal data that is being processed by the controller, the right to correct inaccuracies in that personal data and the right to require that their personal data be deleted by the data controller. In addition, Virginia residents will have the right to request a copy of their personal data in a format that permits them to transmit it to another data controller. Further, under the VCDPA, Virginia residents will have the right to opt out of the sale of their personal data, as well as the right to opt out of the processing of their personal data for targeted advertising.
Some observers have noted that the CCPA, CPRA, and VCDPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our revenues, our results of operations and financial condition.
Additionally, in offering online payment products for our merchants using Deco, we may increasingly rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as consumer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other developments could compromise or breach the algorithms that we use to protect our merchants’ transaction data.
Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our merchants must comply, including but not limited to the European Economic Area, or the EEA, the United Kingdom, and Israel. The EEA’s data protection landscape is evolving, resulting in possible significant operational costs for internal compliance and risks to our business. Recent legal developments in the EEA have created complexity and uncertainty regarding transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA. While we have taken steps to mitigate the impact on us, such as implementing the European Commission’s standard contractual clauses, or SCCs, the efficacy and longevity of these mechanisms remains uncertain. On July 16, 2020, the Court of Justice of the European Union, or the CJEU, invalidated the EU-U.S. Privacy Shield Framework, or Privacy Shield, under which personal data could be transferred from the European Economic Area to U.S. entities who had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the SCCs, it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the SCCs must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional technical and organizational measures and/or contractual provisions may need to be put in place. However, the nature of these additional measures is currently uncertain in part as respective guidance of the supervisory authorities leaves room for interpretation. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Moreover, the European Commission released an implementation decision for a new set of SCCs on June 4, 2021, which requires us to use new SCCs as of September 28, 2021 and replace existing SCCs by December 27, 2022.
These recent developments may require us to review and amend the legal mechanisms by which we transfer personal data from the EEA and the United Kingdom. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the SCCs cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation.
In Israel, the Privacy Protection Regulations (Transfer of Information to Databases Outside State Borders), 2001, or the Israel Transfer Regulations, require the data exporter, after ensuring that the transfer abroad is permitted pursuant to the legal bases for transfer abroad as provided in the Israel Transfer Regulations, to obtain from the data importer an undertaking to take sufficient measures in order to protect the personal data and not to transfer data to any third party. We have not fully complied with the foregoing regulations, and, while enforcement of a failure to comply with these restrictions has so far been very limited (as it also depends on the scope of the alleged violation), the enforcement standards and practices regarding this issue may change in the future. Additionally, any change in the way we share and store data collected in Israel may lead to additional or different obligations.
In addition, the General Data Protection Regulation 2016/679, or the GDPR, and the UK GDPR, impose robust obligations on controllers and processors for the collection, control, use, sharing, disclosure and other processing of data relating to an identified or identifiable living individual (personal data) and contains documentation and accountability requirements for data protection compliance. The GDPR, UK GDPR, California Consumer Privacy Act, or the CCPA, and Israeli privacy law impose numerous privacy-related obligations on companies operating in their respective jurisdictions, including certain control for data subjects (e.g., the “right to be forgotten”), data portability rights for consumers, data breach notification requirements, and data security obligations. Failure to comply with these obligations can result in significant fines and other liability under applicable law. In particular, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the UK GDPR) or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain of the GDPR’s requirements. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information.
In addition to the GDPR and UK GDPR, the European Commission also has another draft regulation in the approval process that focuses on electronic communications. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive (2002/58/EC). Originally planned to be adopted and implemented at the same time as the GDPR, the ePrivacy Regulation has yet to be finalized. We may need to spend additional time and effort addressing the additional requirements of the ePrivacy Regulation once finalized and ratified. The ePrivacy Regulation may include enhanced consent requirements in order to use communications content and communications metadata, which may negatively impact our product offerings and our relationships with our merchants. Under the existing rules in the ePrivacy Directive, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology. While the text of the ePrivacy Regulation is still under development, recent European court decisions, regulators’ guidance and enforcement action and civil proceedings brought by individuals are driving increased attention to cookies and tracking technologies. This could require significant systems changes, limit the effectiveness of our fraud detection capabilities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities, may negatively impact our efforts to understand users, and, as a result of us being able to process less data, make our automated decisioning process less accurate.
The withdrawal of the United Kingdom from the European Union has created uncertainty with regard to the regulation of data protection in the United Kingdom. Since the beginning of 2021 (when the transitional period following Brexit expired), we have been required to comply with the GDPR as well as the UK-only adaption thereof, which exposes us to two parallel regimes. Under the EU-UK Trade and Cooperation Agreement signed on December 30, 2020, following the expiry of the transition period, the United Kingdom will continue to benefit from the free movement of data from the European Union until the earlier of (a) the European Commission reaching an adequacy decision with respect to the United Kingdom; or (b) a period of four months (which may be extended for a further two months) from the date the EU-UK Trade and Cooperation Agreement enters into force, or the Specified Period. The European

Commission has now published its draft adequacy decision, finding that the United Kingdom does ensure an adequate level of data protection. Before the decision is formally adopted, the European Data Protection Board will need to issue a non-binding opinion on the draft and each Member State must approve the decision. There is currently uncertainty as to how long this process will take. In the interim, transfers of personal data from the EEA to the United Kingdom are not considered transfers to a third country and no data transfer mechanism is required. Should approval not be obtained prior to the expiry of the Specified Period, organizations will be required to implement a valid data transfer mechanism for data transfers from the EEA to the United Kingdom.
In addition, we are also subject to the Israeli Privacy Protection Law, 5741-1981, or the PPL, and its regulations, including the Israeli Privacy Protection Regulations (Data Security), 5767-2017, or the Data Security Regulations, which came into effect in Israel in May 2018 and impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority. In this respect, the Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the PPL, its regulations and guidelines issued by the Privacy Protection Authority, may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as the Authority has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.
Complying with the GDPR, UK GDPR, CCPA, CPRA, VCPDA, Israeli privacy law, ePrivacy Directive (and the ePrivacy Regulation when it replaces the ePrivacy Directive) may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts to bring practices into compliance with the GDPR and before the effective date of the ePrivacy Regulation (and other applicable privacy laws), we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance with any of these privacy or security laws, regulations, or industry standards could result in proceedings against us by governmental entities, merchants, data subjects, or others. We may also experience difficulty retaining or obtaining new European or multi-national merchants due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these merchants pursuant to the terms set forth in our engagements with them. We may find it necessary to establish additional systems and processes to maintain such data in various jurisdictions, including, inter alia, the European Economic Area, which may involve substantial expense and distraction from other aspects of our business.
Additionally, the Standing Committee of the National People’s Congress of the People’s Republic of China (PRC) on October 21, 2020 issued a draft Personal Information Protection Law, or PIPL, for public comment. The PIPL imposes various controls on entities and individuals that decide the purpose, methods and such other matters of personal information processing, similar to the GDPR and CCPA. The implementation of the PIPL, which is expected during 2021, could increase our potential liability and adversely affect our revenues, our results of operations and financial condition. In particular, the PIPL aligns the jurisdictional reach and application scope with those under the GDPR, enhances enforcement powers and increases maximum penalties to CNY50 million or 5% of the annual revenue of entities that process personal data. The PIPL also sets out personal information localization requirements, along with rules regarding the transfer of personal information outside of the PRC, which may require assessment and/or approval by the PRC Cyberspace Administration, certification by professional institutions or entering into contracts with and supervising overseas recipients.
Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and eCommerce risk management platform capabilities. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and platform capabilities, which could have an adverse effect on our revenues, our results of operations and financial condition. For example, we may not be legally permitted to collect and store information on transactions we process that enable us to improve our products. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, policies, industry standards, or social expectations of corporate fairness, could result in additional cost and liability to us, damage our reputation, inhibit sales, and adversely affect our revenues, our results of operations and financial condition. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our merchants may limit the use and adoption of, and reduce the overall demand for, our products. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our products, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations, and standards related to the Internet, our business, financial condition and results of operations may be adversely affected.
Our Deco product is subject to lending regulation and oversight. Our failure to comply with extensive, complex, overlapping, and frequently changing rules, regulations, and legal interpretations could have an adverse effect on our revenues, our results of operations and financial condition.
We operate consumer credit programs under our Deco brand. Our Deco credit product and our activities in connection with our Deco credit product are subject to various federal and state consumer credit laws, including laws that require us to maintain state licenses or make notifications or other filings to state regulators, disclosure laws, laws requiring or prohibiting certain contractual terms, laws governing servicing and collection practices, fair lending laws (such as the Equal Credit Opportunity Act and Regulation B as implemented by the Consumer Financial Protection Bureau, or CFPB), and other applicable laws, regulations, and regulatory guidance. In connection with such laws, we are subject to supervision by licensing regulators in states in which we hold licenses, as well as to regulation and enforcement by other regulators such as the CFPB and Federal Trade Commission, and state attorneys general. We are also subject to industry compliance standards and compliance expectations and requirements of our commercial counterparties in connection with our Deco credit product.
We could be subject to fines, other enforcement action, and litigation if we are found to be in violation of applicable law, which could have an adverse effect on our revenues, our results of operations and financial condition. In addition, changes to state laws, regulations, or regulatory interpretations, or changes in industry or counterparty compliance standards may require us to make product changes, incur substantial additional costs or compliance or forego revenue, or cease lending in a particular state or through a particular merchant.
As the regulatory framework for machine learning technology evolves, our business, financial condition, and results of operations may be adversely affected.
The regulatory framework for machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in new ways, that would affect the operation of our eCommerce risk management platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.
We depend on our executive officers and other key members of our management team and the loss of one or more of these employees could have an adverse effect on our revenues, our results of operations and financial condition.
Our success and future growth depend largely upon the continued services of our executive officers and other key employees in the areas of research and development, marketing, business development, sales, products, and general administrative functions. From time to time, there may be changes in our executive management team or other key employees resulting from the hiring or departure of these personnel. Our executive officers and other key employees are employed on an at-will basis, which means that these personnel could terminate their employment with us at any time. The loss of one or more of our executive officers, or the failure by our executive team to effectively work with our employees and lead the Company, could have an adverse effect on our revenues, our results of operations and financial condition. We also are dependent on the continued service of our existing software engineers because of the complexity of our products and eCommerce risk management platform capabilities.
If we are unable to attract and retain executives and employees that we need to support our operations and growth, our revenues, our results of operations and financial condition may be adversely affected.
To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing SaaS applications and experienced sales professionals. If we are unable to attract such personnel remotely or in cities where we are located, we may need to hire in other locations which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources.
We believe that our corporate culture has been a critical component of our success. We have invested substantial time and resources in building our team and nurturing our culture. As we rapidly grow and transition to a public company, we may find it difficult to maintain our corporate culture while managing this growth. Any failure to manage our anticipated growth and organizational changes in a manner that preserves the key aspects of our culture could hurt our ability to recruit and retain personnel. This, in turn, could adversely affect our revenues, our results of operations and financial condition. In addition, as a result of the COVID-19 pandemic, our entire workforce is currently working remotely from home. Our workforce has not historically been fully remote. These arrangements, if they continue for an extended period of time or we are unable to manage them effectively, could negatively impact our corporate culture or create operational or other challenges, any of which could have an adverse effect on our revenues, our results of operations and financial condition.
In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the amount or value of equity awards offered to employees is perceived to be less favorable than equity awards offered by other companies with whom we compete for talent, or the perceived value of our equity awards declines, experiences significant volatility, or increases such that prospective employees believe there is limited upside to the value of the Company’s equity awards, it may adversely affect our ability to recruit and retain key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition and results of operations may be adversely affected.

Our use of open-source software could negatively affect our ability to sell our products and subject us to possible litigation.
Our products incorporate open-source software, and we expect to continue to incorporate open-source software in our products in the future. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Certain open-source licenses may give rise to requirements to disclose or license our source code or other intellectual property if such open-source software is integrated with our proprietary software in certain ways. We have implemented policies to regulate the use and incorporation of open-source software into our products in a manner that mitigates the risk of subjecting our proprietary code to these restrictions. However, we cannot be certain that we have incorporated open-source software in our products in a manner that is consistent with such policies. If we fail to comply with our policies, or if our policies are flawed, we may be subject to certain requirements, including requirements that we offer our products that incorporate or link to the open-source software for free, or that we make available our proprietary source code to our licensees. If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from merchants using products that contained the open-source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our merchants could be required to seek licenses from third parties in order to continue offering our products and to re-engineer our products or we could be required to discontinue offering our products to merchants in the event re-engineering cannot be accomplished on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products, could result in merchant dissatisfaction and may adversely affect our business, financial condition and results of operations.
In addition, the use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our eCommerce risk management platform depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay the introduction of new products, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open-source software could render it vulnerable to breaches or security attacks and make our systems more vulnerable to data breaches.
Our business depends on the strength of our brand, and if we are not able to maintain and enhance our brand, we may be unable to sell our products, which could have a material adverse effect on our business, financial condition and results of operations.
Our brand is integral to the growth of our business and to the implementation of our strategies for expanding our business. We believe that our brand has significantly contributed to the success of our business and is critical to maintaining and expanding our merchant base. Maintaining and enhancing our brand may require us to make substantial investments in areas such as research and development, marketing, eCommerce, and merchant experience, and these investments may not be successful.
We anticipate that, as our business expands into new markets and new product categories, and as the industries in which we operate become increasingly competitive, maintaining and enhancing our brand may become difficult and expensive. For example, consumers in any new international markets into which we expand may not know our brand and/or may not accept our brand, resulting in increased costs to market and attract merchants to our brand. Further, as we grow our retail partnerships, it may be difficult for us to maintain control of our brand with our retail partners, which may result in negative perceptions of our brand. Our brand may also be adversely affected if our public image or reputation is tarnished by negative publicity, including negative social media campaigns or poor reviews of our products or merchant experiences. In addition, ineffective marketing, product diversion to unauthorized distribution channels, product defects, unfair labor practices, and failure to protect our intellectual property rights are some of the potential threats to the strength of our brand, and those and other factors could rapidly and severely diminish consumer confidence in us. Maintaining and enhancing our brand will depend largely on our ability to continue to be a leader in the industries in which we operate and to continue to offer a range of high-quality products as well as a leading end-to-end experience to our merchants, which we may not execute successfully. Failure to maintain the strength of our brand could have a material adverse effect on our business, financial condition and results of operations.
Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute shareholder value, and adversely affect our business, financial condition and results of operations.
We may in the future seek to acquire or invest in businesses, joint ventures, products and platform capabilities, or technologies that we believe could complement or expand our products and platform capabilities, enhance our technical capabilities, or otherwise offer growth opportunities. Any such acquisition or investment may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and platform capabilities, personnel, or operations of the acquired companies, particularly if we are unable to retain the key personnel of the acquired company, their software is not easily adapted to work with our eCommerce risk management platform, or we have difficulty retaining the merchants of any acquired business due to changes in ownership, management, or otherwise. These transactions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. We additionally have limited experience in acquiring other businesses. Any such transactions that we are able to complete may not result in any synergies or other benefits we had expected to achieve, which could result in substantial impairment charges.
In addition, we may not be able to find and identify desirable acquisition targets or business opportunities or be successful in entering into an agreement with any particular strategic partner. These transactions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. Further, if the resulting business from such a transaction fails to meet our expectations, our business, financial condition and results of operations may be adversely affected or we may be exposed to unknown risks or liabilities.
We may be sued by third parties for alleged infringement, misappropriation or other violation of their intellectual property rights.
There is considerable technology development activity in our industry, and our competitors are vigilant in protecting and asserting their intellectual property rights. Accordingly, our success depends in part on avoiding infringing or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation, regardless of merit, could cause us to incur significant expenses and, if successfully asserted against us, could require us to pay substantial damages or ongoing royalty payments, could prevent us from offering our products and eCommerce risk management platform capabilities, or could require us to redesign or rebrand our products so that they are non-infringing. Furthermore, we do not currently have a patent portfolio, which could prevent us from deterring patent infringement claims due to our inability to credibly threaten patent infringement counterclaims. Even if we obtain patents in the future, our competitors and others may have significantly larger patent portfolios. Further, non-practicing entities seeking to extract a settlement from companies like us may not be deterred by a patent portfolio of any size because their sole or primary business is the assertion of patent claims.
Litigation is inherently uncertain and even if we were to prevail in the event of claims or litigation against us, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our revenues, our results of operations and financial condition. Moreover, as part of any settlement or other compromise to avoid complex, protracted litigation, we may agree not to pursue future claims against a third party, including claims related to alleged infringement of our intellectual property rights. Any settlement or other compromise with another party may resolve a potentially costly dispute but may also affect our ability to defend and protect our intellectual property rights, which in turn could adversely affect our business, financial conditions, and results of operations. We expect that the occurrence of infringement claims is likely to grow as the market for our products grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Patent infringement, trademark infringement, trade secret misappropriation and other intellectual property claims and proceedings brought against us, whether successful or not, could adversely affect our business, financial condition and results of operations.
Failure to effectively expand our sales force could impede our revenue growth.
Our ability to increase our revenue growth will depend on our ability to expand our marketing and sales operations. We plan to continue to expand our sales force by identifying and recruiting personnel with appropriate experience and training them in the use of our products, which requires significant time, expense and attention. Our business may be adversely affected if our efforts to expand and train our sales force do not generate a corresponding increase in revenues. There is also significant competition in our industry for sales personnel with the skills and technical knowledge that we require. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of our efforts to expand our sales force or increase our revenues.
We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.
Our merchant agreements and partner and services contracts are primarily denominated in U.S. dollars, and therefore substantially all of our revenue transactions are not subject to foreign currency risk as the U.S. dollar is also the functional currency of our consolidated subsidiaries. However, a strengthening of the U.S. dollar could increase the relative cost of our eCommerce risk management platform to our merchants outside of the United States, which could adversely affect our operating results. In addition, an increasing portion of our operating expenses are incurred and an increasing portion of our assets are held outside the United States, and in particular in Israel. These operating expenses and assets are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. In particular, any strengthening of the New Israeli Shekels, or NIS, against the U.S. dollar will result in increasing costs. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected.
Our management team has limited experience managing a public company.
Our management team has limited experience managing a publicly traded company, interacting with public company investors and securities analysts and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition and results of operations.
Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.
We must comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA, the U.K. Bribery Act 2010, or the Bribery Act, and Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977 and the Israeli Prohibition on Money Laundering Law, 5760-2000, collectively, the Israeli Anti-Corruption Laws, as well as the laws of the countries where we do business. These laws and regulations apply to companies, individual directors, officers, employees and agents acting on our behalf. Where they apply, the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws prohibit us and our officers, directors, employees and business partners acting on our behalf, including joint venture partners and agents, from corruptly offering, promising, authorizing or providing anything of value to public officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The Bribery Act also prohibits non-governmental “commercial” bribery and accepting bribes. As part of our business, we may deal with governments and state-owned business enterprises, the employees and representatives of which may be considered public officials for purposes of anti-corruption laws, including the FCPA, the Bribery Act, and the Israeli Anti-Corruption Laws. We also are subject to the jurisdiction of various governments and regulatory agencies around the world, which may bring our personnel and agents into contact with public officials responsible for issuing or renewing permits, licenses or approvals or for enforcing other governmental regulations. In addition, some of the international locations in which we operate lack a developed legal system and have elevated levels of corruption.
Our business also must be conducted in compliance with applicable economic and financial sanctions, trade embargoes, and export controls, such as those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, the State of Israel, and other relevant sanctions and export control authorities.
Our global operations expose us to the risk of violating, or being accused of violating, anti-corruption laws, anti-money laundering laws, economic and financial sanctions, trade embargoes and export controls. Our failure to comply with these laws and regulations may expose us to reputational harm as well as significant penalties, including criminal fines, imprisonment, civil fines, disgorgement of profits, injunctions and debarment from government contracts, as well as other remedial measures. Investigations of alleged violations can be expensive and disruptive. Despite our compliance efforts and activities we cannot assure compliance by our employees or representatives for which we may be held responsible, and any such violation could materially adversely affect our business or customers, financial condition and results of operations.
The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.
The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the COVID-19 pandemic, including stay-at-home, business closure, social distancing, capsuled labor and other restrictive orders, and the resulting changes in consumer behaviors, have disrupted our normal operations and impacted our employees, suppliers and merchants. We expect these disruptions and impacts to continue. In response to the COVID-19 pandemic, we have taken a number of actions that have impacted and continue to impact our business, including transitioning employees in our Tel Aviv office, Shanghai office and in our corporate headquarters in New York to remote work-from-home arrangements and imposing travel and related restrictions. While we believe these actions were reasonable and necessary as a result of the COVID-19 pandemic, they have been disruptive to our business and could adversely impact our business, financial condition and results of operations.
Given the continued spread of COVID-19 and the resultant personal, economic, and governmental reactions, we may have to take additional actions in the future that could adversely affect our business,

financial condition, and results of operations. While we have offices in three countries and our employees are accustomed to working with employees across our offices, our workforce has not historically been fully remote.
These changes could negatively impact our operations, sales and marketing in particular, which could have longer-term effects on our sales pipeline, or create operational or other challenges as our workforce remains predominantly remote, any of which could adversely affect our business, financial condition, and results of operations. In addition, our management team has spent, and will likely continue to spend, significant time, attention, and resources monitoring the COVID-19 pandemic and associated global economic uncertainty and seeking to manage its effects on our business and workforce. The degree to which COVID-19 will affect our business, financial condition, and results of operations will depend on future developments that are highly uncertain and cannot currently be predicted. These developments include, but are not limited to, the duration, extent, and severity of the COVID-19 pandemic in different geographies, actions taken to contain the COVID-19 pandemic, the impact of the COVID-19 pandemic and related restrictions on economic activity and domestic and international trade, the timeline for economic recovery and the extent of the impact of these and other factors on our employees, suppliers, partners, merchants and consumers. The COVID-19 pandemic and related restrictions could limit merchants’ ability to continue to operate (limiting their abilities to obtain inventory, generate sales, ship and dispatch orders or make timely payments to us). It could disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, or for dependents for whom external care is not available. In addition, the COVID-19 pandemic may also result in reduced consumer spending and adverse or uncertain economic conditions globally, which in turn may impact our merchants' revenues.
While we may not be able to enforce non-compete agreements we enter into with our employees, our current and future competition may attempt to enforce similar agreements with individuals we recruit or attempt to recruit.
We generally enter into agreements with our employees which prohibit our employees, if they cease working for us, from competing directly with us or working for our current and future competition for a limited period. However, we may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work, and it may be difficult for us to restrict our current and future competition from benefiting from the expertise our former employees developed while working for us. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s trade secrets or other intellectual property.
If we hire employees from our current and future competition or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In a similar manner, should our current and future competition succeed in hiring some of our employees and executives, and should some of these employees or executives breach their legal obligations and divulge commercially sensitive information to our current and future competition, our ability to successfully compete with our current and future competition may be hindered.
If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. For example, as we have prepared to become a public company, we have worked to improve the controls around our key accounting processes and our quarterly close process, we have implemented a number of new systems to supplement our core enterprise resource planning, or ERP, system as part of our control environment, and we have hired additional accounting and finance personnel to help us implement these processes and controls. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience material weaknesses in our controls. In addition to our results determined in accordance with U.S. GAAP, we believe certain non-GAAP measures and key metrics may be useful in evaluating our operating performance. We present certain non-GAAP financial measures and key performance metrics in this prospectus and intend to continue to present certain non-GAAP financial measures and key performance metrics in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures and key performance metrics could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our business, financial condition, and results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our consolidated financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC after we lose our status as an emerging growth company. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A ordinary shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE.
We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, or Section 404, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting commencing with our second annual report on Form 20-F. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel, and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our Class A ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, financial condition, and results of operations and could cause a decline in the price of our Class A ordinary shares.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our business, financial condition and results of operations may be adversely affected.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in our consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates. We base our estimates on assumptions (both historical and forward looking), trends, and various other assumptions that are believed to be reasonable, as provided in Note 2 to our consolidated financial statements. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, in addition to the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates are used to prepare our consolidated financial statements, including those related to the estimated customer life on deferred contract acquisition costs, the allowance for doubtful accounts, the fair value of financial assets and liabilities, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the determination of the fair value of our Class A ordinary shares, the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, net, the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights, and the valuation of deferred tax assets and uncertain tax positions. Our business, financial condition and results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our Class A ordinary shares.
We conduct business in China, which exposes us to political, legal, and economic risks, and we may be subject to negative publicity in China, which could damage our reputation and have an adverse effect on our revenues, our results of operations and financial condition.
Conducting business in China exposes us to political, legal, and economic risks. In particular, the political, legal, and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our products may be subject to regulations in China now or in the future, including with respect to data privacy, foreign exchange controls, and licensing, that may require us to incur new or additional compliance or other administrative costs. Applicable laws and regulations in China may not be well publicized and may not be known to us in advance of us becoming subject to them, and the implementation of such laws and regulations may be inconsistent. Changes in Chinese laws and regulations, including, among others, with regards to disclosure of information, data privacy, intellectual property, tax matters, or changes in their implementation by local authorities, could affect us as well as our merchants and could have a material adverse impact on our business, financial condition, and results of operations. Furthermore, our brand could be subject to adverse publicity if incidents related to our image or the products we offer occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media in China, including WeChat and Weibo, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in the Company.
Changes in tax laws or regulations we are subject to in various tax jurisdictions may have an adverse effect on us or our merchants and could increase our costs and harm our business.
New income, sales, use, or other tax laws, regulations, or ordinances could be enacted or new interpretations of existing tax laws, regulations, or ordinances could be adopted at any time. Those changes could adversely affect our domestic and international business operations, results of operations and financial condition. These events could require us or our merchants to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our merchants to pay fines and/or penalties and interest for past amounts deemed to be due. If we are required to collect such additional tax amounts from our merchants and are unsuccessful in collecting such taxes due from our merchants, we could be held liable for such costs, thereby adversely affecting our results of operations and harming our business. If we raise our prices to offset the costs of these changes, existing and potential future merchants may elect not to purchase our products in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our merchants’ and our compliance, operating, and other costs. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations, and financial condition.
In addition, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The tax authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, assert that various withholding requirements apply to us or our subsidiaries, or that benefits of tax treaties are not available to us or our subsidiaries, any of which could harm our business and our results of operations.
Our results of operations may be harmed if we are required to collect sales or other similar taxes for the sale of our products in jurisdictions where we have not historically done so.
The application of indirect taxes (such as sales and use tax, VAT, GST, business tax, and gross receipt tax) to businesses that transact online, such as ours, is a complex and evolving area. An increasing number of states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Following the U.S. Supreme Court decision in South Dakota v. Wayfair, Inc., states are now free to levy taxes on sales of goods and services based on an “economic nexus,” regardless of whether the seller has a physical presence in the state. As a result, it may be necessary to reevaluate whether our activities give rise to sales, use, and other indirect taxes as a result of any nexus in those states in which we are not currently registered to collect and remit taxes. Additionally, we may need to assess our potential tax collection and remittance liabilities based on existing economic nexus laws’ dollar and transaction thresholds. It is possible that we could face sales tax, VAT, or GST audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our merchants and remit those taxes to those tax authorities. Further, one or more U.S. state or non-U.S. authorities could seek to impose additional sales, use, or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. We could also be subject to tax audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion by one or more states requiring us to collect taxes where we presently do not do so could result in substantial tax liabilities (including taxes on past sales, as well as penalties and interest), discourage organizations from purchasing our products, or otherwise harm our business, results of operations, and financial condition. We continue to analyze our exposure for such taxes and liabilities, including the need to provide for loss contingencies resulting from these potential taxes and liabilities.

There have been, and will continue to be, substantial ongoing costs associated with complying with the various indirect tax requirements in the numerous markets in which we conduct or will conduct business.
The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.
Corporate tax reform, base-erosion efforts, and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny, and tax reform legislation is being proposed or enacted in a number of jurisdictions.
In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules, and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope, including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances, and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations―for example, by signing the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 85 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit,” or LOB, rule and a “principle purposes test,” or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, and results of operations, and could increase our administrative expenses.
Changes in, or adverse applications of, insurance laws or regulations in the jurisdictions in which we operate could subject our business to additional regulation, which could impact our future financial position and results of operations.
New insurance laws, regulations, or ordinances could be enacted or new interpretations or adverse applications of existing insurance laws, regulations, or ordinances could be adopted at any time. If the company is classified as an insurance company in any jurisdiction due to our product, the Chargeback Guarantee, such classification could adversely affect our future financial position and results of operations by, among other things, increasing the costs of regulatory compliance, limiting or restricting the products we provide, including our ability to provide the Chargeback Guarantee, or the methods by which we provide them and subjecting us to the possibility of regulatory actions or proceedings. If we are unable to comply with such regulations, we may be precluded or temporarily suspended from carrying on some or all of the activities of our business or otherwise be fined or penalized in a given jurisdiction.
Risks Relating to Our Class A Ordinary Shares and the Offering
The share price of our Class A ordinary shares may be volatile, and you may lose all or part of your investment.
The initial public offering price for the Class A ordinary shares sold in this offering will be determined by negotiation between us and representatives of the underwriters. This price may not reflect the market price of our Class A ordinary shares following this offering, and the price of our Class A ordinary shares may decline. In addition, the market price of our Class A ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including those described elsewhere in this prospectus, as well as the following:
•actual or anticipated fluctuations in our revenues, our results of operations, and our financial condition;
•variance in our financial performance from the expectations of securities analysts;
•announcements by us or our direct or indirect competitors of significant business developments, changes in service provider relationships, acquisitions, or expansion plans;
•the impact of the COVID-19 pandemic on our management, merchants, consumers, employees, partners, and operating results;
•changes or proposed changes in laws or regulations or differing interpretations or enforcement of laws or regulations affecting our business;
•changes in our pricing model;
•merchant-churn, including churn of major merchants;
•our involvement in litigation or regulatory actions;
•sales of our Class A ordinary shares by us or our shareholders, including any sales of Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer thereof;;
•market conditions in our industry;
•changes in key personnel;
•the trading volume of our Class A ordinary shares;
•publication of research reports or news stories about us, our competition, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•changes in the estimation of the future size and growth rate of our markets; and
•general economic and market conditions.
As a result, volatility in the market price of our Class A ordinary shares may prevent investors from being able to sell their Class A ordinary shares at or above the initial public offering price or at all. These broad market and industry factors may materially reduce the market price of our Class A ordinary shares, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A ordinary shares is low. As a result, you may suffer a loss on your investment.
In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our Class A ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation, we could incur substantial costs and our management’s attention and resources could be diverted.

The dual class structure of our ordinary shares may adversely affect the trading market for our Class A ordinary shares.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual class or multi-class share structures in certain of their indexes. In July 2017, S&P Dow Jones and FTSE Russell announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, including the Russell 2000, the S&P 500, the S&P MidCap 400 and the S&P SmallCap 600, to exclude companies with multiple classes of shares from being added to these indices. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. As a result, our dual class capital structure would make us ineligible for inclusion in any of these indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our Class A ordinary shares. These policies are still relatively new and it is as of yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Furthermore, we cannot assure you that other stock indices will not take a similar approach to S&P Dow Jones or FTSE Russell in the future. Exclusion from indices could make our Class A ordinary shares less attractive to investors and, as a result, the market price of our Class A ordinary shares could be adversely affected.
The dual class structure of our ordinary shares has the effect of concentrating voting power with our existing shareholders prior to the consummation of this offering, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share, and our Class A ordinary shares have one vote per share. Upon the closing of this offering, our existing shareholders prior to the consummation of this offering will beneficially own approximately 98.25% of the voting power of our outstanding shares. Accordingly, although there are no voting agreements among our existing shareholders, upon the closing of this offering, our existing shareholders prior to the consummation of this offering, including our co-founders, will together hold all of our issued and outstanding Class B ordinary shares and therefore, individually or together, will be able to significantly influence matters submitted to our shareholders for approval, including the election of directors, amendments of our organizational documents and any merger or other major corporate transactions that require shareholder approval. Our existing shareholders, including our co-founders, individually or together, may vote in a way with which you disagree and which may be adverse to your interests. This concentrated voting power may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might ultimately materially and adversely affect the market price of our Class A ordinary shares. Future transfers by the holders of Class B ordinary shares will result in those shares converting into Class A ordinary shares, subject to limited exceptions. For information about our dual class structure, see “Description of our Share Capital and Articles of Association.”
There has been no prior public market for our Class A ordinary shares, and an active trading market may not develop.
Prior to this offering, there has been no public market for our Class A ordinary shares. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. In addition, we, our executive officers and directors, and holders of substantially all of our outstanding ordinary shares have agreed to certain lock-up agreements with the underwriters, which may further limit liquidity during such period. For information about the lock-up agreements, see “Shares Eligible for Future Sale—Lock-Up Agreements.” An inactive market may also impair our ability to raise capital by selling Class A ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.
In addition, we currently anticipate that up to 3% of the Class A ordinary shares offered hereby will, at our request, be offered to retail investors through Robinhood Financial, LLC, as a selling group member, via its online brokerage platform. There may be risks associated with the use of the Robinhood platform that we cannot foresee, including risks related to the technology and operation of the platform, and the publicity and the use of social media by users of the platform that we cannot control.
If we do not meet the expectations of securities analysts, if they do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our Class A ordinary shares, the price of our Class A ordinary shares could decline.
The trading market for our Class A ordinary shares will rely in part on the research and reports that securities analysts publish about us and our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If our revenues, our results of operations, or our financial condition are below the estimates or expectations of public market analysts and investors, the price of our Class A ordinary shares could decline. Moreover, the price of our Class A ordinary shares could decline if one or more securities analysts downgrade our Class A ordinary shares or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
We qualify as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors because we may rely on these reduced disclosure requirements.
We qualify as an emerging growth company, as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised financial accounting standards until such time as those standards apply to private companies. We intend to take advantage of this extended transition period under the JOBS Act for adopting new or revised financial accounting standards. For as long as we continue to be an emerging growth company, we may also take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including presenting only limited selected financial data and not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if our total annual revenue exceeds $1.07 billion, if we issue more than $1.0 billion in non-convertible debt securities during any three-year period, or if before that time we become a “large accelerated filer” under U.S. securities laws. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
We will be a foreign private issuer, and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the

Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time, (iii) the rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events, although we are subject to Israeli laws and regulations with regards to certain of these matters, and (iv) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, although we are subject to Israeli laws and regulations with regard to certain of these matters and intend to announce quarterly unaudited results in earnings press releases. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which prohibits selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and more than 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the New York Stock Exchange.
As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to NYSE rules for shareholder meeting quorums and NYSE rules requiring shareholder approval. See “Management―Corporate Governance Practices.” We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance rules of the NYSE.
The market price of our Class A ordinary shares could be negatively affected by future issuances and sales of our Class A ordinary shares.
After this offering, there will be 64,025,672 Class A ordinary shares and 93,451,344 Class B ordinary shares outstanding. Sales by us or our shareholders of a substantial number of Class A ordinary shares, including Class B ordinary shares, which will automatically convert into Class A ordinary shares upon transfer, in the public market following this offering, or the perception that these sales might occur, could cause the market price of our Class A ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Of our issued and outstanding shares, all the Class A ordinary shares sold in this offering will be freely transferable, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act.

We, our executive officers and directors, and the holders of substantially all of our outstanding Class A ordinary shares immediately prior to this offering, have agreed, subject to certain exceptions and certain early release provisions, for a period of 180 days after the date of this prospectus (the “Lock-Up Period”), to not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (including the Class B ordinary shares), or in any manner transfer all or a portion of the economic consequences associated with the ownership of Class A ordinary shares, or cause a registration statement covering any Class A ordinary shares to be filed except for the Class A ordinary shares offered in this offering, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC who may, in their sole discretion and at any time without notice, release all or any portion of the Class A ordinary shares subject to these lock-up agreements. In addition, as further described in the section titled “Shares Eligible for Future Sale—Lock-Up Agreements,” certain Class A ordinary shares may automatically be released pursuant to the following conditions:
•if the lock-up party is not a Riskified Employee (as defined below), 20% of the respective lock-up party’s Class A ordinary shares that are subject to the lock-up restrictions (including vested and exercisable options or warrants to purchase any Class A ordinary shares) will be released immediately prior to opening of trading on the third full trading day after the below conditions are satisfied, provided that, in each case:
◦at least 90 days have elapsed from the date of this prospectus,
◦we have publicly furnished at least one quarterly earnings release on Form 6-K or have filed at least one annual report on Form 20-F, and
◦the last reported closing price of the Class A ordinary shares on the NYSE is at least 33% greater than the initial public offering price per Class A ordinary share set forth on the cover page of this prospectus for 5 out of any 10 consecutive trading days ending on or after the 90 day period, including the last day of such 10 consecutive trading day period, provided that if the conditions to release are satisfied during a broadly applicable and regularly scheduled period during which trading in our securities would not be permitted under our insider trading policy (the “Blackout Period”), the respective lock-up party’s Class A ordinary shares will be released on the third full trading day immediately following the expiration of such Blackout Period as long as the last reported closing price on the NYSE is at least 33% greater than the initial public offering price per Class A ordinary share set forth on the cover page of this prospectus on the date of such Blackout Period expiration (as of June 30, 2021, up to approximately 7,400,101 Class A ordinary shares held by non-Riskified Employees may be released pursuant to this provision);
•if the lock-up party is a current or former employee of us or our subsidiaries (including a current or former contractor or consultant of us or our subsidiaries, but excluding our directors or “officers” (as defined in Rule 16a-1(f) under the Exchange Act) (each, a “Riskified Employee”)), 20% of the respective lock-up party’s Class A ordinary shares that are subject to the lock-up restrictions as of the last day of the first completed quarterly period following the most recent period for which financial statements are included in the prospectus, which does not include “flash” numbers or preliminary or partial earnings (including vested and exercisable options or warrants to purchase any Class A ordinary shares) will be released at the commencement of the second trading day after we announce our earnings by a press release issued through a major news service or on a Form 6-K for the first completed quarterly period following the most recent period for which financial statements are included in the prospectus (as of June 30, 2021, up to approximately 1,824,600 Class A ordinary shares held by Riskified Employees may be released pursuant to this provision).

Following the expiration of the Lock-Up Period, the Class A ordinary shares subject to these lock-up agreements will be available for sale in the public markets subject to the requirements of Rule 144. See “Shares Eligible for Future Sale.” As of March 31, 2021, we had 2,364,008 Class A ordinary shares available for future grants under our equity incentive plans and 7,841,481 Class A ordinary shares that were subject to share options and restricted share units. Of this amount, 3,868,593 Class A ordinary shares were vested and exercisable as of March 31, 2021. Substantially all of the outstanding share options will be subject to market standoff provisions pursuant to the terms of our equity incentive plans and will be available for sale following the expiration of the Lock-Up Period. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering the shares under our equity incentive plans. Subject to the market standoff agreements, shares included in such registration statement will be available for sale in the public market immediately after such filing, subject to vesting provisions, except for shares held by affiliates who will have certain restrictions on their ability to sell.
You will experience immediate and substantial dilution in the net tangible book value of the Class A ordinary shares you purchase in this offering.
The initial public offering price of our Class A ordinary shares substantially exceeds the net tangible book value per Class A ordinary share immediately after this offering. Therefore, if you purchase our Class A ordinary shares in this offering, you will suffer, as of March 31, 2021, immediate dilution of $16.13 per Class A ordinary share or $15.88 per Class A ordinary share if the underwriters exercise in full their option to purchase additional Class A ordinary shares, in net tangible book value after giving effect to the sale of Class A ordinary shares in this offering at an assumed initial public offering price of $19.00 per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. If outstanding options to purchase our Class A ordinary shares are exercised or we issue additional Class A ordinary shares in the future, you will experience additional dilution. See “Dilution.”
Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering may delay, prevent, or make undesirable an acquisition of all or a significant portion of our shares or assets.
Provisions of Israeli law and our amended and restated articles of association to be effective upon the closing of this offering could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our Class A ordinary shares. Among other things:
•the Companies Law regulates mergers and requires that a tender offer be effected when one or more shareholders propose to purchase shares that would result in it or them owning more than a specified percentage of shares in a company;
•the Companies Law requires special approvals for certain transactions involving directors, officers, or significant shareholders, and regulates other matters that may be relevant to these types of transactions;
•the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;
•our amended and restated articles of association to be effective upon the closing of this offering divide our directors into three classes, each of which is elected once every three years;
•an amendment to our amended and restated articles of association to be effective upon the closing of this offering generally requires, in addition to the approval of our board of directors, a vote of the holders of a majority of our outstanding ordinary shares entitled to vote present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision empowering our board of directors to determine the size of the board, the provision dividing our directors into three classes, the provision that sets forth the procedures and the requirements that must be met in order for a shareholder to require the Company to include a matter on the agenda for a general meeting of the shareholders, the provisions relating to the election and removal of members of our board of directors and empowering our board of directors to fill vacancies on the board, requires, in addition to the approval of our board of directors, a vote of the holders of 65% of our outstanding ordinary shares entitled to vote at a general meeting;
•our amended and restated articles of association to be effective upon the closing of this offering do not permit a director to be removed, except by a vote of the holders of at least 65% of our outstanding shares entitled to vote at a general meeting of shareholders;
•our dual class ordinary share structure, which provides our existing shareholders, individually or together, with the ability to significantly influence the outcome of matters requiring shareholder approval, even if they own significantly less than a majority of our outstanding Class A ordinary shares and Class B ordinary shares; and
•our amended and restated articles of association to be effective upon the closing of this offering provide that director vacancies may be filled by our board of directors.
Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel, granting tax relief to such shareholders from Israeli tax. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances, but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.
We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.
We currently intend to use the net proceeds from this offering to obtain additional working capital, to create a public market for our Class A ordinary shares, and to facilitate our future access to the public equity markets. See “Use of Proceeds.” Our management will have broad discretion in the application of the net proceeds from this offering, and, as a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of, or that may not yield a favorable return. The failure by our management to apply these funds effectively could adversely affect our revenues, our results of operations and our financial condition.
We do not expect to pay any dividends in the foreseeable future.
We have never declared nor paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Consequently, investors who purchase Class A ordinary shares in this offering may be unable to realize a gain on their investment, except by selling sell such shares after price appreciation, which may never occur.
Our board of directors has sole discretion whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital and Articles of Association—Dividend and Liquidation Rights” for additional information.
Payment of dividends may also be subject to Israeli withholding taxes. See “Taxation and Government Programs—Israeli Tax Considerations” for additional information.
We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.
As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform, and Consumer Protection Act, the listing requirements of the NYSE and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs, and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.
We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
Our amended and restated articles of association provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, and the competent courts of Tel Aviv, Israel, shall be the exclusive forum for resolution of substantially all disputes between the Company and its shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.
Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated articles of association to be effective upon the closing of this offering provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision.
Our amended and restated articles of association to be effective upon the closing of this offering further provide that, unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel, shall be the exclusive forum for the resolution of (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law, 1968, or the Israeli Securities Law. Such exclusive forum provision is intended to apply to claims arising under Israeli law and shall not apply to claims for which the federal courts would have exclusive jurisdiction, whether by law or pursuant to our amended and restated articles of association, as described above.
Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provisions of our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the exclusive forum provisions contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.
Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of U.S. federal securities laws or the Companies Law, as applicable, in the types of lawsuits to which they apply, such exclusive forum provisions may limit a shareholder’s ability to bring a claim in the judicial forum of their choosing for disputes with us or any of our directors, shareholders, officers, or other employees, which may discourage lawsuits with respect to such claims against us and our current and former directors, shareholders, officers, or other employees.
There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our Class A ordinary shares.
We would be classified as a passive foreign investment company, or PFIC, for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended, or the Code); or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our anticipated market capitalization and the composition of our income, assets, and operations, we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the public price of our Class A ordinary shares at this initial public offering and future prices, which could fluctuate significantly. In addition, it is possible that the Internal Revenue Service may take a contrary position with respect to our determination in any particular year, and, therefore, there can be no assurance that we will not be classified as a PFIC in the current taxable year or in the future. Certain adverse U.S. federal income tax consequences could apply to a United States Holder (as defined in “Taxation and Government Programs—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. United States Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our Class A ordinary shares. For further discussion, see “Taxation and Government Programs—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

If a United States person is treated as owning 10% or more of our shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our shares, such person may be treated as a “United States shareholder” with respect to each controlled foreign corporation, or CFC, in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFCs, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties, and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholder information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Class A ordinary shares.
Risks Relating to Our Incorporation and Location in Israel
Conditions in Israel could materially and adversely affect our revenues, our results of operations and our financial condition.
Many of our employees, including certain members of management, operate from our offices located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our revenues, our results of operations, and our financial condition. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our revenues, our results of operations and our financial condition.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our revenues, our results of operations, and our financial condition. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could adversely affect our revenues, our results of operations, and our financial condition.
Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, our financial condition, or the expansion of our business. A campaign of boycotts, divestment, and sanctions has been undertaken against Israel, which could also adversely impact our revenues, our results of operations and financial condition.
In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our management. Such disruption could materially adversely affect our revenues, our results of operations and our financial condition.
It may be difficult to enforce a U.S. judgment against us, our officers, and our directors named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.
Not all of our directors or officers are residents of the United States, and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers, and enforcement of judgments obtained in the United States against us or our non-U.S. resident directors and officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors.
Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel, if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. For more information, see “Enforceability of Civil Liabilities.”
Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.
We are incorporated under Israeli law. The rights and responsibilities of holders of our Class A ordinary shares and Class B ordinary shares are governed by our amended and restated articles of association to be effective upon the closing of this offering and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law, each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his, her, or its rights and fulfilling his, her, or its obligations toward the Company and other shareholders, and to refrain from abusing his, her, or its power in the Company, including, among other things, in voting at the general meeting of shareholders, on amendments to a company’s articles of association, and with regard to increases in a company’s authorized share capital, mergers, and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the Company, or has other powers toward the Company has a duty of fairness toward the Company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains estimates and “forward-looking statements,” principally in the sections entitled “Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Our estimates and forward-looking statements are mainly based on our management’s current expectations and estimates of future events and trends, which affect or may affect our business, operations, and industry. Although these estimates and forward-looking statements are based upon our management’s current reasonable beliefs and assumptions, they are subject to numerous risks and uncertainties, and are made in light of information currently available to us. Many important factors, in addition to the factors described in this prospectus, may adversely affect our results as indicated in forward-looking statements. You should read this prospectus and the documents we have filed as exhibits to the registration statement of which this prospectus is a part completely, and with the understanding that our actual future results may be materially different and worse from what we expect.
All statements other than statements of historical fact are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or similar words, as well as their negatives. Statements regarding our future results of operations and financial position, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, development and introductions of new products, capital expenditures and debt service obligations, are forward-looking statements.
Our estimates and forward-looking statements may be influenced by factors, including:
•our limited operating history;
•our history of net losses;
•our ability to attract new merchants and retain existing merchants;
•changes in laws and regulations related to use of credit cards or the general public’s use of credit cards;
•the impact of macroeconomic conditions;
•our ability to continue to improve our machine learning models;
•our ability to protect the information of our merchants and consumers;
•our ability to predict future revenue;
•seasonal fluctuations in revenue;
•competition;
•our merchant concentration;
•our ability to develop and introduce new products;
•our ability to mitigate the risks involved with selling our products to large enterprises;
•our ability to retain the services of our co-founders;
•our limited experience with respect to pricing;
•our ability to obtain additional capital;

•our ability to achieve and maintain high merchant satisfaction;
•our third-party providers of cloud-based infrastructure;
•our ability to protect our intellectual property rights;
•technology and infrastructure interruptions or performance problems;
•the ability of our machine learning models to accurately detect fraud in down-cycle economic conditions;
•the efficiency and accuracy of our machine learning models;
•the continued proper operation of our machine learning models;
•changes in privacy laws, regulations, and standards;
•our ability to comply with lending regulation and oversight;
•the development of regulatory frameworks for machine learning technology;
•our ability to retain our executive officers and other key personnel;
•our ability to attract and retain highly qualified personnel;
•our use of open-source software;
•our ability to enhance and maintain our brand;
•our ability to execute potential acquisitions, strategic investments, partnerships, or alliances;
•potential claims related to the violation of the intellectual property rights of third parties;
•our ability to expand our sales force;
•our exposure to fluctuations in currency exchange rates;
•our limited experience managing a public company;
•our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations;
•the impact of the COVID-19 pandemic;
•our ability to enforce non-compete agreements entered into with our employees;
•our ability to maintain effective systems of disclosure controls and financial reporting;
•our ability to accurately estimate or judgements relating to our critical accounting policies;
•our business in China;
•changes in tax laws or regulations;
•potential future requirements to collect sales or other taxes;
•potential future changes in the taxation of international business and corporate tax reform; and
•changes in and application of insurance laws or regulations.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time period or at all. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any estimates or forward-looking statements. We qualify all of our estimates and forward-looking statements by these cautionary statements.
The estimates and forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements contained in this prospectus, whether as a result of any new information, future events, or otherwise, or to reflect the occurrence of unanticipated events or otherwise.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $302.7 million (or approximately $349.5 million if the underwriters exercise in full their option to purchase additional Class A ordinary shares), assuming an initial public offering price of $19.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of Class A ordinary shares by the selling shareholder.
A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share would increase (decrease) the net proceeds to us from this offering by approximately $16.2 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. Each increase (decrease) of 1,000,000 shares in the number of Class A ordinary shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $17.8 million, assuming that the assumed initial public offering price of $19.00 per Class A ordinary share remains the same and after deducting the underwriting discounts and commissions payable by us.
The principal purposes of this offering are to obtain additional working capital, to create a public market for our Class A ordinary shares and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for working capital purposes and general corporate purposes, including advertising and marketing, technology development, new product development, expansion into additional geographic markets, operating expenses, and capital expenditures. We may also use a portion of the proceeds to acquire or invest in businesses, products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time.
We will have broad discretion in the way that we use the net proceeds of this offering. Our use of the net proceeds from this offering will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.”

DIVIDEND POLICY
We have never declared nor paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion in whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that our directors may deem relevant. The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital and Articles of Association—Dividend and Liquidation Rights” for additional information.
Payment of dividends may be subject to Israeli withholding taxes. See “Taxation and Government Programs—Israeli Tax Considerations” for additional information.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and total capitalization as of March 31, 2021:
•on an actual basis;
•on a pro forma basis, giving effect to the following which will be effective prior to, or upon the closing of this offering: (i) the issuance of 1,450,414 Series E convertible preferred shares against the net proceeds of $26.8 million, (ii) the reclassification of the convertible preferred share tranche right liabilities of $18.3 million to additional paid-in capital, (iii) the cash exercise of a portion of the outstanding Series E-1 warrants against the payment of $6.5 million, which will automatically convert into 257,521 Series E-1 convertible preferred shares, (iv) the automatic cashless exercise of the remaining outstanding Series E-1 warrants, which will automatically convert into 655,925 Series E-1 convertible preferred shares, (v) the reclassification of the convertible preferred share warrant liabilities of $32.5 million to additional paid-in capital upon the closing of this offering, (vi) the conversion of all our outstanding convertible preferred shares into an aggregate of 32,241,976 shares of ordinary shares (after giving effect to (i), (iii) and (iv) above), (vii) the elimination of the par value per ordinary share, (viii) the renaming of our ordinary shares to Class A ordinary shares, (ix) the Reverse Share Split, (x) the issuance and distribution of 93,451,344 Class B ordinary shares to holders of the Class A ordinary shares on a two-for-one ratio, and (xi) the adoption of our amended and restated articles of association; and
•on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and to reflect the issuance and sale of Class A ordinary shares in this offering at an assumed initial public offering price of $19.00 per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes section and other financial information included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share amounts, unaudited)
Cash and cash equivalents	$111,844	$145,095	$448,805
Convertible preferred share tranche rights	18,339	—	—
Convertible preferred share warrant liabilities	32,473	—	—
Series A, B, C, D, E and E-1 convertible preferred shares, each par value NIS 0.0008: 33,295,097 shares authorized, actual; zero shares authorized, pro forma and pro forma as adjusted; 29,878,116 shares issued and outstanding, actual; zero shares issued and outstanding, pro forma and pro forma as adjusted	159,564	—	—
Ordinary shares, par value NIS 0.0008: 91,704,900 shares authorized, actual; shares authorized, pro forma and pro forma as adjusted; 14,483,696 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma as adjusted	4	—	—
Class A ordinary shares, of no par value: no shares authorized, actual; 900,000,000 shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, actual; 46,725,672 shares issued and outstanding, pro forma; 64,025,672 shares issued and outstanding, pro forma as adjusted	—	—	—
Class B ordinary shares, of no par value: no shares authorized, actual; 232,500,000 shares authorized, pro forma and pro forma as adjusted; no shares issued and outstanding, actual; 93,451,344 shares issued and outstanding, pro forma and pro forma as adjusted.	—	—	—
Additional paid-in capital.	27,163	270,794	573,508
Accumulated deficit	(111,331)	(111,331)	(111,331)
Total shareholders’ equity (deficit)	(84,164)	159,463	462,177
Total capitalization	$126,212	$159,463	$462,177
__________________
(1)A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $16.2 million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions. An increase (decrease) of 1,000,000 shares in the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit) and total capitalization by approximately $17.8 million, assuming an initial public offering price of $19.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ over-allotment option is exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total shareholders’ equity (deficit), total capitalization, and Class A ordinary shares outstanding as of March 31, 2021 would be $495.6 million, $620.3 million, $508.9 million, $508.9 million, and 66,650,672 shares, respectively.

DILUTION
If you invest in our Class A ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per Class A ordinary share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of March 31, 2021 was $4.34 per ordinary share. Historical net tangible book value per ordinary share as of any date represents the amount of our total tangible assets less our total liabilities, divided by the total number of ordinary shares outstanding as of such date.
Our pro forma net tangible book value as of March 31, 2021 was $146.9 million, or $1.05 per ordinary share. Pro forma net tangible book value represents the amount of our total tangible assets less our total liabilities, after giving effect to the following which will be effective prior to, or upon the closing of this offering: (i) the issuance of 1,450,414 Series E convertible preferred shares against the net proceeds of $26.8 million, (ii) the reclassification of the convertible preferred share tranche right liabilities of $18.3 million to additional paid-in capital, (iii) the cash exercise of a portion of the outstanding Series E-1 warrants against the payment of $6.5 million, which will automatically convert into 257,521 Series E-1 convertible preferred shares, (iv) the automatic cashless exercise of the remaining outstanding Series E-1 warrants, which will automatically convert into 655,925 Series E-1 convertible preferred shares, (v) the reclassification of the convertible preferred share warrant liabilities of $32.5 million to additional paid-in capital upon the closing of this offering, (vi) the conversion of all our outstanding convertible preferred shares into an aggregate of 32,241,976 ordinary shares (after giving effect to (i), (iii) and (iv) above), (vii) the elimination of the par value per ordinary share, (viii) the renaming of our ordinary shares to Class A ordinary shares, (ix) the Reverse Share Split, (x) the issuance and distribution of 93,451,344 Class B ordinary shares to holders of the Class A ordinary shares on a two-for-one ratio, and (xi) the adoption of our amended and restated articles of association. Pro forma net tangible book value per ordinary share as of any date represents pro forma net tangible book value divided by the total number of ordinary shares outstanding as of such date, after giving effect to the pro forma adjustments described above.
After giving effect to the sale of 17,300,000 Class A ordinary shares in this offering at an assumed initial public offering price of $19.00 per Class A ordinary share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $452.4 million, or $2.87 per ordinary share. This amount represents an immediate increase in net tangible book value of $1.82 per ordinary share to our existing shareholders and an immediate dilution of $16.13 per ordinary share to new investors purchasing Class A ordinary shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per ordinary share after this offering from the amount of cash that a new investor paid for a Class A ordinary share.
The following table illustrates this dilution:

Assumed initial public offering price per Class A ordinary share		$19.00
Historical net tangible book value per ordinary share as of March 31, 2021	$4.34
Decrease per ordinary share attributable to the pro forma adjustments described above	3.29
Pro forma net tangible book value per ordinary share as of March 31, 2021	1.05
Increase in pro forma net tangible book value per ordinary share attributable to this offering	1.82
Pro forma as adjusted net tangible book value per ordinary share after this offering		2.87
Dilution per ordinary share to new investors in this offering		$16.13

A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per ordinary share by $0.10, and increase (decrease) dilution to new investors by $0.90 per ordinary share, in each case assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of Class A ordinary shares offered by us would increase (decrease) our pro forma as adjusted net tangible book value per ordinary share after this offering by $0.09 per share and would (decrease) increase the dilution per share to new investors in this offering by $0.09 per ordinary share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional Class A ordinary shares in this offering, the pro forma as adjusted net tangible book value after the offering would be $3.12 per ordinary share, the increase in net tangible book value to existing shareholders would be $2.07 per ordinary share, and the dilution to new investors would be $15.88 per ordinary share, in each case assuming an initial public offering price of $19.00 per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, on the pro forma as adjusted basis described above as of March 31, 2021, the differences between the number of ordinary shares purchased from us, the total consideration paid to us in cash and the average price per ordinary share paid, in each case by existing shareholders, on the one hand, and new investors in this offering, on the other hand. The calculation below is based on an assumed initial public offering price of $19.00 per Class A ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	140,177,016	89.0%	$192,842	37.0%	$1.38
New investors	17,300,000	11.0	328,700	63.0	$19.00
Total	157,477,016	100%	$521,542	100%	$3.31
To the extent any of our outstanding options are exercised or RSUs are vested and settled, there will be further dilution to new investors. To the extent all of such outstanding options had been exercised and all outstanding RSUs had been vested and settled as of March 31, 2021, the pro forma as adjusted net tangible book value per share after this offering would be $2.73, and total dilution per share to new investors would be $16.27.
A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and the average price per share paid by new investors by $16.2 million and $0.94 per share, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional Class A ordinary shares in full:
•the percentage of ordinary shares held by existing shareholders will decrease to approximately 87.6% of the total number of our ordinary shares outstanding after this offering; and
•the number of ordinary shares held by new investors will increase to 19,925,000, or approximately 12.4% of the total number of our ordinary shares outstanding after this offering.

To the extent any new options are granted and exercised, RSUs are granted and vest or we issue additional ordinary shares or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following table summarizes our selected historical consolidated financial data. We prepare our consolidated financial statements in accordance with U.S. GAAP. The selected consolidated statements of operations data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the three months ended March 31, 2020 and 2021 and the selected consolidated balance sheet data as of March 31, 2021 have been derived from our unaudited interim consolidated financial statements, which are included elsewhere in this prospectus. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of our financial position and our consolidated results of operations. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and is qualified by reference to, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Revenue	$130,555	$169,740	$33,189	$51,083
Cost of revenue(1)(2)	64,867	76,916	15,725	22,455
Gross profit	65,688	92,824	17,464	28,628
Operating expenses:
Research and development(1)(2)	25,041	36,642	6,866	11,694
Sales and marketing(1)(2)	36,587	41,137	10,228	12,672
General and administrative(1)(2)	17,935	21,853	4,225	7,611
Total operating expenses	79,563	99,632	21,319	31,977
Operating profit (loss)	(13,875)	(6,808)	(3,855)	(3,349)
Interest income, net	53	145	14	34
Other income (expense), net	122	(3,609)	6,095	(39,722)
Profit (loss) before income taxes	(13,700)	(10,272)	2,254	(43,037)
Provision for income taxes	475	1,075	—	615
Net profit (loss)	(14,175)	(11,347)	2,254	(43,652)
Undistributed earnings attributable to participating securities	—	—	(2,254)	—
Net profit (loss) attributable to ordinary shareholders, basic and diluted	$(14,175)	$(11,347)	$—	$(43,652)
Net profit (loss) per share attributable to ordinary shareholders:
Basic	$(1.04)	$(0.81)	$0.00	$(3.02)
Diluted	$(1.04)	$(0.81)	$0.00	$(3.02)
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders:
Basic	13,597,794	14,022,788	13,716,177	14,465,175
Diluted	13,597,794	14,022,788	17,757,380	14,465,175
_______________
(1)Includes share-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$12	$38	$3	$26
Research and development	465	3,621	186	825
Sales and marketing	5,534	2,814	173	925
General and administrative	5,226	1,472	115	773
Total share-based compensation expense	$11,237	$7,945	$477	$2,549
Share-based compensation for the years ended December 31, 2019 and 2020 included compensation expense of $9.6 million and $5.5 million, respectively, related to secondary sales of ordinary shares by certain of our founders and employees. There were no such secondary sale transactions during the three months ended March 31, 2020 and 2021.

(2)Includes depreciation and amortization as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$21	$40	$7	$111
Research and development	221	404	84	155
Sales and marketing	341	556	125	148
General and administrative	132	360	62	90
Total depreciation and amortization	$715	$1,360	$278	$504
Consolidated Statements of Cash Flows Data

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net cash provided by (used in) operating activities	$3,843	$(3,120)	$351	$3,869
Net cash provided by (used in) investing activities	(2,153)	(16,961)	(1,039)	6,336
Net cash provided by (used in) financing activities	45,806	54,025	59	(596)
Consolidated Balance Sheets Data

	As of December 31,		As of March 31,
	2019	2020	2021
	(in thousands)
Cash and cash equivalents	$69,697	$103,609	$111,844
Working capital(1)	63,586	111,578	92,480
Total assets	110,066	180,561	176,765
Guarantee obligations	9,137	12,445	9,632
Provision for chargebacks, net	6,456	10,582	8,126
Convertible preferred shares	105,354	159,564	159,564
Accumulated deficit	(56,332)	(67,679)	(111,331)
Total shareholders’ deficit	(40,601)	(43,309)	(84,164)
_______________
(1)Working capital is defined as total current assets minus total current liabilities. See our consolidated financial statements and the accompanying notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion together with the “Selected Consolidated Financial and Other Data,” and our consolidated financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward looking statements. These forward looking statements are subject to numerous risks, uncertainties and assumptions, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Special Note Regarding Forward Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward looking statements.
Company Overview
We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us.
We believe legacy fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive, and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees. We believe the slow manual processes that some legacy fraud platforms depend on can also produce poor shopping experiences, and their outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques.
Our eCommerce risk management platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. It supports our core chargeback guarantee product—which optimizes merchant approval rates—as well as other products that mitigate similar eCommerce risks for those same merchants.
All of our products are designed to generate additional revenue or cost savings for merchants, while improving the online shopping experience for their consumers.
Business Model
Fundamentally, our business model aligns our interests with our merchants’ interests—we win when they win. We charge our merchants a percentage of every dollar of GMV that we approve, so our incentive is to approve as many orders as we safely can on the merchant’s behalf. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV dollars that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the risk level of the end market, the percentage of GMV we review from the merchant and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees.
If an approved transaction that we guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback guarantee expense in cost of revenue and typically provide the payment to the merchant in the form of credits on future invoices.
We have established strict processes that allow us to manage our overall chargeback exposure and control chargeback expenses within predetermined budget levels. We do this primarily by controlling the transactions we approve and assessing the cost-benefit of our approvals. Our models are trained on a large and diverse population of historical chargeback transactions accumulated since our founding. Combined with the short-term duration of our chargeback portfolio, the dynamic feedback loops in our business model ensure our training sets are constantly updated, thereby increasing the accuracy of our eCommerce risk management platform. We supplement our models with offline tools that quickly detect different types of anomalies and gaps in our models. We also adjust our approval rates in real time as we detect riskier order populations. Finally, our chargeback expenses become less volatile over time as we scale. As of March 31, 2021, our portfolio of potential chargeback liabilities was diversified across a number of industries, hundreds of merchants and millions of individual transactions.
We have been successful in retaining our merchants. The strong return on investment we deliver has resulted in merchants increasing the use of our products over time. Important indicators of our ability to grow our relationships with our merchants and to increase their use of our eCommerce risk management platform are Net Dollar Retention Rate and Annual Dollar Retention Rate. Our Net Dollar Retention Rate was 122% and 117% for the years ended December 31, 2019 and 2020, respectively. Our Annual Dollar Retention Rate was 99% and 98% for the years ended December 31, 2019 and 2020, respectively. Excluding merchants from tickets and travel, our Annual Dollar Retention Rate was 99% for each of the years ended December 31, 2019 and 2020, and our Net Dollar Retention Rate was 122% and 158% for the years ended December 31, 2019 and 2020, respectively.
Using our proprietary eCommerce risk management platform, data assets, and scaled merchant network, we are able to control the chargeback expense we incur and have been able to reduce chargebacks as a percentage of our Billings from 42% in 2019 to 37% in 2020 which has helped drive gross profit margin expansion. Chargebacks as a percentage of our Billings decreased from 45% for the three months ended March 31, 2020 to 37% for the three months ended March 31, 2021. Our CTB Ratio represents the total amount of chargeback expenses incurred during the period indicated divided by the total amount of Billings to all of our merchants over the same period. Chargeback expenses include (1) actual chargeback expenses and estimates for chargeback expenses we expect to incur for transactions approved in the period indicated plus (2) changes in estimates of chargeback expenses for transactions approved in prior periods. Billings represent (1) gross amounts invoiced to our merchants and estimates for cancellations and service level agreements for transactions approved during the period plus (2) changes in estimates for cancellations and service level agreements for orders approved in prior periods. Billings excludes credits issued for chargebacks.
We use the CTB Ratio to evaluate the performance of our business operations and the effectiveness of our model. Our CTB Ratio may fluctuate in future periods due to a number of factors, including changes in the mix of our merchant industry base, the risk profile of orders approved in the period, and technological improvements in the performance of our models.
Factors Affecting Our Performance
We believe our future performance will depend on many factors, including the following:
•Continued growth in eCommerce: We expect to benefit from strong growth in global eCommerce, fueled by the expansion of omnichannel commerce, as well as higher eCommerce penetration rates due to the impact of COVID-19. The global pandemic resulting from the spread of COVID-19 increased eCommerce volumes in the retail sector in 2020, a trend that we believe has had a positive impact on our business given that many of our material merchants are retailers. Lockdown restrictions contributed to an increased shift of consumers to online retail activity. Our eCommerce risk management platform remained active, with no material outages or service disruptions; in fact, since January 1, 2019 we have maintained an uptime in excess of 99.99%. While we cannot estimate the duration or scope of the crisis, or the potential effect it may have on our operations, we anticipate that our business will be positively affected by the lasting impact of COVID-19 on physical stores and consumer preferences and the resulting increase in eCommerce sales. Volatility in global travel and events reopening may lead to fluctuations in revenue from merchants in these industries in the near-term, but we believe we are well-positioned to continue to benefit from the macroeconomic shift to eCommerce that COVID-19 has accelerated. Moreover, the continued rise in volume and complexity of fraud attacks threatening online commerce, coupled with the difficulty merchants have with identifying, preventing, and mitigating these attacks, heightens the need for third-party solutions with the relevant expertise and infrastructure, such as our products. We believe that we are well-positioned to capitalize on these tailwinds.
•Our ability to retain and grow with existing merchants: We succeed when the merchants we serve succeed. As they successfully expand their businesses by volume and geography, we benefit from the increase in revenues. Our commitment to their success, we believe, increases retention and likelihood of expanding their activity on our eCommerce risk management platform. Supporting our merchants begins with enhancing both the consumer and the merchant experience; as such, we focus our efforts on developing products and functionality to ease the complexity they face when engaging in eCommerce. We strive to create seamless experiences for consumers, focusing on minimizing the friction points in their payment journeys. For merchants, we bestow peace of mind and certainty associated with each transaction we review. Our effectiveness in retaining and expanding our existing merchants’ sales, and reducing their fraud rates is a critical component of our revenue growth and operating results.
•Generating incremental GMV to our eCommerce risk management platform from new merchants: Acquisition of new merchants is an important component of our growth as we continue to become less dependent on select merchants’ performance. From 2019 to 2020, we increased total GMV by $23.7 billion from $39.7 billion to $63.4 billion. Of this increase, $3.6 billion is from new merchants onboarded during 2020. For the three months ended March 31, 2021, total GMV was $18.9 billion, an increase of $8.2 billion compared to the three months ended March 31, 2020. Our GMV, as compared to global eCommerce GMV calculated by eMarketer, accounted for less than 2% of global eCommerce GMV for the year ended December 31, 2020, leaving significant room for our merchant network to continue to grow. According to management calculations based on data from eMarketer, our growth more than doubled the overall growth in the eCommerce industry over the same period. Continuing to add merchants and their GMV to our platform is a key component of our ability to grow our revenue.
•Revenue seasonality: Our revenue is correlated with the level of GMV that our merchants generate through our eCommerce risk management platform. Our merchants typically generate the most revenue in the calendar fourth quarter, which includes Black Friday, Cyber Monday, the holiday season, and other peak events included in the eCommerce calendar, such as Chinese Singles’ Day and Thanksgiving. Our gross profit margin follows a similar trend. For the years ended December 31, 2019 and 2020, calendar fourth quarter revenue represented approximately 30% and 34%, respectively, of our total revenue. We believe that similar seasonality trends will affect our future quarterly performance.
•Maintaining and extending our technology leadership: We intend to continue to enhance our eCommerce risk management platform by developing new products, features, and functionality to maintain our technology leadership. The complexity of our merchant needs requires us to create exceptionally deep technology integrations across a variety of systems, including their front end eCommerce site, backend systems, order management and shipping systems, and payment systems. As a result of our deep integration with merchant systems, we believe we have richer data than payments companies and large financial institutions. The depth of this data is part of our competitive differentiation and allows us to deliver our strong return on investment for merchants. Collecting and analyzing relevant data across our merchant network allows us to identify complex transaction and behavior patterns that we use to continuously train our machine learning models.
•PSD2: At this time, we are not able to reasonably estimate the impact of PSD2 on our business, which imposes new standards for payment security and shifts the liability for online payment fraud for certain types of transactions further to the issuing banks. However, we believe the implementation of PSD2 will slow the growth rate of our GMV in Europe and will materially and unfavorably affect our revenues, results of operations, and financial condition. Billings generated from transactions with European consumers constitutes approximately 15% of our Billings for the year ended December 31, 2020. Based on the information available to us, we believe that transactions with European consumers are indicative of transactions originating with European issuing banks, which may be subject to the SCA requirements of PSD2 if relevant additional criteria are also fulfilled. Consumer location is determined by the IP address of the consumer. If an IP address is unavailable, location is determined by shipping address, then bank identification number, then billing address. See “Risk Factors—Risks Related to our Business and Industry—We are dependent upon the continued use of credit cards and other payment methods that expose our merchant to the risk of payment fraud as a primary means of payment for eCommerce transactions. Changes in laws and regulations related to use of these types of payment methods, including card scheme rules and PSD2, or the general public’s use of such payment methods may diminish the demand for our products, and could adversely affect our revenues, our results of operations and financial condition.”
Key Performance Indicators and Non-GAAP Metrics
In addition to traditional financial metrics, we use the following key performance indicators and non-GAAP metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. Increases or decreases in our key performance indicators may not correspond with increases or decreases in our revenue.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except where indicated, unaudited)
Gross merchandise volume (in millions)	$39,738	$63,437	$10,700	$18,928
Adjusted Gross Profit(1)	$65,721	$92,902	$17,474	$28,765
Adjusted Gross Profit Margin(1)	50%	55%	53%	56%
Adjusted EBITDA(1)	$(1,923)	$2,497	$(3,100)	$(296)
Free Cash Flow(1)	$1,311	$(6,081)	$(688)	$3,189
________________
(1)Adjusted Gross Profit, Adjusted Gross Profit Margin, Adjusted EBITDA, and Free Cash Flow are non-GAAP financial measures. For more information regarding our use of these measures and reconciliations to the most directly comparable financial measures calculated in accordance with U.S. GAAP, see the section titled “Summary—Summary Consolidated Financial and Other Data.”
Gross Merchandise Volume
We assess the growth in transaction volume using GMV, which represents the gross total dollar value of orders received by our merchants and reviewed through our eCommerce risk management platform during the period indicated, including the value of orders that we did not approve. GMV is an indicator of the success of our merchants and the scale of our platform. GMV does not represent transactions successfully completed on our merchants’ websites or revenue earned by us, however, our revenue is directionally correlated with the level of GMV reviewed through our platform and is an indicator of future revenue opportunities. We generate revenue based on the portion of GMV we approve in combination with the associated risk-adjusted fee.
For the portion of GMV we do not approve and on which do not generate revenue, for example, GMV associated with declined orders, the underlying data for those transactions is valuable for us to enrich our database and enhance our models. GMV may fluctuate in future periods due to a number of factors, including global macroeconomic conditions, changes in the number and mix of merchants on our eCommerce risk management platform, the level of penetration within our merchant base, and our ability to retain our existing merchant base.
Adjusted Gross Profit and Adjusted Gross Profit Margin
Adjusted Gross Profit represents gross profit excluding the impact of depreciation and amortization and share-based compensation expense included in cost of revenue. Adjusted Gross Profit Margin represents Adjusted Gross Profit expressed as a percentage of revenue. Adjusted Gross Profit and Adjusted Gross Profit Margin are each non-GAAP financial metrics.
The following table presents a reconciliation of our gross profit and gross profit margin, the most directly comparable U.S GAAP measure, to Adjusted Gross Profit and Adjusted Gross Profit Margin for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except where indicated, unaudited)
Revenue	$130,555	$169,740	$33,189	$51,083
Cost of revenue	64,867	76,916	15,725	22,455
Gross Profit	65,688	92,824	17,464	28,628
Share-based compensation expense included within cost of revenue	12	38	3	26
Depreciation and amortization included within cost of revenue	21	40	7	111
Adjusted Gross Profit	$65,721	$92,902	$17,474	$28,765

Gross profit margin	50%	55%	53%	56%
Adjusted Gross Profit Margin	50%	55%	53%	56%
See “Summary—Summary Consolidated Financial and Other Data” for information regarding the limitations of using Adjusted Gross Profit and Adjusted Gross Profit Margin as financial measures.
Adjusted EBITDA
Adjusted EBITDA represents net profit (loss) adjusted to remove the effects of the provision for income taxes, interest income, net, other income (expense), net, depreciation and amortization, and share-based compensation expense. The above items are excluded from Adjusted EBITDA because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, or are not driven by our core results of operations. We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted EBITDA in this prospectus because it is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting. Adjusted EBITDA is a non-GAAP financial metric.

The following table presents a reconciliation of net profit (loss), the most directly comparable U.S GAAP measure, to Adjusted EBITDA for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, unaudited)
Net profit (loss)	$(14,175)	$(11,347)	$2,254	$(43,652)
Provision for income taxes	475	1,075	—	615
Interest income, net	(53)	(145)	(14)	(34)
Other income (expense), net	(122)	3,609	(6,095)	39,722
Depreciation and amortization	715	1,360	278	504
Share-based compensation expense	11,237	7,945	477	2,549
Adjusted EBITDA	$(1,923)	$2,497	$(3,100)	$(296)
See “Summary—Summary Consolidated Financial and Other Data” for information regarding the limitations of using Adjusted EBITDA as a financial measure.
Free Cash Flow
Free Cash Flow represents net cash provided by (used in) operating activities, less cash purchases of property and equipment, and cash spent on capitalized software development costs. We provide Free Cash Flow because it is a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet. Free Cash Flow is a non-GAAP financial metric.
The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable U.S. GAAP measure, to Free Cash Flow for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, unaudited)
Net cash provided by (used in) operating activities	$3,843	$(3,120)	$351	$3,869
Purchases of property and equipment	(2,113)	(1,507)	(674)	(388)
Capitalized software development costs	(419)	(1,454)	(365)	(292)
Free Cash Flow	$1,311	$(6,081)	$(688)	$3,189
See “Summary—Summary Consolidated Financial and Other Data” for information regarding the limitations of using Free Cash Flow as a financial measure.
Components of Results of Operations
Revenue
We primarily generate revenue by granting merchants access to our eCommerce risk management platform and reviewing and approving eCommerce transactions for legitimacy. Revenue is also generated from the issuance of indemnification guarantees. For the majority of our revenue, we charge our merchants a percentage of every dollar of GMV that we approve and guarantee on their behalf. Our fee, as determined by our risk-based pricing model, in these situations is expressed as a percentage of the GMV of our merchants’ orders that we approve, prior to taxes or other charges. These arrangements do not provide merchants with the right to take possession of our software platform. Rather, merchants are granted continuous access to our software platform under a hosting arrangement over the contractual period.

Contracts with our merchants for our Chargeback Guarantee product obligate us to review eCommerce transactions for legitimacy, as well as to indemnify merchants for costs incurred associated with an approved transaction in the event of a chargeback due to fraud. Our fee is allocated between the consideration owed to us for our fraud review service and the consideration owed to us for issuing indemnification guarantees which are recorded at fair value and accounted for in accordance with ASC 460, Guarantees. Consideration allocated to fraud review is recognized as revenue in the month that the transactions are approved while consideration allocated to the indemnification guarantee is recognized as revenue as we are released from risk under the guarantee, generally over a six-month period from the date of the transaction.
We present revenue net of cancellations and adjustments for minimum service level agreements.
Cost of Revenue
Cost of revenue primarily consists of chargeback guarantee expenses and other expenses directly related to providing our products to our merchants. These other expenses include compensation and benefits related costs, including share-based compensation expense associated with teams integral in providing our service, hosting fees and software costs, payment processing fees, amortization of deferred contract fulfillment costs, depreciation expense, and allocated overhead. For products that offer guarantees of past performance, such as our Chargeback Guarantee, we provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. These payments are typically provided by us to our merchants in the form of credits on future invoices, and generally represent the approved transaction amount. Chargeback claims can be disputed and if the decision of the dispute concludes that the order was not fraudulent, the chargeback is classified as chargebacks won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us.
We have capitalized eligible costs associated with projects to develop internal-use software. When these projects are substantially complete and ready for their intended use, the costs will be amortized to cost of revenue which may drive an increase in cost of revenue in future periods.
Gross Profit and Gross Profit Margin
As our business continues to grow, we expect our gross profit will increase in absolute dollars while our gross profit margin may fluctuate from period to period. Our gross profit margin is highly dependent on our risk-based pricing model which determines the fee we charge our merchants, our approval rate thresholds, the merchant mix of our revenue, and new geographies and industries into which we may enter. We control the decision to approve a particular transaction and continuously monitor our approval rate thresholds to ensure we are not exposed to higher amounts of chargeback risk, and we structure our pricing in a way to mitigate this risk.
Operating Expenses
Our operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Compensation and benefits related costs are the most significant component of operating expenses and consists of salaries and benefits, share-based compensation expense, and other employee benefit costs. Operating expenses also primarily include third-party hosting fees and software costs, professional service fees, overhead costs including rent and utilities, marketing and advertising related costs, and depreciation expense. We expect our operating expenses will increase in absolute dollars as our business grows, but will fluctuate as a percentage of revenue from period to period.
Research and Development
Research and development expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our eCommerce risk management platform infrastructure, including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development expenses also include investments we are making in new products, as well as third-party hosting fees and software costs used by our research and development teams, overhead costs, and depreciation expense. We capitalize certain research and development costs related to the development or modification of software solely to meet our internal requirements, with no substantive plans to market such software at the time of development, and amortize such costs in cost of revenue in the consolidated statements of operations over the software’s estimated useful life, which is generally four years.
Sales and Marketing
Sales and marketing expenses primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing expenses also consist of costs associated with conferences, events, digital marketing and advertising programs, amortization of deferred contract acquisition costs including commissions, overhead costs, and depreciation expense.
General and Administrative
General and administrative expenses primarily consist of compensation and benefits related costs, including share-based compensation expense associated with our finance, legal, human resources, information technology, and administrative functions. General and administrative costs also consist of third-party professional service fees for external legal, accounting and other consulting services, hosting fees and software costs, overhead costs, and depreciation expense.
Interest Income, Net
Interest income, net primarily consists of interest earned on our cash deposits and short-term deposits.
Other Income (Expense), Net
Other income (expense), net primarily consists of remeasurement gains and losses on our convertible preferred share warrant liabilities and convertible preferred share tranche rights, as well as foreign exchange gains and losses.
Provision for Income Taxes
Provision for income taxes consists of income taxes related to Israel and United States federal and state taxes. We maintain a full valuation allowance on our Israeli deferred tax assets resulting from carryforward tax losses and other reserves and allowances, as we have concluded that it is not more likely than not that the deferred tax assets will be realized due to our history of operating losses and current uncertainty concerning our ability to realize these deferred tax assets in the foreseeable future. Our effective tax rate is affected by the tax rate in Israel and the United States and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance.

Results of Operations
The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Revenue	$130,555	$169,740	$33,189	$51,083
Cost of revenue(1)(2)	64,867	76,916	15,725	22,455
Gross profit	65,688	92,824	17,464	28,628
Operating expenses:
Research and development(1)(2)	25,041	36,642	6,866	11,694
Sales and marketing(1)(2)	36,587	41,137	10,228	12,672
General and administrative(1)(2)	17,935	21,853	4,225	7,611
Total operating expenses	79,563	99,632	21,319	31,977
Operating profit (loss)	(13,875)	(6,808)	(3,855)	(3,349)
Interest income, net	53	145	14	34
Other income (expense), net	122	(3,609)	6,095	(39,722)
Profit (loss) before income taxes	(13,700)	(10,272)	2,254	(43,037)
Provision for income taxes	475	1,075	—	615
Net profit (loss)	$(14,175)	$(11,347)	$2,254	$(43,652)
_______________
(1)Includes share-based compensation as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$12	$38	$3	$26
Research and development	465	3,621	186	825
Sales and marketing	5,534	2,814	173	925
General and administrative	5,226	1,472	115	773
Total share-based compensation expense	$11,237	$7,945	$477	$2,549
Share-based compensation for the years ended December 31, 2019 and 2020, included compensation expense of $9.6 million and $5.5 million, respectively, related to secondary sales of ordinary shares by certain of our founders and employees. There were no such secondary sale transactions during the three months ended March 31, 2020 and 2021.

(2)Includes depreciation and amortization as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenue	$21	$40	$7	$111
Research and development	221	404	84	155
Sales and marketing	341	556	125	148
General and administrative	132	360	62	90
Total depreciation and amortization	$715	$1,360	$278	$504

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(as a percentage of revenue)
Revenue	100%	100%	100%	100%
Cost of revenue	50	45	47	44
Gross profit	50	55	53	56
Operating expenses:
Research and development	19	22	21	23
Sales and marketing	28	24	31	25
General and administrative	14	13	13	15
Total operating expenses	61	59	64	63
Operating profit (loss)	(11)	(4)	(12)	(7)
Interest income, net	0	0	0	0
Other income (expense), net	0	(2)	18	(78)
Profit (loss) before income taxes	(10)	(6)	7	(84)
Provision for income taxes	0	1	0	1
Net profit (loss)	(11)%	(7)%	7%	(85)%
Comparison of the Three Months Ended March 31, 2020 and 2021
Revenue

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Revenue	$33,189	$51,083	$17,894	54%
Revenue increased by $17.9 million, or 54%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 driven by an $8.2 billion, or 77% increase in total GMV from $10.7 billion to $18.9 billion. The increase in revenue was primarily attributable to an increase in new merchants onboarded to our eCommerce risk management platform as well as an increase in the adoption and expansion of our platform from existing merchants due to an acceleration of the use of our merchants’ digital platforms by their consumers.
Additionally, during the three months ended March 31, 2020, consumers slowed spending on our merchants’ platforms as the initial impacts of COVID-19 were unknown, while during the three months ended March 31, 2021, spending on our merchants’ platforms increased as consumers shifted their buying to online platforms throughout the pandemic. This favorably impacted the change in GMV and revenue period-over-period. Throughout the pandemic, most of our merchants had increases in GMV while merchants in industries such as ticketing and travel, had decreases in GMV due to the impact of temporary pandemic-driven restrictions.
Additionally, $7.9 million of the increase in revenue for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 is attributable to consideration allocated to issued indemnification guarantees that are accounted for under ASC 460. Revenue attributable to consideration allocated to guarantees increased for the same reasons as noted above. Revenue attributable to issued indemnification guarantees as a percentage of total revenue decreased from 49% for the three months ended March 31, 2020 to 48% for the three months ended March 31, 2021 due to improvements in the CTB Ratio.
Cost of Revenue and Gross Profit Margin

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$15,725	$22,455	$6,730	43%
Gross profit margin	53%	56%
Cost of revenue increased by $6.7 million, or 43%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase in cost of revenue was primarily attributable to an increase of $6.2 million in gross chargeback expenses offset by an increase of $1.4 million in chargebacks won. The increase in net chargeback expenses was driven by an increase in GMV. There was also an increase of $1.4 million in hosting fees and software costs associated with the growth in the usage of our eCommerce risk management platform and an increase of $0.4 million in compensation and benefits related costs, including share-based compensation expense, associated with teams integral in providing our service primarily due to an increase in headcount.
Gross profit margin increased to 56% for the three months ended March 31, 2021 compared to 53% for the three months ended March 31, 2020 primarily due to an 8% decrease in our CTB Ratio. The decrease in the CTB Ratio was due to a shift in the merchant mix of our revenues, improvements in our models and algorithms, and changes in our approval rate levels.
Operating Expenses
Research and Development

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Research and development	$6,866	$11,694	$4,828	70%
Research and development expenses increased by $4.8 million, or 70%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily attributable to an increase of $3.5 million in compensation and benefits related costs, including a $0.6 million increase in share-based compensation, primarily due to an increase in headcount of our research and development teams. The remaining increase is primarily due to an increase of $1.1 million in hosting fees and software costs incurred by our research and development teams.

Sales and Marketing

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$10,228	$12,672	$2,444	24%
Sales and marketing expenses increased by $2.4 million, or 24%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily attributable to an increase of $2.9 million in compensation and benefits related costs, including a $0.8 million increase in share-based compensation, primarily due to an increase in sales and marketing headcount.
The increase was partially offset by a decrease of $0.4 million in expenses associated with conferences, events, and digital marketing and advertising programs due to the impact of COVID-19.
General and Administrative

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
General and administrative	$4,225	$7,611	$3,386	80%
General and administrative expenses increased by $3.4 million, or 80%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily attributable to an increase of $2.5 million in compensation and benefits related costs primarily due to an increase in headcount, an increase of $0.3 million in professional services expenses, and an increase of $0.2 million in hosting fees and software costs. The remaining increase in general and administrative expenses was related to an increase in overhead costs incurred to support the growth in our business.
Interest Income, Net

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Interest income, net	$14	$34	$20	143%
There were no significant changes to interest income, net during the respective periods.
Other Income (Expense), Net

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Other income (expense), net	$6,095	$(39,722)	$(45,817)	N/M*
_______________
*N/M = Not Meaningful
Other income (expense), net decreased by $45.8 million to $39.7 million of other expense, net for the three months ended March 31, 2021 compared to $6.1 million of other income, net for the three months ended March 31, 2020. The net increase in expense is primarily due to an increase of $45.2 million in remeasurement losses related to our convertible preferred share warrant liabilities and convertible preferred share tranche rights due to increases in the fair value of the underlying instruments, as well as an increase of $0.4 million in net losses from foreign currency transactions.

Provision for Income Taxes

	Three Months Ended March 31,
	2020	2021	$ Change	% Change
	(dollars in thousands)
Provision for income taxes	$—	$615	$615	N/M*
_______________
*N/M = Not Meaningful
Provision for income taxes increased by $0.6 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The provision for income taxes increased primarily as a result of tax expense related to the United States and other foreign jurisdictions in which we conduct business. Our effective tax rate was 0% and (1)% of our net profit (loss) before income taxes for the three months ended March 31, 2020 and 2021, respectively. Our effective tax rate is mainly due to full valuation allowance on Israel deferred tax assets offset by pre-tax book income in the United States and the add back of non-deductible share-based compensation expense in the United States.
Comparison of the Years Ended December 31, 2019 and 2020
Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Revenue	$130,555	$169,740	$39,185	30%
Revenue increased by $39.2 million, or 30%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 driven by a $23.7 billion, or 60% increase in total GMV from $39.7 billion to $63.4 billion. This increase was primarily attributable to an increase in the adoption and expansion of our eCommerce risk management platform from existing merchants and an acceleration of the use of our merchants’ digital platforms by their consumers as reflected in our Net Dollar Retention Rate of 117% for the year ended December 31, 2020. We believe the growth in our merchants’ digital platforms was due to organic growth that was aided by the impacts of COVID-19. During the pandemic, most of our merchants had increases in GMV as consumers shifted their buying to online platforms while other merchants in industries, such as ticketing and travel, had decreases in GMV due to the impact of temporary pandemic-driven restrictions. The increase in revenue was also attributable to an increase in new merchants onboarded to our platform.
Additionally, $8.9 million of the increase in revenue for the year ended December 31, 2019 compared to the year ended December 31, 2020 is attributable to consideration allocated to issued indemnification guarantees that are accounted for under ASC 460. Revenue attributable to consideration allocated to guarantees increased for the same reasons as noted above. Revenue attributable to issued indemnification guarantees as a percentage of total revenue decreased from 49% during 2019 to 43% during 2020 due to decreases in the fair value of issued guarantees due to improvements in the CTB Ratio.
Cost of Revenue and Gross Profit Margin

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Cost of revenue	$64,867	$76,916	$12,049	19%
Gross profit margin	50%	55%

Cost of revenue increased by $12.0 million, or 19%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase in cost of revenue was primarily attributable to an increase of $10.0 million in gross chargeback expenses offset by an increase of $1.4 million in chargebacks won. The increase in net chargeback expenses was driven by an increase in GMV. There was also an increase of $2.3 million in hosting fees and software costs associated with the growth in the usage of our eCommerce risk management platform and an increase of $1.2 million in compensation and benefits related costs, including share-based compensation expense, associated with teams integral in providing our service primarily due to an increase in headcount.
Gross profit margin increased to 55% for the year ended December 31, 2020 compared to 50% for the year ended December 31, 2019 due to a 5% decrease in our CTB Ratio. The decrease in the CTB Ratio was due to a shift in the merchant mix of our revenues, improvements in our models and algorithms, and changes in our approval rate levels.
Operating Expenses
Research and Development

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Research and development	$25,041	$36,642	$11,601	46%
Research and development expenses increased by $11.6 million, or 46%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to an increase of $8.6 million in compensation and benefits related costs primarily due to an increase in headcount of our research and development teams. The increase in compensation and benefits related costs includes an increase of $3.2 million in share-based compensation expense, of which $2.7 million is attributable to the secondary transaction in 2020. The remaining increase is primarily due to an increase of $2.6 million in hosting fees and software costs incurred by our research and development teams.
Sales and Marketing

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Sales and marketing	$36,587	$41,137	$4,550	12%
Sales and marketing expenses increased by $4.6 million, or 12%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to a net increase of $8.4 million in compensation and benefits related costs, primarily due to an increase in sales and marketing headcount. The increase in compensation and benefits related costs is partially offset by a decrease of $2.7 million in share-based compensation expense primarily attributable to the secondary transactions in 2019 and 2020. The 2019 secondary transaction impacted sales and marketing expenses by a greater amount than the 2020 secondary transaction which resulted in an overall decrease in share-based compensation expense for the year ended December 31, 2020 as compared to the year ended December 31, 2019.
The remaining offset of $3.8 million was primarily a result of decreases in expenses associated with conferences, events, and digital marketing and advertising programs due to the impact of COVID-19.

General and Administrative

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
General and administrative	$17,935	$21,853	$3,918	22%
General and administrative expenses increased by $3.9 million, or 22%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily attributable to an increase of $2.6 million in compensation and benefits related costs primarily due to an increase in headcount, an increase of $0.7 million in hosting fees and software costs, and an increase of $0.6 million in professional services expenses. The overall increase in compensation and benefits related costs is comprised of an increase of $6.4 million in salaries, benefits, and employee benefit costs, partially offset by a decrease of $3.8 million in share-based compensation expense primarily attributable to the secondary transactions in 2019 and 2020. The 2019 secondary transaction impacted general and administrative expenses by a greater amount than the 2020 secondary transaction which resulted in an overall decrease in share-based compensation expense for the year ended December 31, 2020 as compared to the year ended December 31, 2019.
Interest Income, Net

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Interest income, net	$53	$145	$92	174%
Interest income, net increased by $0.1 million, or 174%, for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to higher average cash on hand throughout the year ended December 31, 2020. The increase in average cash on hand is primarily due to the closing of the first tranche our Series E convertible preferred share financing in October 2019 and subsequent settlements of our convertible preferred share tranche rights in April and October 2020.
Other Income (Expense), Net

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Other income (expense), net	$122	$(3,609)	$(3,731)	N/M*
_______________
*N/M = Not Meaningful
Other income (expense), net decreased by $3.7 million to $3.6 million of net expense for the year ended December 31, 2020 compared to the year ended December 31, 2019. The net increase in expense is primarily due to an increase of $5.4 million in remeasurement losses related to our convertible preferred share warrant liabilities and convertible preferred share tranche rights. The increase in expense was partially offset by an increase of $1.8 million in net gains from foreign currency transactions.
Provision for Income Taxes

	Year Ended December 31,
	2019	2020	$ Change	% Change
	(dollars in thousands)
Provision for income taxes	$475	$1,075	$600	126%

Provision for income taxes increased by $0.6 million, or 126%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. We maintain a full valuation allowance on our Israeli deferred tax assets resulting from carryforward tax losses, capitalized research and development expenses, and other reserves and allowances. The provision for income taxes increased primarily as a result of timing differences related to the deductibility of commission expenses in the United States. Our effective tax rate was (3)% and (10)% of our net profit (loss) before income taxes for the years ended December 31, 2019 and 2020, respectively. Our effective tax rate is affected by tax rates in foreign jurisdictions and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses, such as share-based compensation expense, and changes in our valuation allowance.
Quarterly Results of Operations
The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated, as well as the percentage that each line item represents of our total revenue. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included elsewhere within this prospectus, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the financial information contained in those financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Revenue	$30,546	$30,862	$30,189	$38,958	$33,189	$37,807	$41,695	$57,049	$51,083
Cost of revenue(1)(2)	13,038	15,996	16,550	19,283	15,725	17,670	19,665	23,856	22,455
Gross profit	17,508	14,866	13,639	19,675	17,464	20,137	22,030	33,193	28,628
Operating expenses:
Research and development(1)(2)	5,618	6,192	7,358	5,873	6,866	10,382	9,504	9,890	11,694
Sales and marketing(1)(2)	6,890	7,683	7,890	14,124	10,228	11,276	9,669	9,964	12,672
General and administrative (1)(2)	2,371	2,620	3,148	9,796	4,225	6,150	5,557	5,921	7,611
Total operating expenses	14,879	16,495	18,396	29,793	21,319	27,808	24,730	25,775	31,977
Operating profit (loss)	2,629	(1,629)	(4,757)	(10,118)	(3,855)	(7,671)	(2,700)	7,418	(3,349)
Interest income (expense), net	10	—	(8)	51	14	58	43	30	34
Other income (expense), net	(367)	23	(496)	962	6,095	374	(7,712)	(2,366)	(39,722)
Profit (loss) before income taxes	2,272	(1,606)	(5,261)	(9,105)	2,254	(7,239)	(10,369)	5,082	(43,037)
Provision for income taxes	—	7	2	466	—	30	311	734	615
Net profit (loss)	$2,272	$(1,613)	$(5,263)	$(9,571)	$2,254	$(7,269)	$(10,680)	$4,348	$(43,652)

__________________
(1)Includes share-based compensation expense as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Cost of revenue	$3	$3	$3	$3	$3	$23	$5	$7	$26
Research and development	(26)	156	154	181	186	2,988	223	224	825
Sales and marketing	279	154	145	4,956	173	2,206	217	218	925
General and administrative	125	95	97	4,909	115	1,011	156	190	773
Total share-based compensation expense	$381	$408	$399	$10,049	$477	$6,228	$601	$639	$2,549
(2)Includes depreciation and amortization as follows:

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Cost of revenue	$3	$5	$6	$7	$7	$10	$11	$12	$111
Research and development	36	51	74	60	84	92	107	121	155
Sales and marketing	70	80	84	107	125	136	144	151	148
General and administrative	23	26	36	47	62	72	65	161	90
Total depreciation and amortization	$132	$162	$200	$221	$278	$310	$327	$445	$504

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(as a percentage of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	43	52	55	49	47	47	47	42	44
Gross profit	57	48	45	51	53	53	53	58	56
Operating expenses:
Research and development	18	20	24	15	21	27	23	17	23
Sales and marketing	23	25	26	36	31	30	23	17	25
General and administrative	8	8	10	25	13	16	13	10	15
Total operating expenses	49	53	61	76	64	74	59	45	63
Operating profit (loss)	9	(5)	(16)	(26)	(12)	(20)	(6)	13	(7)
Interest income (expense), net	0	0	0	0	0	0	0	0	0
Other income (expense), net	(1)	0	(2)	2	18	1	(18)	(4)	(78)
Profit (loss) before income taxes	7	(5)	(17)	(23)	7	(19)	(25)	9	(84)
Provision for income taxes	0	0	0	1	0	0	1	1	1
Net profit (loss)	7%	(5)%	(17)%	(25)%	7%	(19)%	(26)%	8%	(85)%

Quarterly Trends
Our results of operations are generally impacted by seasonal trends in end-consumer spending behavior. Our revenue is correlated with the level of GMV that our merchants generate through our eCommerce risk management platform. Our merchants typically generate the most GMV each year in the fourth quarter, which includes Black Friday, Cyber Monday, and the holiday season, driven by an uptick in eCommerce sales. The value of transactions we review and approve in the fourth quarter of a fiscal year typically is the greatest as compared to the first three quarters of a fiscal year. Accordingly, our revenues and cost of revenues are typically highest in the fourth quarter. We expect this seasonal trend to continue.
The global pandemic resulting from the spread of COVID-19 increased eCommerce volumes in 2020 and 2021, a trend that we believe has had a positive impact on our business. Lockdown restrictions contributed to an increased shift of consumers to online retail activity. Our eCommerce risk management platform remained active, with no material outages or service disruptions; in fact, since January 1, 2019 we have maintained an uptime in excess of 99.99%. While we cannot estimate the duration or scope of the crisis, or the potential effect it may have on our operations, we anticipate that our business will be positively affected by the lasting impact of COVID-19 on physical stores and consumer preferences and the resulting increase in eCommerce sales. Volatility in global travel and events reopening may lead to fluctuations in revenue from merchants in these industries in the near-term, but we believe we are well-positioned to continue to benefit from the macroeconomic shift to eCommerce that COVID-19 has accelerated.
Additionally, as we continue to grow and expand the population of merchants with whom we work, we are less dependent on select merchants’ performance and their impact on our results.
Quarterly Revenue Trends
Excluding changes due to seasonality, our quarterly revenue has generally increased sequentially and year-over-year in each of the periods presented due to an increase in the adoption and expansion of our eCommerce risk management platform from existing merchants, an increase in new merchants onboarded to our platform, and an acceleration of the use of our merchants’ digital platforms by their consumers.
Quarterly Cost of Revenue and Gross Profit Margin Trends
Excluding fluctuations due to seasonality, our quarterly cost of revenue increased sequentially and year-over-year in each of the periods presented due to increases in net chargebacks driven by the increase in GMV approved and the associated revenue. The increases in cost of revenue are also driven by increases in hosting fees and software costs associated with providing our Chargeback Guarantee offering and an increase in compensation and benefits related costs, including share-based compensation expense, associated with teams integral in providing our service due to increases in headcount.
Throughout the quarterly periods, our revenues have increased at a faster rate than our cost of revenues which generally drove improvements in our gross profit margin over time. While our gross profit margin may fluctuate within a year, the strong performances we have seen in the fourth quarter typically outweigh lower gross profit margin quarters. Our quarterly gross profit margin fluctuated between 45% and 58% during the periods presented. The general increase is the result of improvements in our models at identifying fraud as well as changes in the merchant mix and industry composition of our revenues.
Quarterly Operating Expenses Trends
Excluding fluctuations due to seasonality, our quarterly operating expenses have generally increased sequentially and year-over-year in each of the periods presented primarily due to increases in compensation and benefits related costs, including share-based compensation expense, due to increases in headcount and non-recurring share-based compensation expense associated with the secondary transactions. We recorded $9.6 million and $5.5 million in additional share-based compensation expense during the three months ended December 31, 2019 and June 30, 2020, respectively, associated with the secondary transactions. The general trend of increases in operating expenses are a function of the growth of our business and include increases in investments we are making in our research and development organization. More recently, our operating expenses include incremental costs associated with preparing to become a public company, a trend that we expect to continue in the near-term. However, after the outbreak of COVID-19, we have seen slower growth in certain operating expenses due to reduced business travel and the virtualization or cancellation of certain events. Developments and volatility arising from COVID-19 may impact our operating expenses in the near-term.
Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through issuances of convertible preferred shares and warrants and cash flows from operations. As of December 31, 2020 and March 31, 2021, we have raised an aggregate of $161.1 million, net of issuance costs of $3.5 million, through sales of convertible preferred shares and warrants. In October 2019, we signed share purchase agreements with certain of our existing and new investors, pursuant to which we would issue an aggregate total of 6,831,725 Series E convertible preferred shares at a price per share of $19.02, to be issued in four installments, and warrants to purchase an aggregate total of 1,433,142 Series E-1 convertible preferred shares at an exercise price of $25.20 per share, for total gross proceeds of $130.0 million. In October 2019, we closed the first tranche and issued 2,480,485 shares of Series E convertible preferred shares for $19.02 per share and warrants to purchase an aggregate total of 1,433,142 Series E-1 convertible preferred shares at an exercise price of $25.20 per share for total gross proceeds of $47.2 million. Total issuance costs were $1.7 million. In April and October 2020, we closed the second and third tranches and issued a total of 2,900,826 shares of Series E convertible preferred shares for $19.02 per share for total gross proceeds of $55.2 million. Total issuance costs were $1.5 million. During the second quarter of 2021, we closed the fourth tranche and issued a total of 1,450,414 shares of Series E convertible preferred shares for $19.02 per share for total gross proceeds of $27.6 million. Total issuance costs were $0.8 million.
Our principal uses of cash in recent periods have been funding our operations and investing in our business. As of December 31, 2020 and March 31, 2021, our principal sources of liquidity were cash, cash equivalents, and short-term deposits of $117.6 million and $118.9 million, respectively, which were held for working capital purposes. Cash and cash equivalents consist of cash in banks and bank deposits. Short-term deposits consist of deposits that mature within one year.
We believe our existing cash, cash equivalents, short-term deposits, and proceeds from this offering will be sufficient to meet our needs for at least the next 12 months. Our future capital requirements will depend on many factors including our revenue growth rate, chargeback expenses, merchant churn, regulatory developments, the market acceptance and demand for our offering, international expansion efforts, and the investments we make that support our business. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, financial condition, and cash flows would be materially and adversely affected.

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Consolidated Statements of Cash Flows Data:	(in thousands)
Net cash provided by (used in) operating activities	$3,843	$(3,120)	$351	$3,869
Net cash provided by (used in) investing activities	$(2,153)	$(16,961)	$(1,039)	$6,336
Net cash provided by (used in) financing activities	$45,806	$54,025	$59	$(596)
Operating Activities
Our largest source of operating cash flows are from revenues we earn from our merchants. Our largest use of cash from operating activities is for compensation and benefits related costs, hosting and software fees, professional service fees, marketing and advertising related costs, and overhead costs including rent and utilities.
We reported net cash provided by operating activities of $3.9 million for the three months ended March 31, 2021, compared to $0.4 million for the three months ended March 31, 2020, representing an increase of $3.5 million in cash provided by operating activities. Our operating cash flows were favorably impacted by improvements in net profit (loss) adjusted for non-cash items by $2.3 million, as well as favorable impacts attributable to changes in operating assets and liabilities of $1.3 million, primarily driven by the growth in our business and the timing of certain cash receipts and payments associated with the seasonality of our business.
We reported net cash used in operating activities of $3.1 million for the year ended December 31, 2020, compared to net cash provided by operating activities of $3.8 million for the year ended December 31, 2019, representing an increase of $7.0 million in cash used in operating activities. While our operating cash flows were favorably impacted by improvements in net profit (loss) adjusted for non-cash items by $6.8 million, this was more than offset by unfavorable impacts attributable to changes in operating assets and liabilities of $13.8 million, primarily driven by the growth in our business and the timing of certain cash receipts and payments. For example, during 2020 as compared to 2019, our receivables overall grew at a faster rate than our revenues and our payables overall decreased at a faster rate than our growth in expenses, both of which had an unfavorable impact to our operating cash flows period over period of $9.3 million and $6.4 million, respectively.
Investing Activities
Investing activities consists primarily of investments in and maturities of short-term deposits, purchases of property and equipment, payments of software development costs, and purchases of other productive assets.
We reported net cash provided by investing activities of $6.3 million for the three months ended March 31, 2021, compared net cash used in investing activities of $1.0 million for the three months ended March 31, 2020, representing an increase in cash provided by investing activities of $7.3 million. This increase was primarily attributable to maturities of short-term deposits during the three months ended March 31, 2021 of $7.0 million, as well as a decrease of $0.3 million in purchases of property and equipment.
We reported net cash used in investing activities of $17.0 million for the year ended December 31, 2020, compared to $2.2 million for the year ended December 31, 2019, representing an increase of $14.8 million. This increase in cash used in investing activities was primarily attributable to purchases of short-term deposits for the year ended December 31, 2020 of $14.0 million, as well as an increase of $1.0 million in capitalized software development costs. These increases in cash used in investing activities were partially offset by a decrease in purchases of property and equipment of $0.6 million.
Financing Activities
Financing activities consists primarily of proceeds we receive from the issuance of convertible preferred shares and warrants and payments of deferred offering costs.
We reported net cash used in financing activities of $0.6 million for the three months ended March 31, 2021, compared to net cash provided by financing activities of $0.1 million for the three months ended March 31, 2020, representing an increase in cash used in financing activities of $0.7 million. This increase was primarily attributable to payments of $0.8 million of deferred offering costs during the three months ended March 31, 2021, partially offset by a $0.2 million increase in proceeds from exercises of share options during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.
We reported net cash provided by financing activities of $54.0 million for the year ended December 31, 2020, compared to $45.8 million for the year ended December 31, 2019, representing an increase of $8.2 million. This increase in cash provided by financing activities was primarily attributable to a larger amount of proceeds received from the issuance of Series E convertible preferred shares and warrants in 2020 as compared to 2019. We received net proceeds of $45.6 million related to the issuance and settlement of the first tranche of Series E convertible preferred shares for the year ended December 31, 2019, as compared to net proceeds received of $53.6 million for the year ended December 31, 2020, which related to the issuance and settlement of the second and third tranches.
Commitments and Contractual Obligations
The following table summarizes our non-cancelable contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$59,105	$4,996	$12,958	$12,695	$28,456
Purchase obligations	19,113	9,645	9,468	—	—
Total contractual obligations	$78,218	$14,641	$22,426	$12,695	$28,456
The following table summarizes our non-cancelable contractual obligations as of March 31, 2021:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations	$56,839	$4,052	$12,772	$12,367	$27,648
Purchase obligations	15,958	6,522	9,436	—	—
Total contractual obligations	$72,797	$10,574	$22,208	$12,367	$27,648
The contractual obligation amounts in the tables above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the tables above.
The contractual obligations set forth above excludes an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $3.2 million and $3.1 million as of December 31, 2020 and March 31, 2021 (unaudited), respectively. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date. As of December 31, 2020 and March 31, 2021 (unaudited), we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
For more information on our operating leases and other commitments, please refer to “Guarantees, Commitments, and Contingencies” in Note 6 of our consolidated financial statements included elsewhere in this prospectus.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Exchange Risk
Our revenue is denominated in U.S. dollars, while a majority of our expenses are paid in NIS. Our functional currency is the U.S. dollar. Since substantially all of our sales are denominated in U.S. dollars, our revenue is not currently subject to significant foreign currency risk. However, a significant portion of our operating costs in Israel, consisting principally of compensation and benefits related costs, and overhead costs, are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS. Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS. We currently utilize foreign currency contracts, primarily forward and option contracts, with financial institutions to protect against foreign exchange risks, mainly the exposure to changes in the exchange rate of the NIS against the U.S. dollar that are associated with future cash flows denominated in NIS. These contracts do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the hedged NIS denominated cash flows. These contracts are not designated as hedging instruments and the fair value of outstanding derivative instruments were immaterial for the periods presented. We may in the future enter into other derivative financial instruments if it is determined that such hedging activities are appropriate to further reduce our foreign currency exchange risk. The effect of a hypothetical 10% change in foreign currency exchange rates would have impacted our results of operations by $1.8 million, $2.1 million, $3.6 million, and $1.8 million for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 and 2021, respectively.
Interest Rate Risk
We had cash, cash equivalents, and short-term deposits of $117.6 million and $118.9 million as of December 31, 2020 and March 31, 2021, respectively. Cash and cash equivalents consist of cash in banks and bank deposits. Short-term deposits consist of deposits that mature within one year. In addition, we had $3.0 million and $4.4 million of restricted cash as of December 31, 2020 and March 31, 2021, respectively, that primarily consists of deposits to back letters of credit related to certain operating leases. Our cash, cash equivalents, and short-term deposits are held for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash. We do not enter into investments for trading or speculative purposes. We did not have any debt outstanding as of December 31, 2019 and 2020, and March 31, 2021. Due to the short-term nature of cash, cash equivalents, and short-term deposits, a hypothetical 10% change in interest rates during any of the periods presented would not have materially impacted our consolidated financial statements for the periods presented.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. We considered the impact of COVID-19 on our estimates and assumptions and determined that there were no material adverse impacts on our audited consolidated financial statements for the year ended December 31, 2020, and on our unaudited interim consolidated financial statements for the three months ended March 31, 2021. As events continue to evolve and additional information becomes available, our estimates and assumptions may change materially in future periods.
The critical accounting policies and estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.
Indemnification Guarantees
We provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to stand ready to indemnify our merchants for any costs incurred from a chargeback due to fraud. We account for the guarantee obligation as an indemnification under the general provisions of ASC 460, and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this legal obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and will be released to revenue in the consolidated statements of operations, generally over a six-month period from the date of the transaction.
We are relieved from our guarantee obligation at the earlier of (a) paying a chargeback or (b) expiration of the guarantee which is generally six months from the date of the transaction. We recognize the guarantee obligation as revenue through a systematic and rational amortization method over a six-month period that is representative of our historical pattern of being released from risk under the guarantee obligation. Indemnification guarantees are recorded at fair value when issued and are not remeasured to fair value each period. The determination of the fair value of our indemnification guarantees requires the use of various inputs and assumptions which include the following:
•Estimated chargebacks as a percentage of Billings: Calculated based on actual historical chargebacks incurred as a percentage of Billings. Historical company-specific chargeback guarantee claims are not readily observable in the marketplace and thus include a level of variability. This input has the greatest impact on the overall fair value of the guarantee.
•Risk premium fee: Represents the fee that we would have incurred from a third-party in order to relieve ourselves from our legal obligation under the guarantee. We primarily use observable inputs and methodologies with a limited amount of judgment and assumptions. For example, we consider the adjusted EBITDA margin of unrelated public companies in the property casualty and multi-line insurance industry as a benchmark for the implied risk premium that an insurer would charge over the expected costs of insuring the guarantee.
•Discount rate: Utilized to determine the present value of chargeback payments and encompasses the time period in which guarantees are resolved as well as our incremental borrowing cost. We mainly use observable inputs and methodologies with a limited amount of judgment and assumptions, such as U.S. corporate bond yields.
The assumptions and estimates involved in calculating the fair value of our indemnification guarantees, as well as the determination of a systematic and rational amortization method for recognition of our guarantee obligations as revenue, involve inherent uncertainties and the application of significant judgment. We will continue to use judgment in evaluating the assumptions related to our indemnification guarantees, and we may refine our estimation process as we continue to accumulate additional data, which could materially impact the timing of our revenue recognition for transactions approved in future periods. For the periods presented, a 10% change in the inputs and assumptions, as well as a 10% change in the systematic and rational amortization method, would not have materially impacted our results of operations. Please refer to Note 6 of our consolidated financial statements included elsewhere in this prospectus for additional information.
Provision for Chargebacks
Our provision for chargebacks includes amounts associated with chargebacks that have been submitted and accepted but not yet paid by us as of the balance sheet date and estimates of chargebacks that have not yet been submitted and accepted relating to approved transactions that are accounted for under ASC 450.
While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue in accordance with ASC 450. Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks.
As we continue to accumulate data related to chargebacks, we may refine our estimates, which could materially impact our cost of revenue. It is possible that the estimate may change in the near term, and the effect of the change could be material. For the periods presented, a 10% change in the inputs and assumptions would not have materially impacted our results of operations. Please refer to Note 6 of our consolidated financial statements included elsewhere in this prospectus for additional information.
Cost to Obtain a Contract
We capitalize sales commissions and associated payroll taxes paid that are incremental to the acquisition of merchant contracts. These costs are recorded as Deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the merchant contract. Determining whether such costs are incremental to obtaining the online merchant contract requires a certain degree of judgment.
Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid for the renewal of a contract are amortized over the contractual term of the renewal. Sales commissions paid upon the initial acquisition of a merchant contract are amortized over an estimated period of benefit of four years. Sales commissions are amortized on a straight-line basis and are included in sales and marketing expense in the consolidated statements of operations. We have applied the practical expedient in ASC 606 to expense as incurred those costs to obtain a contract with a merchant for which the amortization period would have been one year or less.
We determine the period of benefit for sales commissions paid for the acquisition of the initial merchant contract by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.
Cost to Fulfill a Contract
We capitalize certain integration services required in order to be able to fulfill the obligation to provide our products to our merchants. Integration services are promises that are not capable of being distinct. These costs are capitalized to the extent they are directly related to a contract, are recoverable, and generate or enhance resources that will be used in delivering our SaaS products. These costs are recorded as deferred contract fulfillment costs in Other assets, noncurrent on the consolidated balance sheets.
Capitalized costs to fulfill a contract are amortized on a straight-line basis over the expected period of benefit of four years and are included in cost of revenue in the consolidated statements of operations. We determine the period of benefit by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of period of benefit involve inherent uncertainties and the application of significant judgment. We periodically review these deferred contract fulfillment costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.
Share-Based Compensation
Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted. The fair value of each share option award is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related share-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur.
The use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions. If factors change and different assumptions are used, our share-based compensation expense could be materially different in future periods.
These assumptions and estimates were determined as follows:
•Fair Value of Ordinary Shares - As our ordinary shares prior to this offering were not publicly traded, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists.
•Expected Term - The expected term represents the period that the share options are expected to be outstanding. For share option grants that are considered to be “plain vanilla,” we determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the share options.
•Expected Volatility - Since our ordinary shares have no trading history, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within our industry that we consider to be comparable to our own business over a period equivalent to the share option’s expected term.
•Risk-Free Interest Rate - The risk-free rate for the expected term of the share options are based on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.
•Expected Dividend Yield. - We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

The Black-Scholes assumptions used in evaluating our awards are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Expected term (years)	5.20 - 6.11	5.75 - 6.11	5.75 - 6.11	6.11
Expected volatility	55.00% - 62.61%	55.00% - 65.00%	55.00%	70.00%
Risk-free interest rate	1.66% - 2.50%	0.52% - 1.73%	1.73%	0.50%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
We have granted to employees restricted share units, or RSUs, that vest upon the satisfaction of service-based and performance-based vesting conditions. The fair value of each RSU award is based on the fair value of the underlying ordinary shares as of the grant date. For RSU awards with both service-based and performance-based vesting conditions, the service-based vesting condition has varying terms, but is generally satisfied over four years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) the six month anniversary of or, if earlier, March 15 of the year following, the occurrence of an IPO or (ii) consummation of a merger and acquisition, or M&A, transaction of the Company. RSU awards with service-based and performance-based vesting conditions are recognized using the accelerated attribution method once the performance-based vesting condition is probable of occurring. As of March 31, 2021, the performance-based vesting condition was not probable of being satisfied as a liquidation event such as a change in control or an IPO is generally not considered probable until it occurs. As a result, no share-based compensation expense related to these RSU awards has been recorded to date.
We will continue to use judgment in evaluating the assumptions related to our share-based compensation. As we continue to accumulate additional data related to our ordinary shares, we may make refinements to our estimates, which could materially impact our future share-based compensation expense. These estimates involved in calculating the fair value of our share options include inherent uncertainties and the application of significant judgment.
Ordinary Shares Valuations
The fair value of the ordinary shares underlying our share-based awards has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations. Given the absence of a public trading market for our ordinary shares, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our ordinary shares at each grant date. These factors include:
•contemporaneous valuations of our ordinary shares performed by independent third-party specialists;
•the prices, rights, preferences, and privileges of our convertible preferred shares relative to those of our ordinary shares;
•the prices paid for ordinary shares or convertible preferred shares sold to third-party investors by us and the prices paid in secondary transactions for our ordinary shares in arm’s-length transactions;
•the lack of marketability inherent in our ordinary shares;
•our actual operating and financial performance;
•our current business conditions and projections;

•the hiring of key personnel and the experience of our management;
•the nature and history of our business;
•the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, a merger, or acquisition of our company given prevailing market conditions; and
•the general economic conditions and our industry outlook.
In valuing our ordinary shares as of March 31, 2019, we utilized the income approach with input from management. For ordinary share valuations subsequent to March 31, 2019 but prior to March 31, 2020, we utilized a combination of inputs from secondary transactions involving our ordinary shares and a market approach, utilizing the issue price of our convertible preferred shares. Beginning March 31, 2020, our ordinary share valuations have been based on a combination of inputs from secondary transactions involving our ordinary shares and the income approach with input from management, as this approach was deemed to be the most reliable in estimating our income generating ability.
In our evaluation of secondary transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our ordinary shares. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.
The income approach uses valuation techniques to estimate value based on an expected stream of benefits, such as earnings or cash flow. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in the company achieving these estimated cash flows.
The fair value of our business determined using the aforementioned approach was then allocated to the ordinary shares using the option-pricing method, or OPM. The OPM treats ordinary shares and convertible preferred shares as call options on an enterprise value, with exercise prices based on the liquidation preference of our convertible preferred shares. Ordinary shares are modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after our convertible preferred shares is liquidated. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. Beginning in December 2020, we utilized a probability-weighted expected return method, or PWERM, to allocate value to the ordinary shares. The PWERM involves the estimation of the value of our company under multiple future potential outcomes and estimates the probability of each potential outcome. The per share value of our ordinary shares as determined through the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which included a scenario involving a secondary transaction of our Series D convertible preferred shares, an IPO, or continued operation as a private company.
After the equity value was determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, was applied to arrive at the fair value of ordinary shares on a non-marketable basis. A DLOM is applied based on the theory that as an owner of a private company stock, the stockholder has limited information and opportunities to sell this stock. A market participant that would purchase this stock would recognize this risk and thereby require a higher rate of return, which would reduce the overall fair market value.
Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date, and may have a material impact on the valuation of our ordinary shares.
In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the method described above or a straight-line calculation between two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.
After the closing of this offering, the fair value of our ordinary shares will be the closing price of our ordinary shares as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.
Convertible Preferred Shares Warrants
Warrants to purchase our Series B/C and E-1 convertible preferred shares are recorded as a liability at fair value on our consolidated balance sheets as the underlying convertible preferred shares are contingently redeemable, upon a deemed liquidation event that is outside of our control, and therefore may obligate us to transfer assets in the future. We classify our convertible preferred share warrant liabilities within Level 3 as the fair value measurement is based on significant inputs not observed in the market, such as the fair value of our Series B/C and Series E convertible preferred shares. We record and remeasure our outstanding convertible preferred share warrant liabilities to fair value using the Black-Scholes option-pricing model.
The Series B/C convertible preferred share warrants are remeasured to fair value at the end of each reporting period with changes in fair value recognized as a gain or loss within Other income (expense), net in the consolidated statements of operations until the earlier of the exercise of the warrants, the expiration of the warrants, or upon the completion of a qualified IPO of our ordinary shares at which point the Series B/C convertible preferred share warrants will convert to warrants to purchase ordinary shares, at which time the outstanding liability will be reclassified to additional paid-in capital in the consolidated balance sheets. The Series B/C convertible preferred share warrants may be exercised any time prior to, and shall expire upon, the earlier of (a) April 29, 2025, (b) the five year anniversary of the completion of a qualified IPO of our ordinary shares, or (c) immediately prior to the consummation of certain deemed liquidation events (excluding a qualified IPO of our ordinary shares).
The Series E-1 convertible preferred share warrants are remeasured to fair value at the end of each reporting period with changes in fair value recognized as a gain or loss within Other income (expense), net in the consolidated statements of operations until the earlier of the exercise of the warrants, the expiration of the warrants, or the completion of a deemed liquidation event, including a qualified IPO of our ordinary shares, at which point the Series E-1 convertible preferred share warrants will be automatically exercised.
The application of the Black-Scholes option-pricing model involves assumptions and estimates that are used to value the convertible preferred share warrants. Estimates and assumptions impacting the fair value measurement of the convertible preferred share warrant liability include the fair value per share of the underlying class of convertible preferred shares, the term of the instrument, the risk-free interest rate, the expected dividend yield, and the expected volatility of our shares.
As of December 31, 2019 and 2020, and March 31, 2021, the key inputs used in the valuation were as follows:

	As of December 31,		As of March 31, 2021
	2019	2020
Fair value of Series B convertible preferred shares	$9.62	$13.32	$28.16
Fair value of Series E convertible preferred shares	$19.02	$20.74	$31.68
Expected term (years)	2.25	0.75-1.75	0.33-1.50
Expected volatility	55.00%	70.00%	70.00%
Risk-free interest rate	1.59%	0.10%-0.12%	0.04%-0.12%
Expected dividend yield	0.00%	0.00%	0.00%
The most significant assumption impacting the fair value of the convertible preferred share warrant liabilities is the fair value of the underlying class of convertible preferred shares as of each measurement date. We determine the fair value per share by taking into consideration the most recent sales of our convertible preferred shares, results obtained from third-party valuations, and additional factors we deem relevant. Estimates of expected term were based on the remaining contractual period of the warrants. Estimates of the volatility for the Black-Scholes option-pricing model were based on the volatility of the respective convertible preferred shares. The risk-free interest rates were based on the U.S. Treasury yield for a term consistent with the estimated expected terms. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.
These estimates involved in calculating the fair value of our convertible preferred share warrant liabilities involve inherent uncertainties and the application of significant judgment. We assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. We will continue to use judgment in evaluating the assumptions related to valuation of our convertible preferred share warrant liabilities until they are exercised or expired. Please refer to Note 8 of our consolidated financial statements included elsewhere in this prospectus for additional information.
Convertible Preferred Share Tranche Rights
In October 2019, we signed share purchase agreements pursuant to which we agreed we would issue an aggregate total of 6,831,725 Series E convertible preferred shares at a price per share of $19.02. The Series E convertible preferred shares financing was structured to close, with respect to some of the investors, in four separate tranches and obligates such investors to purchase such Series E convertible preferred shares in installments at future dates. The final installment was closed during the second quarter of 2021. We determined that the tranche rights meet the definition of a freestanding financial instrument as the tranche rights are legally detachable and separately exercisable from the Series E convertible preferred shares. We account for the tranche rights to purchase our Series E convertible preferred shares as an asset or liability on our consolidated balance sheets, as the tranche rights requires us to transfer equity instruments upon future settlement.
The tranche rights were recorded at fair value upon issuance and are remeasured to fair value upon settlement and at the end of each reporting period, with changes in fair value recognized as a gain or loss within Other income (expense), net in the consolidated statements of operations. Upon settlement and issuance of the additional Series E convertible preferred shares, the convertible preferred share tranche rights will be reclassified from being an asset or liability to convertible preferred shares in the consolidated balance sheets.
We classify our convertible preferred share tranche rights within Level 3, as the fair value measurement is based on significant inputs not observed in the market, such as the fair value of our Series E convertible preferred shares. We remeasure our outstanding convertible preferred share tranche rights to fair value using a combination of the PWERM and discounted present value model. We selected these models as we believe they are reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the future tranche rights. Such assumptions include, among other inputs, fair value of underlying preferred shares, time to payments, and risk-free rates.
As of December 31, 2019 and 2020, and March 31, 2021, the key inputs used in the valuation were as follows:

	As of December 31,		As of March 31, 2021
	2019	2020
Fair value of Series E convertible preferred shares	$19.02	$20.74	$31.68
Time to payments (years)	0.33 - 1.33	0.33	0.08
Risk-free interest rate	1.57% - 1.59%	0.09%	0.01%
The most significant assumption impacting the fair value of the tranche rights is the fair value of the underlying Series E convertible preferred shares as of each remeasurement date. We determine the fair value per share of the underlying Series E convertible preferred shares by taking into consideration the most recent sales of our convertible preferred shares, results obtained from third-party valuations, and additional factors we deem relevant. The risk-free interest rates were based on the U.S. Treasury yield for a term consistent with the estimated expected terms of the preferred share tranche rights.
These estimates involved in calculating the fair value of our convertible preferred share tranche rights involve inherent uncertainties and the application of significant judgment. We assessed these assumptions and estimates on a quarterly basis as additional information impacting the assumptions was obtained. We will continue to use judgment in evaluating the assumptions related to valuation of our convertible preferred share tranche rights on a prospective basis. Please refer to Note 7 of our consolidated financial statements included elsewhere in this prospectus for additional information.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax basis as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.
In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized.
Our evaluation of the realizability of the deferred tax assets focuses on identifying significant, objective evidence that we will more likely than not be able to realize our deferred tax assets in the future. We record valuation allowances based on an assessment of positive and negative evidence on a jurisdiction-by-jurisdiction basis, which is highly judgmental and requires subjective weighting of such evidence. To make this assessment, we evaluate historical operating results, the existence of cumulative losses in the most recent fiscal years, expectations for future taxable income from each tax-paying component in each tax jurisdiction, the time period over which our temporary differences will reverse and the implementation of feasible and prudent tax planning strategies. If our assumptions and estimates that resulted in our forecast of future taxable income for each tax-paying component prove to be incorrect, we may need to adjust the carrying value of our deferred tax balances. An increase or decrease in the valuation allowance would result in a respective increase or decrease in our effective tax rate in the period the increase or decrease occurs.

As of December 31, 2019 and 2020, we maintained a full valuation allowance on Israel net deferred tax assets as we believe, after weighing both the positive and negative evidence, that it is more likely than not that these deferred tax assets will not be realized.
The calculation of our income tax liabilities involves dealing with uncertainties in the application of complex domestic and foreign income tax regulations. Unrecognized tax benefits are generated when there are differences between tax positions taken in a tax return and amounts recognized in the consolidated financial statements. We recognize income tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement.
We have identified unrecognized tax benefits or uncertain tax positions. There has been a liability on uncertain tax positions recorded on our audited consolidated financial statements as of December 31, 2019 and 2020. We do not expect that our assessment regarding unrecognized tax benefits and uncertain tax positions will materially change over the following 12 months.
To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our liabilities, our effective income tax rate in a given period could be materially impacted. An unfavorable income tax settlement may require the use of cash and result in an increase in our effective income tax rate in the year it is resolved. A favorable income tax settlement would be recognized as a reduction in the effective income tax rate in the year of resolution. Please refer to Note 10 of our consolidated financial statements included elsewhere in this prospectus for additional information.
JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act, and, for so long as we continue to be an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. If we cease to be an emerging growth company, we will no longer be able to take advantage of these exemptions or the extended transition period for complying with new or revised accounting standards.
Recent Accounting Pronouncements
Please refer to “Summary of Significant Accounting Policies” in Note 2 of our consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS
Our Mission
Empowering businesses to realize the full potential of eCommerce by making it safe, accessible, and frictionless.
Company Overview
We have built a next-generation eCommerce risk management platform that allows online merchants to create trusted relationships with their consumers. Leveraging machine learning that benefits from a global merchant network, our platform identifies the individual behind each online interaction, helping merchants—our customers—eliminate risk and uncertainty from their business. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us.
We believe legacy fraud platforms and rules-based, in-house solutions are frequently slow, inaccurate, expensive, and inflexible. They can often produce the wrong decision—by rejecting good transactions or accepting fraudulent ones—which causes merchants to either lose revenue or incur unnecessary expenses in the form of chargebacks and other fees. We believe the slow manual processes that some legacy fraud platforms depend on can also produce poor shopping experiences, and their outdated infrastructure may prevent merchants from adapting to fast-changing consumer preferences and fraud techniques.
Our eCommerce risk management platform is built to solve these problems with proprietary machine learning models that drive an automated decisioning engine. We have designed our platform to be fast, accurate, scalable, and cost-effective. It supports our core chargeback guarantee product—which optimizes merchant approval rates—as well as other products that mitigate similar eCommerce risks for those same merchants.
All of our products are designed to generate additional revenue or cost savings for merchants, while improving the online shopping experience for their consumers. Our products include the following:
•Chargeback Guarantee: Our core product, the Chargeback Guarantee, automatically approves or denies online orders with guaranteed performance levels that vary in accordance with our merchants’ priorities. Our machine learning models analyze hundreds of attributes per transaction, generating decisions in real time with more than 99.8% accuracy. Through our proprietary smart linking technology, we strive to accurately analyze and match each transaction with prior transactions in our network across hundreds of variables. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each approval we grant. Simultaneously, we provide contractual minimum approval rates for our Chargeback Guarantee merchants that are often higher than these merchants can achieve on their own.
•Policy Protect: Policy Protect helps merchants identify consumers that may be taking advantage of a merchant’s policies in ways that are abusive and expensive to the merchant.
•Deco: Deco helps merchants combat bank authorization failures during the checkout process.
•Account Secure: Account Secure helps prevent a consumer’s saved account with a merchant from being compromised by a fraudster.
•PSD2 Optimize: PSD2 Optimize enables merchants to minimize the effect of the European Union’s Payment Service Directive 2 regulations on their eCommerce business.

Our eCommerce risk management platform is designed to provide the following benefits to merchants:
•Increase sales: We allow merchants to generate higher revenues by increasing their approval rates for online transactions. Our platform can increase merchant sales approval rates by, in some cases, more than 20%.
•Reduce fraud: Our platform automatically identifies and rejects fraudulent online transactions that would result in unnecessary expenses for our merchants. We also assume the cost of fraudulent transactions if they are approved. Net of our fees, our platform can reduce these costs for our merchants, in some cases, by more than 60%.
•Reduce operating costs: We replace antiquated systems and labor intensive, costly fraud fighting methodologies with automated algorithms that save our merchants significant time and money. By reducing the operating costs our merchants incur, we free resources that can be redirected towards growing their businesses.
•Optimize consumer experiences: Higher approval rates mean lower consumer drop-off and fewer false declines of legitimate consumers. Our product gives merchants the ability to take full advantage of emerging omnichannel flows such as buy-online-pickup-in-store and buy-online-pickup-at-curb without increasing the risk of fraudulent sales. In addition, we enable merchants to maintain consumer-friendly policies by preventing policy abuse and malicious account logins. This builds a stronger, long-term relationship between merchants and consumers, driving more sales to merchants over time.
We generate substantial return on investment for our merchants through the revenue and cost savings they realize. On average, our ten largest merchants that provided data to us of their pre-Riskified performance by Billings experienced an 8% increase in revenue after integrating with our eCommerce risk management platform. On average, those same merchants experienced a 39% decrease in fraud-related operating costs and chargeback expenses, net of our fees. See footnote 1 of the table titled “Revenue and Cost Impact to Largest Merchants Sampled” below for more information regarding our methodology for calculating the impact to merchant revenue and operating costs. As a result of this value add to our merchants, we have high merchant revenue retention. For the year ended December 31, 2019 and 2020, we had an Annual Dollar Retention Rate of 99% and 98%, respectively, out of a maximum possible 100%. Excluding merchants from tickets and travel, our Annual Dollar Retention Rate was 99% for each of the years ended December 31, 2019 and 2020.

Revenue and Cost Impact to Largest Merchants Sampled
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(1)Analysis performed using the ten largest merchants that provided pre-Riskified performance data to us. Such ten largest merchants were identified by ranking the Billings of our merchants that provided pre-Riskified performance data to us over the period from November 1, 2020 to January 31, 2021. For the year ended December 31, 2020, these identified ten largest merchants collectively represented approximately 35% of total Billings.
(2)Decrease in costs reflect the merchant’s decrease in dollar-based chargeback costs after accounting for our fees. There may be additional costs associated with fraud prevention for the pre-Riskified period. The calculation compares (a) the sampled merchants’ average post-Riskified performance over (i) the last twelve months ended January 31, 2021, or (ii) where 12 months of data was not available, the data we have for the most recent period ended January 31, 2021, or (iii) in one instance, the 12-month period after the merchant began submitting almost all of its online transactions to us for approval decisions using the Chargeback Guarantee, with (b) the sampled merchants’ average pre-Riskified performance for the time period such merchants shared with us. Pre-Riskified chargeback cost methodologies may vary by merchant, and the pre-Riskified performance data provided by each individual merchant may be for different periods or lengths of time.
(3)Increase in revenue through increased sales approval rates represents the difference in total dollar-based orders cleared and accepted by the merchant’s fraud review process, expressed as a percentage of dollar-based order volume. The calculation compares (a) the sampled merchants’ average post-Riskified performance over (i) the last twelve months ended January 31, 2021, or (ii) where 12 months of data was not available, the data we have for the most recent period ended January 31, 2021, or (iii) in one instance, the 12-month period after the merchant began submitting almost all of its online transactions to us for approval decisions using the Chargeback Guarantee, with (b) the sampled merchants’ average pre-Riskified performance for the time period such merchants shared with us. Pre-Riskified approval rate methodologies may vary by merchant, and the pre-Riskified data provided by each individual merchant may be for different periods or lengths of time.
We have differentiated access to our merchant’s transaction data through deep integrations into their mission-critical infrastructure, including their eCommerce, order management, and customer relationship management systems. Collecting relevant data across our merchant network allows us to identify complex transaction and behavior patterns that are not easily identifiable by merchants on their own. Our ability to help our merchants stems from the fact that we continuously feed this real-time training data into our sophisticated machine learning models.
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants on Shopify. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. Our merchants include some of the largest eCommerce brands in the world, including Wayfair, Macy’s, and StockX. Our merchants operate in a variety of verticals, including multiline retail and marketplaces, travel, fashion, digital goods, and luxury. We are also able to power the anti-fraud offerings embedded in popular payment methods, such as Buy-Now-Pay-Later products.
Our eCommerce risk management platform fuels a powerful flywheel effect. As we add more GMV, we collect more data, which strengthens the predictive power of our decisioning engine and fuels product innovation. We then leverage this improved ROI for merchants and our enhanced product suite to attract more online merchants, which drives more transactions to our platform and fuels further organic growth.
Our business benefits from the overall growth in eCommerce transaction volumes, growing consumer preferences for frictionless shopping experiences, and the heightened focus on combating online fraud. According to eMarketer, global eCommerce is expected to grow from approximately $4.3 trillion in 2020 to approximately $6.4 trillion by 2024. At the same time, consumers increasingly expect frictionless, omnichannel experiences, and merchants are experiencing growing operating costs associated with fraud. According to Juniper Research, merchant losses to online eCommerce fraud will exceed $25 billion in 2024, up from $17 billion in 2020.
We have grown and scaled our business rapidly in recent periods. Between 2018 and 2020, our revenue grew at a CAGR of 51% from $74.3 million for the year ended December 31, 2018 to $169.7 million for the year ended December 31, 2020. Our gross profit grew from $35.7 million for the year ended December 31, 2018 to $92.8 million for the year ended December 31, 2020 and gross profit margin grew from 48% for the year ended December 31, 2018 to 55% for the year ended December 31, 2020. Our gross profit grew from $17.5 million for the three months ended March 31, 2020 to $28.6 million for the three months ended March 31, 2021 and gross profit margin grew from 53% for the three months ended March 31, 2020 to 56% for the three months ended March 31, 2021.
For the years ended December 31, 2019 and 2020, our total GMV increased 60%, from $39.7 billion to $63.4 billion. For the three months ended March 31, 2020 and 2021, our total GMV increased 77%, from $10.7 billion to $18.9 billion. For the years ended December 31, 2019 and 2020, our revenue increased 30%, from $130.6 million to $169.7 million. For the three months ended March 31, 2020 and 2021, our revenue increased 54%, from $33.2 million to $51.1 million. For the years ended December 31, 2019 and 2020, our net loss improved by 20%, from a net loss of $14.2 million to a net loss of $11.3 million. For the three months ended March 31, 2020 and 2021, our net profit decreased $45.9 million, from $2.3 million of net profit to $43.7 million of net loss, primarily due to remeasurement losses related to our convertible preferred share warrant liabilities and convertible preferred share tranche rights due to increases in the fair value of the underlying instruments. For the years ended December 31, 2019 and 2020, our Adjusted EBITDA increased 230%, from a loss of $1.9 million to income of $2.5 million. For the three months ended March 31, 2020 and 2021, our Adjusted EBITDA improved 90%, from a loss of $3.1 million to a loss of $0.3 million. See “Summary—Summary Consolidated Financial and Other Data” for a discussion of the limitations of Adjusted EBITDA and reconciliations of this non-GAAP measure to the most directly comparable U.S. GAAP measure for the periods presented.
Industry Trends & Market Opportunity
Rapid growth of eCommerce led by large online merchants
We believe our opportunities increase as more sales are transacted online. Global eCommerce sales grew 28% to approximately $4.3 trillion in 2020 compared to 2019 and are expected to grow to approximately $6.4 trillion by 2024, representing a CAGR of 13.8% over the five-year period since 2019. Fueling this trend in part is the growing prevalence of omnichannel commerce, which is increasingly incorporating elements of eCommerce (e.g. buy-online-pickup-in-store).
eCommerce volumes are disproportionately controlled by large online merchants who comprise our core online merchant base. According to management calculations based on data provided by ecommerceDB, online merchants with more than $75 million in annual online sales in 2020 comprised 85% of eCommerce sales made directly from the retailer’s website or mobile app.
eCommerce is difficult to execute, especially on a global scale
Online merchants face numerous fraud-related risks, which include stolen payment credentials, compromised consumer accounts and illegitimate refund claims. Fraudsters can easily impersonate legitimate consumers, resulting in large financial losses and damaged brand reputations. Consumers can falsely claim that their orders never arrived, or that the product they purchased was damaged on delivery.
The policies implemented by payment networks and banks can also introduce meaningful friction points and risk of false declines by third parties. Online merchants depend on these partners to conduct their business, yet these partners can decline legitimate consumers that would otherwise generate revenue. According to The Economist, an estimated 10% to 15% of online orders are declined by issuing banks.
As merchants grow, they face additional challenges. Merchants need to embrace new payment methods as they enter new geographies, as well as changing consumer preferences. Fraud rings continuously improve the sophistication and methods of their attacks. It is a constant struggle for even the most sophisticated merchants to keep up.
Online merchants often need to make rapid decisions with imperfect information
Merchants must instantaneously decide, with limited information, which consumer transactions to accept and which to deny. Moreover, merchants need to make this decision near instantaneously—or risk losing a potential sale. Further, they must make these decisions with limited information.
Merchants are forced to make a difficult trade off of sacrificing growth for security or vice versa. Avoiding consumers that appear risky limits a merchant’s exposure to fraud and abuse, but it comes at the cost of lost revenue from potentially legitimate consumers. Embracing risky consumers can result in fraud, which can lead to consumer frustration and ultimately defections if legitimate consumers become victims of fraud due to the merchant’s lax policies. All of this leaves merchants second guessing whether they have successfully converted legitimate consumers into successful sales.
In a rapidly changing market with limited data, achieving the outcome that maximizes revenue and minimizes costs is often not possible for merchants on their own.
Consumers increasingly demand frictionless eCommerce experiences, which further complicates merchants’ ability to distinguish legitimate transactions from fraudulent ones
Consumers increasingly expect fast and simple shopping experiences, requiring the fewest taps or clicks to complete a purchase. This ideal consumer experience is typically called “frictionless commerce.”
We believe legacy risk assessment systems used by merchants and their payment partners to identify fraudsters often introduce multiple friction points, including lengthy credentialing and registration processes and authentication requirements, such as two-factor authentication, or even forced customer support inquiries. However, these requirements can be highly disruptive to the consumer shopping experience, often resulting in abandoned shopping carts and, ultimately, lower sales, and diverted volume to competitors.
Cybercriminals and fraudsters are constantly developing new methods to exploit merchants’ vulnerabilities for financial gain
As eCommerce grows, so does the prevalence and complexity of attempted fraud. In order to protect themselves, merchants need to stay on top of a constantly evolving set of fraud techniques.
Fraudsters employ various tools and methods to conceal their identity when committing online fraud, such as accessing the internet via proxy servers, creating fake digital identities, and spoofing—impersonating another person’s online identity. Another common fraud vector is to use social engineering to take advantage of innocent people, often using them as “mules” to purchase or receive items ordered by the fraudster. Bots are also being leveraged by bad actors to scale and streamline their operation. In credential stuffing attacks, for example, bots are used to try and gain access to customer store accounts by rapidly trying previously compromised username and password combinations.

The explosion in eCommerce activities has also increased levels of abusive consumer behavior. For example, consumers who are dissatisfied with their purchase might claim that it was lost or simply not as described, rather than go through a complicated returns process or keep the item. Consumers who methodically abuse merchants’ policies work strategically, and like fraudsters, they are employing increasingly sophisticated methods.
We believe legacy, in-house solutions often result in lost revenue, increased operating costs, and poor consumer experiences
Without Riskified, merchants often attempt to solve these problems on their own using a variety of legacy or in-house solutions and manual processes. We believe these alternatives are often expensive, old and ineffective.
In-house solutions include a combination of legacy point solutions, third-party data sets, large internal staff that manually review individual transactions, and various homegrown tools. They struggle to separate legitimate and fraudulent transactions. This results in several adverse consequences:
•False Declines and Lost Sales: Many merchants use inaccurate manual processes to review orders. They often result in legitimate consumers being declined. According to management estimates, Riskified’s ten largest merchants by Billings for which pre-Riskified data was provided incorrectly rejected approximately 8% of their total transactions on average before integrating the Company’s eCommerce risk management platform. According to Aite Group, eCommerce losses are expected to be $443 billion in the U.S. due to false declines in 2021. Additionally, Edgar, Dunn & Company estimates that average authorization rates for eCommerce card-not-present transactions are as low as 85% compared to 96% for card-present transactions, amounting to $720 billion in annual lost revenue by 2022.
•Fraudulent Transactions: Even with heavy investments in processes and technologies, many merchants still experience elevated levels of fraud and abuse. According to Juniper Research, merchant losses to online eCommerce fraud will exceed $25 billion in 2024, up from $17 billion in 2020.
•Costly Overhead Expenses: Manual review processes require large teams of support staff to review multiple types of interactions (e.g. orders, returns, refund claims and account recoveries). Larger, global merchants can employ hundreds of support personnel.
•Poor Consumer Experiences: Many merchants introduce authentication friction into the shopping experience in an attempt to prevent fraud and identify legitimate consumers. This can result in fractured consumer experiences and abandoned shopping carts. Similarly, manual review processes are often slow, leading to consumer dissatisfaction.
•Limited Ability to Reach New Consumers: Legacy products have a hard time recognizing and evaluating consumers the merchant has not seen before. This makes it difficult to enter new segments and new geographies without risk of losses.
•Difficulty in Scaling and Maintaining the Merchant’s Operations: eCommerce volumes tend to fluctuate seasonally and with promotions. Many merchants do not have the technical ability to scale their operations as order volumes change over time. During the COVID-19 pandemic, some merchants were not even able to access systems that only ran on their premises. These frequent changes make fraud detection even more difficult.
•Lack of Flexibility to Reach Existing Consumers: Merchants need the ability to dynamically adapt to changing market conditions (e.g. the growing popularity of buy-online-pickup-in-store purchasing as a result of the COVID-19 pandemic). In-house solutions are typically inflexible, rules-based systems that do not adapt well to new consumer purchasing patterns and new products.

Building and maintaining anti-fraud capabilities imposes complex, non-core operational requirements on merchants that often distract them from serving consumers and realizing their full eCommerce potential.
Even with significant investment, many merchants cannot solve the problem on their own and keep up with the rapidly-changing market.
Key Opportunities to Eliminate Friction in the Consumer Journey
There are many touch points throughout a consumer’s shopping journey. Their experience begins when the consumer visits a merchant’s eCommerce site, followed by interactions such as account logins, order submissions, payment authorizations, customer support inquiries, refund claims, and returns. At each touchpoint, merchants need to decide whether to approve or reject a consumer’s transaction request. Alternatively, a merchant must decide whether to use a variety of tools to verify a consumer’s identity, which often introduces unnecessary friction.
Merchants must balance eliminating friction while attempting to prevent fraud such as chargebacks, policy abuse, and account takeovers, which combined are estimated to cost eCommerce merchants tens of billions of dollars per year. Attempts to prevent fraud often result in false declines, which is when a merchant rejects a legitimate transaction out of fear of fraud. According to Aite Group, lost revenue as a result of false declines is expected to reach over $440 billion in 2021. Further, lost revenue as a result of low bank authorization rates in card not present transactions is estimated to be in the hundreds of billions of dollars per year, according to Edgar, Dunn & Company.
Order Approvals and Chargebacks
Merchants typically seek to balance the highest possible approval rate with the fewest fraudulent orders. Despite their best efforts, many merchants decline legitimate orders while also approving fraudulent orders.
Disputed orders can result in chargebacks, which create a financial liability for merchants. Chargebacks are forced payment reversals that occur when a cardholder disputes a transaction with their bank and the cardholder’s bank rules in favor of the cardholder. However, they can also be a vector for fraud and abuse, where consumers dispute a legitimate purchase in an attempt to avoid paying for the item they purchased.
By correctly separating fraudulent transactions from legitimate orders, merchants can drive incremental revenue and eliminate unnecessary costs.
Policy Enforcement and Abuse
Merchants maintain policies for returns, refunds, and promotions to ensure smooth consumer experiences. However, these same policies can also be manipulated by abusive consumers, especially when the merchant has consumer-friendly policies. For example, a consumer may falsely claim that they never received an item that they legitimately purchased—or, alternatively, that the item they purchased was damaged on arrival—in hopes of a refund.
In scenarios like these, merchants need to balance competing objectives with limited information. Honoring illegitimate claims results in immediate financial losses. It also invites more fraud and abuse in the future. Conversely, reviewing or rejecting legitimate claims with lengthy manual processes can irritate legitimate consumers and permanently damage a merchant’s relationship with them.
By avoiding policy abuse, merchants can eliminate significant operating costs and create faster, frictionless shopping experiences for legitimate consumers.

Account Security and Fraudulent Logins
Many merchants allow consumers to create personal accounts with stored personal information to expedite checkout processes, as well as to facilitate loyalty programs. Fraudsters target these accounts to order items using a consumer’s identity, obtain personal information and steal loyalty points, which can be used just like cash with the merchant. Compromised accounts result in bad publicity, lost consumers and lost revenue. According to a survey conducted by management, over 40% of consumers say that they will never shop at the same online store again if their account is compromised.
By preventing account takeovers, merchants avoid the negative publicity surrounding hacked accounts, which can prevent repeat purchases from legitimate consumers.
Bank Authorizations
Merchants rely on issuing banks to approve orders from their shared consumers. However, banks may have limited information and decline legitimate orders—for example, when the consumer makes an unusually large purchase. The addition of another party in the value chain adds additional opportunities for false declines (i.e., bank declines). According to The Economist, an estimated 10% to 15% of online orders are declined by issuing banks.
Merchants face difficult trade-offs when sending transactions to banks: if the merchant submits too many fraudulent transactions for authorization, they are subject to heightened fees and penalties. At the same time, merchants lose revenue by not submitting risky appearing orders that are legitimate.
Regulation
The payment industry is highly regulated and merchants are constantly adapting to changing government requirements. In the European Union, for example, the PSD2 imposes various authentication requirements for eCommerce transactions. We believe these requirements will result in significantly reduced merchant revenues due to a slower, inconvenient shopping experience.

Our eCommerce Risk Management Platform & Product
Our eCommerce risk management platform automates the complexities of eCommerce for merchants, and enables them to offer simple, frictionless consumer experiences.
The Riskified eCommerce Risk Management Platform

Fraud & Chargeback
Abuse & Policy Enforcement
Account Security
Banking and Payments
PRODUCTS
Chargeback Guarantee
Policy Protect
Account Secure
Deco
PSD2 Optimize
RISK MANAGEMENT
Realtime Training Data
Constant Optimization & Diversification
Exposure Modeling
Active Monitoring & Alerting
MACHINE LEARNING PLATFORM
REAL-TIME DECISIONS
Linking Insights
Auto Encoders
Dynamic Features
Decision Optimizer
PERFORMANCE CONTROL
Merchant Intel
Anomaly Detection
Fraud Ring Interception
ML FEEDBACK
Data Purity Ops
Model Assembly & Training
False Decline Identification
DATA SOURCES
CROSS-MERCHANT NETWORK
INTEGRATED MERCHANT SYSTEMS
eCommerce
Order Management
Payment Service Providers
Customer Relationship Management

Data Sources
We deeply integrate into merchants’ systems that house and track transaction data and website interactions. Extrapolating this level of access across our global merchant base provides tremendous data resources that we use to train our machine learning models. We can draw insights from over a billion historical transactions executed on our merchant network, each of which contains hundreds of data attributes.
Analytics
Extensive and automated analysis of these attributes, both individually and as part of the aggregated global network, positions us to determine which consumers and transactions are legitimate or fraudulent. Our machine learning algorithms produce real-time insights that are trained for anomaly detection and pattern recognition based on the other transactions and interactions that have occurred, and are occurring, on our network.
Merchant Tools
Our dashboards give merchants real-time visibility into every decision that we review. This empowers merchants to review, understand, and override decisions where we are unwilling to guarantee a transaction. Our dashboards also include up-to-date key performance metrics, including order approval rates, account challenges, order declines and chargebacks.

Risk Management
Risk management is at the very heart of our business. We have established strict processes that allow us to manage our overall chargeback exposure and control realized chargeback expenses within predetermined budget levels. In addition, we constantly adjust our merchants’ approval and chargeback rates to rebalance our exposure and our expected expenses during any given period.
•Strong track record driven by real-time training data: Our engagement model has built-in feedback loops that provide us with up-to-date, high quality training data in the form of chargeback transactions from across our merchant network. This data constantly updates our models to improve their accuracy. Additionally, we have observed a large and diverse population of chargeback transactions since our founding. Combined with our real-time feedback loops, we believe the volume of our high-quality, historical chargeback data is critical to the accuracy of our models. Since our founding, we have incurred relatively few chargebacks, measured as a percentage of our total approved transactions. In the two-year period ended December 31, 2020, we have been able to outperform our budgeted CTB ratio by 3%.
•Active risk monitoring: We supplement our models with a variety of tools that detect anomalies and prevent fraud in real time. We use a layered approach to ensure that there are multiple levels of analyses performed on each transaction we approve. This layered approach optimizes the overall performance of our eCommerce risk management platform while also creating fail safe mechanisms. For example, our anomaly detection models detect blind spots that our supervised models cannot. We also employ real-time alerting systems for early detection any time our exposure exceeds certain thresholds. Lastly, we use a combination of automated and manual reviews from highly skilled risk analysts to review our exposure on a regular basis, no less than daily.
•Real-time adjustments optimize long term outcomes: We adjust our approval rate in real time as we detect riskier order populations. This allows us to outperform for our merchants when we see safer transactions, while also reducing approval rates when we see riskier transactions. This ability to react opportunistically to changing market conditions and fraud trends allows us to optimize our long term approval rate while also managing our overall chargeback exposure.
•Daily exposure modeling: To calculate our exposure in worst case scenarios, we constantly evaluate hypothetical scenarios where recently declined transactions are instead assumed by us as approved transactions. Using statistical modeling and regression analysis, we classify these hypothetical approvals into risk exposure tranches, based on the probability that they result in fraudulent chargebacks born by Riskified. We calculate our exposure to these transactions as the total value of the hypothetically approved transactions multiplied by the probability of a chargeback as determined originally by our models. We monitor to ensure that our liquidity is well in excess of our maximum potential calculated exposure. We update this analysis daily to ensure that our cash on hand can support an extended period of anomalous chargeback activity.
•Risk diversification: Significant fraud events, while rare, are typically isolated to a particular merchant or industry. As a result, our chargeback expenses have become less volatile over time as we scaled. Furthermore, the average transaction value we assume is less than $200. This means that unexpected chargebacks need to occur in large volumes to meaningfully impact our overall chargeback expenses. As of December 31, 2020, our portfolio of potential chargeback liabilities was diversified across a number of industries, hundreds of merchants and millions of individual transactions. We believe this diversity significantly reduces the likelihood of material unexpected chargeback expenses.
•Short-term durations provide near immediate visibility: Our merchant agreements generally allow chargebacks to be submitted up to six months from the order approval date. They are also typically required to notify us of an eligible chargeback within five days. As a result, chargeback liabilities typically have very short durations. Approximately 90% of chargebacks are incurred within the first 90 days after the transaction date. This allows us to forecast the expenses associated with a new cohort of approved transactions at the same time. Furthermore, as we receive chargeback notifications from our merchants, we are able to decline similar future orders in real time.
Our Products
Chargeback Guarantee: Our core product, the Chargeback Guarantee, automatically approves or denies online orders with guaranteed performance levels that vary by online merchant. Our machine learning models analyze hundreds of attributes per transaction, generating accurate decisions instantaneously. Through our proprietary smart linking technology, we strive to accurately match transactions that occur on our network with similar transactions that occurred on our network across hundreds of variables per transaction. We guarantee the outcome of these decisions by assuming the cost of fraud associated with each transaction we approve. Simultaneously, we provide minimum contractual approval rates for our Chargeback Guarantee merchants that are typically higher than these merchants’ own approval rates prior to commencing work with us.
Policy Protect: Policy Protect identifies consumers that may be taking advantage of the merchant’s policies in ways that defraud the merchant and harm them financially. For example, we can tell whether a consumer is fabricating refund claims based on their purchase history across our entire merchant network. Merchants can deny claims they believe to be illegitimate or block the transaction at checkout, thereby saving expenses that would otherwise be wasted. Policy Protect covers several common use cases, including refund abuse, reseller abuse, promotions abuse and referral abuse.
Deco: Deco helps merchants combat bank authorization failures during the checkout process. If a consumer is declined by a bank, and we recognize that consumer as legitimate, we offer that consumer the ability to complete their purchase through Riskified. As a result, the merchant is able to retain sales that would have otherwise been lost.
Account Secure: Account Secure prevents bad actors from gaining unauthorized access to a consumer’s account at the merchant’s online store. Preventing account takeover attacks allows merchants to provide fast, convenient shopping experiences by confidently storing their consumer’s personal information. Storing information such as payment credentials, shipping information, and other related information allows the merchant to provide the frictionless shopping experience consumers demand. Preventing account takeovers also allows merchants to avoid the negative publicity surrounding hacked accounts, which can prevent repeat purchases from legitimate consumers.
PSD2 Optimize: PSD2 Optimize enables merchants to minimize the effect of the EU’s PSD2 regulations on their business. We allow merchants to conduct frictionless transaction risk analysis on every order to maximize exemptions under the regulation, minimize consumer friction, and improve sales conversions.
Benefits of Our eCommerce Risk Management Platform
We believe we provide superior outcomes for online merchants by eliminating the friction and uncertainty commonly associated with eCommerce. Our eCommerce risk management platform is designed to provide the following benefits:
•Increase sales: We allow merchants to generate higher revenues by increasing their approval rates for online transactions. Our platform can increase merchant sales approval rates by, in some cases, more than 20%.
•Reduce fraud: Our platform automatically identifies and rejects fraudulent online transactions that would result in unnecessary expenses for our merchants. We also assume the cost of fraudulent transactions if they are approved. Net of our fees, our platform can reduce these costs for our merchants, in some cases, by more than 60%.
•Reduce operating costs: We replace antiquated systems and labor-intensive, costly fraud fighting methodologies with automated algorithms that save our merchants significant time and money. By reducing the operating costs our merchants incur, we free business resources that can be redirected towards growing their businesses.
•Optimize consumer experiences: Higher approval rates mean lower consumer drop-off and fewer false declines of legitimate consumers. Our product gives merchants the ability to take full advantage of emerging omnichannel flows such as buy-online-pickup-in-store and buy-online-pickup-at-curb without increasing the risk of fraudulent sales. In addition, we enable merchants to maintain consumer-friendly policies by preventing policy abuse and malicious account logins. This builds a stronger, long-term relationship between merchants and consumers, driving more sales to merchants over time.
The Riskified Value Proposition1
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(1) This chart is an illustrative representation that does not represent actual or proportional results of any merchant.
What Sets Us Apart
We generate substantial return on investment for our merchants
We generate substantial return on investment throughout the lifecycle of our relationships with our merchants by increasing merchants’ online sales and reducing their operating costs. On average, our ten largest merchants that provided data to us of their pre-Riskified performance by Billings experienced an 8% increase in revenue after integrating with our eCommerce risk management platform. On average, those same merchants experienced a 39% decrease in fraud-related operating costs and chargeback expenses, net of our fees. See footnote 1 of the table titled “Revenue and Cost Impact to Largest Merchants Sampled” above for more information regarding our methodology for calculating the impact to merchant revenue and operating costs. As a result, we experience strong retention rates, which supports our organic growth. We believe that the active performance management we perform is an important driver of our merchants' return on investment. We provide performance management through a combination of real time monitoring, proprietary tools, and surgical optimization of specific subsets of our merchants' order volumes.
Powerful flywheel effect
Our eCommerce risk management platform gets stronger from each transaction we process and each merchant we add to our network. Each transaction we review enhances our data sets and our ability to identify similar characteristics between transactions on our network. Our platform evaluates millions of transactions daily using feedback from past transactions. As we grow, this sophisticated transaction matching enables us to deliver a strong return on investment for our merchants and drives robust product innovation that enhances the consumer shopping experience. We then leverage this improved ROI for our merchants and our enhanced product suite to attract more merchants, which drives more transactions to our platform and fuels further organic growth. On average, we develop more than 1,000 machine learning models per year. Our minimum API integrations require merchants to disclose more than three times as many data points as they are required to share with payment gateways. We have built 600 such features and are adding dozens more each month.
Compounding data advantages over a growing merchant network
Since our founding, we have accumulated over a billion historical transactions from our merchant network with hundreds of data variables per transaction. As a result we have repeat interaction histories for more than 400 million consumers. This data was collected across our global merchant base from leading eCommerce brand online merchants, with whom we have built trusted relationships. As a result, our machine learning models create powerful, real-time predictive insights that we believe are difficult to replicate.
The scale of our merchant network and processed volume continue to grow. For the year ended December 31, 2020, our total GMV grew 60% to $63.4 billion compared to the year ended December 31, 2019. For the three months ended March 31, 2021, our total GMV grew 77% to $18.9 billion compared to the three months ended March 31, 2020. We serve some of the largest and most recognizable eCommerce brands globally. We believe the scale of our eCommerce risk management platform is a competitive advantage because it is the foundation of the scope, depth and power of the data we use to train our models.
Strong expertise serving the enterprise market
We service merchants of all sizes, from multi-billion dollar global omnichannel retailers to small pure play merchants on Shopify. However, we focus on supporting enterprise merchants, which we define as merchants generating over $75 million in online sales per year. We are positioned to support enterprise merchants for several reasons. First, our eCommerce risk management platform is highly customizable to meet each merchant’s unique requirements. Second, we are able to simplify the vast amounts of complexity that are unique to enterprise operating environments. Third, unlike many eCommerce enablement platforms, we do not compete with our merchants to own the consumer relationship through mobile apps or other touch points. We believe this gives us privileged access to significantly more data than banks or other payment companies receive.
Entrepreneurial Culture Fostering Continuous Innovation
Our culture is an essential component of our success that allows us to hire and retain top talent. We maintain a highly collaborative working environment where everyone, no matter what location or role, is empowered to solve challenging problems while also contributing to the communities we live in. Our Operating Principles (Clients First, Excellence, Authenticity & Transparency, Question the Status Quo, Rigor, Empowerment and Autonomy, Resourcefulness, Collaboration, Always Learning, and Bigger than Ourselves) lay out our values for interacting with our merchants and one another. We empower our team members to learn and grow and make a conscious effort to promote people from within, offer varied development opportunities, and create space for people to try new things and utilize their unique skill sets. We also host a Fraud Academy for our analytics and data science employees, which includes 140 hours of training, to help our team members further develop their skills.
Business Model
Fundamentally, our business model aligns our interests with our merchants’ interests—we win when they win. We charge our merchants a percentage of every dollar of GMV that we approve, so our incentive is to approve as many orders as we safely can on the merchant’s behalf. We believe that this merchant-centric approach, coupled with our rigorous decisioning process, maximizes our financial results and those of our merchants.
The fee we charge our merchants is a risk-adjusted price, which is expressed as a percentage of the GMV dollars that we approve. This fee, which is established at contract inception, varies by merchant based on a variety of inputs, including the type of merchant, the risk level of the end market, the percentage of GMV we review from the merchant, and the guaranteed approval rates we agree to provide. When our merchants ask us to review transactions from end markets that carry higher risk, we may charge higher fees.
If an approved transaction that we guaranteed results in an eligible chargeback, we will reimburse the merchant for the amount of the lost sale. In this situation, we record a chargeback guarantee expense in cost of revenue and typically provide the payment to the merchant in the form of credits on future invoices.
We have been successful in retaining our merchants. The strong return on investment we deliver has resulted in merchants increasing the use of our products over time. Important indicators of our ability to grow our relationships with our merchants and to increase their use of our eCommerce risk management platform are Net Dollar Retention Rate and Annual Dollar Retention Rate. Our Net Dollar Retention Rate was 122% and 117% for the years ended December 31, 2019 and 2020, respectively. Our Annual Dollar Retention Rate was 99% and 98% for the years ended December 31, 2019 and 2020, respectively. Excluding merchants from tickets and travel, our Annual Dollar Retention Rate was 99% for each of the years ended December 31, 2019 and 2020, and our Net Dollar Retention Rate was 122% and 158% for the years ended December 31, 2019 and 2020, respectively.
Our Merchants
Our eCommerce risk management platform is explicitly designed and engineered to integrate with a wide range of merchants. We can accommodate and grow with the world’s largest merchants:
•Scale: We serve merchants with multiple regional websites and large global presences. Our largest merchants generate tens of billions of dollars in online sales each year.
•Industry: Our merchants represent diversified online sellers in various industries as well as categories such as sporting goods, furniture and homewares, travel, apparel, accessories, consumer electronics, and jewelry. Fashion & Luxury Goods is our largest contributor to Billings, accounting for over 40% of Billings for the year ended December 31, 2020.
•Merchant Profile: Our merchants range from direct-to-consumer brands, online-only retailers, omnichannel retailers, online marketplaces, and eCommerce service providers that bear the liability for disputed transactions.
•Geography: Our merchants are located in 36 countries worldwide—53% of our merchants are located in the United States, 28% are located in EMEA, and 19% are located in the rest of the world, as of March 31, 2021. Approximately 75% of our Billings for the year ended December 31, 2020 were derived from US-based accounts. Our Billings in Asia-Pacific have experienced significant growth at a CAGR of over 160% between 2018 and 2020.

Billings by Industry and Geography
For the year ended December 31, 2020, merchants integrated on our eCommerce risk management platform generated a total GMV of $63.4 billion, up from $39.7 billion GMV for the year ended December 31, 2019. For the three months ended March 31, 2021, merchants integrated on our platform generated a total GMV of $18.9 billion, up from $10.7 billion GMV for the three months ended March 31, 2020. Our network is made up of hundreds of preeminent merchants including Wish, Macy’s, Wayfair, StockX, Gymshark, Booking.com, Kiwi, Prada, TicketMaster, REVOLVE, and Finish Line.
Merchant Testimonials

wish
wish
wish

wish

Wish is a mobile e-commerce platform that flips traditional shopping on its head. The platform connects hundreds of millions of people with the widest selection of delightful, surprising, and—most importantly—affordable products delivered directly to their doors. Each day on the Wish marketplace, millions of customers in more than 100 countries around the world discover new products.

For Wish's over **500,000** merchant partners, anyone with a good idea and a mobile phone can instantly tap into a global market.

Wish has partnered with us since 2015. They originally approached us because they believed their internal fraud solution was over-declining legitimate customers.

> "For more than five years, Riskified has been a true partner to Wish, adapting to our business model as Wish experienced rapid growth and our requirements evolved, Riskified continues to deliver the highest levels of performance that we have seen in the fraud management space while minimizing friction for our customers, which allows us to delight customers on an ongoing basis"

Rajat Bahri CFO, Wish

Immediately after implementation we were able to reduce decline rates by **85%** compared to pre-implementation rates, based on information provided by Wish. Wish needed an agile partner that could support their massive scale and enable them to continue their fast pace of growth without having to worry about the constraints and friction of fraud management.

Today, we manage the vast majority of Wish's order volume. In integrated a/b testing, Wish reported that we delivered a higher approval rate for Wish orders than other providers in the test. Most recently, we worked closely with Wish to further optimize the experience for high lifetime value (LTV) Wish customers. By working with Wish to identify customers that have potential to be high LTV customers, we were able to focus on ways to increase approval rates for that segment, and by doing so, Wish reported that we were able to drive a very strong return on investment for them.

Wish

REVOLVE was founded in 2003 with the vision of leveraging digital channels and technology to transform the shopping experience. REVOLVE built a custom, proprietary technology platform to manage nearly all aspects of its business, with a particular focus on developing sophisticated and highly automated inventory management, pricing, and trend-forecasting algorithms. The combination of proprietary technology and an organization built from the ground up to make decisions in a data-first, customer-centric way enables REVOLVE to execute a “read and react” merchandising approach that facilitates constant newness and helps to maximize sales at full price.

REVOLVE has always closely monitored its payment authorization performance. For maximum customer satisfaction, the goal was to enable as many successful checkouts as possible, yet REVOLVE analytics showed that a significant percentage of potential customers were failing authorization due to declines by the payment processor, payment gateway, or banks. Even some existing REVOLVE customers with excellent payment history were experiencing the costly friction of retrying checkout with another payment method, with many transactions unable to overcome authorization declines. Looking forward, REVOLVE sought a solution to recapture lost revenue and reduce customer friction throughout the payment process to further enhance customer loyalty and lifetime value.

Deco is an innovative payment option that we created to address authorization failures in a novel manner. Immediately after a payment failure, eligible shoppers receive a pop-up that simply asks consumers to re-enter their credit card details. Without any credit checks, additional fees, or applications, Deco completes the payment on the shoppers’ behalf.

Based on data processed by our platform, during the first two months of 2021, Deco recovered **18%** of eligible payment failures in REVOLVE’s largest customer segment: U.S. shoppers paying with credit cards. Since going live in February 2019, according to REVOLVE, Deco has helped unlock return shopping trips for more than **50%** of its users. Moreover, Deco helps drive new customers, as according to REVOLVE, **28.4%** of Deco users during the same period were first-time shoppers at REVOLVE.

lastminute.com

lastminute.com's mission is to be the most relevant and inspiring travel company and is committed to enriching the lives of travelers everywhere. Every month, lastminute.com reaches millions of consumers on its websites and mobile apps as they search for and book their travel and leisure experiences.
As a digital-only merchant in the highly competitive travel category, lastminute.com places a premium on speed and streamlining the consumer experience. Consumers have many options when it comes to purchasing travel, so it's important that lastminute.com gets them the information they need quickly and allows them to make their purchase as frictionless as possible.

Prior to working with us, lastminute.com managed fraud using a combination of in-house tools and manual fraud review as well as relying heavily on 3-D Secure, or 3DS, which provided additional consumer authentication via mobile phones. The in-house fraud tool was cumbersome and slow - at times transactions would have to pass through **400** customized rules. The manual review team introduced friction and was expensive to maintain, manage and train. According to lastminute.com, the additional friction imposed by 3DS caused approximately **30%** of shoppers not to complete the checkout process prior to implementation of our eCommerce risk management platform in 2017.

Using our products, lastminute.com reported that they were able to transform how they handled eCommerce risk. Our machine learning platform automated fraud management for all of lastminute.com's orders in real-time. lastminute.com eliminated both their manual review team as well as their dependence on 3DS as part of the purchase flow. Based on data processed by our platform, lastminute.com's approved orders increased by 5% in the first year after going live with us - which lastminute.com noted contributed to a huge lift to their top line coupled with a much better client experience. In tandem, their cost to manage fraud decreased as they no longer had to bear the expense of chargebacks or the operational costs of running manual fraud review. And, bank approval rates also went up - win-win-win.

> "Riskified has increased our revenue, reduced friction on checkout, lowered our costs and reduced our raud management headache. They are an integral part of our payment stack, supercharging our checkout funnel and keeping us focused on making travelers happy."

Alessandro Luchetti, Head of Payment Operations and Revenue Protection, lastminute.com

Wayfair is one of the world's largest destinations for home offering more than **22 million** products worldwide across home furnishings, decor, home improvements, housewares and more, while generating **$15.3 billion** in revenue for the twelve months ended March 31, 2021. Wayfair connects more than 16 thousand suppliers and **33 million** customers with technology and services that create dynamic experiences that delight users along their purchasing journey. The leading eCommerce platform is reinventing the way people shop for their homes through technology and innovation, from proprietary search and AR product visualization to an end-to-end global logistics network.

Wayfair selected us two and half years ago to help automate and scale its approach to payment fraud. Today, we are Wayfair's primary fraud vendor and our machine learning platform makes approval and decline decisions for Wayfair's extensive online order volume.

Working with us, Wayfair has made its online customer experience safer and more frictionless. According to Wayfair, there has been a material reduction in fraud losses while limiting false positives, which produces a significant return on investment for Wayfair's business.

> "At its core, Wayfair is a technology business and in selecting Riskified, we've found a complementary partner. Riskified enables us to facilitate safe, fast and seamless online payments. Like Wayfair, Riskified leverages powerful machine learning in eCommerce. Riskified also aggregates knowledge of its merchant network in order to provide an optimized online shopping experience for our customers. Most importantly, Riskified works with us to solve complex issues and amplify our effectiveness and operating model."

Attila Doğan
Head of Product, Global Payments & Fraud,
Wayfair

GoPro's passion is to make it easy for the world to capture and share itself in immersive and exciting ways. Since its founding in 2002, the brand has produced the world's most versatile cameras and software tools to help its customers get the most out of their content – whether it be managing their photos and videos or editing their content on-the-go.

In recent years, GoPro has focused on scaling its global subscription and direct-to-consumer eCommerce efforts. Optimizing efficiency in operations and improving the online customer experience have been a priority in these efforts. GoPro selected us to streamline the online purchase process for customers, ensuring a frictionless ordering experience. Our solution helps more GoPro customers successfully complete their purchases which, according to GoPro, has led to an increase in customer satisfaction and contributed to an increase in sales and efficiency at GoPro.com.

> "GoPro's partnership with Riskified has led to improvements in the efficiency of our operations while delivering an innovative and seamless experience for our customers.
> Moreover, Riskified's machine learning platform helps us make smarter decisions during the purchase process which has contributed to an increase in our online sales."

Joe Holtham
Director of eCommerce, GoPro

Gymshark is a conditioning brand, dedicated to creating functional training apparel, designing innovative performance technologies and building passionate, empowered communities. Formed in 2012 in a garage in Birmingham, UK, Gymshark has emerged as a leading brand in its industry, with a worldwide family from over **180 countries**. It exists to unite the conditioning community.

From the start, part of Gymshark's strategy was to embrace cross-border sales and to drive growth through global expansion. It built geography-specific websites to cater to key international markets and faced many fraud challenges common to brands looking to expand internationally. Gymshark knew that managing eCommerce risk was not its core-competency and selected us as its scalable solution to manage fraud, support their rapid global growth and ensure a smooth, frictionless shopping experience.

With us on board, Gymshark did not need to worry about how it could source local eCommerce data, how to learn local fraud modus operandi and how to manage language issues, or understand how fraud manifests itself with different regional payment methods. Over the course of our more than five-year partnership with Gymshark, we have helped Gymshark expand internationally and they now sell into **180 countries**.

By deterring fraudsters, we help keep Gymshark's community safe, and drive high approval rates. In fact, based on data processed by our platform, in 2020 Gymshark was able to accept more than **99%** of their GMV because we have been so successful at identifying fraudsters before their orders are processed.

> "We were growing so fast, our website was inundated with orders. As we started seeing chargebacks trickle in, we knew we needed to future proof ourselves. So we set out to find a solution that could complement our growth strategy. We needed and continue to need experts that can do the entire job independently, so that we wouldn't have to worry about fraud ever again. Just like our own company, we expect our business partners to be smart, innovative and a step ahead of the pack. Those are the qualities we found in Riskified and we've been thrilled with the results."

Chris Perrins
CTO, Gymshark

Growth Strategy
We intend to leverage our proprietary technology, scaled merchant network and the powerful data we access to drive even higher return on investment for our merchants and create frictionless shopping experiences for consumers.
Growth with our merchants
Our highly scalable eCommerce risk management platform allows us to grow with our merchants and share their success. Our deep system integrations drive high merchant retention rates. Once we are installed, merchants typically keep us in place for many years. As our merchants grow their business in their existing markets and products, we process more transaction volume. In addition, many of our merchants use our platform to safely expand into new markets, new geographies, and new product categories, further accelerating their—and our—growth. We measure our ability to grow within existing merchant cohorts using Net Dollar Retention. For the year ended December 31, 2019 and 2020, we experienced Net Dollar Retention of 122% and 117%, respectively.
Winning new merchants
We continuously invest in our robust go to market channels to win new merchants through a differentiated value proposition. Our eCommerce risk management platform is designed to integrate with a wide range of merchants, and we will continue to deploy our experienced sales forces to identify use cases for new merchants.
Continued land and expand
We will continue to deliver on our successful “land and expand” strategy. Typically, we demonstrate the power of our eCommerce risk management platform to new merchants in a proof of concept phase. After demonstrating the value of our platform, we work with our merchants to review a greater percentage of their transaction volumes across broader geographic coverage. We intend to continue investing in this approach to capture a greater share of transactions from our merchants over time.
New categories
We believe our existing products are relevant to many potential customers other than online merchants. Any company that assumes liability for fraudulent online orders can purchase our Chargeback Guarantee product, for example. We believe that many popular payment products with embedded anti-fraud offerings fall into this category. In the future, we expect that categories such as these will create opportunities for additional growth.
New products innovation
We have a history of product innovation since our founding and we intend to continue investing in new products for online merchants. Our machine learning capabilities are extensible to all of the data we receive from our merchants. This allows us to efficiently create new products with existing data sets and extend our eCommerce risk management platform to, and monetize, new use cases. For example, we believe we can provide merchants with additional insights into consumer behavior prior to checkout in order to drive higher order values and conversion rates.
Our Technology
Machine learning models
Our ability to develop, train, test, deploy, and monitor machine learning models at scale is central to our value proposition. We develop models tailored to specific industries, specific product types, and specific merchants to enhance our precision and accuracy. We manage the entire model lifecycle end-to-end, while also, as a general matter, retaining all of the intellectual property that we create. Our machine learning capabilities allow us to provide solutions for each merchant’s unique requirements much more quickly than the merchant could on its own.
We believe our approach benefits from several critical focus areas:
•Feature engineering: We use our deep domain expertise in online fraud and eCommerce to select and extract features from the data we collect. Identifying the correct features creates powerful predictive signals from raw data, thereby enhancing the accuracy of our algorithms. Most of our features are engineered to evolve dynamically as we receive more data.
•Multi-tiered modeling: New and sophisticated fraud patterns can be difficult for supervised machine learning models to spot. We build unsupervised models, which run on freestanding algorithms that do not necessitate human supervision, using techniques such as anomaly detection, graph analysis, and clustering, to identify blind spots that our supervised models cannot detect. Our anomaly detection models constantly look for patterns in unstructured order data to identify undetected fraud rings. We believe this layered approach improves our overall accuracy.
•Monitoring: As we scale, we employ multiple control groups to monitor the performance of our algorithms. This approach allows us to spot potential data drift and quickly retrain models to new populations. We maintain control groups in order populations of all sizes to preserve accuracy throughout our network.
•Labeling: We continuously improve our models by training them with new, high-confidence, labeled data. To ensure the highest quality training data, we obtain ongoing and historical access to chargeback occurrences in our merchants’ order populations. We believe this dynamic feedback loop is essential to the accuracy of our models.
•Organizational independence: Our Research teams are empowered to collaborate on, ideate, and deploy new strategies in real time within the framework of strategic priorities determined by the company. We believe that this independence allows us to improve our model’s performance rapidly over time.
Our technology infrastructure
Our technology infrastructure supports our eCommerce risk management platform and our machine learning models.
•Cloud-native technologies: Our platform is deployed to geographically-distributed public cloud services, primarily on AWS and Google Cloud Platform. This allows us to leverage our cloud provider’s global network to enhance performance and reliability. We scale our platform on demand to ensure ample capacity is available for our merchants, leveraging auto-scaling mechanisms where applicable.
•Data integrity and security: We are deeply committed to securing our merchants’ data and we take significant measures designed to protect their privacy and the data that they provide to us. Our environment is continuously monitored with a suite of tools designed to detect security events in both internal and user-facing systems. We engage with third parties to audit our security program and to perform regular penetration tests of our Web application and cloud environment.
•Dynamic linking: We invest heavily in contextual linking to incorporate data from multiple, related orders in our decisioning process. Among other things, linking allows us to identify individuals that use multiple different identities across our merchant network. Our linking strategies vary depending on the context of the order. For example, different merchant industries and consumer devices may require different approaches.

•Data infrastructure: Our products require the collection of large amounts of data. We use modern data architectures and tools to allow us to research big data effectively both on the scale side using big data analytics as well as on the data actionability and discoverability side using data catalogs and data lineage tools. We also use several distributed data systems and services, replicating the data as needed to support the performance requirements and overall stability of our platform.
Go-to-Market Strategy
We market our eCommerce risk management platform directly to online merchants primarily through our enterprise sales team, with a strong focus on long-term customer value. Our seasoned direct sales team is highly skilled in identifying online merchant pain points, demonstrating our value-add and providing dedicated support to address the online merchants’ needs. As of March 31, 2021, we have more than 108 employees across our sales related functions.
Some merchants prefer the flexibility to start their relationship with us by submitting only a portion of their order volumes to us. We welcome this approach and have successfully implemented a “Land and Expand” strategy, where we create long-term partnerships that result in strong retention and revenue that is recurring in nature. As we gain our merchant’s trust, we are able to increase the volume they send to us and the value we provide.
As merchants use our products over time, we generally see an increase in the amount of Billings related to such merchants. We evaluate our “Land and Expand” strategy by tracking Billings associated with annual merchant cohorts. The chart below shows that Billings associated with annual cohorts of new merchants using our products increases each subsequent year as these merchants continue to use our products. These increases in Billings represent increased use of our products by each annual cohort of merchants. The increasing proportion of Billings from existing merchant cohorts demonstrates the effectiveness of our “Land and Expand” strategy.
Billings Growth by Cohort

________________
(1)Each cohort includes all of the accounts that onboarded to the Riskified eCommerce risk management platform in a given year. For example, the 2020 cohort includes all the accounts that onboarded to the Riskified platform during the year ended December 31, 2020.
Competition
Our industry is highly competitive and constantly changing. Competing offerings must adapt to the changing needs of merchants and shopping preferences of consumers.
We believe that our competition fails to offer comparable return on investment for online merchants. Through a combination of higher order approval rates and reduced operating costs, we provide superior outcomes, and significantly less variability in those outcomes, relative to several alternatives.
The following categories of products compete with different parts of the Riskified eCommerce risk management platform:
•In-house, homegrown fraud solutions: Some merchants manage fraud in-house, leveraging a combination of their own data, internally-built rules-based engines, and information from third-party sources. This do-it-yourself (DIY) method focuses primarily on a review of suspicious payments and is highly manual, relying on large teams to review each transaction. These products are often slow, expensive, and usually conservative, producing sub-optimal outcomes for merchants and consumers.
•Risk scoring: There are a number of vendors that partially automate the merchant decisioning process via risk scoring. Risk scoring techniques do not produce definitive decisions; instead, they provide assessments of the risk for each transaction. Merchants must then decide whether to accept or decline transactions and bear all liability for wrong decisions.
Merchants often purchase additional third-party data for further manual validation of flagged transactions. Risk scoring products, as with in-house approaches, require a significant investment of resources and active involvement of management in decision making as the merchant bears the liability. Additionally, they do not guarantee the results of decisions they recommend either in terms of minimum approval rates or fraud liability.
•Liability shift vendors: Some providers take liability for approved transactions, similar to our model, “shifting” the responsibility away from the merchants and providing a chargeback guarantee. However, we believe existing competitors lack the network scale, data access, powerful algorithms and a focus on enterprise merchants to provide differentiated outcomes.
•Payment providers with embedded fraud products: Many payment service providers bundle fraud protection with their payment products. The products assume some portion of the liability associated with risky transactions. However, they are not the core product, have limited access to merchant data, and we believe they lack the sophistication of our platform.
Our Employees
As of March 31, 2021, we had 615 employees worldwide, including 222 in research and development. Of these employees, 447 are in Tel Aviv, Israel and 159 are in New York, New York. As of March 31, 2021, we also engaged the services of nine contractors through a third-party professional employer organization in Shanghai, People’s Republic of China.
With respect to our Israeli employees, Israeli labor laws govern the length of the workday and work week, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, convalescence, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment.

Subject to certain exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, without due cause, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Pursuant to Section 14 of the Israeli Severance Pay Law, 5723-1963, or Section 14, our employees in Israel, including executive officers and other key employees based in Israel, are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments under Section 14 relieve us from any of the aforementioned future severance payment obligations with respect to those employees and, as such, we may only utilize the insurance policies for the purpose of disbursement of severance pay. As a result, we do not recognize an asset nor liability for these employees.
None of our employees are represented by labor unions, or work under any collective bargaining agreements. Extension orders issued by the Israeli Ministry of Economy and Industry apply to us and affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation pay, travel expenses and pension rights.
We have never experienced labor-related work stoppages or strikes and believe that our relations with our employees are satisfactory.
Facilities
We are headquartered in Tel Aviv, Israel, where we occupy approximately 35,521 square feet of office space pursuant to various leases that expire gradually, with the first set of leases expiring at the end of 2021 and the last set of leases expiring on August 31, 2024. In addition, we have committed to lease approximately 77,500 square feet of office space for our new headquarters in Tel Aviv for a period of ten years with an option to extend for a period of five years thereafter. This new office is currently under renovation, and we plan to begin occupying it in the second half of 2021. We currently lease additional office space in New York, New York and Shanghai, People’s Republic of China. We do not own any real property.
We intend to procure additional space as we continue to increase our headcount, expand geographically and expand our operations. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, we will be able to obtain suitable additional space to accommodate any such expansion on commercially reasonable terms.
Intellectual Property
Intellectual property rights are important to the success of our business. We rely on a combination of copyright, trademark and trade secret laws in the United States and in other jurisdictions, as well as confidentiality procedures and contractual obligations in contracts with employees, contractors and third parties, to establish and protect our intellectual property, including our proprietary technology, know-how and brand. We have chosen not to register any copyrights and we do not currently have any patents or pending patent applications, and instead rely primarily on trade secret protection to protect our proprietary software. Further, while we believe intellectual property is important, we believe that factors such as the technological and creative skills of our personnel, creation of new features and functionality, and frequent enhancements to our models, features and proprietary technology are more essential to establishing and maintaining our technology leadership position.
The Riskified brand is central to our business strategy, and we believe that maintaining, protecting and enhancing the Riskified brand is important to expanding our business. As of March 31, 2021, we held three registered trademarks in the United States and twenty-seven registered trademarks in foreign jurisdictions, including registrations of RISKIFIED, Deco, Deco Payments and the Riskified logo. As of March 31, 2021, we had applied for three additional trademark registrations in the United States and sixteen in foreign jurisdictions.

Despite our efforts to protect our proprietary rights, competitors or other unauthorized parties may attempt to misappropriate our technology or may independently develop similar technologies, and we may not be able to prevent competitors from selling products incorporating those technologies. For more information regarding the risks relating to intellectual property, see “Risk Factors—Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.”
Government Regulation
As with any company operating in our field, we grapple with a growing number of local, national and international laws and regulations. These laws are often complex, sometimes contradict other laws, and are frequently evolving. Laws may be interpreted and enforced in different ways in various locations around the world, posing a significant challenge to our global business. This ambiguity includes laws and regulations possibly affecting our business, such as those related to data privacy and security, pricing, taxation, intellectual property ownership and infringement, anti-money laundering, anti-corruption, product liability, consumer protection, financing, payment authentication, point-of-sale lending, machine learning, economic and financial sanctions, trade embargoes, and export control. Changes to such laws and regulations could cause us or third-party partners on which we rely to incur additional costs and change our or their respective business practices in order to comply. See “—Data Protection and Privacy” and “—Anti-Corruption and Sanctions” for further discussion related to the impact of government regulation on our business.
Data Protection and Privacy
We are subject to laws across several jurisdictions regarding privacy and protection of data. Laws and regulations related to data protection, privacy, cybersecurity, consumer protection, financing, payment authentication, point-of-sale lending, and other laws and regulations can be very stringent and vary from jurisdiction to jurisdiction. These laws govern how companies collect, process, and share data, grant rights to data subjects, and require that companies implement specific information security controls to protect certain types of information.
For example, we are subject to the PPL, and the more recent Data Security Regulations, which imposes obligations on how personal data is processed, maintained, transferred, disclosed, accessed and secured. The regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority that reveals certain irregularities with respect to our compliance with the Privacy Protection Act, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.
We are also subject to the GDPR and the UK GDPR, as well as national legislation supplementing the GDPR and the UK GDPR. The GDPR implements stringent operational requirements regarding, among others, data use, sharing and processing, data breach notifications, data subject rights and cross-border data transfers for entities collecting and/or processing personal data of European Union residents and imposes significant penalties for non-compliance (up to EUR 20 million for the most serious breaches of the GDPR, or GBP 17.5 million in the case of the UK GDPR or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher). Further, following Brexit, data privacy laws in the UK may diverge from data privacy laws in the EEA. We may therefore be subject in the future to separate and additional data protection obligations to those that we are already subject to. This may result in substantial costs and may necessitate changes to our business practices, which in turn may compromise our growth strategy and otherwise adversely affect our business.

We are also subject to Lei Geral de Proteção de Dados, which imposes similar requirements to the GDPR on the collection and processing of data of Brazilian residents.
We are also subject to the CCPA, which imposes heightened transparency obligations, creates new data privacy rights for California residents, and carries the potential for significant enforcement penalties for non-compliance as well as a private right of action for certain data breaches. We will also be subject to the CPRA, which was passed into law on November 3, 2020 but which will not take substantial effect until January 1, 2023. Similar laws coming into effect in U.S. states, adoption of a comprehensive U.S. federal data privacy law, and new legislation in international jurisdictions may continue to change the data protection landscape globally and could result in us expending considerable resources to meet these requirements. Additionally, the Standing Committee of the National People's Congress of the People's Republic of China (PRC) on October 21, 2020 issued a draft PIPL for public comment. The PIPL imposes various controls on entities and individuals that decide the purpose, methods and such other matters of personal information processing, similar to the GDPR and CCPA, enhances enforcement powers and increases the maximum penalties to CNY50 million or 5% of the annual revenue of entities that process personal data. See “Risk Factors—Risks Related to our Business and Industry—Changes in privacy laws, regulations, and standards and other regulations, including laws and regulations governing our collection, use, disclosure, retention, transfer or storage of personally identifiable information, including payment card data, and our actual or perceived failure to comply with such regulations may have an adverse effect on our revenues, our results of operations and financial condition.”
Data protection regulators may seek jurisdiction over our activities in locations in which we process data or have users but do not have an operating entity. Where the local data protection and privacy laws of a jurisdiction apply, we may be required to register our operations in that jurisdiction or make changes to our business so that user data is only collected and processed in accordance with applicable local law. In addition, because our products are accessible from various jurisdictions, certain foreign jurisdictions may claim that we are required to comply with their privacy and data protection laws, including in jurisdictions where we have no local entity, employees or infrastructure. In such cases, we may require additional legal review and resources to ensure compliance with any applicable privacy or data protection laws and regulations. In addition, in many jurisdictions there may in the future be new legislation that may affect our business and require additional legal review.
Anti-Corruption and Sanctions
We are subject to laws and regulations of the jurisdictions in which we operate, including the United States, United Kingdom, European Union and Israel, that govern or restrict our business and activities in certain countries and with certain persons, including the economic and financial sanctions and trade embargo regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control, and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. State Department’s Directorate of Defense Trade Controls. See “Risk Factors—Risks Related to our Business and Industry—Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”
Additionally, we are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws imposed by governments around the world with jurisdiction over our operations, which may include, among others, the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760-2000 and other applicable laws in the jurisdictions in which we operate. Historically, technology companies have been the target of FCPA and other anti-corruption investigations and penalties. See “Risk Factors—Risks Related to our Business and Industry—Our failure to comply with the anti-corruption, trade compliance, anti-money laundering and terror finance and economic sanctions laws and regulations of the United States and applicable international jurisdictions could materially adversely affect our reputation and results of operations.”

Legal Proceedings
From time to time, we may be subject to various legal or regulatory proceedings and claims arising in the ordinary course of our business. We are not currently a party to any material litigation or regulatory proceedings, and, although the results of litigation and claims cannot be predicted with certainty, as of the date of this prospectus we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT
Executive Officers and Directors
The following table sets forth the name and position of each of our executive officers and directors as of the date of this prospectus:

Name	Age	Position
Executive Officers
Eido Gal	36	Co-Founder, Chief Executive Officer, Director
Assaf Feldman	49	Co-Founder, Chief Technology Officer, Director
Aglika Dotcheva	45	Chief Financial Officer
Naama Ofek Arad	36	Chief Operations Officer
Peter Elmgren	47	Chief Revenue Officer

Directors
Erez Shachar	57	Director
Eyal Kishon	61	Director
Aaron Mankovski	64	Director
Tanzeen Syed	39	Director
Jennifer Ceran	57	Director
Executive Officers
Eido Gal is our Co-Founder and has served as our Chief Executive Officer and as a member of our board of directors since our inception. Prior to co-founding Riskified, Mr. Gal served as an Analyst at BillGuard from January 2011 to January 2013 and as an Analyst at PayPal Holdings, Inc. from January 2009 to January 2011.
Assaf Feldman is our Co-Founder and has served as our Chief Technology Officer and as a member of our board of directors since inception. Prior to co-founding Riskified, Mr. Feldman served as an Algorithm Engineer at BillGuard from September 2011 to November 2012, Head of Research Technologies at Kinetic Global Markets from April 2009 to August 2011, Lead Developer at monitor110.com from February 2006 to July 2008, Researcher at MIT Media-Lab from September 2003 to June 2005, Vice President of Engineering at Oddcast Inc. from April 2001 to June 2003, and as a Senior Developer at Earthnoise from August 1999 to March 2001. Mr. Feldman holds a B.A. in Film and Computer Science from Tel Aviv University in Israel and an M.S. from Massachusetts Institute of Technology (MIT).
Aglika Dotcheva has served as our Chief Financial Officer since 2015 and previously as our Vice President of Finance since October 2014. Prior to joining us, Ms. Dotcheva served as Associate Director at the New York University Central Office of Budget and Financial Planning from 2006 to 2011. Ms. Dotcheva volunteers as the Treasurer for the Tutoring Initiative, a nonprofit organization that offers free tutoring in mathematics to low-income students. Ms. Dotcheva holds an M.B.A. in Strategy, Finance and Accounting from New York University, and a B.A. in Economics from Columbia University.
Naama Ofek Arad has served as our Chief Operations Officer since April 2017 and previously as our Head of Sales Operations since January 2017. Prior to joining us, Ms. Ofek Arad served as a Consultant with The Boston Consulting Group from July 2014 to December 2016 and as an Operations Manager with the Israeli Air Force from 2006 to 2014. Ms. Ofek Arad holds a B.A. in Information Systems and Management from Ben Gurion University in Israel and an Executive M.B.A. from Northwestern University, Kellogg School of Management.

Peter Elmgren has served as our Chief Revenue Officer since February 2021. Prior to joining us, Mr. Elmgren served as Senior Vice President of Business Development at SAP from April 2019 to February 2021 and as General Manager, Sales for the Americas at Microsoft from December 2016 to April 2019. Mr. Elmgren holds a B.A. in Economics from St. Olaf College.
Directors
Erez Shachar has served as a member of our board of directors since July 2015. Mr. Shachar is the Co-Founder and Managing Partner of Qumra Capital Management Ltd., a venture capital firm founded in 2013. Since 2004, Mr. Shachar has also served as Managing Partner of Evergreen Venture Partners Ltd., a venture capital firm, focusing on investment opportunities in technology companies. Mr. Shachar served as a member of the board of directors of Fiverr International Ltd. (NYSE: FVRR) from August 2014 to August 2020, Varonis Systems Inc. (Nasdaq: VRNS) from July 2006 to February 2015, Nur Macroprinters Inc. from January 1997 to December 2002, Traiana Inc. from January 2006 to October 2007, Itemfiled Inc. from March 2005 to December 2006, eGlue Business Technologies Inc. from August 2006 to June 2010, and Aduva Inc. from February 2005 to March 2006. Mr. Shachar currently serves as a member of the board of directors of Talkspace, Inc. and several privately held companies. Mr. Shachar holds a B.Sc. in Computer Science from Tel Aviv University in Israel and an M.B.A. from the INSEAD Business School.
Eyal Kishon has served as a member of our board of directors since February 2013. Since September 1996, Dr. Kishon has served as Managing Partner of Genesis Partners, an Israel-based venture capital fund. From 1993 to 1996, Dr. Kishon served as Associate Director of Pitango Venture Capital. Prior to that, Dr. Kishon served as Chief Technology Officer at Yozma Venture Capital in 1993. From 1991 to 1993, Dr. Kishon was a Research Fellow in the Multimedia Department of IBM Science & Technology. From 1989 to 1991, Dr. Kishon worked in the Robotics Research Department of AT&T Bell Laboratories. Dr. Kishon currently serves as a member of the board of directors of Audiocodes Ltd. (Nasdaq, TASE: AUDC) and several privately held companies. Dr. Kishon holds a B.S. in Computer Science from the Technion – Israel Institute of Technology and a Ph.D. in Computer Science from New York University.
Aaron Mankovski has served as a member of our board of directors since September 2017. Since 2000, Mr. Mankovski has served as a Managing Partner of Pitango Venture Capital, a venture capital firm founded in 1993. Mr. Mankovski serves as a member of the board of directors of several privately held companies including Tailor Brands Ltd. since February 2020, Silk since May 2009, Climacell, Inc. since July 2020, DriveNets Ltd. since February 2019, and Tabit Technologies Ltd. since March 2020. Mr. Mankovski has also served as a member of the general Assembly of O.R.T. Technologies Ltd. since October 2020 and as a board observer for Formlabs since October 2013. Mr. Mankovski is the Founder and former Chairman of IATI – Israel Advanced Technology Industries. Mr. Mankovski founded and was Managing General Partner of Eucalyptus Ventures from 1997 to 2016. Mr. Mankovski holds a B.Sc. from Tel Aviv University in Computer Science and Statistics and served as a pilot in the Israeli Air Force.
Tanzeen Syed has served on our board of directors since October 2019. Since July 2018, Mr. Syed has served as a Managing Director at General Atlantic LLC and focuses on investments in General Atlantic’s Technology sector. Mr. Syed rejoined General Atlantic in July 2018 after working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed served as the Director of Technology Growth Investments at Temasek, an investment company, from July 2015 until June 2018. From October 2013 to June 2015 Mr. Syed was a Vice President at Great Hill Partners L.P. Mr. Syed currently serves as a member of the board of directors of ContextLogic Inc. (dba Wish) (Nasdaq: WISH), Kiwi.com s.r.o., and Duolingo, Inc., private portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and History from Macalester College.
Jennifer Ceran has served on our board of directors since February 2021. Ms. Ceran served as the Chief Financial Officer and Treasurer for Smartsheet Inc. from September 2016 to January 2021 and the Chief Financial Officer of Quotient Technology Inc. from September 2015 to September 2016. From October 2012 to September 2015, Ms. Ceran served as the Treasurer and Vice President of Investor

Relations at Box, Inc. Ms. Ceran held several roles at eBay Inc. from April 2003 to August 2012 including Vice President of Investor Relations and Corporate Financial Planning and Analysis and Treasurer. Ms. Ceran currently serves on the board of directors of several private companies including True, Auth0, NerdWallet, and Wyze Labs, Inc. Ms. Ceran holds a B.A. in Communications and French from Vanderbilt University and an M.B.A. from the University of Chicago Booth School of Business.
Corporate Governance Practices
As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules described below concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from those requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including the NYSE, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of the NYSE) applicable to U.S. domestic issuers.
After the closing of this offering, we will be a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer we will be permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of the NYSE, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and NYSE listing standards.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
We intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the corporate governance rules of the NYSE, a quorum requires the presence, in person or by proxy, of holders of at least 33⅓% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our amended and restated articles of association to be effective upon the closing of this offering, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33⅓% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” in which case the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may, however, in the future decide to rely upon the “foreign private issuer exemption” for purposes of opting out of some or all of the other corporate governance rules.

Board of Directors
Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.
Under our amended and restated articles of association to be effective upon the closing of this offering, the number of directors on our board of directors will be no less than three and no more than eleven directors divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Therefore, beginning with the annual general meeting of 2022, each year the term of office of only one class of directors will expire.
Our directors will be divided among the three classes as follows:
•the Class I directors will be Aaron Mankovski and Erez Shachar, and their terms will expire at the annual general meeting of shareholders to be held in 2022;
•the Class II directors will be Assaf Feldman and Tanzeen Syed, and their terms will expire at our annual meeting of shareholders to be held in 2023; and
•the Class III directors will be Eido Gal, Eyal Kishon, and Jennifer Ceran, and their terms will expire at our annual meeting of shareholders to be held in 2024.
Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on the election of directors, with each Class A ordinary share entitled to one vote per share, and each Class B ordinary share entitled to ten votes per share. However, in the event of a contested election, (i) the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.
Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.
Under our amended and restated articles of association to be effective upon the closing of this offering, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created. In the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association to be effective upon the closing of this offering, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.
Chairperson of the Board of Directors
Our amended and restated articles of association, to be effective upon the closing of this offering, provide that the Chairperson of the board of directors is appointed by the members of the board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors, and the chairperson of the board of directors, or a relative of the chairperson, may not be vested with authorities of the chief executive officer unless approved by a special majority of the company’s shareholders. The shareholders’ approval can be effective for a period of five years following an initial public offering, and subsequently, for additional periods of up to three years.
In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors, the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer and the chairperson of the board of directors may not serve in any other position in the Company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.
During a special and annual general meeting of our shareholders held on July 15, 2021, our shareholders approved the appointment of Eido Gal as Chairperson of our board of directors in addition to his role as our Chief Executive Officer. According to the Companies Law and the regulations promulgated thereunder, such appointment is valid for an initial term of five years following the closing of this offering. Following such initial term, each renewal of the appointment of our Chief Executive Officer as Chairperson of the board of directors will be subject to the shareholder approval described above and will be limited to a three-year term.
Lead Independent Director
For as long as the Chairperson of our board of directors is a member of our management or is otherwise not independent pursuant to the New York Stock Exchange rules, our board of directors may appoint a Lead Independent Director. The Lead Independent Director responsibilities include:
•presiding over all meetings of the board of directors at which the Chairperson of the Board is not present;
•approving board of director meeting schedules and agendas; and
•acting as the liaison between the independent directors and the Chief Executive Officer and Chair of the board of directors.
As Eido Gal is currently our Chief Executive Officer and Chairperson of the Board of Directors, the members of our board of directors elected Eyal Kishon to be the Lead Independent Director.
External Directors
Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the NYSE, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including the NYSE, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.
Appointment Rights
Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors will terminate upon the closing of this offering and adoption of our amended and restated articles of association. Our currently serving directors were appointed as follows:
•Eido Gal and Assaf Feldman, who were appointed pursuant to their rights as founders of the Company under our articles of association;
•Erez Shachar, who was appointed by Qumra Capital I, L.P.;
•Eyal Kishon, who was appointed by Genesis Partners IV L.P.;
•Aaron Mankovski, who was appointed by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P.;
•Tanzeen Syed, who was appointed by General Atlantic RK B.V., who represents the majority of the Series E shareholders; and
•Jennifer Ceran, who was appointed by the members of the Board of Directors.
Audit Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint an audit committee.
Listing Requirements
Under the corporate governance rules of the NYSE, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.
Following the listing of our Class A ordinary shares on the NYSE, our audit committee will consist of Jennifer Ceran, Tanzeen Syed and Erez Shachar. Jennifer Ceran will serve as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of the NYSE. Our board of directors has determined that Jennifer Ceran is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of the NYSE.
Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act which is different from the general test for independence of board and committee members.

Audit Committee Role
Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of the NYSE and include:
•retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders;
•pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;
•overseeing the accounting and financial reporting processes of the Company and audits of our consolidated financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;
•reviewing with management and our independent auditor our annual and quarterly consolidated financial statements prior to publication or filing (or submission, as the case may be) to the SEC;
•recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;
•reviewing with our Vice President of Legal and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on our consolidated financial statements;
•identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors;
•reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between the Company and officers and directors, or affiliates of officers or directors, or transactions that are not in the ordinary course of the Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and
•establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.
Compensation Committee
Companies Law Requirements
Under the Companies Law, the board of directors of a public company must appoint a compensation committee.
Listing Requirements
Under the corporate governance rules of the NYSE, we are required to maintain a compensation committee consisting of at least two independent directors.
Following the listing of our Class A ordinary shares on the NYSE, our compensation committee will consist of Eyal Kishon, Tanzeen Syed, and Erez Shachar. Eyal Kishon will serve as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of the NYSE, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role
In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:
•making recommendations to the board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;
•reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy;
•resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and
•exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders.
An office holder is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, and any other manager directly subordinate to the general manager. Each person listed in the table under the section titled “Management—Executive Officers and Directors” is an office holder under the Companies Law.
Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of the NYSE and include among others:
•recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;
•reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;
•approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and
•administering our equity-based compensation plans, including, without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.
Compensation Policy under the Companies Law
In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:
•such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed two percent (2%) of the aggregate voting rights in the Company.
Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.
If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.
The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:
•the education, skills, experience, expertise and accomplishments of the relevant office holder;
•the office holder’s position and responsibilities;
•prior compensation agreements with the office holder;
•the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;
•if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and
•if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the Company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.
The compensation policy must also include, among other things:
•with regards to variable components:
◦with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the Company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; and
◦the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.
•a clawback provision under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;
•the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and
•a limit to retirement grants.
Our compensation policy, which will become effective immediately prior the closing of this offering, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.
Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.
An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our

Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.
The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.
The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our equity incentive plan then in place. All equity-based incentives granted to executive officers shall be subject to vesting periods in order to promote long-term retention of the awarded executive officers. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.
In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly to him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.
Our compensation policy also provides for compensation to the members of our board of directors as follows: (i) to the external directors, if elected, in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time, and (ii) to the non-employee directors, in accordance with the amounts determined in our compensation policy.
Our compensation policy, which will be approved by our board of directors and shareholders prior to the closing of this offering, will become effective immediately prior to the closing of this offering and will be filed as an exhibit to the registration statement of which this prospectus forms a part.
Nominating and Governance Committee
Following the listing of our Class A ordinary shares on the NYSE, our nominating and governance committee will consist of Aaron Mankovski, Eyal Kishon, and Jennifer Ceran. Aaron Mankovski will serve as chairperson of the committee. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee, which includes:
•overseeing and assisting our board in reviewing and recommending nominees for election as directors;
•assessing the performance of the members of our board; and
•establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business.

Compensation of Directors and Executive Officers
Directors
Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of the board of directors and, unless exempted under the regulations promulgated under the Companies Law, the approval of the shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:
•at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or
•the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.
Executive Officers other than the Chief Executive Officer
The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the Company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the Company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.
An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.
Chief Executive Officer
Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved in the following order: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the Company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide a detailed report for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if they determine that the compensation arrangement is consistent with the company’s stated compensation policy and that the chief executive officer candidate did not have a prior business relationship with the Company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the Company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will also be approved in accordance with the rules applicable to approval of compensation of directors.
Aggregate Compensation of Office Holders
The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2020 was approximately $1.8 million. This amount includes amounts set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.
As of March 31, 2021, options to purchase 1,087,300 ordinary shares granted to our executive officers and directors were outstanding under our equity incentive plans at a weighted average exercise price of $2.53 per ordinary share. As of March 31, 2021, 13,000 restricted share units, or RSUs, had been granted.
After the closing of this offering, we intend to pay each of our non-employee directors an annual cash retainer of $30,000, with an additional, annual cash payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) per membership of the audit committee, $6,000 (or $12,000 for the chairperson) per membership of the compensation committee, or $4,000 (or $8,000 for the chairperson) per membership of the nominating and governance committee or any other board committee. In addition, each of our incumbent non-employee directors and, upon election, any future non-employee director will be granted a one-time equity award under our incentive plan at a value of $350,000, which will vest on a quarterly basis over a period of three years, subject to such director's continued service through such dates. In addition, each non-employee director will be granted equity awards, on an annual basis, under our incentive plan (provided the director is still on the board of directors) at a value of $175,000, which will vest on the first anniversary of the date on which such equity awards were granted, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction and a preceding or subsequent termination of service. Notwithstanding the foregoing, individual directors may elect to opt out of such cash and equity compensation at their discretion.
Internal Auditor
Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the Company or (iii) any person who serves as a director or as chief executive officer of the company. We have not yet appointed our internal auditor, but we intend to appoint an internal auditor following the closing of this offering.

Approval of Related Party Transactions under Israeli Law
Fiduciary Duties of Directors and Executive Officers
The Companies Law codifies the fiduciary duties that office holders owe to a company. An office holder is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Each person listed in the table under “Management—Executive Officers and Directors” is an office holder under the Companies Law.
An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:
•information on the business advisability of a given action brought for his, her or its approval or performed by virtue of his, her or its position; and
•all other important information pertaining to such action.
The duty of loyalty requires that an office holder act in good faith and in the best interests of the company, and includes, among other things, the duty to:
•refrain from any act involving a conflict of interest between the performance of his, her or its duties in the company and his, her or its other duties or personal affairs;
•refrain from any activity that is competitive with the business of the company;
•refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself or itself or others; and
•disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his, her or its position as an office holder.
Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s fiduciary duty, provided that the office holder acted in good faith, neither the act nor its approval harms the Company and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the Company required to provide such approval and the methods of obtaining such approval.
Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions
The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.
Our amended and restated articles of association to be effective upon the closing of this offering will provide that for non-extraordinary interested party transactions, the board of directors may delegate its approval, or may provide a general approval to certain types of non-extraordinary interested party transactions.
Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.
A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.
Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.
For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “Management—Compensation of Directors and Executive Officers.”
Shareholder Duties
Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the Company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:
•an amendment to the company’s articles of association (in addition to the approval of our board of directors, as required pursuant to our amended and restated articles of association to be effective upon the closing of this offering);
•an increase of the company’s authorized share capital;
•a merger; or
•interested party transactions that require shareholder approval.
In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the Company or exercise any other rights available to it under the company’s articles of association with respect to the Company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.
Exculpation, Insurance and Indemnification of Office Holders
Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the Company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.
An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;
•reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;
•reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and
•expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.
An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
•a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;
•a financial liability imposed on the office holder in favor of a third party;
•a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and
•expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.
An Israeli company may not indemnify or insure an office holder against any of the following:
•a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•an act or omission committed with intent to derive illegal personal benefit; or
•a fine, monetary sanction or forfeit levied against the office holder.
Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association to be effective upon the closing of this offering allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.
We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.
The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $300,000,000, 25% of our total shareholders’ equity (deficit) as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering) and 10% of our total market cap calculated based on the average closing price our Class A ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.
In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.
Employment and Consulting Agreements with Executive Officers
We have entered into written employment agreements with each of our executive officers. These agreements generally provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.
Directors’ Service Contracts
Other than with respect to our directors that are also executive officers, there are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of the Company.
Equity Incentive Plans
Amended and Restated 2013 Equity Incentive Plan
The 2013 Equity Incentive Plan, or the 2013 Plan, was adopted by our board of directors on July 13, 2013 and amended and restated on February 23, 2021. The 2013 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business. Following the closing of this offering, we will no longer grant any awards under the 2013 Plan, though previously granted awards under the 2013 Plan will remain outstanding and will be governed by the 2013 Plan.
Shares Reserved for the Plan. As of March 31, 2021, there were 2,364,008  ordinary shares reserved and available for issuance upon the exercise or settlement of outstanding awards under the 2013 Plan including its U.S. Sub-Plan. Following the Recapitalization, an adjusted equal number of Class A ordinary shares and Class B ordinary shares will be issuable under these awards.
Shares underlying an award granted under the 2013 Plan that become un-exercisable for any reason, shall become available for future grant under the 2013 Plan. Shares issued under the 2013 Plan and later repurchased by the Company pursuant to any of the Company’s repurchase rights, shall be available for future grant under the 2013 Plan.
Administration. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, administers the 2013 Plan. Under the 2013 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2013 Plan, to determine the terms and provisions of each award granted, including, but not limited to the number of awards to be granted to each participant, provisions concerning the time and the extent to which the awards may be exercised, the underlying shares sold and the nature and duration of restrictions as to the transferability of awards or shares underlying such awards, to amend, modify or supplement the terms of each outstanding award, including the form of option agreements or restricted share unit agreements, to authorize conversion or substitution under the 2013 Plan of any or all awards and to cancel or suspend awards, to accelerate or defer the right of a participant to exercise in whole or in part, any previously granted awards, to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an award previously granted by the administrator and to make all other determinations deemed necessary or advisable for the administration of the 2013 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2013 Plan or terminate the 2013 Plan at any time before the date of expiration of its ten-year term.
Eligibility. The 2013 Plan provides for granting awards under the Israeli tax regime, including, without limitation, in compliance with Section 102, or Section 102, of the Israeli Income Tax Ordinance (New Version), 5721-1961, or the Ordinance, and Section 3(i) of the Ordinance.
Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee consultants and controlling shareholders who are considered Israeli residents may only be granted options under Section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the participants and also includes an additional alternative for the issuance of options or shares directly to the participant. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the participant, permits the issuance to a trustee under the “capital gain track.”
Grant. All awards granted pursuant to the 2013 Plan are evidenced by a written option agreement, including the number of options or restricted share units granted, the vesting schedule, the exercise price, the tax route, and other terms and conditions consistent with the 2013 Plan, as the administrator may determine.
The exercise period of an option under the 2013 Plan is ten years from the date of the grant thereof, and the exercise period of a restricted share unit, ordinary share, or any other share-based award, is seven years from the date of the grant thereof, unless previously exercised.
Unless otherwise determined by the administrator and stated in the option agreement, and subject to the conditions of the 2013 Plan, options vest and become exercisable over a four-year period, with 25% thereof vesting on the end of a 12-month period following the date of grant, and the remaining 75% thereof vesting in 12 equal portions at the end of each three-month period thereafter.
Exercise. Options granted under the 2013 Plan may be exercised by providing the Company with a notice of exercise in a form set by the Company, accompanied by a full payment of the exercise price for each of the shares being purchased pursuant to such exercise, and as soon as practicable thereafter, and subject to the provisions of the 2013 Plan, the Company will issue the shares underlying such exercised option. An option may not be converted for a fraction of a share. With regard to exercise price and purchase price obligations arising in connection with awards under the 2013 Plan, the administrator may, in its discretion, accept cash or check, or payment by any other means. In the event that the Company’s ordinary shares are listed for trade on a Stock Exchange (as defined in the 2013 Plan), the administrator may consider allowing a cashless exercise, or any other exercise method, subject to the provisions of applicable law. RSUs granted under the 2013 Plan settle automatically on the applicable vesting dates.
Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2013 Plan or determined by the administrator, neither the awards nor any right in connection with such awards are transferable and shall not be subject to mortgage, attachment or other willful encumbrance, and no power of attorney shall be issued in respect thereof, whether such enter into force immediately or at a future date.
Termination of Employment. In the event of termination of a participant’s employment or engagement with the Company or any affiliate, any award or portion thereof that was not vested as of the date of termination shall immediately expire, unless otherwise determined by the administrator.
In the event of termination of a participant’s employment or engagement with the Company or any affiliate other than for Cause (as defined in the 2013 Plan), any option or portion thereof that is vested as of the date of termination, may only be exercised within such period of time ending on the earlier of (i)

ninety (90) days following the date of termination or (ii) ten years from the date of grant of such option, but only to the extent to which such option was exercisable at the time of the date of termination, unless otherwise provided by the administrator. After such period, or the period specified in the Option Agreement, the option shall expire.
In the event of termination of a participant’s employment or engagement with the Company or any affiliate due to the participant’s death or disability within the period stated in the 2013 Plan, then all exercisable options held by such participant as of the date of termination may be exercised by such participant in the event of disability, or by the participant’s legal guardian, the participant’s estate, or by a person who acquired the right to exercise the option by bequest or inheritance, as applicable, within the period ending on the earlier of (i) the date twelve months following the date of death or the date of termination due to disability, as the case may be, or (ii) ten years from the date of grant of such option, unless otherwise provided by the administrator. Any options which are not exercised within such period specified herein shall expire.
Notwithstanding any of the foregoing, if a participant’s employment or engagement with the Company or any affiliate is terminated for Cause (as defined in the 2013 Plan), any option or portion thereof that has not been exercised as of the date of termination will immediately expire on the date of termination.
Transactions. In the event of a share split, share dividend, recapitalization, combination or recapitalization of our shares, or any other or any other like event by or of the Company, then, subject to the 2013 Plan the number and class of the shares underlying the awards will be appropriately and equitably adjusted; provided that (i) no adjustment will be made by reason of the distribution of subscription rights (rights offering) on outstanding ordinary shares or other issuance of shares by the Company, and (ii) fractional shares resulting from such adjustment shall be (a) rounded to the nearest whole share or (b) extinguished in case such fraction of an award represents a right to receive less than 0.5 of a share.
In the event of a structural change, the shares underlying the awards, subject to the 2013 Plan, shall be exchanged or converted into shares of the Company or a successor company in accordance with the exchange effectuated in relation to the ordinary shares of the Company, and the exercise price and quantity of shares underlying the Awards will be adjusted, by the sole discretion of the administrator.
In the event of a spin-off transaction of the Company, the administrator may determine that the award holders shall be entitled to receive equity in the new company formed as a result of such spin-off transaction, in accordance with equity granted to the ordinary shareholders of the Company within the spin-off transaction, taking into account the terms of the awards.
In the event of a merger or consolidation of the Company, or sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, the administrator may, but is not required to, at its sole discretion to (i) cause any award to be assumed or substituted for an award of the successor company, (ii) cancel the award, (iii) pay the participants in cash, or (iv) determine that such exchange, assumption, conversion or purchase will be made subject to any payment or escrow arrangement, or any other arrangement determined within the scope of the merger or consolidation in relation to the ordinary shares of the Company. Without derogating from the foregoing, any awards not assumed or substituted, shall expire immediately prior to the consummation of the merger or consolidation.
Amended and Restated U.S. Sub-Plan to the 2013 Equity Plan
The U.S. Sub-Plan to the 2013 Plan, or the “U.S. Sub-Plan,” was adopted by our board of directors on July 13, 2013 and amended and restated on February 23, 2021. The U.S. Sub-Plan is to be read as a continuation of the 2013 Plan that only modifies awards granted to participants who are United States residents, United States taxpayers, or those persons who are or could be deemed to be United States taxpayers as determined by the administrator.

Eligibility. The U.S. Sub-Plan provides for granting awards to our employees, consultants, and directors. Awards granted pursuant to the U.S. Sub-Plan to participants in the United States shall be exempt from or comply with Section 409A of the Code. An incentive stock option within the meaning of Section 422(b) of the Code, may be granted only to a person who, on the effective date of grant, is an employee. Any person who is not an employee on the effective date of the grant may be granted only a nonstatutory stock option.
Adjustments. In the event that any dividend or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of the Company, or other change in the corporate structure of the Company, affecting the shares occurs, the administrator shall adjust the number and class of shares that may be delivered under the 2013 Plan and the U.S. Sub-Plan and, or, the number, class, and price of shares covered by each outstanding grant of awards.
Termination of Employment or Engagement. Unless otherwise determined by the administrator, an incentive stock option ceases to qualify for favorable tax treatment if it is exercised (i) more than three months after the date when the participant ceases to be an employee for any reason other than death or permanent and total disability (as defined in Section 22(e)(3) of the Code); (ii) more than 12 months after the date when the participant ceases to be an employee by reason of permanent and total disability (as defined in Section 22(e)(3) of the Code); or (iii) more than three months after the date when the participant has been on a leave of absence for 90 days, unless the participant’s re-employment rights following such leave were guaranteed by statute or by contract.
Exercise Price. The exercise price per share for an award shall be not less than the Fair Market Value (as defined in the U.S. Sub-Plan) of a share on the effective date of the grant of the award. In the case of an incentive stock option granted to a ten percent stockholder, within the meaning of Section 424 of the Code, the exercise price per share shall not be less than one hundred ten percent (110%) of the Fair Market Value of the share underlying the award on the effective date of grant thereof. However, an award may be granted with an exercise price lower than the minimum exercise price set forth above if it is granted pursuant to an assumption or substitution for another option or restricted share unit in a manner qualifying under the provisions of Sections 424(a) and 409A of the Code.
Term. The exercise period of an option under the U.S-Sub Plan is ten years from the effective date of the grant thereof, and the exercise period of an incentive stock option granted to a ten percent shareholder, is five years from the effective date of the grant thereof, unless previously exercised.
Transferability. Notwithstanding the provisions of the 2013 Plan, the administrator may permit the transfer of a nonstatutory stock option, by instrument to an inter vivos or testamentary trust in which the nonstatutory stock options are to be passed to beneficiaries upon the death of the trustor (settlor), or by gift to a “family member” as that term is defined in Rule 701 of the Securities Act and may not be made subject to execution, attachment or similar process.
Transactions. In the event of a merger or consolidation of the Company, the exercise price of any award of the successor company or parent or affiliate thereof, that had been assumed or substituted for the outstanding awards of the Company, will be adjusted appropriately pursuant to Section 424(a) and Section 409A of the Code.
In the event of a spin-off transaction of the Company, the exercise price and the number and nature of equity securities of the new company formed that were substituted for equity securities of the Company, will be adjusted appropriately pursuant to Section 424(a) and Section 409A of the Code.
2021 Share Incentive Plan
Immediately prior to the completion of this offering, we plan to adopt the 2021 Share Incentive Plan, or the 2021 Plan. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.
Shares Available for Grants. The maximum number of Class A ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 13,951,037 Class A ordinary shares, (ii) any shares subject to awards under the 2013 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter during the term of the 2021 Plan, equal to the lesser of (A) 5% of the outstanding Class A ordinary shares of the Company on the last day of the immediately preceding calendar year, on a fully diluted basis; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year, provided that no more than 13,951,037 Class A ordinary shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the 2013 Plan may again be available for issuance under the 2021 Plan. Our board of directors may also reduce the number of Class A ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.
Administration. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.
The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or Class A ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.
The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the expiration of its ten year term.
Eligibility. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 or Section 3(i) of the Ordinance, and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.
Grants. All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.
Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2021 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted) and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the company throughout such vesting dates.
Each award will expire ten years from the date of the grant thereof, unless a shorter term of expiration is otherwise designated by the administrator.
Awards. The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), Class A ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.
Options granted under the 2021 Plan to the Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent shareholders, not less than 110%.
Exercise. An award under the 2021 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee.
Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.
Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.
In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three-month period (or such longer period as determined by the administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one-year period following such date will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.
Notwithstanding any of the foregoing, if a grantee’s employment or services with the Company or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Voting Rights. Except with respect to restricted share awards, grantees will not have rights as a shareholder of the Company with respect to any shares covered by an award until the award has vested and the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.
Dividends. Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any share split, share dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding RSUs will not be eligible to receive dividend but may be eligible to receive dividend equivalents.
Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Company’s shares, the administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for the outstanding awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, (v) the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the administrator. In the event of a distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.
In the event of a merger or consolidation of the Company or a sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that our board of directors determines to be a relevant transaction, then without the consent of the grantee, (i) unless otherwise determined by the administrator, any outstanding award will be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the Company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the administrator to be fair in the circumstances.
2021 Employee Share Purchase Plan
Immediately prior to the completion of this offering, we plan to adopt the 2021 Employee Share Purchase Plan, or the ESPP. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non-U.S. law and other considerations (the “Non-Section 423 Component”).
Authorized Shares. A total of 3,742,961 Class A ordinary shares will be available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning on January 1, 2022 and ending on and including January 1, 2031, such pool of Class A ordinary shares shall be increased by that number of our Class A ordinary shares equal to the lesser of:

(i) 1% of the outstanding Class A ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; or (ii) such other amount as our board of directors may determine.
In no event will more than 3,742,961 Class A ordinary shares be available for issuance under the Section 423 Component.
ESPP Administration. Unless otherwise determined by our board of directors, the compensation committee of our board of directors will administer the ESPP and will have the authority to interpret the terms of the ESPP and determine eligibility under the ESPP, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the administrator deems necessary or expedient to promote the best interests of the Company and its subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.
Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of the Company that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.
Offering Periods. The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase our Class A ordinary shares to our employees. The timing of the offering periods will be determined by the administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical.
Contributions. The ESPP will permit participants to purchase our Class A ordinary shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the administrator in the applicable offering document (which maximum percentage shall be 20% in the absence of any such specification). A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the administrator, a participant may decrease (but not increase) his or her payroll deduction elections one time during each offering period
Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase our Class A ordinary shares at the end of each offering period. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our Class A ordinary shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (and may not be lower than such amount with respect to the Section 423 Component). Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our Class A ordinary shares. Participation ends automatically upon termination of employment with us.
Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.
Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, the administrator may, in its discretion, provide that (i) each outstanding purchase right will be (a) assumed or substituted for a right granted by the acquiror or successor corporation or by a parent or subsidiary of such entity, (b) terminated in exchange for cash or other property as determined by the administrator or (c) cancelled with accumulated payroll deductions returned to each participant, or (ii) the participant’s accumulated payroll deductions may be used to purchase shares prior to the end of the offering period and before the date of the proposed sale, merger or similar transaction.
Amendment; Termination. The administrator will have the authority to amend, suspend or terminate the ESPP. The ESPP is not subject to a specific termination date.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares prior to and after this offering by:
•each person or group of affiliated persons known by us to own beneficially more than 5% of our outstanding ordinary shares;
•each of our directors and executive officers individually;
•all of our executive officers and directors as a group; and
•the selling shareholder.
The number of ordinary shares beneficially owned by each entity, person or director is determined in accordance with the SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any ordinary shares subject to options, warrants or other rights that are currently exercisable or exercisable within 60 days of June 30, 2021.
The percentage of outstanding ordinary shares is computed on the basis of 140,550,249 ordinary shares outstanding as of June 30, 2021. For purposes of the table below, we deem ordinary shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of June 30, 2021 to be outstanding and to be beneficially owned by the person holding the options, RSUs or warrants for the purposes of computing the ownership and percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The expected beneficial ownership immediately after this offering gives effect to the Recapitalization and to adjustment to the 2013 Plan pursuant to which a Class A ordinary share and Class B ordinary share will be issuable for each ordinary share that was issuable pursuant to awards outstanding under the 2013 Plan immediately prior to this offering and the Recapitalization.
As of June 30, 2021, we had 55 holders of record of our ordinary shares in the United States, holding, in the aggregate, 32% of our outstanding ordinary shares.
Following the closing of this offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares, except that each Class A ordinary share will be entitled to one vote per share and each Class B ordinary share will be entitled to ten votes per share. See “Description of Share Capital and Articles of Association—Amended and Restated Articles of Association—Voting.” Unless otherwise noted below, each shareholder’s address is 30 Kalischer Street, Tel Aviv 6525724, Israel.
A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned Prior to the Offering					Number of Class A Ordinary Shares Being Sold	Shares Beneficially Owned After Offering
	Shares Beneficially Owned Prior to the Recapitalization and the Offering(1)		Shares Beneficially Owned After the Recapitalization and Prior to the Offering				Assuming Underwriters’ Option to Purchase Additional Ordinary Shares is Not Exercised			Assuming Underwriters’ Option to Purchase Additional Ordinary Shares is Exercised in Full
Name of Beneficial Owner	Number	Percentage of Voting Power	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of Voting Power		Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of Voting Power	Number of Class A Ordinary Shares	Number of Class B Ordinary	Percentage of Voting Power
Principal Shareholders
Genesis Partners(2)	20,558,625	21.94%	10,279,312	20,558,624	21.94%	—	10,279,312	20,558,624	21.56%	10,279,312	20,558,624	21.51%
Qumra Capital(3)	7,407,337	7.91%	3,703,668	7,407,336	7.91%	—	3,703,668	7,407,336	7.77%	3,703,668	7,407,336	7.75%
Pitango Venture Capital(4)	6,163,825	6.58%	3,081,912	6,163,824	6.58%	—	3,081,912	6,163,824	6.46%	3,081,912	6,163,824	6.45%
Fidelity Management & Research Company LLC(5)	5,547,175	5.92%	2,773,583	5,547,166	5.92%	—	2,773,583	5,547,166	5.82%	2,773,583	5,547,166	5.80%
General Atlantic RK B.V.(6)	10,566,453	11.28%	5,283,226	10,556,452	11.28%	—	5,283,226	10,556,452	11.08%	5,283,226	10,556,452	11.05%
Directors and Executive Officers
Eido Gal(7)	9,113,300	9.73%	4,556,650	9,113,300	9.73%	—	4,556,650	9,113,300	9.56%	4,556,650	9,113,300	9.53%
Assaf Feldman(8)	9,113,300	9.73%	4,556,650	9,113,300	9.73%	200,000	4,356,650	9,113,300	9.54%	4,356,650	9,113,300	9.51%
Erez Shachar(9)	—	0.00%	—	—	0.00%	—	—	—	0.00%	—	—	0.00%
Eyal Kishon(10)	—	0.00%	—	—	0.00%	—	—	—	0.00%	—	—	0.00%
Aaron Mankovski(11)	—	0.00%	—	—	0.00%	—	—	—	0.00%	—	—	0.00%
Tanzeen Syed(12)	—	0.00%	—	—	0.00%	—	—	—	0.00%	—	—	0.00%
Jennifer Ceran	—	0.00%	—	—	0.00%	—	—	—	0.00%	—	—	0.00%
Aglika Dotcheva (13)	470,019	0.50%	235,008	470,016	0.50%	—	235,008	470,016	0.49%	235,008	470,016	0.49%
Naama Ofek Arad(14)	261,240	0.28%	130,619	261,238	0.28%	—	130,619	261,238	0.27%	130,619	261,238	0.27%
Peter Elmgren	—	0.00%	—	—	0.00%	—	—	—	0.00%	—	—	0.00%
All executive officers and directors as a group (10 persons)	18,957,859	20.23%	9,478,927	18,957,854	20.23%	200,000	9,278,927	18,957,854	19.86%	9,278,927	18,957,854	19.81%
_______________
*Indicates ownership of less than 1%.
(1)The number of shares assumes the conversion of all outstanding convertible preferred shares into ordinary shares on a one-for-one ratio.
(2)Represents 20,558,625 ordinary shares, which consists of (i) 19,130,50 ordinary shares held by Genesis Partners IV L.P. (“Genesis IV”) and (ii) 1,428,475 ordinary shares held by G.P.R. S.P.V 2. (“GPR”). Genesis IV is controlled by its general partner, Genesis Partners IV Management (“GPM”) and GPR is affiliated with the principals of GPM (GPM, collectively, with Genesis IV and GPR, “Genesis Partners”). The address for these entities is 13 Basel St. Herzliya, Israel 4666013. Eyal Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such Class A ordinary shares by virtue of his interest in Genesis Partners and its affiliates.
(3)Represents 7,407,337 ordinary shares, which consists of (i) 4,287,475 ordinary shares held by Qumra Capital I, L.P., (ii) 2,572,500 ordinary shares held by Qumra Capital I Continuation Fund, L.P., and (iii) 547,362 ordinary shares held by Qumra-Union Joint Investment 2019, Limited Partnership (collectively, “Qumra LPs”). These entities are controlled by their general partner Qumra Capital GP I, L.P. (collectively, with Qumra LPs, “Qumra Capital”). The address for these entities is 4 Ha’Neviim St., Tel-Aviv Israel 6435604. Erez Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Qumra Capital and its affiliates.
(4)Represents 6,163,825 ordinary shares which consists of (i) 6,042,550 ordinary shares held by Pitango Growth Fund I, L.P. and (ii) 121,275 ordinary shares held by Pitango Growth Principals Fund I, L.P (collectively, “Pitango LPs”). These entities are controlled by their general partner Pitango G.E. Fund I, L.P. (collectively, with Pitango LPs, “Pitango Venture Capital”). The address for these entities is 11 HaMenofim St., Building B, Herzliya, Israel 46725. Aaron Mankovski disclaims beneficial ownership of the ordinary shares held by Pitango Venture Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Pitango Venture Capital and its affiliates.
(5)Represents (i) 417,775 ordinary shares held by Mag & Co fbo Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (ii) 1,558,875 ordinary shares held by Powhatan & Co., LLC fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (iii) 1,258,525 ordinary shares held by Mag & Co fbo Fidelity Growth Company Commingled Pool, (iv) 69,050 ordinary shares held by Powhatan & Co., LLC fbo Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (v) 924,225 ordinary shares held by M Gardiner & Co fbo Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (vi) 34,575

ordinary shares held by Mag & Co fbo Fidelity Blue Chip Growth Commingled Pool, (vii) 143,775 ordinary shares held by Mag & Co fbo Fidelity Blue Chip Growth Commingled Pool, (viii) 951 ordinary shares held by Booth & Co fbo Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, (ix) 84,075 ordinary shares held by Booth & Co FBO Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, (x) 4,388 ordinary shares held by THISBE & Co: FBO Fidelity Blue Chip Growth Institutional Trust, (xi) 192,550 ordinary shares held by WAVECHART + CO fbo Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (xii) 99,036 ordinary shares held by FLAPPER CO fbo FIAM Target Date Blue Chip Growth Commingled Pool, and (xiii) 759,375 ordinary shares held by Mag & Co fbo Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund. The Fidelity accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act advised by Fidelity Management & Research Company, LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company, LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address for the Fidelity accounts is 245 Summer Street, Boston, Massachusetts 02210.
(6)Represents 10,566,453 ordinary shares held by General Atlantic RK B.V. (“GA RK”). GA RK is a wholly owned subsidiary of General Atlantic Coöperatief U.A. (“GA Coop UA”). The members of GA Coop UA that share beneficial ownership of the shares of the Company held by GA RK through GA Coop UA are the following General Atlantic investment entities (the “GA Funds”): General Atlantic Partners (Bermuda) IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Cooperatief, L.P. (“GA Coop LP”). The general partner of GAP Bermuda IV and GAP Bermuda EU is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP (Bermuda) Limited”) is the general partner of GenPar Bermuda and GA Coop LP. There are nine members of the Management Committee of GAP (Bermuda) Limited (the “GA Management Committee”). GA RK, GA Coop UA, the GA Funds, GenPar Bermuda and GAP (Bermuda) Limited are a “group” within the meaning of Rule 13d-5 of the US Securities Exchange Act of 1934, as amended.
(7)Consists of 9,113,300 ordinary shares held directly by Mr. Gal.
(8)Represents 9,113,300 ordinary shares, which consists of (i) 2,734,200 ordinary shares held directly by Mr. Feldman, (ii) 6,379,100 ordinary shares held by Sundance NYC Holdings LLC.
(9)Mr. Shachar holds no shares directly. Mr. Shachar is a Managing Partner at Qumra Capital, which manages funds that collectively own ordinary shares. See note 3 above. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Qumra Capital and his indirect limited partnership interest in Qumra Capital.
(10)Mr. Kishon holds no shares directly. Mr. Kishon is a Managing Partner at Genesis Partners, which manages funds that collectively own ordinary shares. See note 2 above. Mr. Kishon disclaims beneficial ownership of the ordinary shares held by Genesis Partners, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Genesis Partners and his indirect limited partnership interest in Genesis Partners.
(11)Mr. Mankovski holds no shares directly. Mr. Mankovski is a Managing Partner at Pitango Venture Capital, which manages funds that collectively own ordinary shares. See note 4 above. Mr. Mankovski disclaims beneficial ownership of the ordinary shares held by Pitango Venture Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in Pitango Venture Capital and his indirect limited partnership interest in Pitango Venture Capital.
(12)Mr. Syed holds no shares directly. Mr. Syed is a Managing Director at General Atlantic RK B.V., which manages funds that collectively own ordinary shares. See note 6 above. Mr. Syed disclaims beneficial ownership of the ordinary shares held by General Atlantic RK B.V., except to the extent of his pecuniary interest, if any, in such ordinary shares by virtue of his interest in General Atlantic RK B.V. and his indirect limited partnership interest in General Atlantic RK B.V..
(13)Represents 470,019 ordinary shares, which consists of (i) 391,794 ordinary shares underlying options held by Mrs. Dotcheva which options are exercisable within 60 days of June 30, 2021, and (ii) 78,225 ordinary shares held of record by Altshuler Shaham Trusts Ltd. for the benefit Mrs. Dotcheva.
(14)Represents 261,240 ordinary shares, underlying options held by Mrs. Ofek Arad, which options are exercisable within 60 days of June 30, 2021.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Our policy is to enter into transactions with related parties on terms that, on the whole, are no more or less favorable than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.
Rights of Appointment
Our current board of directors consists of seven directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors and observers to our board of directors. See “Management—Board of Directors.”
All rights to appoint directors and observers will terminate upon the closing of this offering, although currently serving directors who were appointed prior to this offering will continue to serve pursuant to their appointment until the annual meeting of shareholders at which the term of their class of director expires.
We are not a party to, and are not aware of, any voting agreements among our shareholders.
Registration Rights
Our amended and restated investors’ rights agreement entitles certain of our shareholders to certain registration rights following the closing of this offering, as set forth below. In accordance with this agreement, and subject to conditions listed below, the following entities which as of the date of this prospectus beneficially own more than 5% of our ordinary shares, assuming the Preferred Shares Conversion and the Series E-1 Warrants Exercise immediately prior thereto, or are affiliates under U.S. securities laws are among those entitled to registration rights under the agreement: entities affiliated with each of Genesis Partners, General Atlantic, Pitango, Qumra and Fidelity Management & Research Company, as well as our Chief Executive Officer (and individuals and entities affiliated with our Chief Executive Officer), and our Chief Technology Officer.
Form F-1 Demand Rights
At any time following the expiration or waiver of the lock-up imposed by the underwriters in connection with this offering, the holders of at least 30% of the registrable securities then outstanding may request that we register all or a portion of their shares. Following the receipt of such request, we are required to give notice of the request to the other holders of registrable securities and offer them an opportunity to include their shares in the registration statement. Such request for registration must cover securities the aggregate offering price of which, after payment of the underwriting discount and commissions, would exceed $5,000,000. We will not be required to effect more than two registrations on Form F-1 that have been declared effective. The Company has the right to defer such registration under certain circumstances.
Form F-3 Demand Rights
The holders of at least 15% of the registrable securities then outstanding can make a request that we register their shares on Form F-3 if we are qualified to file a registration statement on Form F-3 and if the offering price, after payment of the underwriting discount and commissions, would equal or exceed $3,000,000. We will not be required to effect more than two registrations on Form F-3 within any 12-month period. The Company has the right to defer such registration under certain circumstances.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, in connection with such offering, certain holders of our registrable securities will be entitled to certain piggyback registration rights allowing the holder to include its registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating solely to the sale of securities to participants in a company stock plan, (ii) a registration relating to a corporate reorganization or other transaction listed in Rule 145 under the Securities Act, and (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Agreements with Directors and Officers
Employment Agreements. We have entered into at-will employment agreements with each of our executive officers who works for us as an employee. These agreements each contain provisions regarding non-competition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete is subject to limitations.
The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions. With respect to certain executive officers, either we or the executive officer may terminate his or her employment by giving advance written notice to the other party ranging from zero to three months. We may also terminate an executive officer’s employment agreement for cause (as defined in the applicable employment agreement).
Awards. Since our inception, we have granted options to purchase our ordinary shares to our employees and RSUs to certain members of senior management and the board of directors. We describe our equity incentive plans under “Management—Equity Incentive Plans.”
Exculpation, Indemnification and Insurance. Our amended and restated articles of association to be effective upon the closing of this offering permit us to exculpate, indemnify and insure certain of our directors and office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain directors and office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management—Exculpation, Insurance and Indemnification of Office Holders.”
Warrant Agreement
On June 27, 2021, we entered into an amended SaaS Agreement (the “SaaS Agreement”) with Wayfair. The SaaS Agreement has a five-year term, with an option for the customer to terminate the SaaS Agreement following the three-year anniversary date.
In conjunction with the SaaS Agreement, we issued a warrant to Wayfair to purchase up to 499,500 Class A ordinary shares at an exercise price of $0.007 per share, after giving effect to the Recapitalization. The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. Vesting during the first three years is contingent on the SaaS Agreement being in full force and effect in accordance with its terms and Wayfair not being in default or material breach under the terms of the SaaS Agreement, which includes Wayfair complying with certain volume commitments. Vesting during the last two years is contingent upon the vesting conditions being met during the first three years.
The warrant is accounted for as consideration payable to a customer under ASC 606 and will reduce revenue as we recognize revenue under the SaaS Agreement over a period of five years in an aggregate amount of approximately $8.0 million, which represents the grant date fair value of the warrant, and is calculated by using a straight-line interpolation between the most recent third-party valuation immediately preceding the grant date and the midpoint of the price range set forth on the cover page of this prospectus.

The Class A ordinary shares issuable to Wayfair upon exercise of the warrant are entitled to certain registration rights under the Investors’ Rights Agreement as described in greater detail above in the section titled “Description of Share Capital and Articles of Association—Registration Rights.”

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a description of the material terms of our amended and restated articles of association as they will be in effect upon the closing of this offering. The following descriptions of share capital and provisions of our amended and restated articles of association to be effective upon the closing of this offering are summaries and are qualified by reference to our amended and restated articles of association to be effective upon the closing of this offering, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.
Share Capital
Immediately prior to the consummation of this offering, the following will be consummated in the following sequence:
•the conversion of all Series A, B, C, D, E and E-1 convertible preferred shares, each of par value NIS 0.0004, into ordinary shares, of par value NIS 0.0004;
•the elimination of the par value of our ordinary shares;
•the renaming of our ordinary shares to Class A ordinary shares;
•the Reverse Share Split; and
•the Additional Class B Issuance.
We refer to these adjustments as the “Recapitalization.”
As a result of the Recapitalization and this offering, the number of shares issuable upon exercise or settlement of our options and RSUs granted under our 2013 Plan and outstanding as of immediately prior to the Recapitalization will be adjusted accordingly and one Class A ordinary share and two Class B ordinary shares will be issuable in place of one ordinary share previously issuable upon the exercise or settlement of options and RSUs granted under our 2013 Plan.
Following the Recapitalization and this offering, our authorized share capital upon the closing of this offering will consist of 900,000,000 Class A ordinary shares, of which 64,025,672 shares will be issued and outstanding and 232,500,000 Class B ordinary shares, of which 93,451,344 shares will be issued and outstanding.
The rights of the holders of Class A ordinary shares and Class B ordinary shares will be identical, except with respect to voting rights (as described below under “Voting Rights”), conversion rights and transfer rights. Each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon the earlier of (i) the sale or transfer of such Class B ordinary share (other than excluded transfers to certain parties that are related to or affiliated with the shareholder, referred to as permitted transferees); (ii) the date on which the holder thereof ceases to hold at least 50% of the Class B ordinary shares held by such holder at the closing of this offering; and (iii) the date that is one hundred and eighty (180) days after the first date on which the total number of Class B Shares issued and outstanding is less than 5,000,000  (subject to adjustments for any share splits, reverse share splits, share dividend or other similar changes to the company’s share capital), or if such date is not a trading day, then on the next trading day. Each Class B ordinary share may be converted into a Class A ordinary share upon the election of the holder thereof at any time. In addition, each Class B ordinary share held by a natural person will convert automatically on a one-for-one basis into a Class A ordinary share upon the death or incapacity of that natural person.
All outstanding Class B ordinary shares will convert automatically into Class A ordinary shares on a one-for-one basis upon the date specified by the affirmative vote of the holders of at least 75% of the outstanding Class B ordinary shares, voting as a single class.

Only the Class A ordinary shares will be listed for trading on the NYSE.
Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.
As of March 31, 2021, we had 64 holders of record of our ordinary shares.
Registration Number and Purposes of the Company
We are registered with the Israeli Registrar of Companies. Our registration number is 51-484411-7. Our affairs are governed by our amended and restated articles of association, applicable Israeli law and the Companies Law. Our purpose as set forth in our amended and restated articles of association to be effective upon the closing of this offering is to engage in any lawful act or activity.
Voting Rights
Each Class A ordinary share will be entitled to one vote per share. Each Class B ordinary share will be entitled to ten votes per share. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders except as otherwise provided in our amended and restated articles of association or as required by applicable law. Under our amended and restated articles of association to be effective upon the closing of this offering and the Companies Law, the holders of our Class B ordinary shares will only vote as a separate class under certain circumstances, including:
•on a proposal to convert the entire class of those shares into Class A ordinary shares on a one-for-one basis, which requires the affirmative vote of the holders of at least 75% of the outstanding Class B ordinary shares for approval;
•amendment of the rights of the Class B ordinary shares;
•disproportionate distributions or recapitalizations that adversely impact the Class B ordinary shares; or
•differing treatment to the Class B ordinary shares in a merger or similar transaction.
Transfer of Shares
Our fully paid ordinary shares are issued in registered form and may be freely transferred under our amended and restated articles of association to be effective upon the closing of this offering, unless the transfer is restricted or prohibited by another instrument, applicable law or, with respect to our Class A ordinary shares, the rules of the NYSE.
Each Class B ordinary share will convert automatically on a one-for-one basis into a Class A ordinary share upon sale or transfer (other than transfers to certain permitted transferees).
The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our amended and restated articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, have been, or will be, in a state of war with Israel.
Election of Directors
Under our amended and restated articles of association to be effective upon the closing of this offering, our board of directors must consist of not less than three but no more than eleven directors. Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, each of our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders. Holders of our Class A ordinary shares and Class B ordinary shares will vote together as a single class on the election of directors, with each Class A ordinary share entitled to one vote per share, and each Class B ordinary share entitled to ten votes per share. However, in the event of a contested election: (i) the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.
In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events in accordance with the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering. In addition, our amended and restated articles of association to be effective upon the closing of this offering provide that vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association to be effective upon the closing of this offering, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.
Dividend and Liquidation Rights
We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our amended and restated articles of association to be effective upon the closing of this offering do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.
Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited consolidated financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the consolidated financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.
In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.
Exchange Controls
There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

Registration Rights
Following this offering, certain of our shareholders will be entitled to certain registration rights under the terms of our Investors’ Rights Agreement. For a discussion of such rights, see “Certain Relationships and Related Party Transactions—Registration Rights.”
Shareholder Meetings
Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our amended and restated articles of association as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.
Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our amended and restated articles of association to be effective upon the closing of this offering contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.
Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:
•amendments to our articles of association (in addition to the approval by our board of directors, as required pursuant to our amended and restated articles of association to be effective upon the closing of this offering);
•appointment, terms of service, or termination of service of our auditors;
•appointment of directors, including external directors (if applicable);
•approval of certain related party transactions;
•increases or reductions of our authorized share capital;
•a merger; and
•the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.
The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and, if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, shareholders are not permitted to take action by way of written consent in lieu of a meeting.
Quorum
Pursuant to our amended and restated articles of association to be effective upon the closing of this offering, holders of our Class A ordinary shares have one vote for each Class A ordinary share held and holders of our Class B ordinary shares have ten votes for each Class B ordinary share held on all matters submitted to a vote of the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy who hold or represent at least 33⅓% of the total outstanding voting power of our shares, except that if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares. The requisite quorum shall be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. For so long as we are qualified to use the forms and rules of a “foreign private issuer” under the rules of the SEC, at the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described under “Description of Share Capital and Articles of Association—Shareholder Meetings.”
Vote Requirements
Our amended and restated articles of association to be effective upon the closing of this offering provide that all resolutions of our shareholders require a simple majority vote (based on the number of votes cast, with each Class B ordinary share entitled to ten votes and each Class A ordinary share entitled to one vote), unless otherwise required by the Companies Law or by our amended and restated articles of association to be effective upon the closing of this offering. Under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the Company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters described above under “Management—Compensation Committee—Compensation Policy under the Companies Law.” Under our amended and restated articles of association to be effective upon the closing of this offering, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires the approval by a resolution of the general meeting of the holders of all shares as one class, without any required separate resolution of any class of shares, except that any amendment to the rights, privileges, preferences or obligations of the Class B ordinary shares requires, in addition, a resolution adopted at a separate class meeting of the Class B ordinary shares by 75% of the total voting power of the then issued and outstanding Class B ordinary shares.
Under our amended and restated articles of association to be effective upon the closing of this offering, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to: (i) remove any of our directors from office, (ii) to amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office, or (iii) certain other provisions regarding our staggered board, shareholder proposals, the size of our board and plurality voting in contested elections. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization of the Company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.
Access to Corporate Records
Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our amended and restated articles of association, our consolidated financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israeli Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.
Acquisitions under Israeli Law
Full Tender Offer
A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the Company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the Company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the Company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the Company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the Company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.
Special Tender Offer
The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the Company who holds more than 45% of the voting rights in the Company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the Company that received shareholders’ approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the Company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the Company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the Company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).
In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or may abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.
If a special tender offer is accepted, then shareholders who did not respond to or that had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.
In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.
Merger
The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding voting rights of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.
For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.
Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.
In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.
Anti-Takeover Measures
The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our amended and restated articles of association to be effective upon the closing of this offering. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our amended and restated articles of association, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding shares at a general meeting of shareholders. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our amended articles of association to be effective upon the closing of this offering, as described above in “Description of Share Capital and Articles of Association—Shareholder Meetings.” In addition, as disclosed under “Description of Share Capital and Articles of Association—Election of Directors,” we will have a classified board structure upon the closing of this offering, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.
Borrowing Powers
Pursuant to the Companies Law and our amended and restated articles of association to be effective upon the closing of this offering, our board of directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be effective upon the closing of this offering to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital
Our amended and restated articles of association to be effective upon the closing of this offering enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.
Exclusive Forum
Our amended and restated articles of association to be effective upon the closing of this offering provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the federal forum provision in our amended and restated articles of association to be effective upon the closing of this offering does not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our amended and restated articles of association. If a court were to find the choice of forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations. Alternatively, if a court were to find these provisions of our amended and restated articles of association to be effective upon the closing of this offering inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our amended and restated articles of association to be effective upon the closing of this offering described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.
Our amended and restated articles of association to be effective upon the closing of this offering also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.
Transfer Agent and Registrar
Upon the closing of this offering, the transfer agent and registrar for our Class A ordinary shares and Class B ordinary shares will be American Stock Transfer & Trust Company.
Listing
We have applied to have our Class A ordinary shares listed on the NYSE under the symbol “RSKD.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our Class A ordinary shares. Future sales of substantial amounts of our Class A ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of Class A ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.
Following this offering, we will have an aggregate of 64,025,672 Class A ordinary shares outstanding, including 17,500,000 Class A ordinary shares that we and the selling shareholder are selling in this offering, and 93,451,344 Class B ordinary shares outstanding. Our Class A ordinary shares will be available for sale in the public market after the expiration or waiver of the lock-up agreements described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates” as that term is defined in Rule 144 under the Securities Act, or Rule 144.
We expect that all of our Class A ordinary shares being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 described below. In addition, following this offering and the expiration or waiver of the lock-up agreements described below, Class A ordinary shares issuable pursuant to awards granted under certain of our equity incentive plans will eventually be freely tradable without restriction or further registration under the Securities Act unless held by “affiliates” as that term is defined under Rule 144.
Eligibility of Restricted Shares for Sale in the Public Market
The remaining Class A ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be “restricted securities” as that phrase is defined in Rule 144. These Class A ordinary shares will be eligible for sale into the public market, under the provisions of Rule 144 commencing after the expiration of the restrictions under the lock-up agreements, subject in certain cases to volume restrictions discussed below under “Shares Eligible for Future Sale—Rule 144.”
Lock-Up Agreements
We, our executive officers and directors, and the holders of substantially all of our outstanding Class A ordinary shares immediately prior to this offering, having agreed, subject to certain exceptions and certain early release provisions, during the Lock-Up Period to not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any Class A ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (including the Class B ordinary shares), or in any manner transfer all or a portion of the economic consequences associated with the ownership of Class A ordinary shares, or cause a registration statement covering any Class A ordinary shares to be filed except for the Class A ordinary shares offered in this offering, without the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC who may, in their sole discretion and at any time without notice, release all or any portion of the Class A ordinary shares subject to these lock-up agreements. Following the expiration of the Lock-Up Period, the Class A ordinary shares subject to these lock-up agreements will be available for sale in the public markets subject to the requirements of Rule 144.
Notwithstanding the foregoing, certain Class A ordinary shares may automatically be released pursuant to the following conditions:
•if the lock-up party is not a Riskified Employee, 20% of the respective lock-up party’s Class A ordinary shares that are subject to the lock-up restrictions (including vested and exercisable options or warrants to purchase any Class A ordinary shares) will be released immediately prior to opening of trading on the third full trading day after the below conditions are satisfied, provided that, in each case:
•at least 90 days have elapsed from the date of this prospectus,
•we have publicly furnished at least one quarterly earnings release on Form 6-K or have filed at least one annual report on Form 20-F, and
•the last reported closing price of the Class A ordinary shares on the NYSE is at least 33% greater than the initial public offering price per Class A ordinary share set forth on the cover page of this prospectus for 5 out of any 10 consecutive trading days ending on or after the 90 day period, including the last day of such 10 consecutive trading day period, provided that if the conditions to release are satisfied during a Blackout Period, the respective lock-up party’s Class A ordinary shares will be released on the third full trading day immediately following the expiration of such Blackout Period as long as the last reported closing price on the NYSE is at least 33% greater than the initial public offering price per Class A ordinary share set forth on the cover page of this prospectus on the date of such Blackout Period expiration (as of June 30, 2021, up to approximately 7,400,101 Class A ordinary shares held by non-Riskified Employees may be released pursuant to this provision); and
•if the lock-up party is a Riskified Employee, 20% of the respective lock-up party’s Class A ordinary shares that are subject to the lock-up restrictions as of the last day of the first completed quarterly period following the most recent period for which financial statements are included in the prospectus (including vested and exercisable options or warrants to purchase any Class A ordinary shares) will be released at the commencement of the second trading day after we announce our earnings by a press release issued through a major news service or on a Form 6-K for the first completed quarterly period following the most recent period for which financial statements are included in the prospectus (as of June 30, 2021, up to approximately 1,824,600 Class A ordinary shares held by Riskified Employees may be released pursuant to this provision).

The restrictions set forth above applicable to our executive officers and directors and the holders of substantially all of our outstanding Class A ordinary shares are subject to specified exceptions, including the following:
(a)transfers of Class A ordinary shares (i) as a bona fide gift or gifts, (ii) to any member of the lock-up party’s family or to any trust for the direct of indirect benefit of the lock-up party or the lock-up party’s immediate family, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a trustor, trustee or beneficiary of such trust, (iii) upon death or by will, testamentary document or intestate succession;
(b)transfers in connection with a sale of the lock-up party’s Class A ordinary shares acquired (i) in this offering, if the lock-up party is not a director or officer, or (ii) in open market transactions after the completion of this offering;
(c)if the lock-up party is a corporation, partnership, limited liability company or other business entity, transfers (i) to another corporation, partnership, limited liability company or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlled or managed by the lock-up party or affiliates of the lock-up party, or (ii) as part of a distribution by the lock-up party to its shareholders, partners, members or other equityholders or to the estate of any such shareholders, partners, members or other equityholders;

(d)transfers to us in connection with the vesting or settlement of restricted stock units or the “net” or “cashless” exercise of options, warrants or other rights to purchase Class A ordinary shares (for purposes of exercising such options, warrants or rights, including any transfer for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or other rights), in all such cases pursuant to equity awards granted under a stock incentive plan or other equity award plan described in this prospectus, provided that any Class A ordinary shares received upon such vesting, settlement or exercise shall be subject to the terms of the lock-up agreement;
(e)transfers to us in connection with (i) the repurchase of Class A ordinary shares issued pursuant to equity awards granted under a stock incentive plan or other equity award plan described in this prospectus or (ii) a right of first refusal that we have with respect to transfers of such shares or securities;
(f)transfers of Class A ordinary shares pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of our Class A ordinary shares involving a change of control that is approved by the our board of directors or our shareholders, provided that in the event that such tender offer, merger, consolidation or other similar transaction is not completed, the lock-up party’s Class A ordinary shares shall remain subject to the provisions of the lock-up agreement;
(g)transfers of Class A ordinary shares by operation of law pursuant to the rules of descent and distribution or pursuant to a qualified domestic order or in connection with a divorce settlement or any related court order;
(h)the sale of our Class A ordinary shares to the underwriters pursuant to the underwriting agreement;
(i)receipt of our Class A ordinary shares in connection with (i) the exercise of options or the vesting and settlement of RSUs or other rights granted under a stock incentive plan or other equity award plan described in this prospectus and (ii) the exercise of warrants as described in this prospectus, provided that in each case, any Class A ordinary shares issued upon exercise of such option, warrant or other rights or the vesting and settlement of restricted stock units shall continue to be subject to the restrictions set forth in the lock-up agreement until the expiration of the Lock-Up Period; and
(j)entry into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act after the date of the lock-up agreement relating to the sale of the lock-up party’s Class A ordinary shares, provided that the securities subject to such plan may not be transferred until after the expiration of the Lock-Up Period, and provided further that no public announcement, report or filing under Section 16 of the Exchange Act shall be required during the Lock-Up Period with respect to such plan and the undersigned does not otherwise voluntarily effect any public announcement, report or filing regarding the establishment of such plan during the Lock-Up Period;

provided that:
•in the case of (a) and (c) above, such transfer shall not involve of a disposition for value,
•in the case of (a), (c), and (g) above, it shall be a condition to the transfer or distribution that the donee, transferee or distributee, as the case may be, agrees in writing to be bound by the restrictions set forth in the lock-up agreement,

•in the case of (a), (b), and (c) above, no filing under Section 16 of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Class A ordinary shares shall be required or shall be voluntarily made during the Lock-Up Period, and
•in the case of (d), (e) and (g) above, no filing under Section 16 of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Class A ordinary shares shall be voluntarily made during the Lock-Up Period and, if the lock-up party is required to file a report under Section 16 of the Exchange Act during the Lock-Up Period, the lock-up party shall include a statement in such report to the effect that such transfer is to us in connection with the vesting or settlement of RSUs or the “net” or “cashless” exercise of options, warrants or other rights to purchase Class A ordinary shares, repurchase of Class A ordinary shares, to us pursuant to a right of first refusal, or by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement or any other court order, as the case may be.
The restrictions set forth above applicable to us are subject to specified exceptions, including, but not limited to, (i) any Class A ordinary shares or any security convertible into or exercisable for Class A ordinary shares issued by us in connection with the acquisition by us or any of our subsidiaries of not less than a majority or controlling portion of the securities, business, property or other assets of another person or entity or pursuant to an employee benefit plan assumed by us in connection with such acquisition and (ii) any Class A ordinary shares or any security convertible into or exercisable for Class A ordinary shares issued by us in connection with a transaction that includes a bona fide commercial relationship (including joint ventures, marketing or distribution arrangements, collaboration agreements, intellectual property license agreements and other strategic transactions), provided that the aggregate number of Class A ordinary shares that we sell or issue or agree to sell or issue pursuant to such transactions shall not exceed 5% of the total number of Class A ordinary shares issued and outstanding immediately following the completion of this offering.
Rule 144
In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our Class A ordinary shares then outstanding or the average weekly trading volume of our Class A ordinary shares on the NYSE during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 as currently in effect, each of our employees, consultants or advisors who purchases our Class A ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the closing of this offering is eligible to resell such Class A ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, as described below.
Rule 701 will apply to the options granted under our incentive plans prior to the closing of this offering, along with the shares acquired upon exercise of these options, including exercises after the closing of this offering. Securities issued in reliance on Rule 701 are restricted securities and may be sold beginning 90 days after the closing of this offering in reliance on Rule 144 by:
•persons other than affiliates, without restriction; and
•affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.
Equity Awards
Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register Class A ordinary shares reserved for issuance under our equity incentive plans. The registration statement on Form S-8 will become effective automatically upon filing.
Class A ordinary shares issued upon exercise of a share option or vesting of an RSU and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements with the underwriters will expire. See “Management—Equity Incentive Plans.”
Registration Rights
Upon the closing of this offering, the holders of approximately 94% of our outstanding ordinary shares will be entitled under our Investors’ Rights Agreement to certain rights with respect to registration of their ordinary shares. See “Certain Relationships and Related Party Transactions—Registration Rights.”

TAXATION AND GOVERNMENT PROGRAMS
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our Class A ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Israeli Tax Considerations
The following is a brief summary of the material Israeli tax laws applicable to us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our Class A ordinary shares purchased by investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.
General Corporate Tax Structure in Israel
Israeli companies are generally subject to corporate tax. The current corporate tax rate is 23%. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.
Tax Benefits and Grants for Research and Development
Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, related to scientific research and development for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:
•the expenditures are approved by the relevant Israeli government ministry, determined by the field of research;
•the research and development must be for the promotion of the company; and
•the research and development are carried out by or on behalf of the company seeking such tax deduction.
The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Under these research and development deduction rules, no deduction is allowed for any expense invested in an asset depreciable under the general depreciation rules of the Israeli Income Tax Ordinance (New Version), 5721-1961. Expenditures that do not qualify for this special deduction are deductible in equal amounts over three years.
From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such request will be granted.
Law for the Encouragement of Capital Investments, 1959
The Law for the Encouragement of Capital Investments, 1959, or the Investment Law, provides certain incentives for capital investment in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, is entitled to benefits. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made.
The Investment Law has been amended several times over the recent years, with the most significant changes effective as of January 1, 2011, or the 2011 Amendment, and as of January 1, 2017, or the 2017 Amendment. The 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
The New Technological Enterprise Incentives Regime—the 2017 Amendment
The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.
The new incentives regime will apply to “Preferred Technology Enterprises,” or PTE, that meet certain conditions, including: (1) the R&D expenses in the three years preceding the tax year were at least 7% on average of one year out of the company’s turnover or exceeded NIS 75 million (approximately $20 million) for a year; and (2) one of the following: (a) at least 20% of the workforce (or at least 200 employees) are employees whose full salary has been paid and reported in the company’s financial statements as R&D; (b) a venture capital investment approximately equivalent to at least NIS 8 million (approximately $2.1 million) was previously made in the company and the company did not change its line of business; (c) growth in sales by an average of 25% or more over the three years preceding the tax year, provided that the turnover was at least NIS 10 million (approximately $2.7 million), in the tax year and in each of the preceding three years; or (d) growth in workforce by an average of 25% or more over the three years preceding the tax year, provided that the company employed at least 50 employees, in the tax year and in each of the preceding three years.
A “Special Preferred Technology Enterprise” is an enterprise that meets conditions 1 and 2 above, and in addition has total annual consolidated revenues above NIS 10 billion (approximately $2.7 billion).
PTE will be subject to a reduced corporate tax rate of 12% on their income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. These corporate tax rates shall apply only with respect to the portion of intellectual property developed in Israel. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million (approximately $53 million), and the sale receives prior approval from the Israel Innovation Authority (previously known as the Israeli Office of the Chief Scientist), or IIA. Special Preferred Technology Enterprises will be subject to 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million (approximately $133 million), will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders - subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate, 20% or such lower rate as may be provided in an applicable tax treaty). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, will apply). If such dividends are distributed to a parent non-Israeli company holding, solely or together with other non-Israeli companies, at least 90% of the shares of the distributing company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate).
Currently, the Company has not exhausted the tax benefits that it might be eligible for as a Preferred Technology Enterprise or a Special Preferred Technology Enterprise under the 2017 Amendment.
Taxation of Non-Israeli Resident Shareholders
Capital Gains Taxes
Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli tax law distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus. Generally, Real Capital Gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 25%. However, if the shareholder is a “substantial shareholder” at the time of sale or at any time during the preceding 12- month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax rate of 23% (in 2021).
A non-Israeli resident who derives capital gains from the sale of shares of an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents (i) have a controlling interest of more than 25% in any of the means of control of such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
In addition, such exemption is not applicable to a person whose gains from selling or disposing the shares are deemed to be business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the tax treaty between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United

States-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the United States-Israel Tax Treaty, a Treaty U.S. Resident may be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition of the shares, subject to the limitations under U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not provide such credit against any U.S. state or local taxes.
Regardless of whether non-Israeli shareholders may be liable for Israeli capital gains tax on the sale of our ordinary shares, the payment of the consideration for such sale may be subject to withholding of Israeli tax at source and holders of our ordinary shares may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israel Tax Authority may require shareholders who are not liable for Israeli capital gains tax on such a sale to sign declarations on forms specified by the Israel Tax Authority, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the Israel Tax Authority may require the purchaser of the shares to withhold tax at source).
Taxation on Receipt of Dividends
Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in an applicable tax treaty between Israel and the shareholder’s country of residence. However, if the shareholder who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate will be 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not).
However, a reduced tax rate may be provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest and further provided that such income was not subject to corporate tax benefits under the Investment Law.
Surtax
Subject to the provisions of an applicable tax treaty, individuals who are subject to income tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, income derived from dividends, interest and capital gains) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.
Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations
The following summary describes certain United States federal income tax considerations generally applicable to United States Holders (as defined below) of our Class A ordinary shares. This summary deals only with our Class A ordinary shares held as capital assets within the meaning of Section 1221 of the Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own our Class A ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, United States expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired our Class A ordinary shares in a compensatory transaction, holders subject to special tax accounting rules as a result of any item of gross income with respect to our Class A ordinary shares being taken into account in an applicable financial statement, holders which are entities or arrangements treated as partnerships for United States federal income tax purposes or holders that actually or constructively through attribution own 10% or more of the total voting power or value of our outstanding shares.
This summary is based upon the Code, applicable United States Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service, or the IRS, regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any United States federal tax consequences other than United States federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).
As used herein, the term “United States Holder” means a beneficial owner of our Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in the Code Section 7701(a)(30), or (b) that has a valid election in effect under applicable United States Treasury regulations to be treated as a “United States person.”
If an entity or arrangement treated as a partnership for United States federal income tax purposes acquires our Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in our Class A ordinary shares should consult their tax advisors regarding the United States federal income tax consequences of acquiring, owning, and disposing of our Class A ordinary shares.
THE SUMMARY OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.
Dividends
Although we do not anticipate paying any dividends in the foreseeable future, as described in “Dividend Policy” above, if we do make any distributions, subject to the discussion below under “—Passive Foreign Investment Company,” the amount of dividends paid to a United States Holder with respect to our Class A ordinary shares before reduction for any Israeli taxes withheld therefrom generally will be included in the United States Holder’s gross income as ordinary income from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the United States Holder’s adjusted tax basis in those Class A ordinary shares and thereafter as capital gains. However, we do not intend to calculate our earnings and profits under United States federal income tax principles. Therefore, United States Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.
Foreign withholding tax (if any) paid on dividends on our Class A ordinary shares at the rate applicable to a United States Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s United States federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s United States federal taxable income. Dividends paid on our Class A ordinary shares generally will constitute “foreign source income” and “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our United States source earnings and profits may be re-characterized as United States source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. If we are treated as a “United States-owned foreign corporation,” and if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on the Class A ordinary shares allocable to our United States source earnings and profits will be treated as United States source, and, as such, the ability of a United States Holder to claim a foreign tax credit for any Israeli withholding taxes payable in respect of our dividends may be limited. The rules governing the treatment of foreign taxes imposed on a United States Holder and foreign tax credits are complex, and United States Holders should consult their tax advisors about the impact of these rules in their particular situation.
Dividends received by certain non-corporate United States Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that (i) either our Class A ordinary shares are readily tradable on an established securities market in the United States or we are eligible for benefits under a comprehensive United States income tax treaty that includes an exchange of information program and which the United States Treasury Department has determined is satisfactory for these purposes, (ii) we are neither a PFIC (as discussed below) nor treated as such with respect to the United States Holder for either the taxable year in which the dividend is paid or the preceding taxable year, and (iii) the United States Holder satisfies certain holding periods and other requirements. In this regard, shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on the NYSE, as our Class A ordinary shares are expected to be. United States Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends paid with respect to our Class A ordinary shares. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other United States corporations.
Disposition of Class A Ordinary Shares
Subject to the discussion below under “—Passive Foreign Investment Company,” a United States Holder generally will recognize capital gains or loss for United States federal income tax purposes on the sale or other taxable disposition of our Class A ordinary shares equal to the difference, if any, between the amount realized and the United States Holder’s adjusted tax basis in those Class A ordinary shares. If any Israeli tax is imposed on the sale, exchange or other disposition of our Class A ordinary shares, a United States Holder’s amount realized will include the gross amount of the proceeds of the deposits before deduction of the Israeli tax. In general, capital gains recognized by a non-corporate United States Holder, including an individual, are subject to a lower rate under current law if such United States Holder held shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as United States source income or loss for purposes of the foreign tax credit. A United States Holder’s initial tax basis in shares generally will equal the cost of such shares. Because gain for the sale or other taxable disposition of our Class A ordinary shares will be treated as United States source income, and you may use foreign tax credits against only the portion of United States federal income tax liability that is attributed to foreign source income in the same category, your ability to utilize a foreign tax credit with respect to the Israeli tax imposed on any such sale or other taxable disposition, if any, may be significantly limited. In addition, if you are eligible for the benefit of the income tax convention between the United States and the State of Israel and pay Israeli tax in excess of the amount applicable to you under such convention or if the Israeli tax paid is refundable, you will not be able to claim any foreign tax credit or deduction with respect to such excess portion of the Israeli tax paid. You should consult your tax advisor as to whether the Israeli tax on gains may be creditable or deductible in light of your particular circumstances and your ability to apply the provisions of an applicable treaty.
Passive Foreign Investment Company
We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income are categorized as passive assets, and the value of goodwill and other unbooked intangible assets is generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock. Based on our anticipated market capitalization and the composition of our income, assets and operations, we do not expect to be a PFIC for United States federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Moreover, the aggregate value of our assets for purposes of the PFIC determination may be determined by reference to the trading value of our Class A ordinary shares at the time of our initial public offering and in the future, which could fluctuate significantly. In addition, it is possible that the IRS may take a contrary position with respect to our determination in any particular year, and therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or in the future. Certain adverse United States federal income tax consequences could apply to a United States Holder if we are treated as a PFIC for any taxable year during which such United States Holder holds our Class A ordinary shares. Under the PFIC rules, if we were considered a PFIC at any time that a United States Holder holds our Class A ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC, and (ii) the United States Holder has made a “deemed sale” election under the PFIC rules.
If we are a PFIC for any taxable year that a United States Holder holds our Class A ordinary shares, unless the United States Holder makes certain elections, any gain recognized by the United States Holder on a sale or other disposition of our Class A ordinary shares would be allocated pro-rata over the United States Holder’s holding period for the Class A ordinary shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or the highest rate in effect for corporations, as appropriate, for that taxable year, and an interest charge would be imposed. Further, to the extent that any distribution received by a United States Holder on our Class A ordinary shares exceeds 125% of the average of the annual distributions on the Class A ordinary shares received during the preceding three years or the United States Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of our Class A ordinary shares if we were a PFIC, described above. If we are treated as a PFIC with respect to a United States Holder for any taxable year, the United States

Holder will be deemed to own equity in any of the entities in which we hold equity that also are PFICs. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Class A ordinary shares. In addition, a timely election to treat us as a qualified electing fund under the Code would result in an alternative treatment. However, we do not intend to prepare or provide the information that would enable United States Holders to make a qualified electing fund election. If we are considered a PFIC, a United States Holder also will be subject to annual information reporting requirements. United States Holders should consult their tax advisors about the potential application of the PFIC rules to an investment in the Class A ordinary shares.
Information Reporting and Backup Withholding
Distributions on and proceeds paid from the sale or other taxable disposition of our Class A ordinary shares may be subject to information reporting to the IRS. In addition, a United States Holder (other than an exempt holder who establishes its exempt status if required) may be subject to backup withholding on dividend payments and proceeds from the sale or other taxable disposition of our Class A ordinary shares paid within the United States or through certain U.S.-related financial intermediaries.
Backup withholding will not apply, however, to a United States Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the United States Holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Financial Asset Reporting
Certain United States Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. Our Class A ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the Class A ordinary shares are held in an account at certain financial institutions. United States Holders should consult their tax advisors regarding the application of these reporting requirements.

UNDERWRITING
The Company, the selling shareholder and the underwriters named below have entered into an underwriting agreement with respect to the ordinary shares being offered by the Company and the selling shareholder. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ordinary shares indicated in the following table. Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are the representatives of the underwriters.

Number of Class A Ordinary Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.
KeyBanc Capital Markets Inc.
Piper Sandler & Co.
Truist Securities, Inc.
William Blair & Company, L.L.C.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC
Stern Brothers & Co.
Total	17,500,000
The underwriters are committed to take and pay for all of the Class A ordinary shares being offered, if any are taken, other than the Class A ordinary shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to purchase up to an additional 2,625,000 Class A ordinary shares from the Company to cover sales by the underwriters of a greater number of Class A ordinary shares than the total number set forth in the table above. They may exercise that option for 30 days. If any Class A ordinary shares are purchased pursuant to this option, the underwriters will severally purchase Class A ordinary shares in approximately the same proportion as set forth in the table above.
The following table shows the per Class A ordinary share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling shareholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,625,000 additional Class A ordinary shares.

	Paid by the Company		Paid by the Selling Shareholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Class A Ordinary Share	$	$	$	$
Total	$	$	$	$
The Company estimates that its portion of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5,442,185, all of which will be paid by the Company. The Company has also agreed to reimburse the underwriters for up to $30,000 for certain of their expenses incurred in connection with this offering.
Class A ordinary shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Class A ordinary shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per Class A ordinary share

from the initial public offering price. After the initial offering of the Class A ordinary shares, the representatives may change the offering price and the other selling terms. The offering of the Class A ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We currently anticipate that up to 3% of the Class A ordinary shares offered hereby will, at our request, be offered to retail investors through Robinhood Financial, LLC, as a selling group member, via its online brokerage platform. Robinhood Financial is not affiliated with the Company. Purchases through the Robinhood platform will be subject to the terms, conditions and requirements set by Robinhood. Any purchase of our Class A ordinary shares in this offering through the Robinhood platform will be at the same initial public offering price, and at the same time, as any other purchases in this offering, including purchases by institutions and other large investors. The Robinhood platform and information on the Robinhood application do not form a part of this prospectus.
The Company and its officers, directors, and holders of substantially all of the Company’s ordinary shares, including the selling shareholder, have agreed with the underwriters, subject to certain exceptions and certain early release provisions, not to, directly or indirectly, offer, sell contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of or hedge any of its ordinary shares, or any options or warrants to purchase any of its ordinary shares, or securities convertible into or exchangeable for ordinary shares during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC. See “Shares Eligible for Future Sale—Lock-Up Agreements” for a discussion of certain early release exceptions and transfer restrictions.
Prior to the offering, there has been no public market for the ordinary shares. The initial public offering price has been negotiated among the Company, the selling shareholder and the representatives. Among the factors to be considered in determining the initial public offering price of the ordinary shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.
An application has been made to list the ordinary shares on the NYSE under the symbol "RSKD". In order to meet one of the requirements for listing the ordinary shares on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.
In connection with the offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional ordinary shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to cover the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase additional ordinary shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional ordinary shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ordinary shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ordinary shares. As a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.
The Company and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities or instruments of the issuer (directly, as collateral securing other obligations or otherwise) or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long or short positions in such assets, securities and instruments.
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom, each a Relevant State, no ordinary shares, or the Shares, have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the company or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
Each Underwriter has represented and agreed that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to the company or the selling shareholder; and
(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.
Israel
The ordinary shares offered by this prospectus have not been approved or disapproved by the Israel Securities Authority, or the ISA, nor have such ordinary shares been registered for sale in Israel. The ordinary shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus that has been approved by the ISA. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing this prospectus, nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ordinary shares being offered.
This document does not constitute a prospectus under the Israeli Securities Law and has not been filed with or approved by the ISA. In the State of Israel, this document may be distributed only to, and may be directed only at, and any offer of the ordinary shares may be directed only at, (i) to the extent applicable, a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law, or the Addendum, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the same and agree to it.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Australia
No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.
Any offer in Australia of the ordinary shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.
The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$50,424
FINRA filing fee	14,850
Stock exchange listing fee	295,000
Transfer agent’s fee	4,500
Printing and engraving expenses	220,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	2,236,510
Miscellaneous costs	620,901
Total	$5,442,185
All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS
The validity of our Class A ordinary shares and certain other matters of Israeli law will be passed upon for us by Meitar | Law Offices, Ramat Gan, Israel. Certain matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain matters of Israeli law will be passed upon for the underwriters by Goldfarb Seligman & Co., Tel Aviv, Israel. Certain matters of U.S. federal law will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Latham & Watkins LLP, New York, New York has acted as counsel for the selling shareholder in connection with certain legal matters related to this offering.

EXPERTS
Our consolidated financial statements as of December 31, 2019 and 2020, and for each of the two years ended December 31, 2020 included in this prospectus have been so included in reliance on the reports of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of Kost, Forer, Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492102, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.
We have irrevocably appointed Riskified, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 220 5th Avenue, 2nd Floor, New York, New York 10001.
We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to initiate an action with respect to U.S. securities laws claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.
Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:
•the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
•the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
•the judgment is executory in the state in which it was given.
Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:
•the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);
•the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;
•the judgment was obtained by fraud;
•the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;
•the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;
•the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.
If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.
Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our Class A ordinary shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We will send our transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

RISKIFIED LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Riskified Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Riskified Ltd. (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, convertible preferred shares and shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global
We have served as the Company’s auditor since 2014.
Tel-Aviv, Israel
April 16, 2021, except for the third paragraph of Note 2, as to which the date is July     , 2021

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$69,697	$103,609	$111,844
Restricted cash	3,016	3,048	4,422
Short-term deposits	—	14,009	7,009
Accounts receivable, net	24,746	37,194	22,485
Prepaid expenses and other current assets	3,424	5,639	8,370
Total current assets	100,883	163,499	154,130
Property and equipment, net	4,078	4,640	4,851
Deferred contract acquisition costs	2,696	6,983	7,395
Other assets, noncurrent	2,409	5,439	10,389
Total assets	$110,066	$180,561	$176,765
Liabilities, Convertible Preferred Shares, and Shareholders’ Deficit
Current liabilities:
Accounts payable	$4,888	$1,507	$1,610
Accrued compensation and benefits	8,841	15,548	12,751
Guarantee obligations	9,137	12,445	9,632
Provision for chargebacks, net	6,456	10,582	8,126
Accrued expenses and other current liabilities	7,975	11,839	29,531
Total current liabilities	37,297	51,921	61,650
Other liabilities, noncurrent	8,016	12,385	39,715
Total liabilities	45,313	64,306	101,365
Commitments and contingencies (Note 6)
Convertible preferred shares, NIS 0.0008 par value per share, 33,295,097 shares authorized as of December 31, 2019 and 2020, and March 31, 2021 (unaudited); 26,977,290, 29,878,116, and 29,878,116 shares issued and outstanding as of December 31, 2019 and 2020, and March 31, 2021 (unaudited), respectively; aggregate liquidation preference of $110,384, $165,558, and $165,558 as of December 31, 2019 and 2020, and March 31, 2021 (unaudited), respectively	105,354	159,564	159,564
Shareholders’ deficit:
Ordinary shares, NIS 0.0008 par value per share, 91,704,900 shares authorized as of December 31, 2019 and 2020, and March 31, 2021 (unaudited); 13,704,858, 14,310,552, and 14,483,696 shares issued and outstanding as of December 31, 2019 and 2020, and March 31, 2021 (unaudited), respectively	4	4	4
Additional paid-in capital	15,727	24,366	27,163
Accumulated deficit	(56,332)	(67,679)	(111,331)
Total shareholders’ deficit	(40,601)	(43,309)	(84,164)
Total liabilities, convertible preferred shares, and shareholders’ deficit	$110,066	$180,561	$176,765
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Revenue	$130,555	$169,740	$33,189	$51,083
Cost of revenue	64,867	76,916	15,725	22,455
Gross profit	65,688	92,824	17,464	28,628
Operating expenses:
Research and development	25,041	36,642	6,866	11,694
Sales and marketing	36,587	41,137	10,228	12,672
General and administrative	17,935	21,853	4,225	7,611
Total operating expenses	79,563	99,632	21,319	31,977
Operating profit (loss)	(13,875)	(6,808)	(3,855)	(3,349)
Interest income, net	53	145	14	34
Other income (expense), net	122	(3,609)	6,095	(39,722)
Profit (loss) before income taxes	(13,700)	(10,272)	2,254	(43,037)
Provision for income taxes	475	1,075	—	615
Net profit (loss)	(14,175)	(11,347)	2,254	(43,652)
Undistributed earnings attributable to participating securities	—	—	(2,254)	—
Net profit (loss) attributable to ordinary shareholders, basic and diluted	$(14,175)	$(11,347)	$—	$(43,652)
Net profit (loss) per share attributable to ordinary shareholders:
Basic	$(1.04)	$(0.81)	$0.00	$(3.02)
Diluted	$(1.04)	$(0.81)	$0.00	$(3.02)
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders:
Basic	13,597,794	14,022,788	13,716,177	14,465,175
Diluted	13,597,794	14,022,788	17,757,380	14,465,175
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
(in thousands, except share data)

	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of January 1, 2019 (as reported)	24,496,805	$62,974	13,276,756	$4	$4,231	$(43,911)	$(39,676)
Effect of adoption of ASC 606	—	—	—	—	—	1,754	1,754
Balance as of January 1, 2019 (as adjusted)	24,496,805	62,974	13,276,756	4	4,231	(42,157)	(37,922)
Issuance of Series E convertible preferred shares, net of issuance costs of $1,733, warrants of $1,771, and tranche rights of $1,318	2,480,485	42,380	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	428,102	(*)	237	—	237
Share-based compensation expense	—	—	—	—	11,259	—	11,259
Net profit (loss)	—	—	—	—	—	(14,175)	(14,175)
Balance as of December 31, 2019	26,977,290	105,354	13,704,858	4	15,727	(56,332)	(40,601)
Issuance of Series E convertible preferred shares, net of issuance costs of $1,540	2,900,826	53,659	—	—	—	—	—
Settlement of convertible preferred share tranche rights upon issuance of Series E convertible preferred shares	—	551	—	—	—	—	—
Issuance of ordinary shares upon exercise of share options	—	—	605,694	(*)	642	—	642
Share-based compensation expense	—	—	—	—	7,997	—	7,997
Net profit (loss)	—	—	—	—	—	(11,347)	(11,347)
Balance as of December 31, 2020	29,878,116	159,564	14,310,552	4	24,366	(67,679)	(43,309)
Issuance of ordinary shares upon exercise of share options (unaudited)	—	—	173,144	(*)	224	—	224
Share-based compensation expense (unaudited)	—	—	—	—	2,573	—	2,573
Net profit (loss) (unaudited)	—	—	—	—	—	(43,652)	(43,652)
Balance as of March 31, 2021 (unaudited)	29,878,116	$159,564	14,483,696	$4	$27,163	$(111,331)	$(84,164)
(*) Amount less than $1.
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT
(in thousands, except share data)

	Three Months Ended March 31, 2020 (unaudited)
	Convertible Preferred Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2019	26,977,290	$105,354	13,704,858	$4	$15,727	$(56,332)	$(40,601)
Issuance of ordinary shares upon exercise of share options (unaudited)	—	—	29,398	(*)	59	—	59
Share-based compensation expense (unaudited)	—	—	—	—	489	—	489
Net profit (loss) (unaudited)	—	—	—	—	—	2,254	2,254
Balance as of March 31, 2020 (unaudited)	26,977,290	$105,354	13,734,256	$4	$16,275	$(54,078)	$(37,799)
(*) Amount less than $1.
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(14,175)	$(11,347)	$2,254	$(43,652)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	119	186	(53)	(101)
Provision for (benefit from) account receivable allowances	409	12	(116)	129
Depreciation and amortization	715	1,360	278	504
Amortization of deferred contract costs	906	2,175	335	828
Gain from insurance proceeds received related to property and equipment	(379)	—	—	—
Remeasurement of convertible preferred share warrant liabilities	654	3,850	(456)	23,384
Remeasurement of convertible preferred share tranche rights	(248)	1,959	(5,496)	15,861
Share-based compensation expense	11,237	7,945	477	2,549
Other	86	(9)	—	(16)
Changes in operating assets and liabilities:
Accounts receivable	(3,284)	(12,568)	10,832	14,561
Deferred contract acquisition costs	(2,361)	(6,462)	(550)	(1,034)
Prepaid expenses and other assets	(3,132)	(3,235)	186	(5,055)
Accounts payable	2,680	(3,707)	(1,882)	49
Accrued compensation and benefits	2,176	6,500	(1,909)	(2,795)
Guarantee obligations	44	3,308	(3,871)	(2,813)
Provision for chargebacks, net	4,399	4,126	(1,892)	(2,456)
Accrued expenses and other liabilities	3,997	2,787	2,214	3,926
Net cash provided by (used in) operating activities	3,843	(3,120)	351	3,869
Cash flows from investing activities:
Purchases of short-term deposits	—	(14,000)	—	—
Maturities of short-term deposits	—	—	—	7,016
Insurance proceeds received related to property and equipment	379	—	—	—
Purchases of property and equipment	(2,113)	(1,507)	(674)	(388)
Capitalized software development costs	(419)	(1,454)	(365)	(292)
Net cash provided by (used in) investing activities	(2,153)	(16,961)	(1,039)	6,336
Cash flows from financing activities:
Proceeds from issuance of Series E convertible preferred shares and warrants, net of issuance costs	45,569	53,559	—	—
Proceeds from exercise of share options	237	642	59	224
Payments of deferred offering costs	—	(176)	—	(820)

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Net cash provided by (used in) financing activities	45,806	54,025	59	(596)
Net increase (decrease) in cash, cash equivalents, and restricted cash	47,496	33,944	(629)	9,609
Cash, cash equivalents, and restricted cash—beginning of period	25,217	72,713	72,713	106,657
Cash, cash equivalents, and restricted cash—end of period	$72,713	$106,657	$72,084	$116,266

Supplemental disclosures of cash flow information:
Cash paid for interest	$18	$4	$4	$—
Cash paid for income taxes	$—	$1,176	$3	$—

Supplemental disclosures of noncash investing and financing activities:
Purchases of property and equipment during the period included in accounts payable	$194	$184	$311	$324
Share-based compensation capitalized for software development	$22	$52	$12	$24
Software development costs, accrued but not paid	$34	$172	$126	$82
Deferred offering costs accrued but not paid	$—	$369	$—	$1,783
Issuance of convertible preferred share tranche rights	$1,318	$—	$—	$—
Settlement of convertible preferred share tranche rights	$—	$551	$—	$—
Series E convertible preferred shares issuance cost accrued but not paid	$100	$—	$—	$—

Reconciliation of cash, cash equivalents, and restricted cash within the consolidated balance sheets to the amounts shown in the consolidated statements of cash flows above:
Cash and cash equivalents	$69,697	$103,609	$69,080	$111,844
Restricted cash	3,016	3,048	3,004	4,422
Total cash, cash equivalents, and restricted cash	$72,713	$106,657	$72,084	$116,266
The accompanying notes are an integral part of these consolidated financial statements.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.Organization and Description of Business
Riskified Ltd., together with its subsidiaries, “Riskified”, “we”, “us”, “our” or the “Company,” was incorporated under the laws of the State of Israel in 2012 and commenced operations in January 2013. We have built a next-generation eCommerce risk management platform that allows our customers—online merchants—to create trusted relationships with their consumers. Our core product, the Chargeback Guarantee, is designed to ensure the legitimacy of our merchants’ online orders by approving or denying these orders with guaranteed performance levels that vary by merchant. We guarantee the outcome of our decisions by assuming the cost of fraud associated with each approval. We drive higher sales and reduce fraud and other operating costs for our merchants and strive to provide superior consumer experiences, as compared to our merchants’ performance prior to onboarding us.
2.Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, and include the accounts of Riskified Ltd. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Share Split
On June 14, 2020, a 25-for-1 share split of our then-outstanding ordinary shares and convertible preferred shares was effected. All information related to our ordinary shares and their associated par value, convertible preferred shares and their associated par value, share options, restricted share units, and warrants to purchase convertible preferred shares have been retroactively adjusted to give effect to the 25-for-1 share split for all periods presented.
Reverse Share Split
In connection with the effectiveness of the registration statement and contingent upon the closing of the IPO, we expect to effect a two-for-one Reverse Share Split of our Class A ordinary shares. The par value of our ordinary shares will not be eliminated as a result of the Reverse Share Split, but will be eliminated as a result of the Recapitalization discussed elsewhere in this registration statement. All information related to our ordinary shares and their associated par value, convertible preferred shares and their associated par value, share options, restricted share units, and warrants to purchase convertible preferred shares have been retroactively adjusted to give effect to the Reverse Share Split for all periods presented.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to the estimated customer life on deferred contract costs, the allowance for doubtful accounts, the fair value of financial assets and liabilities, the useful lives of property and equipment, capitalization and estimated useful life of internal-use software, share-based compensation including the determination of the fair value of our ordinary shares, the fair value of indemnification guarantees and the associated systematic and rational amortization method, provisions for chargebacks, the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights, and the valuation of deferred tax assets and uncertain tax positions. We base our estimates on assumptions, both historical and forward looking, trends, and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The novel coronavirus, or COVID-19, pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions. The full extent to which the COVID-19 pandemic will directly or indirectly impact the global economy, the lasting social effects, and impact on our business, results of operations, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. As of the date of issuance of these consolidated financial statements, we are not aware of any specific event or circumstance related to COVID-19 that would require us to update our estimates or judgments or adjust the carrying value of our assets or liabilities. As events continue to evolve and additional information becomes available, our estimates and assumptions may change materially in future periods. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Performance” included elsewhere in this prospectus for more information regarding the impact of COVID-19 on our business.
Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated balance sheet as of March 31, 2021, the interim consolidated statements of operations, convertible preferred shares and shareholders’ deficit, and cash flows for the three months ended March 31, 2020 and 2021, and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission, or SEC, and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of our financial position as of March 31, 2021 and our consolidated results of operations and cash flows for the three months ended March 31, 2020 and 2021. The results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any other future interim or annual period.
Foreign Currency
The U.S. dollar is our functional currency. Accordingly, monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars at exchange rates in effect at the end of each period. Foreign currency transaction gains and losses from these remeasurements are recognized in other income (expense), net, within the consolidated statements of operations. Foreign currency transactions resulted in net gains of $0.3 million, $2.1 million, $0.2 million, for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited), respectively, and a net loss of $0.2 million for the three months ended March 31, 2021 (unaudited).
From time to time, we enter into certain foreign exchange forward and options contracts to limit our exposure to foreign currencies. These contracts are not designated as hedging instruments and the fair value of outstanding derivative instruments were immaterial for the periods presented.
Concentration of Risks
Our financial instruments that are exposed to concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term deposits, and accounts receivable. We maintain our cash, cash equivalents, restricted cash, and short-term deposits with high-quality financial institutions mainly in the United States and Israel, the composition of which are regularly monitored by us. We have not experienced any material losses in such accounts.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Our customers are online merchants. For accounts receivable, we are exposed to credit risk in the event of nonpayment by online merchants to the extent the amounts are recorded in the consolidated balance sheets. We extend different levels of credit to online merchants and maintain reserves for potential credit losses based upon the expected collectability of accounts receivable. We manage credit risk related to our merchants by performing periodic evaluations of credit worthiness and consumer indebtedness and applying other credit risk monitoring procedures.
The following tables summarize our merchants that represented 10% or more of Accounts receivable, net and Revenue:

	Accounts receivable, net		Revenue
	As of December 31,		Year Ended December 31,
	2019	2020	2019	2020
Customer A	42%	37%	21%	18%
Customer B	*	12%	*	10%
Customer C	*	*	15%	*
Customer D	*	*	*	*
________________
*Represents less than 10%

	Accounts receivable, net	Revenue
	As of March 31,	Three Months Ended March 31,
	2021	2020	2021
	(unaudited)
Customer A	20%	20%	15%
Customer B	13%	*	13%
Customer C	*	*	*
Customer D	14%	*	*
________________
*Represents less than 10%
Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents consist of cash in banks and bank deposits. We consider all highly liquid investments, with an original maturity of three months or less at the date of purchase, to be cash equivalents. We maintain certain cash amounts restricted as to our withdrawal or use. Our restricted cash primarily consists of cash deposits to back letters of credit related to certain operating leases.
Short-Term Deposits
Short-term deposits consist of deposits with maturities of 12 months or less as of the balance sheet date. Short-term deposits are reported at fair value as of each balance sheet date.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We measure financial assets and liabilities at fair value for each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:
Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
Financial instruments consist of cash and cash equivalents, restricted cash, short-term deposits, accounts receivables, accounts payables, accrued liabilities, indemnification guarantees, convertible preferred share warrant liabilities, and convertible preferred share tranche rights. Cash, restricted cash, accounts receivable, accounts payable, and accrued liabilities are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date. Cash equivalents, short-term deposits, convertible preferred share warrant liabilities, and convertible preferred share tranche rights are stated at fair value on a recurring basis as disclosed in Note 4 below. The fair value measurement of convertible preferred share warrant liabilities and convertible preferred share tranche rights are measured using unobservable inputs that require a high level of judgment to determine fair value, and thus are classified as Level 3 financial instruments. We estimate the fair value of convertible preferred share warrant liabilities and convertible preferred share tranche rights using the Black-Scholes option-pricing model and a combination of the probability-weighted expected return method, or PWERM, and discounted present value model, respectively.
We record indemnification guarantees that we issue upon approving a transaction at fair value when issued using the income approach. To measure this guarantee, we consider the premium that would have been received for the same guarantee if it were issued in a stand-alone transaction. The fair value of these indemnification guarantees is determined based on historical chargeback claims, a risk premium fee that would be required for a third party to assume this liability, and an appropriate discount rate due to time. Historical chargeback guarantee claims are assumptions that are not readily observable in the marketplace and are generally classified as Level 3 inputs. Indemnification guarantees are recorded at fair value when issued and not remeasured to fair value each period. Please refer to Note 6 below for more information regarding indemnification guarantees.
Because of the inherent uncertainty of valuation, the estimated fair value of our financial instruments may differ significantly from the values that would have been used had a ready market for the financial instruments existed, and the differences could be material to our consolidated financial statements.
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount, net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on our assessment of the collectability of accounts. We regularly review the adequacy of the allowance for doubtful accounts based on a combination of factors, including an assessment of the current merchant’s credit worthiness, the age of the balance, the nature and size of the merchant, the financial condition of the merchant, and the amount of any receivables in dispute. Accounts receivable deemed uncollectible are charged against the allowance for doubtful accounts when identified. The allowance for doubtful accounts was $0.6 million, $0.6 million, and $0.7 million as of December 31, 2019 and 2020, and March 31, 2021 (unaudited), respectively.
Property and Equipment, Net
Property and equipment are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. Expenditures for maintenance and repairs are expensed as incurred.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The estimated useful lives of our property and equipment are as follows:

Computer equipment	3 years
Furniture and office equipment	5 – 7 years
Leasehold improvements	Shorter of remaining lease term or estimated useful life
Capitalized Software Costs
Costs related to software acquired, developed, or modified solely to meet our internal requirements, with no substantive plans to market such software at the time of development are capitalized. Costs incurred during the preliminary project stage and during the post implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. Capitalized software development costs are recorded as part of Other assets, noncurrent. Maintenance costs are expensed as incurred. Capitalized software development costs are amortized on a straight-line basis over the software’s estimated useful life, which is four years and are recorded in cost of revenue in the consolidated statements of operations. As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), we have capitalized $0.5 million, $2.1 million, and $2.4 million, respectively, of qualifying software development costs.
Cloud Computing Arrangement Implementation Costs
We capitalize certain implementation costs incurred in a cloud computing arrangement during the application development stage pursuant to Accounting Standards Codification, or ASC, 350-40, Internal Use Software. These costs are amortized over the term of the hosting arrangement on a straight-line basis, and are included within operating expenses in the consolidated statements of operations. Costs incurred in the preliminary stages of development are analogous to research and development activities and are expensed as incurred. These capitalized costs are included in Other assets, noncurrent on the consolidated balance sheets. As of all of the periods presented, we have capitalized $0.3 million of qualifying cloud computing arrangement implementation costs.
Leases
Leases are reviewed and classified as either capital or operating leases at their inception. In certain lease agreements, we may receive renewal or expansion options, rent holidays, and other incentives. For operating leases, we recognize lease costs on a straight-line basis once we take control of the space, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.
Impairment of Long-Lived Assets
We evaluate the recoverability of long-lived assets, including property and equipment, for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. Such events and changes may include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy. Recoverability of these assets is measured by comparing the carrying amounts with the future undiscounted cash flows that the assets are expected to generate. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value. We determined that there were no material events or changes in circumstances that indicated that our long-lived assets were impaired during the periods presented.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Deferred Offering Costs
Deferred offering costs consist primarily of accounting, legal, and other fees directly related to our proposed initial public offering, or IPO. Upon consummation of the IPO, the deferred offering costs will be reclassified to shareholders’ deficit and recorded against the proceeds from the offering. In the event the offering is aborted, deferred offering costs will be expensed. We capitalized $0.5 million and $2.8 million of deferred offering costs within Other assets, noncurrent in the consolidated balance sheets as of December 31, 2020 and March 31, 2021 (unaudited), respectively. No offering costs were capitalized as of December 31, 2019.
Indemnification Guarantees
We provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to stand ready to indemnify our merchants for any costs incurred from a chargeback due to fraud (i.e., the “guarantee obligation”). Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460, Guarantees, or ASC 460, and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this legal obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and will be released to revenue in the consolidated statements of operations.
We are relieved from our guarantee obligation at the earlier of (a) paying a chargeback or (b) expiration of the guarantee which is generally six months from the date of the transaction. We recognize the guarantee obligation as revenue through a systematic and rational amortization method over a six-month period that is representative of our historical pattern of being released from risk under the guarantee obligation.
While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue in accordance with ASC 450, Contingencies, or ASC 450. Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. These liabilities are recorded within Provision for chargebacks, net on the consolidated balance sheets and will be reduced by credits issued or cash paid to merchants. Please refer to Note 6 below for additional information.
Convertible Preferred Share Warrants
Warrants to purchase our Series B/C and E-1 convertible preferred shares are recorded as a liability at fair value on our consolidated balance sheets as the underlying convertible preferred shares are contingently redeemable, upon a deemed liquidation event that is outside of our control, and therefore may obligate us to transfer assets in the future.
The Series B/C convertible preferred share warrants are remeasured to fair value at the end of each reporting period with changes in fair value recognized as a gain or loss within Other income (expense), net in the consolidated statements of operations until the earlier of the exercise of the warrants, the expiration of the warrants, or upon the completion of a qualified IPO of our ordinary shares at which point the Series B/C convertible preferred share warrants will convert to warrants to purchase ordinary shares, at which time the outstanding liability will be reclassified to additional paid-in capital in the consolidated balance sheets. The Series B/C convertible preferred share warrants may be exercised any time prior to, and shall expire upon, the earlier of (a) April 29, 2025, (b) the five year anniversary of the completion of a qualified IPO of our ordinary shares, or (c) immediately prior to the consummation of certain deemed liquidation events (excluding a qualified IPO of our ordinary shares).

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The Series E-1 convertible preferred share warrants are remeasured to fair value at the end of each reporting period with changes in fair value recognized as a gain or loss within Other income (expense), net in the consolidated statements of operations until the earlier of the exercise of the warrants, the expiration of the warrants, or the completion of a deemed liquidation event, including a qualified IPO of our ordinary shares, at which point the Series E-1 convertible preferred share warrants will be automatically exercised. Please refer to Note 8 below for additional information.
Convertible Preferred Share Tranche Rights
Our Series E convertible preferred share purchase agreement provides the holders the obligation to purchase additional Series E convertible preferred shares at future dates. We determined that the tranche rights meet the definition of a freestanding financial instrument as the tranche rights are legally detachable and separately exercisable from the Series E convertible preferred shares. We account for the tranche rights to purchase our Series E convertible preferred shares as an asset or liability on our consolidated balance sheets, as the tranche rights requires us to transfer equity instruments upon future settlement.
The tranche rights were recorded at fair value upon issuance and are remeasured to fair value upon settlement and at the end of each reporting period, with changes in fair value recognized as a gain or loss within Other income (expense), net in the consolidated statements of operations. Upon settlement and issuance of the additional Series E convertible preferred shares, the convertible preferred share tranche rights will be reclassified from being an asset or liability to convertible preferred shares in the consolidated balance sheets. Please refer to Note 7 below for additional information.
Revenue Recognition
We primarily generate revenue by granting merchants access to our eCommerce risk management platform and reviewing and approving eCommerce transactions for legitimacy. Revenue is also generated from the issuance of indemnification guarantees as noted above within “Indemnification Guarantees”. For the majority of our revenue, merchants pay us a percentage of every dollar of GMV that we approve and guarantee on their behalf. Our fee, as determined by our risk-based pricing model, in these situations is a percentage of the gross merchandise volume, or GMV, of our merchants’ orders that we approve, prior to taxes or other charges. These arrangements do not provide merchants with the right to take possession of our software platform. Rather, merchants are granted continuous access to our software platform under a hosting arrangement over the contractual period.
As noted above within “Indemnification Guarantees”, our contracts with our merchants obligate us to review eCommerce transactions for legitimacy as well as to stand ready to indemnify merchants for costs incurred associated with an approved transaction in the event of a chargeback due to fraud. Our fee is allocated between the consideration owed to us for our fraud review service and the consideration owed to us for issuing indemnification guarantees which are recorded at fair value. Consideration allocated to fraud review is recognized as revenue over the contract period in the month that the transactions are approved while consideration allocated to the indemnification guarantee is recognized as we are released from risk under the guarantee, generally over a six-month period from the date of the transaction.
We present revenue net of cancellations and adjustments for minimum service level agreements.
We elected to adopt ASC 606, as defined below, effective as of January 1, 2019, utilizing the modified retrospective transition method. Under this method, we evaluated contracts that were not complete as of the date of adoption as if those contracts had been accounted for under ASC 606. Accordingly, the consolidated financial statements for the years ended December 31, 2019 and 2020 and the unaudited interim consolidated financial statements for the three months ended March 31, 2020 and 2021 are presented under ASC 606. A cumulative catch-up adjustment was recorded to beginning accumulated deficit to reflect the impact of all existing arrangements under ASC 606. The impact of the adoption of ASC 606 is related to accounting for costs to obtain a contract and costs to fulfill a contract. Under ASC 606, we are required to capitalize and amortize incremental costs of obtaining a contract and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
fulfilling a contract, over an estimated period of benefit. We recorded a cumulative adjustment to opening accumulated deficit of $1.8 million as of January 1, 2019, of which $1.3 million related to the capitalization of commission expenses and $0.5 million related to the capitalization of integration expenses.
In accordance with ASC 606, revenue is recognized when a customer obtains control of promised products. The amount of revenue recognized reflects the consideration that we expect to receive in exchange for these products. To achieve the core principle of this standard, we applied the following five steps:
1.Identification of the contract, or contracts, with the merchant
We determine that we have a contract with a merchant when the contract is approved, each party’s rights and obligations regarding the products to be transferred can be identified, the payment terms for the products can be identified, we have determined the merchant has the ability and intent to pay, and the contract has commercial substance. At contract inception, we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. Contracts with our merchants are typically for a period of one year.
2.Identification of the performance obligations in the contract
Performance obligations promised in a contract are identified based on the products that will be transferred to the merchant that are both capable of being distinct, whereby the merchant can benefit from the products either on their own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the products is separately identifiable from other promises in the contract.
For SaaS arrangements, we provide access to our cloud-hosted software platform and reviewing and approving eCommerce transaction for legitimacy, without providing the merchant the right to take possession of our software, which we consider to be a single performance obligation. Revenue generated from the issuance of indemnification guarantees is accounted for under ASC 460. Please refer to “Indemnification Guarantees” above and Note 6 below for additional information.
3.Determination of the transaction price
As our contracts include an unknown quantity of approved transactions at a fixed contractual rate per approved transaction value executed on a monthly basis, the contract price is deemed variable. We allocate the variable consideration to the month in which we have the contractual right to bill under the contract as this represents the amount of consideration to which we expect to be entitled for the transfer of products during that month. Certain of our contracts include additional forms of variable consideration such as service level commitments relating to uptime availability and minimum approval rates as well as provisions that provide for reimbursements should our merchant’s consumer cancel an approved order. If we fail to meet these commitments, merchants are generally permitted to receive a refund in the form of a credit on their invoice. Under certain arrangements, when the merchant’s consumer cancels an order that we have approved, we provide a refund of some or all of the fees owed by our merchant to us generally in the form of a credit on our merchant’s invoice. The transaction price is reduced to reflect our estimate of the amount of consideration to which we are entitled based on the terms of the contract.
Payment terms and conditions vary by contract type, although terms generally include a requirement to pay within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts do not include a significant financing component. The primary purpose of our invoicing terms is to provide our merchants with simplified and predictable ways of purchasing our products; not to receive financing from our merchants or to provide merchants with financing. We applied the practical expedient in ASC 606 and did not evaluate payment terms of one year or less for the existence of a significant financing component. Revenue is recognized net of any taxes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
collected from merchants (e.g., sales tax and other indirect taxes), which are subsequently remitted to governmental entities. We generally do not offer a right of refund in our contracts.
4.Allocation of the transaction price to the performance obligations in the contract
Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price. Access to our cloud-hosted software is considered one performance obligation in the context of the contract and accordingly the transaction price is allocated to this single performance obligation.
5.Recognition of the revenue when, or as, a performance obligation is satisfied
Revenue is recognized at the time the related performance obligation is satisfied by transferring control of the promised service to the customer. Revenue is recognized in an amount that reflects the consideration that we expect to receive in exchange for those products. For SaaS arrangements, we have determined that these arrangements meet the variable consideration allocation exception and revenue is recognized over the contract period in the month that the transactions are approved.
Contract Balances
Contract assets consist of unbilled accounts receivable. The terms of our agreements are monthly, annual, or multi-year, and we typically invoice our merchants based on monthly usage. In some arrangements, a right to consideration for our performance under the merchant contract may occur before invoicing to the merchant, resulting in an unbilled accounts receivable. The amount of unbilled accounts receivable included within accounts receivable, net on the consolidated balance sheets was immaterial for the periods presented.
Cost to Obtain a Contract
We capitalize sales commissions and associated payroll taxes paid that are incremental to the acquisition of merchant contracts. These costs are recorded as Deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the merchant contract. Determining whether such costs are incremental to obtaining the online merchant contract requires a certain degree of judgment.
Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid for the renewal of a contract are amortized over the contractual term of the renewal. Sales commissions paid upon the initial acquisition of a merchant contract are amortized over an estimated period of benefit of four years. We determine the period of benefit for sales commissions paid for the acquisition of the initial merchant contract by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of the period of benefit include inherent uncertainties and the application of significant judgment.
Sales commissions are amortized on a straight-line basis and are included in sales and marketing expense in the consolidated statements of operations. We have applied the practical expedient in ASC 606 to expense as incurred those costs to obtain a contract with a merchant for which the amortization period would have been one year or less. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.
Cost to Fulfill a Contract
We capitalize certain integration services required in order to be able to fulfill the obligation to provide our products to our merchants. Integration services are promises that are not capable of being distinct.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
These costs are capitalized to the extent they are directly related to a contract, are recoverable, and generate or enhance resources that will be used in delivering our SaaS products. These costs are recorded as deferred contract fulfillment costs in Other assets, noncurrent on the consolidated balance sheets.
Capitalized costs to fulfill a contract are amortized on a straight-line basis over the expected period of benefit of four years and are included in cost of revenue in the consolidated statements of operations. We determine the period of benefit by taking into consideration the estimated customer life, technological life of our software, and other factors. These factors involved in the determination of period of benefit involve inherent uncertainties and the application of significant judgment. We periodically review these deferred contract fulfillment costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.
Cost of Revenue
Cost of revenue primarily consist of chargeback expenses, net of chargebacks won, and other expenses directly related to providing our products to our merchants. These other expenses include compensation and benefits related costs, including share-based compensation expense associated with teams integral in providing our service, hosting fees and software costs, payment processing fees, amortization of deferred contract fulfillment costs, depreciation expense, and allocated overhead.
Chargeback claims can be disputed and if the decision of the dispute concludes that the order was legitimate and not fraudulent, the chargeback is classified as chargeback won. We present chargeback expenses net of chargebacks won, since such amounts are refunded to us. Amounts for chargebacks won were $6.8 million, $8.2 million, $1.6 million, and $3.0 million for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively.
Research and Development
Research and development costs primarily consist of compensation and benefits related costs, including share-based compensation expense associated with research and development teams that are responsible for the design, development, and testing of our eCommerce risk management platform infrastructure including expenses associated with adding new features, increasing the functionality, and enhancing the usability of our platform. Research and development costs also consist of third-party software hosting fees used by our research and development teams, depreciation expense, and allocated overhead. Research and development costs are expensed as incurred.
Sales and Marketing
Sales and marketing costs primarily consist of compensation and benefits related costs, including share-based compensation expense directly associated with our sales and marketing teams. Sales and marketing costs also consists of costs associated with conferences, events, digital marketing and advertising programs, amortization of deferred contract acquisition costs including commissions, depreciation expense, and allocated overhead. Sales and marketing costs are expensed as incurred.
Digital marketing programs include advertising, promotional events, and brand-building activities. Advertising costs are expensed as incurred and were $4.7 million, $2.1 million, $1.1 million, and $0.8 million for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively.
General and Administrative
General and administrative costs primarily consist of compensation and benefits related costs, including share-based compensation expense associated with our finance, legal, human resources, information technology and administrative functions. General and administrative costs also consist of

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third-party professional service fees for external legal, accounting and other consulting services, depreciation expense, and allocated overhead. General and administrative costs are expensed as incurred.
Share-Based Compensation
Share-based compensation expense related to share-based awards is recognized based on the fair value of the awards granted. The fair value of each share option award is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying ordinary shares, the expected term of the share option, the expected volatility of the price of our ordinary shares, risk-free interest rates, and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The related share-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions. Forfeitures are accounted for as they occur.
We have granted to employees restricted share units, or RSUs, that vest upon the satisfaction of service-based and performance-based vesting conditions. The fair value of each RSU award is based on the fair value of the underlying ordinary shares as of the grant date. For RSU awards with both service-based and performance-based vesting conditions, the service-based vesting condition has varying terms, but is generally satisfied over four years. The performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) the six month anniversary of or, if earlier, March 15 of the year following, the occurrence of an IPO or (ii) consummation of a merger and acquisition, or M&A, transaction of the Company. RSU awards with service-based and performance-based vesting conditions are recognized using the accelerated attribution method once the performance-based vesting condition is probable of occurring. As of March 31, 2021, the performance-based vesting condition was not probable of being satisfied as a liquidation event such as a change in control or an IPO is generally not considered probable until it occurs. As a result, no share-based compensation expense related to these RSU awards has been recorded to date.
Income Taxes
We are subject to income taxes in Israel, the United States, and other jurisdictions. These other jurisdictions may have different statutory rates than in Israel. Income taxes are accounted for in accordance with ASC 740, Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax basis as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.
We recognize income tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such uncertain tax positions are then measured based on the largest benefit that is more likely than not to be realized upon the ultimate settlement.
Comprehensive Income (Loss)
Comprehensive income (loss) consists of other comprehensive income (loss) and net profit (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that are recorded as an element of shareholders’ deficit but are excluded from net profit (loss). We did not have any other

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comprehensive income (loss) transactions during the periods presented. Accordingly, comprehensive income (loss) is equal to net profit (loss) for the periods presented.
Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
We compute net profit (loss) per share using the two-class method required for participating securities. The two-class method requires income available to ordinary shareholders for the period to be allocated between ordinary shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. We consider our convertible preferred shares to be participating securities as the holders of the convertible preferred shares would be entitled to dividends in preference to ordinary shareholders. These participating securities do not contractually require the holders of such shares to participate in our losses. As such, net loss for the periods presented was not allocated to our participating securities.
Our basic net profit (loss) per share is calculated by dividing net profit (loss) attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. The diluted net profit (loss) per share is calculated by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. Diluted net profit (loss) per share is the same as basic net profit (loss) per share in periods when the effects of potentially dilutive shares of ordinary shares are anti-dilutive.
Segment Information
We operate our business in one operating segment and therefore have one reportable segment. Operating segments are defined as components of an entity that engage in business activities for which discrete financial information is available and regularly reviewed by the chief operating decision maker, who is our chief executive officer, in deciding how to allocate resources and assess performance. Our chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.
Revenue by geographical region can be found in the revenue recognition disclosures in Note 3 below. The following table presents our property and equipment, net of depreciation and amortization, by geographic region:

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
	(in thousands)
United States	$1,932	$2,074	$2,025
Israel	2,146	2,491	2,696
Rest of world	—	75	130
Total property and equipment, net	$4,078	$4,640	$4,851
Recently Adopted Accounting Pronouncements
As an emerging growth company, or EGC, the Jumpstart Our Business Startups Act, or the JOBS Act, allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The JOBS Act does not preclude an EGC from early adopting new or revised accounting standards. We have elected to use extended transition periods permissible under the JOBS Act while also early adopting certain accounting pronouncements. The adoption dates discussed below reflect these elections.
In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASC 606. The standard

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provides principles for recognizing revenue for the transfer of promised goods or services to customers for consideration to which the entity expects to be entitled to in exchange for those goods or services. We elected to adopt ASC 606, effective as of January 1, 2019 using the modified retrospective transition approach applied to those contracts that were not completed as of January 1, 2019. Results for reporting periods beginning after January 1, 2019 are presented under ASC 606. Accordingly, the consolidated financial statements for the years ended December 31, 2019 and 2020 and the unaudited interim consolidated financial statements for the three months ended March 31, 2020 and 2021 are presented under ASC 606. A cumulative effect adjustment of $1.8 million was recorded to beginning accumulated deficit as of January 1, 2019 to reflect the impact of all existing arrangements under ASC 606.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force), which provides guidance to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. We adopted ASU 2016-15 as of January 1, 2019 using a retrospective transition method and have applied to the periods presented on the consolidated statements of cash flows.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We adopted ASU 2016-18 as of January 1, 2019 using a retrospective transition method and have applied to the periods presented on the consolidated statements of cash flows.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which removes certain disclosure requirements related to the fair value hierarchy, modifies existing disclosure requirements related to measurement uncertainty and adds new disclosure requirements. The new disclosure requirements include disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted-average of significant unobservable inputs used to develop Level 3 fair value measurements. We adopted ASU 2018-13 as of January 1, 2019 and have applied to all the periods presented on our consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The amendments should be applied either retrospectively or prospectively to all implementation costs incurred after adoption. We prospectively adopted ASU 2018-15 as of January 1, 2019 and the adoption did not have a material impact on our consolidated financial statements.
Recently Issued Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), including subsequent amendments thereafter, which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset

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for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for us beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023.
We plan to adopt this guidance as of January 1, 2022. We expect to elect certain practical expedients permitted under the transition guidance within the new guidance, which allows us to carry forward the historical accounting relating to lease identification and classification for existing leases upon adoption. We also expect to elect to keep leases with an initial term of 12 months or less off of our consolidated balance sheets. We expect to elect not to separate lease and non-lease components for all classes of underlying assets. We are currently evaluating the impact that the adoption of Topic 842 will have on our consolidated financial statements and which of the acceptable transition methods we will elect to use. However, we expect that the adoption will result in the recognition of operating lease right of use assets and operating lease liabilities that were not previously recognized, which will increase total assets and liabilities on our consolidated balance sheets. We do not expect the adoption of Topic 842 to have a material impact to our consolidated statements of operations or cash flows.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, including subsequent amendments thereafter, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for us beginning January 1, 2023, and interim periods therein. Early adoption is permitted. We are currently evaluating whether to early adopt ASU 2016-13 and the effect that the guidance will have on our consolidated financial statements and related disclosures.
3.Revenue Recognition
Disaggregation of Revenue
The following tables summarize revenue by region based on the billing address of our merchants:

	Year Ended December 31,
	2019		2020
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
United States	$81,393	62%	$129,371	76%
Netherlands	19,616	15	4,953	3
Israel	284	*	879	1
Rest of world	29,262	23	34,537	20
Total revenue	$130,555	100%	$169,740	100%
_________________
*Represents less than 1%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended March 31,
	2020		2021
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated, unaudited)
United States	$22,624	68%	$40,276	79%
Israel	173	1	367	1
Rest of world	10,392	31	10,440	20
Total revenue	$33,189	100%	$51,083	100%
The following tables summarize revenue based on the nature and type of service provided to our merchants:

	Year Ended December 31,
	2019		2020
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated)
Fraud review service revenue (ASC 606)	$66,471	51%	$96,774	57%
Indemnification guarantee service revenue (ASC 460)	64,084	49	72,966	43
Total revenue	$130,555	100%	$169,740	100%

	Three Months Ended March 31,
	2020		2021
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except where indicated, unaudited)
Fraud review service revenue (ASC 606)	$16,813	51%	$26,812	52%
Indemnification guarantee service revenue (ASC 460)	16,376	49	24,271	48
Total revenue	$33,189	100%	$51,083	100%
We primarily generate revenue from our chargeback guarantee offering. Revenue generated from other offerings are not material.
Cost to Obtain a Contract
The following table represents a rollforward of deferred contract acquisition costs:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Beginning balance	$1,242	$2,696	$2,696	$6,983
Additions to deferred contract acquisition costs	2,079	5,857	438	1,034
Amortization of deferred contract acquisition costs	(625)	(1,570)	(223)	(622)
Ending balance	$2,696	$6,983	$2,911	$7,395

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Cost to Fulfill a Contract
The following table represents a rollforward of deferred contract fulfillment costs:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Beginning balance	$512	$1,213	$1,213	$2,166
Additions to deferred contract fulfillment costs	982	1,558	322	439
Amortization of deferred contract fulfillment costs	(281)	(605)	(112)	(206)
Ending balance	$1,213	$2,166	$1,423	$2,399
4.Fair Value Measurements
The following tables present information about our financial instruments that are measured at fair value on a recurring basis:

	As of December 31, 2019
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Liabilities:
Convertible preferred share tranche rights included in accrued expenses and other current liabilities	$499	$—	$—	$499
Convertible preferred share tranche rights included in other liabilities, noncurrent	571	—	—	571
Convertible preferred share warrant liabilities included in other liabilities, noncurrent	5,239	—	—	5,239
Total financial liabilities	$6,309	$—	$—	$6,309

	As of December 31, 2020
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
Financial Assets:
Bank deposits included in cash and cash equivalents	$17,052	$17,052	$—	$—
Short-term deposits	14,009	—	14,009	—
Total financial assets	$31,061	$17,052	$14,009	$—

Financial Liabilities:
Convertible preferred share tranche rights included in accrued expenses and other current liabilities	$2,478	$—	$—	$2,478
Convertible preferred share warrant liabilities included in other liabilities, noncurrent	9,089	—	—	9,089
Total financial liabilities	$11,567	$—	$—	$11,567

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	As of March 31, 2021
	Fair Value	Level 1	Level 2	Level 3
	(in thousands, unaudited)
Financial Assets:
Bank deposits included in cash and cash equivalents	$24,062	$24,062	$—	$—
Short-term deposits	7,009	—	7,009	—
Total financial assets	$31,071	$24,062	$7,009	$—

Financial Liabilities:
Convertible preferred share tranche rights included in accrued expenses and other current liabilities	$18,339	$—	$—	$18,339
Convertible preferred share warrant liabilities included in other liabilities, noncurrent	32,473	—	—	32,473
Total financial liabilities	$50,812	$—	$—	$50,812
The following table presents the summary of the changes in the fair value of our Level 3 financial instruments:

	Convertible Preferred Shares
	Warrant Liabilities	Tranche Rights
	(in thousands)
Balance as of January 1, 2019	$2,814	$—
Issuance of convertible preferred share warrants and tranche rights	1,771	1,318
Changes in fair value	654	(248)
Balance as of December 31, 2019	5,239	1,070
Settlement of convertible preferred share tranche rights	—	(551)
Changes in fair value	3,850	1,959
Balance as of December 31, 2020	9,089	2,478
Changes in fair value (unaudited)	23,384	15,861
Balance as of March 31, 2021 (unaudited)	$32,473	$18,339
We classify our bank deposits within Level 1 of the fair value hierarchy because it is valued based on quoted market prices in active markets. We classify our short-term deposits within Level 2 because they are valued using inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. We classify our convertible preferred share warrant liabilities within Level 3 as the fair value measurement is based on significant inputs not observed in the market, such as the fair value of our Series B/C and Series E convertible preferred shares. We classify our convertible preferred share tranche rights within Level 3 as the fair value measurement is based on significant inputs not observed in the market, such as the fair value of our Series E convertible preferred shares. There were no financial instruments that are measured at fair value on a recurring basis in the Level 1 or 2 categories as of December 31, 2019.
Please refer to Note 6 below for more information regarding the fair value of our indemnification guarantees.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
5. Consolidated Balance Sheet Components
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
	(in thousands)
Prepaid expenses	$2,799	$3,496	$4,264
Other receivables	468	2,045	4,055
Other	157	98	51
Prepaid expenses and other current assets	$3,424	$5,639	$8,370
Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
	(in thousands)
Computer equipment	$1,852	$3,016	$3,296
Furniture and office equipment	1,183	1,287	1,287
Leasehold improvements	2,547	2,950	3,234
Property and equipment, gross	5,582	7,253	7,817
Less: accumulated depreciation and amortization	(1,504)	(2,613)	(2,966)
Property and equipment, net	$4,078	$4,640	$4,851
Depreciation and amortization expenses were $0.7 million, $1.3 million, $0.3 million, and $0.4 million for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Other Assets, Noncurrent
Other assets, noncurrent consisted of the following:

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
	(in thousands)
Deferred contract fulfillment costs	$1,213	$2,166	$2,399
Other receivables, noncurrent	—	—	2,165
Capitalized software costs	453	2,079	2,396
Capitalized cloud computing arrangement implementation costs	305	301	322
Deferred offering costs	—	545	2,779
Other	438	348	328
Other assets, noncurrent	$2,409	$5,439	$10,389
Amortization expenses related to capitalized software costs and capitalized cloud computing arrangement implementation costs were zero, $0.1 million, zero, and $0.1 million for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
	(in thousands)
Customer credits	$2,743	$3,718	$3,701
Accrued expenses	2,410	3,075	4,216
Convertible preferred share tranche rights, current	499	2,478	18,339
Other	2,323	2,568	3,275
Accrued expenses and other current liabilities	$7,975	$11,839	$29,531
Other Liabilities, Noncurrent
Other liabilities, noncurrent consisted of the following:

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
	(in thousands)
Convertible preferred share warrant liabilities	$5,239	$9,089	$32,473
Deferred rent	1,908	1,955	5,891
Convertible preferred share tranche rights, noncurrent	571	—	—
Other	298	1,341	1,351
Other liabilities, noncurrent	$8,016	$12,385	$39,715

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6.Guarantees, Commitments, and Contingencies
Indemnification Guarantees
We provide contractual assurances around the accuracy of our approvals so that our merchants can confidently automate a transaction’s execution. Our contracts obligate us to stand ready to indemnify our merchants for any costs incurred from a chargeback due to fraud. Accordingly, we account for the guarantee obligation as an indemnification under the general provisions of ASC 460 and recognize a liability at fair value upon approving a transaction at an amount that represents what we would need to pay a third party to relieve ourselves from this legal obligation. This liability is presented as Guarantee obligations on the consolidated balance sheets and was $9.1 million, $12.4 million, and $9.6 million as of December 31, 2019 and 2020, and March 31, 2021 (unaudited), respectively, and will be released to revenue in the consolidated statements of operations.
We are relieved from our guarantee obligation at the earlier of (a) paying a chargeback or (b) expiration of the guarantee which is generally six months from the date of the transaction. We recognize the guarantee obligation as revenue through a systematic and rational amortization method over a six-month period that is representative of our historical pattern of being released from risk under the guarantee obligation.
Our provision for chargebacks includes amounts associated with chargebacks that have been submitted and accepted but not yet paid by us as of the balance sheet date and estimates of chargebacks that have not yet been submitted and accepted relating to approved transactions that are accounted for under ASC 450. While no individual transaction is probable of a chargeback occurring, when we analyze a portfolio of transactions, if we believe a future chargeback is probable and reasonably estimated, we accrue a liability and an associated expense through cost of revenue in accordance with ASC 450. Inputs and assumptions used by management to calculate the provision are based on the transactions approved and the features of those transactions as well as historical information about chargebacks. It is possible that the estimate may change in the near term, and the effect of the change could be material. Provision for chargebacks, net on the consolidated balance sheets were $6.5 million, $10.6 million, and $8.1 million as of December 31, 2019 and 2020, and March 31, 2021 (unaudited), respectively, and will be reduced by credits issued or cash paid to merchants.
As of March 31, 2021, our portfolio of potential chargeback liabilities was diversified across numerous industries, hundreds of merchants, and millions of individual transactions. The maximum potential payment to our merchants for these guarantees at a point in time, if every order we approved was fraudulent, is generally the aggregate approved transaction amount excluding cancelled orders, orders that have expired guarantees, and orders for which guarantees have already been paid. As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), there were $19.1 billion, $35.6 billion, and $38.2 billion, respectively, in outstanding indemnification guarantees. Historically, we have had to pay approximately 0.1% of guarantees that we have issued and net chargeback expenses for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited) were $54.4 million, $63.1 million, $13.1 million, and $17.9 million, respectively, which was in line with our budgets for the associated periods.
Operating Leases
We lease our office facilities under non-cancelable agreements that expire at various dates through 2031. Lease expenses during the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited) were $3.4 million, $4.2 million, $1.0 million, and $1.0 million, respectively. Sublease income during the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited) were $0.8 million, $0.9 million, $0.2 million, and zero, respectively. The total minimum sublease income to be received in the future as of December 31, 2020 was $0.1 million. The minimum rental payments under operating leases as of December 31, 2020 were as follows:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amount
(in thousands)
Year Ending December 31,
2021	$4,996
2022	6,417
2023	6,541
2024	6,414
2025	6,281
Thereafter	28,456
Total	$59,105
The total minimum sublease income to be received in the future as of March 31, 2021 (unaudited) was $0.1 million. The minimum rental payments under operating leases as of March 31, 2021 (unaudited) were as follows:

Amount
(in thousands, unaudited)
Year Ending December 31,
Remainder of 2021	$4,052
2022	6,395
2023	6,377
2024	6,245
2025	6,122
Thereafter	27,648
Total	$56,839
Excluded from the tables above is an unsecured and undated promissory note issued in December 2020 in connection with the execution of a lease agreement for an amount of $3.2 million and $3.1 million as of December 31, 2020 and March 31, 2021 (unaudited), respectively. The promissory note may only be withdrawn in the event of a material and fundamental breach of the lease agreement. The promissory note expires three months after the lease termination date. As of December 31, 2020 and March 31, 2021 (unaudited), we were in full compliance of the terms and conditions of the promissory note, and the promissory note has not been withdrawn.
Non-Cancelable Purchase Obligations
In the normal course of business, we enter into non-cancelable purchase commitments with various parties primarily for hosting and software services. As of December 31, 2020, we had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

Amount
(in thousands)
Year Ending December 31,
2021	$9,645
2022	9,403
2023	65
Total	$19,113

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of March 31, 2021 (unaudited), we had outstanding non-cancelable purchase obligations with a term of 12 months or longer as follows:

Amount
(in thousands, unaudited)
Year Ending December 31,
Remainder of 2021	$6,522
2022	9,363
2023	73
Total	$15,958
Other Indemnifications and Contingencies
In the ordinary course of business, we agree to indemnify certain parties. In our merchant agreements, we have agreed to indemnify, defend, and hold harmless the indemnified party for third-party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party intellectual property infringement claims. For certain large or strategic merchants, we have agreed to indemnify, defend and hold harmless the indemnified party for non-compliance with certain additional representations and warranties made by us. In addition, we have entered into indemnification agreements with our officers and directors. As we have a limited history of prior indemnification claims and the payments we have made under such agreements have not had a material adverse effect on our results of operations, cash flows, or financial position, we are unable to reasonably estimate the maximum potential amount of future payments related to these indemnification agreements as of all of the periods presented. However, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period. As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), we did not have any material indemnification claims that were probable or reasonably possible.
Legal Proceedings
Occasionally we may be subject to various proceedings, lawsuits, disputes, or claims. We investigate these claims as they arise and accrue liabilities when losses are probable and reasonable estimated. Although claims are inherently unpredictable, we are currently not aware of any matters that, if determined adversely to us, would individually or taken together, have a material adverse effect on our business, financial position, results of operations, or cash flows.
7.Convertible Preferred Shares
The Series E convertible preferred shares financing was structured to close in four separate tranches. In October 2019, we closed the first tranche and issued 2,480,485 shares of Series E convertible preferred shares for $19.02 per share and warrants to purchase an aggregate total of 1,433,142 Series E-1 convertible preferred shares at an exercise price of $25.20 per share for total gross proceeds of $47.2 million, of which $1.8 million was allocated to the Series E-1 convertible preferred share warrants and $1.3 million was allocated to the tranche rights. Total issuance costs were $1.7 million.
In April and October 2020, we closed the second and third tranches and issued a total of 2,900,826 shares of Series E convertible preferred shares for $19.02 per share for total gross proceeds of $55.2 million. Total issuance costs were $1.5 million.
During the second quarter of 2021, we closed the fourth tranche and issued a total of 1,450,414 shares of Series E convertible preferred shares for $19.02 per share for total gross proceeds of $27.6 million. Total issuance costs were $0.8 million.

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Convertible preferred shares consisted of the following:

	As of December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
	(in thousands, except share data)
Series A	6,228,199	6,228,199	$1,612	$1,619
Series B	5,093,025	4,667,700	3,926	3,921
Series C	7,465,072	7,356,972	24,438	24,572
Series D	6,243,934	6,243,934	32,998	33,093
Series E	6,831,725	2,480,485	42,380	47,179
Series E-1	1,433,142	—	—	—
Total convertible preferred shares	33,295,097	26,977,290	$105,354	$110,384

	As of December 31, 2020 and March 31, 2021 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Carrying Value	Aggregate Liquidation Preference
	(in thousands, except share data)
Series A	6,228,199	6,228,199	$1,612	$1,619
Series B	5,093,025	4,667,700	3,926	3,921
Series C	7,465,072	7,356,972	24,438	24,572
Series D	6,243,934	6,243,934	32,998	33,093
Series E	6,831,725	5,381,311	96,590	102,353
Series E-1	1,433,142	—	—	—
Total convertible preferred shares	33,295,097	29,878,116	$159,564	$165,558
The holders of the convertible preferred shares have the following rights, preferences and privileges:
Dividend Rights—We will not declare, pay or set aside any dividends on shares of any other class or series of share capital unless the holders of the convertible preferred shares then outstanding will first receive a dividend on each outstanding convertible preferred share, on a pari passu basis with each other, in each case calculated on the record date for determination of holders entitled to receive such dividend. To date, no dividends have been declared.
Conversion Rights—At any time following the date of issuance, each preferred share is convertible, at the option of its holder, into the number of ordinary shares, calculated by dividing the applicable original issue price per share of each series by the applicable conversion price per share of such series. The conversion price may be adjusted from time to time based on certain events such as share splits, subdivisions, reclassification, dividends or distributions, exchanges and substitutions. The holders of convertible preferred shares will benefit from broad-based weighted-average anti-dilution adjustments in the event we issue shares at a per share price lower than the respective issuance price of each series of convertible preferred shares. The convertible preferred shares are subject to mandatory conversion upon the earlier of (i) the time that is immediately prior to the closing of a qualified IPO or (ii) the date specified by vote or written consent of the holders of at least the majority of the voting rights underlying the convertible preferred shares including a majority of the voting rights underlying the Series E convertible preferred shares then outstanding.
Liquidation Preference—In the event of any liquidation or certain change of control transactions, the holders of convertible preferred shares then outstanding will be entitled to be paid out of our assets available for distribution, on a pari passu basis. The liquidation preference of convertible preferred shares will be an amount per share equal to the original issue price plus any declared but unpaid dividends

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thereon less any distributable proceeds of any kind previously paid in preference on such share, including by way of distribution of dividends. If upon any liquidation or change of control event, our assets are insufficient to make payment in full to the holders of convertible preferred shares, then such assets will be distributed among the holders of convertible preferred shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After payment has been made to the holders of the convertible preferred shares, the remaining assets available for distribution will be distributed ratably among the holders of ordinary shares, in each case in proportion to the nominal value of the ordinary shares then held by each holder. In the event that the liquidation preferences described above would result in any holder of convertible preferred shares receiving a greater distribution on account of such convertible preferred shares held by it, by converting such convertible preferred shares into ordinary shares, then solely for the purposes of determining the amount to be distributed to such holder upon an event of liquidation or change of control transaction, such convertible preferred shares will be deemed to automatically convert to ordinary shares, such that the holder shall be entitled to receive with respect to such convertible preferred shares, such greater distribution.
Voting Rights—Each holder of convertible preferred shares is entitled to the number of votes equal to the number of ordinary shares into which such shares of convertible preferred shares could be converted at the record date.
Redemption—The convertible preferred shares do not contain any date-certain redemption features.
Classification of Convertible Preferred Shares—The deemed liquidation preference provisions of the convertible preferred shares are considered contingent redemption provisions that are not solely within our control. Accordingly, the convertible preferred shares have been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.
Assumptions Used in Determining the Fair Value of Future Tranche Rights
We remeasure our outstanding convertible preferred share tranche rights to fair value using a combination of the PWERM and discounted present value model. We selected these models as we believe they are reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of the future tranche rights. Such assumptions include, among other inputs, fair value of underlying preferred shares, time to payments, and risk-free rates.
As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), the key inputs used in the valuation were as follows:

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
Fair value of Series E convertible preferred shares	$19.02	$20.74	$31.68
Time to payments (years)	0.33 - 1.33	0.33	0.08
Risk-free interest rate	1.57% - 1.59%	0.09%	0.01%
8.Convertible Preferred Share Warrants
In conjunction with the issuance of the Series E convertible preferred shares in October 2019, the holders of Series E convertible preferred shares received warrants to purchase an aggregate of 1,433,142 Series E-1 convertible preferred shares at an exercise price of $25.20 per share.

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The following warrants were issued and outstanding:

	As of December 31, 2019 and 2020, and March 31, 2021 (unaudited)
	Issued and Outstanding Share Warrants			Weighted-Average Exercise Price			Expiration Date
	Series B	Series C	Series E-1	Series B	Series C	Series E-1
Series B/C	425,325	108,100	—	$0.84	$3.34	—	April 2025
Series E-1	—	—	1,433,142	—	—	$25.20	November 2022
Total	425,325	108,100	1,433,142
For all periods presented, the shares issuable upon exercise of the Series B/C convertible preferred share warrants shall be Series B convertible preferred shares or Series C convertible preferred shares. Such election may be made by the holder of the Series B/C convertible preferred share warrant in its sole discretion. On May 4, 2021, the Series B/C convertible preferred share warrant was amended and restated to, among other things, remove the holder's Series B/C convertible preferred share election right. As a result of the amendment, the shares issuable upon exercise of the Series B/C convertible preferred share warrant shall solely be Series B convertible preferred shares. All other terms and conditions of the Series B/C convertible preferred share warrant, as shown in the table above, remained unchanged.
We remeasure our outstanding convertible preferred share warrant liabilities to fair value using the Black-Scholes option-pricing model. As of December 31, 2019 and 2020, and March 31, 2021 (unaudited), the key inputs used in the valuation were as follows:

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
Fair value of Series B convertible preferred shares	$9.62	$13.32	$28.16
Fair value of Series E convertible preferred shares	$19.02	$20.74	$31.68
Expected term (years)	2.25	0.75-1.75	0.33-1.50
Expected volatility	55.00%	70.00%	70.00%
Risk-free interest rate	1.59%	0.10%-0.12%	0.04%-0.12%
Expected dividend yield	0.00%	0.00%	0.00%
Estimates of expected term were based on the remaining contractual period of the warrants. Estimates of the volatility for the Black-Scholes option-pricing model were based on the volatility of the respective convertible preferred shares. The risk-free interest rates were based on the U.S. Treasury yield for a term consistent with the estimated expected terms. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.

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9.Ordinary Shares and Equity Incentive Plan
Ordinary Shares
We have the following ordinary shares reserved for future issuance:

	As of December 31,		As of March 31, 2021
	2019	2020
			(unaudited)
Conversion of convertible preferred shares	26,977,290	29,878,116	29,878,116
Warrants to purchase convertible preferred shares(1)	1,858,467	1,858,467	1,858,467
Share options and RSUs issued and outstanding under the 2013 Plan	5,873,894	5,934,521	7,808,784
Remaining shares available for future issuance under the 2013 Plan	2,796,117	2,129,796	2,396,698
Total ordinary shares reserved	37,505,768	39,800,900	41,942,065
_________________
(1)Assumes the Series B/C convertible preferred share warrants are exercised into Series B convertible preferred shares. Prior to May 4, 2021, should the holder elect to exercise into Series C convertible preferred shares, total ordinary shares reserved for future issuance would be 37,188,543, 39,483,675, and 41,624,840 as of December 31, 2019 and 2020, and March 31, 2021 (unaudited), respectively. On May 4, 2021, the Series B/C convertible preferred share warrant was amended and restated to, among other things, remove the holder's Series B/C convertible preferred share election right. As a result of the amendment, the shares issuable upon exercise of the Series B/C convertible preferred share warrant shall solely be Series B convertible preferred shares.
Equity Incentive Plan
The 2013 Equity Incentive Plan, or the 2013 Plan, was adopted by our board of directors on July 13, 2013 and amended and restated on February 23, 2021. The U.S. Sub-Plan to the 2013 Plan, or the U.S. Sub-Plan, was adopted by our board of directors on May 10, 2015 and amended and restated on February 23, 2021. The 2013 Plan and U.S. Sub-Plan provide for the grant of equity-based incentive awards to our employees, directors, office holders, and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.
As of December 31, 2019, 2020 and March 31, 2021 (unaudited), our board of directors had cumulatively authorized, 11,099,675, 11,099,675, and 13,413,984 ordinary shares to be reserved for grant of awards under the 2013 Plan and U.S. Sub-Plan.

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Share Options and Shares Available for Grant
Share options generally vest over four years and expire ten years after the date of grant. We issue ordinary shares upon exercise of share options. A summary of share options and shares available for grant under our equity incentive plan and related information is as follows:

		Share Options Outstanding
	Shares Available for Grant	Outstanding Share Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except share, life and per share data)
Balance as of January 1, 2019	3,606,380	5,491,733	$1.50	5.9	$24,883
Options granted	(1,243,016)	1,243,016	$5.31
Options exercised	—	(428,102)	$0.55		$2,659
Options forfeited	432,753	(432,753)	$2.19
Balance as of December 31, 2019	2,796,117	5,873,894	$2.33	6.3	$37,141
Options granted	(943,165)	943,165	$8.26
Options exercised	—	(605,694)	$1.01		$4,299
Options forfeited	276,844	(276,844)	$4.25
Balance as of December 31, 2020	2,129,796	5,934,521	$3.31	6.5	$48,479
Shares authorized (unaudited)	2,314,309	—
Options granted (unaudited)	(1,936,832)	1,936,832	$11.48
RSUs granted (unaudited)	(171,685)	—
Options exercised (unaudited)	—	(173,144)	$1.29		$2,084
Options forfeited (unaudited)	61,110	(61,110)	$5.33
Balance as of March 31, 2021 (unaudited)	2,396,698	7,637,099	$5.41	7.3	$165,780
Exercisable as of December 31, 2020		3,682,908	$1.86	5.5	$35,423
Exercisable as of March 31, 2021 (unaudited)		3,868,593	$2.19	5.7	$96,431
The weighted-average grant date fair value of share options granted during the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited) were $4.30, $4.40, $4.33, and $16.47, respectively. The aggregate grant date fair value of share options vested during the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited) were $0.7 million, $2.6 million, $1.0 million, and $1.0 million, respectively. As of December 31, 2020 and March 31, 2021 (unaudited), unrecognized share-based compensation cost related to unvested share options was $6.3 million and $35.4 million, respectively, which is expected to be recognized over a weighted-average period of 2.7 years and 3.6 years, respectively.

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The Black-Scholes assumptions used to value the employee share options at the grant dates are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Expected term (years)	5.20 - 6.11	5.75 - 6.11	5.75 - 6.11	6.11
Expected volatility	55.00% - 62.61%	55.00% - 65.00%	55.00%	70.00%
Risk-free interest rate	1.66% - 2.50%	0.52% - 1.73%	1.73%	0.50%
Expected dividend yield	0.00%	0.00%	0.00%	0.00%
These assumptions and estimates were determined as follows:
•Fair Value of Ordinary Shares - As our ordinary shares prior to this offering were not publicly traded, the fair value was determined by our board of directors, with input from management and valuation reports prepared by third-party valuation specialists.
•Expected Term - The expected term represents the period that the share options are expected to be outstanding. For share option grants that are considered to be “plain vanilla,” we determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the share options.
•Expected Volatility - Since our ordinary shares have no trading history, the expected volatility is derived from the average historical share volatilities of several unrelated public companies within our industry that we consider to be comparable to our own business over a period equivalent to the share option’s expected term.
•Risk-Free Interest Rate - The risk-free rate for the expected term of the share options are based on the yields of U.S. Treasury securities with maturities appropriate for the expected term of employee share option awards.
•Expected Dividend Yield. - We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero percent was used.
Restricted Share Units
RSUs outstanding vest upon the satisfaction of service-based and performance-based vesting conditions. The service-based vesting conditions have varying terms, but are generally satisfied over four years and the performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) the six month anniversary of or, if earlier, March 15 of the year following, the occurrence of an IPO or (ii) consummation of a merger and acquisition, or M&A, transaction of the Company. RSUs can only vest prior to the expiration date of the award which is seven years from the date of grant. Shareholders are able to retain RSUs vested with respect to the satisfaction of the service-based vesting condition upon termination of employment or

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service, and such RSUs remain subject to the performance-based vesting condition. Any RSUs that have not vested will automatically terminate on their expiration date.
The following table summarizes the activity related to our RSUs:

	Number of Shares	Weighted-Average Grant-Date Fair Value Per Share
Unvested as of December 31, 2020	—	$—
Granted (unaudited)	171,685	$22.37
Vested (unaudited)	—	$—
Forfeited (unaudited)	—	$—
Unvested as of March 31, 2021 (unaudited)	171,685	$22.37
During the three months ended March 31, 2021 (unaudited), we did not recognize any share-based compensation expense associated with RSUs with both a service-based vesting condition and a performance-based vesting condition as the performance-based vesting condition was not probable of being satisfied. As of March 31, 2021 (unaudited), total unrecognized share-based compensation cost related to unvested RSUs with both a service-based vesting condition and a performance-based vesting condition was approximately $3.8 million and will be recognized over the time-based vesting period once the performance-based vesting condition is probable of being achieved. If the qualifying liquidation event had occurred on March 31, 2021, we would have recorded $0.2 million of share-based compensation expense related to these RSUs using the accelerated attribution method.
Secondary Transactions
2019 Secondary Transaction: In December 2019, in conjunction with the Series E convertible preferred share financing, our founders sold 1,012,572 ordinary shares to existing investors at a per share price of $18.08. As the purchases were made by economic interest holders in our acquired shares from our founders, we assessed the impact of this transaction at a price in excess of fair value of such shares. Accordingly, we recognized $9.6 million of such excess value as share-based compensation expense during the year ended December 31, 2019.
2020 Secondary Transaction: In April 2020, in conjunction with the Series E convertible preferred shares financing, certain of our employees and shareholders sold 1,120,809 ordinary shares, of which 521,473 shares were sold by our employees to existing investors at a per share price of $18.08. As the purchases were made by economic interest holders in our acquired shares from our employees, we assessed the impact of this transaction at a price in excess of fair value of such shares. Accordingly, we recognized $5.5 million of such excess value as share-based compensation expense during the year ended December 31, 2020.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Share-Based Compensation
Share-based compensation expense by line item in the consolidated statements of operations is summarized as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands)
Cost of revenue	$12	$38	$3	$26
Research and development	465	3,621	186	825
Sales and marketing	5,534	2,814	173	925
General and administrative	5,226	1,472	115	773
Total share-based compensation expense	$11,237	$7,945	$477	$2,549
10.Income Taxes
Ordinary taxable income in Israel is subject to a corporate tax rate of 23%. However, the effective tax rate payable by a company that derives income from a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains (which are not ‘Inflationary Surplus’, as described below) derived by an Israeli company are generally subject to the prevailing corporate tax rate.
Law for the Encouragement of Capital Investments, 1959
The Law for the Encouragement of Capital Investments, 1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).
The Investment Law was significantly amended effective on April 1, 2005, January 1, 2011, and on January 1, 2017, or the 2017 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.
The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment included new tax benefits for “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.
The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a “Preferred Technology Enterprises,” or PTE, granting a 12% tax rate in central Israel on income deriving from Benefited Intangible Assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.
We have not adopted the PTE status currently, but believe we are eligible for the PTE status in future tax years and have tax-effected our Israel deferred tax assets and liabilities at the appropriate PTE rates. Our subsidiaries are separately taxed under the domestic tax laws of the jurisdiction of incorporation of each entity.

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Profit (loss) before the provision for income taxes consisted of the following for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
	(in thousands)
Israel	$(8,302)	$(13,479)
International	(5,398)	3,207
Total	$(13,700)	$(10,272)
The provision for income taxes was as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Current:
Israel	$212	$4
International	45	32
Total current income tax expense	257	36
Deferred:
Israel	—	—
International	218	1,039
Total deferred income tax expense	218	1,039
Total provision for income taxes	$475	$1,075
A reconciliation of our statutory income tax expense to our effective income tax provision is as follows:

	Year Ended December 31,
	2019	2020
	(in thousands)
Israel tax benefit at statutory rate	$(3,151)	$(2,362)
Preferred enterprise	750	169
Foreign rate differential	2,376	332
Share-based compensation	245	1,328
Warrant revaluation	100	1,336
Permanent differences	(138)	83
ASC 606	133	—
Uncertain tax position	234	5
Change in valuation allowance	(74)	184
Total	$475	$1,075
Our effective tax rate was (10)% for the year ended December 31, 2020, compared to an effective tax rate of (3)% for the year ended December 31, 2019. The effective tax rates for the periods presented are primarily comprised of Israel statutory taxes, warrant revaluation, share-based compensation expense, foreign taxes, and change in valuation allowance position. We qualify as a "Preferred Enterprise" status which provides cash and tax benefits, under the Israel Law of Encouragement and Capital Investment to specific enterprises. The difference in the effective tax rate of (10)% for the year ended December 31, 2020 as compared to the effective tax rate of (3)% for the year ended December 31, 2019 was related to

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movement of warrant revaluation and non-deductible share-based compensation in Israel and in our U.S. subsidiary which was included as part of the foreign rate differential.
Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, we update our estimate of the annual effective tax rate, and if the estimated annual effective tax rate changes, we make a cumulative adjustment in the period of change.
Our quarterly tax provision, and estimates of our annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation, and changes in our valuation allowance. We had an effective tax rate of 0% and (1)% for the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively.
The provision for income taxes was zero and $0.6 million for the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively. The provision for income taxes for the three months ended March 31, 2021 (unaudited) consisted primarily of income taxes related to the United States and other foreign jurisdictions in which we conduct business.
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
The following table presents the significant components of our deferred tax assets and liabilities:

	Year Ended December 31,
	2019	2020
	(in thousands)
Deferred tax assets:
Research and development expenses	$2,619	$1,742
Stat to GAAP adjustments	1,096	1,493
Net operating loss	739	941
Vacation and convalescence	165	364
Bad debts	106	100
Other	169	374
Gross deferred tax assets	4,894	5,014
Valuation allowance	(4,071)	(4,255)
Total deferred tax assets	823	759
Deferred tax liabilities:
Deferred contract acquisition costs	(633)	(1,543)
Property and equipment	(404)	(439)
Other	(4)	(34)
Gross deferred tax liabilities	(1,041)	(2,016)
Net deferred tax liabilities	$(218)	$(1,257)
As of December 31, 2019 and 2020, we had Israel net operating loss, or NOL, carryforwards of approximately $1.3 million, and $5.1 million, respectively, which do not expire. As of December 31, 2019 and 2020, we had U.S. federal NOL carryforwards of approximately $2.2 million, and $0.1 million, respectively, which expire in 2027. As of December 31, 2019, we had U.S. state NOL carryforwards of approximately $2.9 million, of which $2.4 million expires in 2027, and the remaining $0.5 million do not expire. As of December 31, 2020, we had U.S. state NOL carryforwards of approximately $4.8 million, of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
which $1.5 million expires in 2027, $0.5 million expires in 2029, $2.3 million expires in 2030, and the remaining $0.5 million do not expire.
During the years ended December 31, 2019 and 2020, the net change in the valuation allowance against deferred tax assets amounted to a decrease of $0.1 million and an increase of $0.2 million, respectively. The decrease in the valuation allowance during the year ended December 31, 2019, was largely attributable to the release of the valuation allowance on the U.S. federal net deferred tax assets. The increase in the valuation allowance during the year ended December 31, 2020, was largely attributable to the generation of Israel NOLs.
In establishing deferred income tax assets and liabilities, management makes judgments based on the enacted tax laws and published tax guidance applicable to us as well as the amount and jurisdiction of future taxable income. Deferred tax assets and liabilities are recorded and the need for valuation allowances is evaluated to reduce the deferred tax assets to amounts expected to be realized. As of December 31, 2019 and 2020, we maintained a full valuation allowance on Israel net deferred tax assets as we believe, after weighing both the positive and negative evidence, that it is more likely than not that these deferred tax assets will not be realized.
The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of NOLs in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use NOLs may be limited as prescribed under Internal Revenue Code Section 382, or IRC Section 382. Events which may cause limitations in the amount of the NOLs that we may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the U.S. federal and state NOLs may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions. We have completed our evaluation of NOL utilization limitations under Internal Revenue Code, as amended, or the Code, Section 382, change of ownership rules, and have found that the NOLs would not be limited as to the amount that could be used in the current tax year.
We have identified unrecognized tax benefits or uncertain tax positions. There has been a liability on uncertain tax positions recorded on our audited consolidated financial statements as of December 31, 2019 and 2020. We do not expect that our assessment regarding unrecognized tax benefits and uncertain tax positions will materially change over the following 12 months.
A reconciliation of the beginning and ending balance of total unrecognized tax position is as follows:

Unrecognized Tax Benefits
(in thousands)
Balance – January 1, 2019	$—
Additions based on tax positions related to current year	234
Reductions for tax positions of prior years	—
Balance – December 31, 2019	234
Additions based on tax positions related to current year	—
Reductions for tax positions of prior years	—
Balance – December 31, 2020	$234
As of December 31, 2019 and 2020, the total amount of gross unrecognized tax benefits was $0.2 million, and $0.2 million, respectively, which, if recognized, would affect our effective tax rate. We have elected to include interest and penalties as a component of tax expense. As of December 31, 2019 and 2020, we have accumulated $2 thousand, and $5 thousand, respectively, in both interest and penalties associated with uncertain tax positions. We do not expect unrecognized tax benefits to change significantly within the next twelve months.

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
We have net operating loss carryforwards which may be subject to examination by tax authorities. As of December 31, 2020, tax years beginning with the year ended December 31, 2015 remain subject to examination by the Israel tax authorities and tax years beginning with the year ended December 31, 2015 remain subject to examination by the Internal Revenue Service and certain U.S. state jurisdictions.
11.Net Profit (Loss) Per Share Attributable to Ordinary Shareholders
The following table sets forth the computation of basic and diluted net profit (loss) per share attributable to ordinary shareholders for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
	(in thousands, except share and per share data)
Numerator:
Net profit (loss)	$(14,175)	$(11,347)	$2,254	$(43,652)
Less: undistributed earnings attributable to participating securities	—	—	(2,254)	—
Net profit (loss) attributable to ordinary shareholders, basic	$(14,175)	$(11,347)	$—	$(43,652)

Net profit (loss)	$(14,175)	$(11,347)	$2,254	$(43,652)
Less: change in fair value of convertible preferred share warrant liabilities	—	—	(655)	—
Less: undistributed earnings attributable to participating securities	—	—	(1,599)	—
Net profit (loss) attributable to ordinary shareholders, diluted	$(14,175)	$(11,347)	$—	$(43,652)

Denominator:
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, basic	13,597,794	14,022,788	13,716,177	14,465,175
Weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders, diluted	13,597,794	14,022,788	17,757,380	14,465,175
Net profit (loss) per share attributable to ordinary shareholders, basic	$(1.04)	$(0.81)	$0.00	$(3.02)
Net profit (loss) per share attributable to ordinary shareholders, diluted	$(1.04)	$(0.81)	$0.00	$(3.02)

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The weighted-average potential ordinary shares that were excluded from the computation of diluted net profit (loss) per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(unaudited)
Convertible preferred shares	24,912,627	28,217,680	—	29,878,116
Warrants to purchase convertible preferred shares(1)	680,542	1,858,467	1,433,142	1,858,467
Outstanding share options	5,687,851	5,985,236	522,959	6,377,006
Unvested RSUs	—	—	—	54,063
Total	31,281,020	36,061,383	1,956,101	38,167,652
_________________
(1)Assumes the Series B/C convertible preferred share warrants are exercised into Series B convertible preferred shares. Prior to May 4, 2021, should the holder elect to exercise into Series C convertible preferred shares, total weighted-average potential ordinary shares that were excluded from the computation of diluted net profit (loss) per share attributable to ordinary shareholders were 30,963,795, 35,744,158, 1,956,101, and 37,850,427 for the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), respectively. On May 4, 2021, the Series B/C convertible preferred share warrant was amended and restated to, among other things, remove the holder's Series B/C convertible preferred share election right. As a result of the amendment, the shares issuable upon exercise of the Series B/C convertible preferred share warrant shall solely be Series B convertible preferred shares.
12.Employee Benefit Plans
We have a defined-contribution plan in the United States intended to qualify under Section 401 of the Internal Revenue Code, or the 401(k) Plan. The 401(k) Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. We offer a safe harbor matching contribution in an amount equal to 100% of participating employee contributions to the plan up to 4% of the employee’s eligible compensation. During the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), we recorded $0.3 million, $0.6 million, $0.1 million, and $0.2 million, respectively, of expenses related to the 401(k) plan.
Israeli Severance Pay
Pursuant to Israel’s Severance Pay Law, Israeli employees are entitled to severance pay equal to one month’s salary for each year of employment, or a portion thereof. We have elected to include our employees in Israel under Section 14 of the Severance Pay Law, under which these employees are entitled only to monthly deposits made in their name with insurance companies, at a rate of 8.33% of their monthly salary. These payments release us from any future obligation under the Israeli Severance Pay Law to make severance payments in respect of those employees; therefore, any liability for severance pay due to these employees, and the deposits under Section 14 are not recorded as an asset in the consolidated balance sheets. During the years ended December 31, 2019 and 2020, and the three months ended March 31, 2020 (unaudited) and 2021 (unaudited), we recorded $1.9 million, $2.7 million, $0.6 million, and $0.8 million, respectively, in severance expenses related to these employees.
13.Related Party Transactions
For a description of related party transactions, please refer to Note 9, “Ordinary Shares and Equity Incentive Plan—Secondary Transactions.”
14.Subsequent Events
We have evaluated subsequent events from the balance sheet date through April 16, 2021, the date at which the consolidated financial statements were available to be issued, noting no additional items

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
which need to be disclosed within the accompanying notes to the consolidated financial statements other than those disclosed above.
14.Subsequent Events (unaudited)
We have evaluated subsequent events from the balance sheet date through July 19, 2021 the date at which the interim consolidated financial statements were available to be issued. We identified the following subsequent events:
During the second quarter of 2021, we closed the fourth tranche and issued a total of 1,450,414 shares of Series E convertible preferred shares for $19.02 per share for total gross proceeds of $27.6 million. Total issuance costs were $0.8 million.
In connection with the effectiveness of the registration statement and contingent upon the closing of the IPO, we expect to adopt new Articles of Association, in which, among other things, we expect to include:
(i) a dual class ordinary share structure pursuant to which we will have two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A ordinary shares and Class B ordinary shares will be identical, except with respect to voting, conversion and transfer rights. The dual class ordinary share structure will concentrate voting power with our existing shareholders prior to the IPO. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of our shareholders, unless otherwise required by law or our amended and restated articles of association to be effective upon the closing of this offering;
(ii) the elimination of the par value per ordinary share; and
(iii) a two-for-one Reverse Share Split of our Class A ordinary shares.
In April 2021, we granted an aggregate of 151,911, after giving effect to the Reverse Share Split, RSUs and share options to officers and employees that will be settled in Class A and Class B ordinary shares. Certain of these awards are subject to both service-based and performance-based vesting conditions, while others are subject to service-based vesting conditions only. The service-based vesting conditions have varying terms, but are generally satisfied over four years and the performance-based vesting conditions are satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) the six month anniversary of or, if earlier, March 15 of the year following, the occurrence of an IPO or (ii) consummation of a mergers and acquisitions transaction of the Company. The grant date fair value of the awards is estimated to be $3.5 million.
On June 27, 2021, we entered into an amended SaaS Agreement, the “SaaS Agreement,” with Wayfair. The SaaS Agreement has a five-year term, with an option for the customer to terminate the SaaS Agreement following the three-year anniversary date.
In conjunction with the SaaS Agreement, we issued a warrant to Wayfair to purchase up to 166,500 ordinary shares at an exercise price of $0.02 per share, after giving effect to the Reverse Share Split. The warrant vests annually, in equal amounts, over a five-year period commencing on the effective date of the SaaS Agreement. Vesting during the first three years is contingent on the SaaS Agreement being in full force and effect in accordance with its terms and Wayfair not being in default or material breach under the terms of the SaaS Agreement, which includes Wayfair complying with certain volume commitments. Vesting during the last two years is contingent upon the vesting conditions being met during the first three years.
The warrant is accounted for as consideration payable to a customer under ASC 606 and will reduce revenue as we recognize revenue under the SaaS Agreement over a period of five years in an aggregate amount of approximately $8.0 million, which represents the grant date fair value of the warrant, and is

RISKIFIED LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
calculated by using a straight-line interpolation between the most recent third-party valuation immediately preceding the grant date and the midpoint of the price range set forth on the cover page of this prospectus.
In July 2021, our shareholders approved the grant of 1,041,768 RSUs, after giving effect to the Reverse Share Split, subject to service and performance-based vesting conditions to our co-founders that will be settled in Class A and Class B ordinary shares. The awards vest over a period of five years. The performance-based vesting conditions are satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) the six month anniversary of or, if earlier, March 15 of the year following, the occurrence of an IPO or (ii) consummation of a M&A transaction of the Company. The fair value of these awards on the grant date is estimated to be approximately $59.4 million based on the midpoint of the price range set forth on the cover page of this prospectus and will be recorded as share-based compensation expense over the vesting period.
In July 2021, our shareholders approved the grant of 1,331,147 RSUs, after giving effect to the Reverse Share Split, subject to service, performance, and market-based vesting conditions to our Chief Executive Officer that will be settled in Class A and Class B ordinary shares. The award vests over a period of ten years if the trading price of our Class A ordinary shares meets certain thresholds. The performance-based vesting condition is satisfied upon the occurrence of a qualifying liquidation event which is defined as the earlier to occur of (i) the six month anniversary of or, if earlier, March 15 of the year following, the occurrence of an IPO or (ii) consummation of a M&A transaction of the Company. The fair value of this award is estimated to be approximately $40.4 million based on the midpoint of the price range set forth on the cover page of this prospectus and will be recorded as share-based compensation expense over the vesting period.

17,500,000 Shares

Class A Ordinary shares
Prospectus

Goldman Sachs & Co. LLC	J.P. Morgan	Credit Suisse

Barclays	KeyBanc Capital Markets	Piper Sandler	Truist Securities	William Blair

Loop Capital Markets LLC	Ramirez & Co., Inc.	Siebert Williams Shank	Stern

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.    Indemnification of Directors and Officers.
Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association to be effective upon the closing of this offering include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.
An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:
•a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;
•reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;
•reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and
•expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.
An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:
•a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;
•a financial liability imposed on the office holder in favor of a third party;

•a financial liability imposed on the office holder in favor of a third party harmed by a breach in an administrative proceeding; and
•expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.
An Israeli company may not indemnify or insure an office holder against any of the following:
•a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•an act or omission committed with intent to derive illegal personal benefit; or
•a fine, monetary sanction or forfeit levied against the office holder.
Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders shall not require shareholder approval and may be approved by only the compensation committee, if the engagement terms are determined in accordance with the company’s compensation policy and that policy was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.
Our amended and restated articles of association to be effective upon the closing of this offering allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.
We have entered into agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.
Effective as of the date of this offering, the maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of $300,000,000, 25% of our total shareholder’s equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering) and 10% of our total market cap calculated based on the average closing price of our Class A ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment. The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third party pursuant to an indemnification arrangement.
In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our office holders as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any office holder.
Item 7.    Recent Sales of Unregistered Securities.
During the past three years, we issued securities which were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.
The following is a summary of transactions, which does not give effect to the Recapitalization, during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.
In February 2018 we issued an aggregate of 37,725 Preferred D Shares to an accredited investor at a purchase price per share of $2.650564, for an aggregate of $100,000.00.
In October and November 2019, we issued an aggregate of 4,960,975 Preferred E Shares to accredited investors at a purchase price per share of $9.5144, for an aggregate of $47,200,700.54.
In April and October 2020, we issued an aggregate of 5,801,650 Preferred E Shares to accredited investors at a purchase price per share of $9.5144, for an aggregate of $55,199,218.76.
In April and May 2021, we issued an aggregate of 2,900,825 Preferred E Shares to accredited investors at a purchase price per share of $9.5144, for an aggregate of $27,599,609.38.
Since January 1, 2018, we have issued an aggregate of 3,583,954 ordinary shares pursuant to the exercise of share options by our employees, directors and consultants. These issuances were exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S.
Since January 1, 2018, we have granted our directors, officers, employees and consultants options to purchase an aggregate of 10,303,711 ordinary shares, at a weighted average exercise price of $4.146 per share, under our 2013 Equity Incentive Plan out of which, as of the date hereof, options to purchase 8,806,525 ordinary shares granted to our directors, officers, employees and consultants remain outstanding.
Since February 1, 2021, we have granted our directors, officers, employees and consultants an aggregate of 437,870 RSUs to be settled in ordinary shares. As of the date hereof, 437,870 RSUs granted to our directors, officers, employees and consultants remain outstanding.
No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.
Item 8.    Exhibits and Financial Statement Schedules.
(a)The Exhibit Index is hereby incorporated herein by reference.
(b)Financial Statement Schedules.
All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.

Item 9.    Undertakings.
(a)The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(b)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(c)The undersigned registrant hereby further undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1**	Amended and Restated Articles of Association of the Registrant, as currently in effect
3.2	Form of Amended and Restated Articles of Association of the Registrant to be effective upon the closing of this offering
4.1*	Specimen share certificate of the Registrant
4.2#	Amended and Restated Investors’ Rights Agreement
4.3**#	Series B/C Warrant issued to Kreos
4.4**	Form of Series E-1 Warrants
4.5**#	Share Purchase Warrant issued to Wayfair LLC
5.1	Opinion of Meitar | Law Offices, counsel to the Registrant, as to the validity of the Class A ordinary shares (including consent)
10.1	Form of Indemnification Agreement
10.2**†	Amended and Restated 2013 Equity Incentive Plan
10.3**†	Amended and Restated U.S. Sub-Plan to the 2013 Equity Incentive Plan
10.4†	2021 Share Incentive Plan
10.5†	Compensation Policy for Directors and Officers
10.6†	2021 Employee Share Purchase Plan
21.1**	List of subsidiaries of the Registrant
23.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm
23.2	Consent of Meitar | Law Offices (included in Exhibit 5.1)
24.1**	Power of Attorney (included in signature page to Registration Statement)
_________________
*To be filed by amendment.
**     Previously filed.
†      Indicates a compensatory plan or arrangement.
#      Certain portions of this exhibit (indicated by “####”) have been redacted pursuant to Regulation S-K, Item 601(a)(6).

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tel Aviv, Israel on this nineteenth day of July, 2021.
RISKIFIED LTD.

By:	/s/ Eido Gal
Name:	Eido Gal
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on July 19, 2021 in the capacities indicated:

Name	Title

/s/ Eido Gal	Co-Founder, Chief Executive Officer and Director
Eido Gal	(Principal Executive Officer)

/s/ Aglika Dotcheva	Chief Financial Officer
Aglika Dotcheva

*	Co-Founder, Chief Technology Officer and Director
Assaf Feldman

*	Director
Erez Shachar

*	Director
Eyal Kishon

*	Director
Aaron Mankovski

*	Director
Tanzeen Syed

*	Director
Jennifer Ceran

*By	/s/ Eido Gal
Eido Gal
Attorney-in-Fact

Signature of Authorized U.S. Representative of Registrant
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Riskified Ltd. has signed this registration statement on July 19, 2021.

By:	/s/ Eido Gal
Name:	Eido Gal
Title:	Chief Executive Officer